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GENERAL MARITIME CORPORATION

Submitted on a confidential basis on                , 2014
pursuant to the Jumpstart Our Business Startups Act
CONFIDENTIAL TREATMENT REQUESTED
This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

General Maritime Corporation
(Exact name of Registrant as specified in its charter)

Republic of the Marshall Islands (State or other jurisdiction of incorporation or organization)	4412 (Primary Standard Industrial Classification Code Number)	66-071-6485 (I.R.S. Employer Identification No.)

General Maritime Corporation 299 Park Avenue, Second Floor New York, New York 10171 (212) 763-5600	John P. Tavlarios President and Chief Executive Officer General Maritime Corporation 299 Park Avenue, Second Floor New York, New York 10171 (212) 763-5600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036 Attention: Thomas E. Molner, Esq. Tel: (212) 715-9100 Fax: (212) 715-8000	Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 Attention: Andrew J. Pitts D. Scott Bennett Tel: (212) 474-1000 Fax: (212) 474-3700

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

          If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee

Common Shares, par value $0.01 per share(1)

(1)
In accordance with Rule 457(o) of the Securities Act of 1933, the number of common shares being registered and the proposed maximum offering price per share are not included in this table.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

(3)
Includes common shares that may be sold pursuant to the underwriters' option to purchase additional shares.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED                        , 2014

P R E L I M I N A R Y    P R O S P E C T U S

            Shares

GENERAL MARITIME CORPORATION

Common Stock
$        per share

          This is the initial public offering of our common stock. We are selling        shares of our common stock. We currently expect the initial public offering price to be between $            and $            per share of common stock.

          We have granted the underwriters an option to purchase up to            additional shares of common stock to cover over-allotments.

          We have applied to have the common stock listed on the New York Stock Exchange under the symbol "GMR."

          Investing in our common stock involves risks. See "Risk Factors" beginning on page 17 of this prospectus.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          We are an "emerging growth company" under the federal securities laws and will be subject to reduced public company reporting requirements.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to General Maritime Corporation (before expenses)	$	$

          The underwriters expect to deliver the shares to purchasers on or about                ,        through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Citigroup	UBS

Co-Managers

        We are responsible for the information contained in this prospectus and in any free-writing prospectus we prepare or authorize. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

        You should rely only on information contained in this prospectus. Neither we nor the underwriters have authorized anyone to give any information or to make any representations other than those contained in this prospectus. Do not rely upon any information or representations made outside of this prospectus. This prospectus is not an offer to sell, and it is not soliciting an offer to buy, any securities other than our common shares or our common shares in any circumstances in which such an offer or solicitation is unlawful. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct.

        For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

i

INDUSTRY DATA

        The discussions contained under the heading "The Oil Tanker Industry" have been reviewed by Drewry Shipping Consultants Ltd., or "Drewry", which firm has confirmed to us that they accurately describe in all material respects the international tanker market as of the date of this prospectus.

        The statistical and graphical information we use in this prospectus has been compiled by Drewry from its database and other sources, including independent industry publications, government publications and other published independent sources. Drewry compiles and publishes data for the benefit of its clients. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data do not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market. We believe that the information provided by Drewry is accurate in all material respects. In connection therewith, Drewry has advised that certain information in Drewry's database is derived from estimates or subjective judgments; the information in the databases of other shipping data collection agencies may differ from the information in Drewry's database; and while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures. Although data are taken from the most recently available published sources, these sources do revise figures and forecasts from time to time.

ii

 SUMMARY

        This section summarizes information that appears later in this prospectus. You should review carefully the risk factors and other more detailed information, as well as financial statements, included in this prospectus before making an investment decision. Additionally, as used in this prospectus, unless the context otherwise indicates, the references to "General Maritime Corporation," "General Maritime," "the Company," "we," "our," "our company," and "us" refer to General Maritime Corporation and its subsidiaries, and references to "the offering" or "this offering" refer to our initial public offering. See the "Glossary of Shipping Terms" included in this prospectus for definitions of certain terms that are commonly used in the shipping industry.

 Our Company

        We are a leading provider of international seaborne crude oil transportation services, with a fleet of 32 double-hulled vessels, including seven newbuildings. Our fleet on the water consists of 7 VLCCs, 11 Suezmax vessels, 4 Aframax vessels, 2 Panamax vessels and 1 Handymax product carrier, with an aggregate carrying capacity of 4.5mm deadweight tons ("DWT") as of September 30, 2014. In addition, in March 2014, we acquired contracts for seven "eco" VLCC newbuildings, which are expected to increase our fleet capacity by 46% to 6.6mm DWT. These VLCC newbuildings will be equipped with advanced, fuel-saving technology. Our VLCC newbuildings are being constructed at highly reputable shipyards in South Korea, with expected deliveries from August 2015 through August 2016.

        The table below provides information regarding our vessels on the water.

Vessel	Year Built	DWT	Employment Status	Yard	Flag
VLCC
Genmar Zeus	2010	318,325	Pool	Hyundai	Marshall Islands
Genmar Atlas	2007	306,005	Pool	Daewoo	Marshall Islands
Genmar Hercules	2007	306,543	Pool	Daewoo	Marshall Islands
Genmar Ulysses	2003	318,695	Pool	Hyundai	Marshall Islands
Genmar Poseidon	2002	305,796	Pool	Daewoo	Marshall Islands
Genmar Victory	2001	312,638	Pool	Hyundai	Bermuda
Genmar Vision	2001	312,679	Pool	Hyundai	Bermuda
SUEZMAX
Genmar Spartiate	2011	165,000	Pool	Hyundai	Marshall Islands
Genmar Maniate	2010	165,000	Pool	Hyundai	Marshall Islands
Genmar St. Nikolas	2008	150,205	TC	Universal	Marshall Islands
Genmar George T	2007	150,205	Pool	Universal	Marshall Islands
Genmar Kara G	2007	150,205	Pool	Universal	Liberia
Genmar Harriet G	2006	150,205	Pool	Universal	Liberia
Genmar Orion	2002	159,992	TC	Samsung	Marshall Islands
Genmar Argus	2000	159,901	Pool	Hyundai	Marshall Islands
Genmar Spyridon	2000	159,959	Pool	Hyundai	Marshall Islands
Genmar Horn	1999	159,475	Pool	Daewoo	Marshall Islands
Genmar Phoenix	1999	149,999	Pool	Halla	Marshall Islands
AFRAMAX
Genmar Strength	2003	105,674	Spot	Sumitomo	Liberia
Genmar Daphne	2002	106,560	Spot	Tsuneishi	Marshall Islands
Genmar Defiance	2002	105,538	Spot	Sumitomo	Liberia
Genmar Elektra	2002	106,560	Spot	Tsuneishi	Marshall Islands
PANAMAX
Genmar Companion	2004	72,768	Spot	Dalian China	Bermuda
Genmar Compatriot	2004	72,768	Spot	Dalian China	Bermuda
HANDYMAX
Genmar Consul	2004	47,171	Spot	Uljanik Croatia	Bermuda
Vessels on the Water Total		4,517,866

TC = Time Chartered (see below under the heading "Business—Our Charters")

Pool = Vessel is chartered into the Unique Tankers pool where it is deployed on the spot market.

        In March 2014, we acquired contracts for seven VLCC newbuildings to be equipped with advanced, fuel-saving technology. The table below provides information regarding these newbuildings.

Vessel	Expected Delivery	Estimated DWT	Yard
VLCC
Hull 5404	Q3 2015	300,000	Daewoo
Hull 5405	Q4 2015	300,000	Daewoo
Hull 5406	Q4 2015	300,000	Daewoo
Hull 5407	Q1 2016	300,000	Daewoo
Hull 5408	Q1 2016	300,000	Daewoo
Hull S777	Q2 2016	300,000	Hyundai
Hull S778	Q3 2016	300,000	Hyundai

Newbuilding Total		2,100,000

Fleet Total Including Newbuildings		6,617,866

        We employ our fleet worldwide. Our VLCC vessels typically operate on long-haul trades, mainly from the Atlantic Basin and the Middle East to Asia and from the Arabian Gulf to Western Europe and North America. Our Suezmax vessels operate primarily in the Atlantic Basin. We also maintain a presence in other parts of the world, including the Black Sea. We believe this allows us to maintain operational flexibility and take advantage of attractive market opportunities.

        We have strong relationships with our customers, which include major international oil companies and commodities trading firms such as BP, Chevron, Clearlake, Exxon, Petrobras, S-Oil, Shell, Valero and Vitol. In early 2013, we established the Unique Tankers pool with Unipec, one of the world's largest charterers, and the trading arm and main tonnage supplier to China's state owned China Petrochemical Corporation or "Sinopec," the world's second largest refiner. We currently employ all of our VLCC vessels and nine Suezmax vessels on spot market related employment in the Unique Tankers pool and employ two of our Suezmax vessels on time charters. This allows us to take advantage of access to cargos from both Unipec and other oil majors within Unipec's network, resulting in less waiting time between voyages and thereby providing higher utilization for our vessels.

        We seek to employ our vessels to maximize fleet utilization and earnings upside through spot market related employment, pool agreements and time charters in a manner that maximizes long-term cash flow, taking into account fluctuations in freight rates in the market and our own views on the direction of those rates in the future. Currently, 24 of our 25 vessels are employed in the spot market (either directly or through the Unique Tankers pool) or on short-term time charters, given our expectation of near- to medium-term increases in charter rates.

        Our company's leadership has considerable breadth and depth of shipping industry experience. Our New York City-based management team includes executives with extensive experience in the shipping industry who have a long track-record of managing the commercial, technical and financial aspects of our business. Our three most senior executives have worked together for over thirteen years. Our Chairman and founder, Peter C. Georgiopoulos has over 25 years of maritime experience, is currently Chairman of companies with an aggregate ownership of approximately 200 vessels, and has taken public four companies on U.S. exchanges across different shipping segments. Our President and Chief Executive Officer, John P. Tavlarios, possesses extensive knowledge and experience regarding our history and operations and the shipping and international oil industry. Our Chief Financial Officer and Executive Vice President, Leonard Vrondissis, has over 13 years of banking, capital markets and shipping experience. Furthermore, our principal shareholders have extensive shipping industry knowledge and ship finance experience. In addition, our executive management team has a demonstrated track record in sourcing and executing vessel acquisitions and financings, which we believe will allow us to continue executing our growth strategy opportunistically.

        We are incorporated under the laws of the Republic of the Marshall Islands. We maintain our principal executive offices at 299 Park Avenue, New York, New York 10171. Our telephone number at that address is (212) 763-5600. Our website is located at www.generalmaritimecorp.com. Information on our website is not part of this prospectus.

Business Opportunities

        We believe that the following industry dynamics create attractive opportunities for us to execute our strategy successfully:

        Continued growth in crude oil demand, driven in particular by Asia.    Oil accounts for approximately one-third of global energy consumption, and global demand has increased steadily over the past 15 years. The demand for crude oil grew to 91.4mm barrels per day in 2013, up 1.3% from 2012, with consumption expected to reach 92.8mm barrels per day by the end of 2014. Developing countries, especially in Asia, have played a significant and growing role in the expansion of demand, with non-OECD countries experiencing annualized growth of 4.0% from 2003-2013, versus a modest decline of 0.5% for OECD countries. Asia, and in particular China, has seen the most rapid rise, with an annual growth rate of 6.1% over the same period. As many developing countries with increasing demand for oil typically do not have sufficient domestic resources, crude imports to these countries are poised to continue to increase, supporting demand for crude oil tankers. For example, from 2003-2013, Chinese crude oil imports increased by an average of 15.1% per annum. Furthermore, per capita oil consumption in China and Asia is significantly lower than the U.S. and global averages, and as additional industrialization occurs, rising per capita consumption in these regions would further support oil trade growth.

        Shifting supply and demand patterns driving increased ton-miles.    The demand for crude tankers, expressed in terms of ton miles, grew by a compound annualized growth rate or "CAGR," of 1.9% from 2003 to 2013, twice the rate of crude oil seaborne trade growth, primarily due to the incremental demand coming from greater distances. The crude oil trade routes experiencing the highest growth over the last ten years are also some of the longest in round-trip miles. For example, Africa to China and South America to China are newer long-distance routes and have seen significant demand growth over the past ten years. These routes are served predominantly by VLCC tankers. Ultimately, increased voyage distances result in a requirement for more vessels to transport an equivalent amount of oil.

        Declining tanker orderbook and increased scrapping underpin limited growth in global tanker supply.    As of September 2014, the total current global crude tanker orderbook as a percentage of the on-the-water fleet was 13%, versus 50% in 2008, due to lower levels of ordering combined with cancellations. Historically, absolute orderbook levels have overstated the pace of fleet growth, as vessels not delivered as scheduled ranged from 33% to 46% of the total orderbook per year for the last five years. Additionally, scrapping rates are keeping pace with actual deliveries such that net supply growth has been zero, with growth in 2013 at 1.3%, the lowest annual increase since 2007. The number of VLCC, Suezmax and Aframax tankers currently on the water aged 15 years or older range from 12-19% of these vessel categories, and could become candidates for scrapping as more modern tonnage delivers.

        Increasing freight rates offer opportunities for higher spot vessel earnings and vessel values.    As a result of the continued demand growth, longer voyage distances and moderate growth in vessel supply discussed above, time charter equivalent rates have recently increased. VLCC rates per day averaged $20,356 year to date through September 30, 2014, versus $12,583 in 2013. Current rates are still significantly below 10-year averages, which were $45,474 per day for VLCCs. The improvement in freight rates and a generally more positive market sentiment have also had a positive impact on newbuilding and secondhand vessel values. For example, in September 2014, a five year old VLCC was valued at $73 million, equivalent to an increase of 33% compared to September 2013. However, secondhand tanker values remain below long term averages, and we believe at current levels they offer an opportunity for further expansion through consolidation.

        Attractive dynamics for sector consolidation.    The crude tanker industry is highly fragmented and regulated with 328 owners, and 83% of owners owning fewer than 10 vessels. Many smaller operators could benefit from improved economies of scale through consolidation with larger and better-capitalized companies, which are generally preferred by the oil majors. The top ten tanker operators globally have 429 vessels and 81 million DWT of combined carrying capacity, including newbuilds, which represents 20.6% of total existing and to be delivered capacity. Additionally, further consolidation of commercial management of vessels into pools can serve to enhance earnings potential through increased utilization.

        We can provide no assurance, however, that the industry dynamics described above will continue or that we will be able to capitalize on such opportunities.

Our Competitive Strengths

        We believe that we possess a number of competitive strengths, including:

        High-quality, versatile and well-maintained fleet.    We own and operate one of the largest global tanker fleets consisting of 32 double-hulled tankers, including seven newbuildings, which are scheduled for delivery from August 2015 to August 2016. Upon the delivery of our newbuildings, the DWT weighted average age of our fleet will be reduced to 8.4 years. Our seven "eco" design VLCC newbuildings incorporate many of the latest technological improvements designed to optimize speed and fuel consumption and reduce emissions, such as more fuel-efficient engines, and propellers and hull forms for decreased water resistance. These design factors are expected to result in an estimated fuel savings of 25 tons/day or $15,000/day over conventional VLCCs, based on assumed bunker prices of $600/ton. The vessels in our fleet were built at highly reputable shipyards and are maintained to high standards that comply with the rigorous and comprehensive vetting processes of oil majors. Our diverse crude tanker fleet, with vessel sizes ranging from 70,000 DWT to 300,000+ DWT, provides us with the flexibility to strategically deploy our assets across a wide range of trade routes used for crude oil transportation. We believe that operating a scalable, versatile and high-quality fleet provides us with competitive advantages in securing favorable vessel employment, reducing operating costs and improving vessel utilization.

        Significant growth from seven "eco" VLCC newbuildings.    We believe that our seven VLCC newbuildings provide the basis for significant growth in our earnings and cash flow as they deliver. Since March 2014, when we acquired the contracts for the newbuildings, through September 30, 2014, we have raised $197 million of equity and $125 million of unsecured debt (net of original issue discount) to fund our seven VLCC newbuildings, of which $229 million has been paid. The total funds raised through September 30, 2014 represents 44% of the contracted aggregate purchase price, and we believe we could finance the remaining purchase price through senior secured debt, such that no additional equity financing would be required. Delivery of these vessels is expected to increase the DWT capacity of our fleet by 46% compared to September 30, 2014.

        Vessel employment strategy well positioned to capture upside from the improving tanker market.    We believe the continued increase in global oil demand and changes in oil trade patterns are driving an increase in crude oil ton-miles. These factors, combined with declining near-term net fleet growth, are expected to result in an increase in daily charter rates, which has historically been correlated with an increase in asset values. We presently employ 24 of our 25 vessels in the spot market (either directly or through the Unique Tankers pool) or on short-term time charters, which we believe positions us to benefit as charter rates improve. We continuously monitor the spot and time charter rates in the tanker market and have flexibility in our fleet deployment to shift to longer-duration charters.

        Strong customer relationships, including a strategic relationship with Unipec.    We have strong relationships with our customers, which include major international oil companies and commodities trading firms such as BP, Chevron Corporation, Clearlake, Exxon Mobil Corporation Petrobas, S-Oil, Shell, Valero and Vitol. In early 2013, we established the Unique Tankers pool with Unipec, one of the world's largest charterers, and the trading arm and main tonnage supplier to China's state owned China Petrochemical Corporation or "Sinopec," the world's second largest refiner. We currently employ all of our VLCC vessels and nine Suezmax vessels in the Unique Tankers pool on spot market related employment and employ two of our Suezmax vessels on time charters. The formation of this venture in early 2013 represents what we believe to be the first such arrangement between an independent shipowner and a Chinese oil major. As one of the largest charterers of crude tankers, Unipec cargos represent a large percentage of the world's annual VLCC cargos and our relationship provides us access not only to Unipec's cargos but also to those of numerous oil majors that supply Unipec's refineries. During the six months ended June 30, 2014, 78% of the pool's revenues were primarily from charterers other than Unipec consisting primarily of oil majors. In addition, we believe Unipec's significant cargo-base, together with those they see from third parties, provide us with market intelligence. We believe that as the Unique Tankers pool continues to grow in size, we will have the opportunity to benefit from additional scale, and enhanced vessel utilization and earnings.

        US-based management team with extensive experience in the shipping industry.    Our Chairman and founder, Peter C. Georgiopoulos, has over 25 years of maritime experience, is currently Chairman of companies with an aggregate ownership of approximately 200 vessels, and has taken public four companies on U.S. exchanges across different shipping segments. Additionally, our senior executives, including President and Chief Executive Officer John Tavlarios and Chief Financial Officer and Executive Vice President Leonard Vrondissis, have extensive experience in the shipping industry, with 40 years of combined experience. These three senior executives have worked together for over 13 years. Furthermore, our senior management team has significant finance and capital markets experience. Additional members of our management team have extensive backgrounds across the commercial, technical and management areas of our business. We believe our management's extensive experience and their strong relationships in the shipping industry will continue to drive our future growth and success.

        High quality, cost-efficient operations.    We outsource the technical management of our fleet to third-party independent technical managers while maintaining an in-house staff who are responsible for overseeing the third-party managers. We believe that this approach results in a cost structure that is highly competitive with the market, while allowing us to maintain our rigorous operational standards. Our management team actively monitors and controls vessel operating expenses and the quality of service that our technical managers provide. Furthermore, many of the vessels in our fleet are "sister ships," which provide us with operational and scheduling flexibility, as well as economies of scale, in their operation and maintenance.

        Strong liquidity and financial flexibility.    Upon consummation of this offering, we believe we will be well capitalized, with a strong balance sheet to support growth of our business through various charter rate environments. Since March 2014, when we acquired the contracts for the newbuildings, through September 30, 2014, we have raised $197 million of equity and $125 million of unsecured debt (net of original issue discount) to fund our seven VLCC newbuildings, of which $229 million has been paid. The total funds raised through September 30, 2014 represent 44% of the contracted aggregate purchase price, and we believe we could finance the remaining purchase price through senior secured debt, such that we anticipate no additional equity financing would be required. Furthermore, we have no scheduled debt amortization under our senior secured credit facilities until 2016. We believe our balance sheet strength will help position us to capitalize on potential vessel acquisition opportunities as they become available.

Our Business Strategy

        Our strategy is to leverage our existing competitive strengths to enhance our position within the industry and maximize long-term shareholder returns. Our strategic initiatives include:

        Operate a high-quality and well-maintained fleet.    We intend to maintain a high-quality fleet that meets or exceeds stringent industry standards and complies with charterer requirements through our technical managers' rigorous and comprehensive maintenance programs under our active oversight. Our fleet has a strong safety and environmental record that we maintain through regular maintenance and inspection. We believe that, when delivered, the "eco" design of our seven VLCC newbuildings, as well as the extensive experience from our technical managers and our in-house oversight team, will enhance our position as a preferred provider to oil major customers.

        Continue to opportunistically expand our crude fleet through secondhand or vessel resale acquisitions.    We have a history of acting as an industry consolidator focused on opportunistically acquiring high-quality vessels at attractive prices. Our executive management team has a demonstrated track record in sourcing and executing vessel acquisitions and financings. We are continuously and actively monitoring the market in an effort to take advantage of growth opportunities. We believe that the demand created by changing oil trade pattern distances is most significant in the VLCC sector as those ships are directed largely to long-haul trade routes to China. Consistent with our strategy, in March 2014, we purchased seven "eco" design VLCC resale newbuildings with scheduled deliveries during the period from August 2015 to August 2016.

        Optimize our vessel deployment with reputable customers to maximize shareholder returns.    We seek to employ our vessels in a manner that maximizes fleet utilization and earnings upside through our chartering strategy, including our relationship with the Unique Tankers pool. Based on our expectation of continued improvement in the crude tanker market, we expect to continue to employ our vessels primarily on spot market related employment to capture upside potential. We will also seek to further grow the Unique Tankers pool either through acquired ships or from third-party owners to achieve the scale we believe is necessary to allow us to capture additional opportunities as they become available. Our management actively monitors market conditions and changes in charter rates to seek to achieve optimal vessel deployment for our fleet.

        Maintain cost-efficient operations.    We outsource the technical management of our fleet to experienced third-party managers who have specific teams dedicated to our vessels. We believe the technical management cost at third-party managers is lower than what we could achieve by performing the function in-house. We will continue to aggressively manage our operating and maintenance costs and quality by actively overseeing the activities of the third-party technical managers and by monitoring and controlling vessel operating expenses they incur on our behalf.

        Actively manage capital structure.    We believe that we have access to multiple financing sources, including banks and the capital markets. Since March 2014, when we acquired the contracts for the newbuildings, through September 30, 2014, we have raised $197 million equity and $125 million of unsecured debt (net of original issue discount) to fund our seven VLCC newbuildings, of which $229 million has been paid. The total funds raised through September 30, 2014 represent 44% of the contracted aggregate purchase price, and we believe we could finance the remaining purchase price through senior secured debt, such that we anticipate no additional equity financing would be necessary. Additionally, we have no scheduled debt amortization under our senior secured credit facilities until March 2016. We intend to manage our capital structure by actively monitoring our leverage level with changing market conditions.

 Our Common Shares

        Prior to the consummation of this offering, our outstanding common shares consist of 11,270,196 shares of Class A Common Stock and 22,002,998 shares of Class B Common Stock.

        In connection with the consummation of this offering, our articles of incorporation will be amended and restated to provide for a single class of Common Stock. As a result, each share of Class A Common Stock will be reclassified as a share of Common Stock and each share of Class B Common Stock will be converted into a number of shares of Common Stock equal to the quotient obtained by dividing (x) $18.50 by (y) the lower of (A) the per share price at which the Common Stock is offered pursuant to this offering and (B) $18.50. We refer to this conversion as the "Class B conversion." References in this prospectus to "Class A shares" will refer to shares of Class A Common Stock and references to "Class B shares" will refer to shares of Class B Common Stock.

        References to "Common Stock" or "common shares" will, unless otherwise indicated by context, refer, as applicable, to either (i) the Common Stock outstanding during the period from our emergence from bankruptcy on May 17, 2012 to the initial issuance of Class B Common Stock on December 12, 2013, (ii) from December 12, 2013 through the consummation of this offering, the Class A Common Stock or (iii) the Common Stock which will be outstanding upon consummation of this offering. Unless otherwise indicated by context, references to the number of common shares outstanding or issued, or to percentages thereof, during the period from December 12, 2013 through the consummation of this offering will treat the Class A shares and Class B shares as a single class. References to the number of common shares outstanding or issued, or to percentages thereof, as of and following the consummation of this offering will, unless otherwise indicated by context, refer to the number of shares which would be outstanding as of the consummation of this offering assuming an initial public offering price of $            per share, which is the midpoint of the estimated initial public offering price range. Such numbers will also assume, unless otherwise indicated by context, that the underwriters do not exercise any portion of their over-allotment option.

Our Shareholders

        Our largest shareholder is an investment entity of Oaktree Capital Management L.P., which, upon completion of this offering, is expected to own        % of our common shares (or        % of our common shares if the underwriters exercise their over-allotment option in full). We refer to Oaktree Capital Management L.P. and/or one or more of its investment entities and the funds managed by it as "Oaktree." Other large shareholders include investment entities of Aurora Resurgence Capital Partners II LLC, BlueMountain and investment entities of BlackRock Inc., which, upon completion of this offering, are expected to own        %,        % and        % of our common shares respectively (or        %,         % and        % of our common shares respectively if the underwriters exercise their over-allotment option in full). Please see "Principal Shareholders" for more information regarding our share ownership following this offering.

Our Dividend Policy

        We have not declared or paid any dividends since the fourth quarter of 2010. Moreover, pursuant to restrictions under our debt instruments, we are currently prohibited from paying dividends. We do not anticipate declaring or paying any cash dividends to holders of our common shares in the near term. We currently intend to retain future earnings, if any, for use in the operation and expansion of our business. We may, however, adopt in the future a policy to pay cash dividends. Please see "Our Dividend Policy" below for additional information regarding our dividend policy.

 Risk Factors

        We face a number of risks associated with our business and industry. These risks include the following, among others:

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  charter values, counterparty risks and customer relations;

  •
  changes in economic and competitive conditions affecting our business, including cyclicality, market fluctuations in charter rates, transportation patterns, charterers' abilities to perform under existing charters and exchange rate fluctuations;

  •
  changes in the market value of our vessels;

  •
  changing political and governmental conditions affecting our industry and business;

  •
  risks related to war, terrorism and piracy;

  •
  potential liability from future litigation and potential costs due to environmental damage and vessel incidents;

  •
  dependence on third-party commercial and technical managers;

  •
  risks related to the financing, construction and operation of our newbuilding vessels, including risks of delay, cost overruns and cancellation of our newbuilding contracts and risks that our newbuildings will not provide the fuel consumption savings that we expect or that we will fail to fully realize any fuel efficiency benefits of our newbuildings;

  •
  risks related to the purchase and operation of secondhand vessels;

  •
  significant exposure to spot charters either directly or through pools which operate primarily in the spot market;

  •
  a history of operations which includes periods of operating and net losses;

  •
  the length and number of off-hire periods;

  •
  risks related to dependence on our management and potential conflicts of interest;

  •
  our liquidity, level of indebtedness, operating expenses, capital expenditures and financing;

  •
  Oaktree's substantial percentage ownership of our common shares and its ability to exert influence over us; and

  •
  the impact of any election we may make to take advantage of certain exemptions applicable to emerging growth companies.

        This is not a comprehensive list of risks to which we are subject, and you should carefully consider all the information in this prospectus prior to investing in our common shares. In particular, we urge you to carefully consider the risk factors set forth in the section of this prospectus entitled "Risk Factors" beginning on page 17.

Implications of Being an Emerging Growth Company

        As a company with less than $1 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart our Business Startups Act of 2012, or the "JOBS Act." An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company,

  •
  we may present only two years of audited financial statements and only two years of related Management's Discussion & Analysis of Financial Condition and Results of Operations, or MD&A;

  •
  we are exempt from the requirement to obtain an attestation report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

  •
  we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

  •
  we are not required to give our shareholders non-binding votes on executive compensation or "golden parachute" arrangements.

        We may take advantage of these provisions for up to five full fiscal years or such earlier time that we are no longer an emerging growth company. We may choose to take advantage of some but not all of these reduced burdens. We would cease to be an emerging growth company if we have more than $1 billion in annual revenues, have more than $700 million in market value of our common shares held by non-affiliates, or issue more than $1 billion of non-convertible debt over a three-year period.

        Additionally, although the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, we have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Chapter 11 Reorganization

        On November 17, 2011 we and substantially all of our subsidiaries (with the exception of those in Portugal, Russia and Singapore, as well as certain inactive subsidiaries), filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code under Case No. 11-15285 (MG), which we refer to as the "Chapter 11 cases." Six months later, on May 17, 2012, which we refer to as the "effective date," we completed our financial restructuring and emerged from Chapter 11. For more information on our Chapter 11 reorganization, see "Business—Chapter 11 Reorganization."

 The Offering

Common shares presently outstanding(1)	common shares
Common shares to be offered	common shares
Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase from us up to an additional common shares to cover over-allotment.
Common shares to be outstanding immediately after this offering(1)
assuming no exercise of underwriter's over-allotment option	common shares
assuming full exercise of underwriter's over-allotment option	common shares
Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $        million after deducting underwriting discounts and commissions and estimated expenses payable by us, or approximately $        million if the underwriters exercise in full their over-allotment option, based on an assumed offering price of $        per share, which represents the midpoint of the price range set forth on the cover of this prospectus.

We intend to use the net proceeds from this offering to redeem a portion of our senior notes (described below under "Description of Indebtedness—Senior Notes"), to repay a portion of the indebtedness owed under our current credit facilities and for general corporate purposes. See "Use of Proceeds" below for more information. Our management will have the discretion to apply some or all of the proceeds of this offering for purposes of vessel acquisitions or for general corporate purposes.

Listing	We have applied to have the common shares listed on the New York Stock Exchange under the symbol "GMR."

Class B conversion

Concurrently with the consummation of this offering, each share of Class B Common Stock will be automatically converted into Class A Common Stock which will thereupon be re-classified as "Common Stock" and will be the only class of common shares of the company outstanding following the consummation of this offering. See "Risk Factors—You will experience immediate and substantial dilution of $            per common share" for more information regarding the Class B conversion.

(1)
Gives effect to the Class B conversion with a conversion ratio of      :      , assuming an initial public offering price of $        per share, which is the midpoint of the estimated initial public offering price range. If the initial public offering price is $18.50 or higher, each share of Class B Common Stock will convert into one share of Common Stock upon consummation of this offering. If the initial offering price is less than $18.50 per share, each share of Class B Common Stock will convert into more than one share of Common Stock upon the consummation of this offering as described under "Risk Factors—You will experience immediate and substantial dilution of $            per common share."

 Summary Historical Financial and Other Data

        The following summary historical financial and other data should be read in connection with, and are qualified by reference to, the consolidated financial statements and related notes included in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The summary historical financial and other data in the below tables as of December 31, 2013 and December 31, 2012 and the summary historical and other data as of and for the twelve months ended December 31, 2013 and the periods from January 1, 2012 to May 17, 2012 and from May 18, 2012 to December 31, 2012 are derived from our audited consolidated financial statements for the year ended December 31, 2013 (Successor Company), the period from May 18, 2012 through December 31, 2012 (Successor Company), and the period from January 1, 2012 through May 17, 2012 (Predecessor Company) included herein. We refer to these audited financial statements as the "financial statements for the years ended December 31, 2013 and December 31, 2012." The summary historical financial and other data as of June 30, 2014 and the summary historical and other data for the six months ended June 30, 2014 and 2013 are derived from our unaudited condensed consolidated financial statements for the six months ended June 30, 2014 and June 30, 2013 included herein. Historical results are not necessarily indicative of results that may be expected for any future period.

	Successor				Predecessor
				Period from May 18, 2012 through December 31, 2012	Period from January 1, 2012 through May 17, 2012
	Six months ended

	June 30, 2014	June 30, 2013	Year ended December 31, 2013

(dollars in thousands)
Income Statement Data:
Voyage revenues	$206,607	$161,840	$356,669	$174,284	$123,367
Voyage expenses	126,875	115,390	259,982	102,671	66,739
Direct vessel expenses	43,195	46,181	90,297	56,073	40,292
Bareboat lease expense	—	—	—	832	3,726
General and administrative expenses	11,773	10,996	21,814	14,142	11,797
Depreciation and amortization	22,676	22,717	45,903	28,296	34,830
Goodwill impairment	1,249	—	1,068	89,026	—
Loss on disposal of vessels and vessel equipment	1,735	687	2,452	2,375	1,206
Loss on impairment of vessels	6,300	—	2,048	—	—
Closing of Portugal office	4,221	—	—	—	—

Total operating expenses	218,024	195,971	423,564	293,415	158,590

Operating loss	(11,417)	(34,131)	(66,895)	(119,131)	(35,223)
Net interest expense	(14,274)	(17,174)	(34,643)	(21,687)	(22,854)
Net other (expense) income	(64)	(90)	(30)	(62)	53

Total other expenses	(14,338)	(17,264)	(34,673)	(21,749)	(22,801)

Loss before reorganization items, net	(25,755)	(51,395)	(101,568)	(140,880)	(58,024)
Reorganization items, net	(68)	461	495	(2,787)	(317,075	)(1)

Net Loss	$(25,823)	$(50,934)	$(101,073)	$(143,667)	$(375,099)

Loss per Class A and Class B common share:
Basic(2)	$(0.93)	$(4.55)	$(8.64)	$(14.20) (3)	$(3.08)	(4)
Diluted(2)	$(0.93)	$(4.55)	$(8.64)	$(14.20) (3)	$(3.08)	(4)

(1)
"Reorganization items, net" for Predecessor period from January 1, 2012 through May 17, 2012 includes fresh-start adjustments and reorganization adjustments of $268.8 million, professional fees of $32.3 million, and write-off of deferred financing costs associated with liabilities subject to compromise of $14.8 million. See Note 2 (Chapter 11 Reorganization) to the consolidated financial statements for the year ended December 31, 2013 included elsewhere in this prospectus for more details.

(2)
The common shares during the year ended December 31, 2013 and the period from May 18, 2012 through December 31, 2012, were reclassified as Class A shares on December 12, 2013 which is reflected retrospectively herein. See "Related Party Transactions—December 2013 Class B Financing" for more details. Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the factors affecting comparability across the periods.

(3)
Loss per common share—Basic and Diluted were both negatively impacted by Goodwill impairment of $8.80 per share and by Reorganization items of $0.28 per share for a total of $9.08 per share for the period from May 18, 2012 to December 31, 2012.

(4)
Loss per common share—Basic and Diluted were both negatively impacted by Reorganization items of $2.61 per share for the period from January 1, 2012 through May 17, 2012.

(dollars in thousands)	June 30, 2014	December 31, 2013	December 31, 2012
Balance Sheet Data, at end of period / year:
Cash and cash equivalents	$182,550	$97,707	$28,921
Total current assets	281,011	200,688	81,418
Vessels, net of accumulated depreciation	834,363	873,435	932,887
Total assets	1,401,064	1,122,934	1,074,962
Current liabilities	64,769	79,508	40,766
Total long-term debt	798,202	677,632	774,902
Total liabilities	863,108	757,244	815,707
Shareholders' equity	537,956	365,690	259,255

	Successor				Predecessor
				Period from May 18, 2012 through December 31, 2012	Period from January 1, 2012 through May 17, 2012
	Six months ended

	June 30, 2014	June 30, 2013	Year ended December 31, 2013

(dollars in thousands)
Cash Flow Data:
Net cash used in operating activities	$(4,086)	$(24,464)	$(40,472)	$(29,901)	$(47,038)
Net cash provided by (used in) investing activities	(226,151)	(1,453)	4,302	4,683	5,755
Net cash provided by financing activities	314,950	13,745	104,901	21,325	63,857

	Successor				Predecessor
				Period from May 18, 2012 through December 31, 2012	Period from January 1, 2012 through May 17, 2012
	Six months ended

	June 30, 2014	June 30, 2013	Year ended December 31, 2013
(dollars in thousands except fleet data and daily results)

Fleet Data:
Total number of vessels at end of year/period	26	28	27	30	33
Average number of vessels(1)	26.2	28.0	27.8	29.2	33.0
Total operating days for fleet(2)	4,390	4,822	9,778	6,424	4,138
Total time charter days for fleet	218	1,036	1,269	2,928	2,181
Total spot market days for fleet	4,172	3,786	8,509	3,496	1,957
Total calendar days for fleet(3)	4,749	5,068	10,145	6,655	4,551
Fleet utilization(4)	92.4%	95.1%	96.4%	96.5%	90.9%
Average Daily Results:
Time charter equivalent(5)	$18,163	$9,631	$9,889	$11,148	$13,686
VLCC	19,149	10,834	10,244	14,682	22,100
Suezmax	16,807	9,705	10,828	9,962	13,511
Aframax	22,583	8,791	9,569	9,015	10,267
Panamax	17,077	7,535	5,504	11,242	6,843
Handymax	8,900	8,958	6,879	12,398	9,335
Direct vessel operating expenses(6)	9,096	9,112	8,901	8,426	8,853
General and administrative expenses(7)	2,479	2,170	2,150	2,125	2,590
Total vessel operating expenses(8)	11,575	11,282	11,051	10,551	11,443
Other Data:
EBITDA(9)	$11,127	$(11,043)	$(20,527)	$(93,684)	$(317,415)
Adjusted EBITDA(9)	$24,700	$(10,817)	$(15,454)	$504	$866

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during the period divided by the number of calendar days in that period.

(2)
Total operating days for fleet are the total days our vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydockings or special or intermediate surveys.

(3)
Total calendar days for fleet are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4)
Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by total calendar days for fleet for the relevant period.

(5)
Time Charter Equivalent, or "TCE," is a measure of the average daily revenue performance of a vessel. We calculate TCE by dividing net voyage revenue by total operating days for fleet. Net voyage revenues are voyage revenues minus voyage expenses. We evaluate our performance using net voyage revenues. We believe that presenting voyage revenues, net of voyage expenses, neutralizes the variability created by unique costs associated with particular voyages or deployment of vessels on time charter or on the spot market and presents a more accurate representation of the revenues generated by our vessels.

(6)
Direct vessel operating expenses, which is also referred to as "direct vessel expenses" or "DVOE," include crew costs, provisions, deck and engine stores, lubricating oil, insurance and maintenance and repairs incurred during the relevant period. Daily DVOE is calculated by dividing DVOE by the total calendar days for fleet for the relevant period.

(7)
Daily general and administrative expense is calculated by dividing general and administrative expenses by total calendar days for fleet for the relevant time period.

(8)
Total Vessel Operating Expenses, or "TVOE," is a measurement of our total expenses associated with operating our vessels. Daily TVOE is the sum of daily direct vessel operating expenses, and daily general and administrative expenses.

(9)
EBITDA represents net income (loss) plus net interest expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash items and one-time items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are included in this prospectus because they are used by management and certain investors as measures of operating performance. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. Our management uses EBITDA and Adjusted EBITDA as performance measures and they are also presented for review at our board meetings. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America (GAAP), and should not be considered as alternatives to net income, operating income, cash flow from operating activity or any other indicator of a company's operating performance or liquidity required by GAAP. The definitions of EBITDA and Adjusted EBITDA used here may not be comparable to those used by other companies. These definitions are also not the same as the definition of EBITDA and Adjusted EBITDA used in the financial covenants in our debt instruments. Set forth below is the EBITDA and Adjusted EBITDA reconciliation.

	Successor				Predecessor
				Period from May 18, 2012 through December 31, 2012	Period from January 1, 2012 through May 17, 2012
	Six months ended

	June 30, 2014	June 30, 2013	Year ended December 31, 2013

(dollars in thousands)
Net loss	$(25,823)	$(50,934)	$(101,073)	$(143,667)	$(375,099)
Interest expense	14,274	17,174	34,643	21,687	22,854
Depreciation and amortization	22,676	22,717	45,903	28,296	34,830

EBITDA	11,127	(11,043)	(20,527)	(93,684)	(317,415)
Adjustments
Loss on disposal of vessels and vessel equipment	1,735	687	2,452	2,375	1,206
Reorganization items	68	(461)	(495)	2,787	317,075
Goodwill impairment	1,249	—	1,068	89,026	—
Vessel impairment	6,300	—	2,048	—	—
Closing of Portugal office	4,221	—	—	—	—

Adjusted EBITDA	$24,700	$(10,817)	$(15,454)	$504	$866

RISK FACTORS

        Before making a decision to purchase our common shares, you should carefully consider the following risks, as well as the other information contained in this prospectus. Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common shares. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or the trading price of our common shares.

Risk Factors Related To Our Industry

  Our revenues may be adversely affected if we and/or our pool manager do not successfully employ our vessels.

        We seek to employ our vessels with reputable and creditworthy customers to maximize fleet utilization and earnings upside through spot market related employment, pool agreements and time charters in a manner that maximizes long-term cash flow, taking into account fluctuations in freight rates in the market and our own views on the direction of those rates in the future. Currently, 24 of our 25 vessels are employed in the spot market (either directly or through the Unique Tankers pool described below under "Business—Unique Tankers Pool") or on short-term time charters, given our expectation of near- to medium-term increases in charter rates. One of our vessels is contractually committed to a fixed-rate long-term time charter, with the remaining term of this time charter expiring during July 2015.

        In recent years, we have primarily deployed our vessels on spot market voyage charters (either directly or through pools which operate primarily in the spot market). Although spot chartering is common in the crude and product tankers sectors, crude and product tankers charter hire rates are highly volatile and may fluctuate significantly based upon demand for seaborne transportation of crude oil and petroleum products, as well as tanker supply. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is highly volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. Currently, charter hire rates are at relatively low rates historically and, although they have risen in recent months, there is no assurance that the crude oil and product tanker charter market will continue to recover over the next several months or that it will not decline further. Furthermore, as charter rates for spot charters are fixed for a single voyage that may last up to three months, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases. Additionally, even if our vessels are not otherwise employed during a period of rising rates, we may not obtain spot charters during such periods because of vessel position or because of competition.

        Although our time charters generally provide stable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the tanker industry cycle, when spot market voyages might be more profitable.

        We earned approximately 95% of our net voyage revenue from spot charters (directly or through pool agreements) for the six months ended June 30, 2014. The spot charter market is highly competitive, and spot market voyage charter rates may fluctuate dramatically based primarily on the worldwide supply of tankers available in the market for the transportation of oil and the worldwide demand for the transportation of oil by tanker. There can be no assurance that future spot market voyage charters will be available at rates that will allow us to operate our vessels deployed in the spot market profitably or that we will successfully employ our vessels at available rates.

  The cyclical nature of the tanker industry may lead to volatility in charter rates and vessel values which may adversely affect our earnings.

        We anticipate that future demand for our vessels, and in turn our future charter rates, will be affected by the rate of economic growth in the world's economy, as well as seasonal and regional changes in demand and changes in the capacity of the world's fleet. As of June 30, 2014, we were party to one long term time charter contract which will expire during July 2015, and all of our remaining vessels were employed in the spot market or on short-term time charters. As a result, we currently have limited contractual committed future revenues and thus are largely subject to spot market rates, which are highly volatile. Over the last 5 years, reported charter hire rates for VLCCs ranged from $74,600/day in January 2010 to negative rates in some months of 2013. If the tanker industry, which has been highly cyclical, is depressed in the future when a charter expires, or at a time when we may want to sell a vessel, our earnings and available cash flow will be adversely affected. There can be no assurance that we or our pool manager will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations, including payment of debt service to lenders.

        The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The recent global financial crisis has intensified this unpredictability.

        The factors that influence demand for tanker capacity include:

  •
  supply of and demand for petroleum and petroleum products;

  •
  global, regional economic and political conditions, including developments in international trade and fluctuations in industrial and agricultural production;

  •
  geographic changes in oil production, processing and consumption;

  •
  oil price levels;

  •
  actions by the Organization of the Petroleum Exporting Countries, or "OPEC";

  •
  inventory policies of the major oil and oil trading companies;

  •
  strategic inventory policies of countries such as the United States and China;

  •
  changes in seaborne and other transportation patterns, including changes in the distances over which tanker cargoes are transported by sea;

  •
  environmental and other legal and regulatory developments;

  •
  currency exchange rates;

  •
  weather and acts of God and natural disasters, including hurricanes and typhoons;

  •
  competition from alternative sources of energy and other modes of transportation; and

  •
  international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars.

        The factors that influence the supply of tanker capacity include:

  •
  current and expected purchase orders for tankers;

  •
  the number of tanker newbuilding deliveries;

  •
  the scrapping rate of older tankers;

  •
  conversion of tankers to other uses or conversion of other vessels to tankers;

  •
  the price of steel and vessel equipment;

  •
  technological advances in tanker design and capacity;

  •
  tanker freight rates, which are affected by factors that may affect the rate of newbuilding, scrapping and laying up of tankers;

  •
  the number of tankers that are out of service

  •
  changes in environmental and other regulations that may limit the useful lives of tankers; and

  •
  port and canal congestion charges

        Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The recent global economic crisis may further reduce demand for transportation of oil over long distances and supply of tankers that carry oil, which may materially affect our revenues, profitability and cash flows.

  An over-supply of tanker capacity may lead to reductions in charter rates, vessel values, and profitability.

        The global supply of tankers generally increases with deliveries of new vessels and decreases with the scrapping of older vessels. If the capacity of new vessels delivered exceeds the capacity of tankers being scrapped and lost, global tanker capacity will increase. We believe that the total newbuilding order books for VLCC, Suezmax, Aframax, Panamax and Handymax vessels scheduled to enter the fleet through 2017 currently are a substantial portion of the existing fleets, and there can be no assurance that the order books will not increase further in proportion to the existing fleets.

        If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our business, financial condition, operating results, ability to pay distributions or the trading price of our common shares.

  The international tanker industry has experienced a drastic downturn after experiencing historically high charter rates and vessel values in early 2008, and a sustained or further downturn in this market may have an adverse effect on our earnings, impair the carrying value of our vessels and affect compliance with our loan covenants.

        The Baltic Dirty Tanker Index, a U.S. dollar daily average of charter rates that takes into account input from brokers around the world regarding crude oil fixtures for various routes and tanker vessel sizes and is issued by the London-based Baltic Exchange (an organization providing maritime market information for the trading and settlement of physical and derivative contracts), declined from a high of 2,347 in July 2008 to a low of 453 in mid-April 2009, which represents a decline of 80%. While the index rose to 833 as of November 7, 2014, there can be no assurance that the crude oil charter market will increase further, and the market could decline. The Baltic Clean Tanker Index fell from 1,509 points as of June 19, 2008, to 345 points as of April 4, 2009. The index rose to 908 as of December 23, 2011, but has since dropped again to 722 as of November 7, 2014. The dramatic decline in charter rates was due to various factors, including the significant fall in demand for crude oil and petroleum products, the consequent rising inventories of crude oil and petroleum products in the United States and in other industrialized nations and the corresponding reduction in oil refining, the dramatic fall in the price of oil in 2008, and the restrictions on crude oil production that OPEC and other non-OPEC oil producing countries have imposed in an effort to stabilize the price of oil. Starting from 2009 and up to 2013, the above-mentioned factors affecting the Baltic Dirty and Clean Tanker Indices partially subsided, allowing for the modest recovery of rates and a stabilization of tanker vessel values.

        A sustained or further decline in charter rates could have a material adverse effect on our business, financial condition and results of operations. If the charter rates in the tanker market remain depressed or decline from their current levels, our future earnings may be adversely affected, we may have to record impairment adjustments to the carrying values of our fleet and we may not be able to comply with the financial covenants in our debt instruments.

  The market for crude oil and refined petroleum product transportation services is highly competitive and we may not be able to effectively compete.

        Our vessels are employed in a highly competitive market. Our competitors include the owners of other VLCC, Suezmax, Aframax, Panamax and Handymax vessels and, to a lesser degree, owners of other size tankers. Both groups include independent oil tanker companies as well as oil companies.

        We may not be able to compete profitably as we expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies than we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than we do.

  The market value of our vessels may fluctuate significantly, and we may incur impairment charges or incur losses when we sell vessels following a decline in their market value.

        It is possible that the fair market value of our vessels may decrease depending on a number of factors including:

  •
  general economic and market conditions affecting the shipping industry;

  •
  competition from other shipping companies;

  •
  supply and demand for tankers and the types and sizes of tankers we own;

  •
  alternative modes of transportation;

  •
  ages of vessels;

  •
  cost of newbuildings;

  •
  governmental or other regulations;

  •
  prevailing of charter rates; and

  •
  technological advances.

  Declines in charter rates and other market deterioration could cause the market value of our vessels to decrease significantly.

        We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed when events and changes in circumstances indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to the vessels is complex and requires us to make various estimates including future freight rates, fleet utilization, future operating costs and earnings from the vessels. Some of these items have been historically volatile.

        If the recoverable amount, on an undiscounted basis, is less than the carrying amount of the vessel, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Any impairment charges incurred as a result of further declines in charter rates could negatively affect our financial condition and operating results.

        Due to the cyclical nature of the tanker market, the market value of one or more of our vessels may at various times be lower than their book value, and sales of those vessels during those times would result in losses. If we determine at any time that a vessel's future useful life and earnings require us to impair its value on our financial statements, that would result in a charge against our earnings and the reduction of our shareholders' equity. If for any reason we sell vessels at a time when vessel prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we would also incur a loss and a reduction in earnings. Declining tanker values could affect our ability to raise cash by limiting our ability to refinance vessels and thereby adversely impact our liquidity. In addition, declining vessel values could result in the requirement to repay outstanding amounts or a breach of loan covenants, which could give rise to an event of default under our debt instruments.

  The current state of the global financial markets and current economic conditions may adversely impact our ability to obtain additional financing on acceptable terms and otherwise negatively impact our business.

        Global financial markets and economic conditions have been, and continue to be, volatile. In recent years, businesses in the global economy have faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, volatile interest rates, and declining markets. There has been a general decline in the willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline.

        Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased to provide, funding to borrowers. Due to these factors, additional financing may not be available if needed and to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to execute our business plan, complete additional vessel acquisitions, or otherwise take advantage of potential business opportunities as they arise.

  If economic conditions throughout the world do not improve, it will impede our operations.

        Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of new challenges, including uncertainty related to the potential winding down of the U.S. Federal Reserve's bond buying program and declining global growth rates. These challenges also include continuing turmoil and hostilities in the Middle East, Ukraine, North Africa and other geographic areas and countries and continuing economic weakness in the European Union. There has historically been a strong link between the development of the world economy and demand for energy, including oil and refined products. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and refined products and for our services. Such changes could adversely affect our results of operations and cash flows.

        We face risks attendant to changes in economic environments, changes in interest rates and instability in the banking and securities markets around the world, among other factors. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations and may cause the price of our common shares to decline.

  The instability of the Euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

        As a result of the credit crisis in Europe, in particular in Greece, Cyprus, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the "EFSF," and the European Financial Stability Mechanism, or the "EFSM," to provide funding to Eurozone countries in financial difficulties that seek such support. In December 2010, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the "ESM," which was established on October 8, 2012 to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the Euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and consequently for our services. These potential developments, or market perceptions concerning these and related issues, could adversely affect our financial position, results of operations and cash flow.

  A further economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, financial position and results of operations.

        A significant number of the port calls made by our vessels involve the transportation of crude oil and petroleum products to ports in the Asia Pacific region. As a result, continued economic slowdown in the region, and particularly in China or Japan, could have an adverse effect on our business, results of operations, cash flows and financial condition. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or "GDP," which had a significant impact on shipping demand. The growth rate of China's GDP is estimated by government officials to average 7.4% for the year ended December 31, 2014, as compared to approximately 7.7% for the year ended December 31, 2012, and continues to remain below pre-2008 levels. In addition, China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Many of the economic and political reforms adopted by the Chinese government are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports of crude oil or petroleum products to China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or restrictions on importing commodities into the country. Notwithstanding economic reform, the Chinese government may adopt policies that favor domestic tanker companies and may hinder our ability to compete with them effectively. Moreover, a significant or protracted slowdown in the economies of the United States, the European Union or various Asian countries may adversely affect economic growth in China and elsewhere. Our business, results of operations, cash flows and financial condition could be materially and adversely affected by an economic downturn in any of these countries.

  Increasing self-sufficiency in energy by the United States could lead to a decrease in imports of oil to that country, which to date has been one of the largest importers of oil worldwide.

        The United States is expected to overtake Saudi Arabia as the world's top oil producer by 2017, according to an annual long-term report by the International Energy Agency, or "IEA." The steep rise in shale oil and gas production is expected to push the country toward self-sufficiency in energy. According to the IEA report a continued fall in U.S. oil imports is expected with North America becoming a net oil exporter by around 2030. In recent years, the share of total U.S. consumption met by total liquid fuel net imports, including both crude oil and products, has been decreasing since peaking at over 60% in 2005 and fell to around 39% in 2013 as a result of lower consumption and the substantial increase in domestic crude oil production. A slowdown in oil imports to the United States, one of the most important oil trading nations worldwide, may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

  The employment of our vessels could be adversely affected by an inability to clear the oil majors' risk assessment process, and we could be in breach of our charter agreements with respect to the applicable vessels.

        The shipping industry, and especially the shipment of crude oil and refined petroleum products (clean and dirty), has been, and will remain, heavily regulated. The so-called "oil majors" companies, such as BP, Chevron, ConocoPhillips, Exxon, Petrobras, Shell, Sinopec, Statoil and Total, together with a number of commodities traders, represent a significant percentage of the production, trading and shipping logistics (terminals) of crude oil and refined products worldwide. Concerns for the environment have led the oil majors to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of time charter relationships, additional factors are considered when awarding such contracts, including:

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  office assessments and audits of the vessel operator and manager;

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  the operator's and manager's environmental, health and safety record;

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  compliance with the standards of the International Maritime Organization, or the "IMO," a United Nations agency that issues international trade standards for shipping;

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  compliance with heightened industry standards that have been set by several oil companies;

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  shipping industry relationships, reputation for customer service, technical and operating expertise;

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  shipping experience and quality of ship operations, including cost-effectiveness;

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  quality, experience and technical capability of crews;

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  willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

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  competitiveness of the bid in terms of overall price.

        Under the terms of our charter agreements, our charterers require that our vessels and the relevant technical manager are vetted and approved to transport oil products by multiple oil majors. Our failure to maintain any of our vessels to the standards required by the oil majors could put us in breach of the applicable charter agreement and lead to termination of such agreement, and could give rise to impairment in the value of our vessels.

        Should we not be able to successfully clear the oil majors' risk assessment processes on an ongoing basis, the future employment of our vessels, as well as our ability to obtain charters, whether medium-or long-term, could be adversely affected. Such a situation may lead to the oil majors' terminating existing charters and refusing to use our vessels in the future, which would adversely affect our results of operations and cash flows.

  Acts of piracy could adversely affect our business.

        Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, the Gulf of Aden off the coast of Somalia, the Gulf of Guinea and off the western coast of Africa. Although the frequency of sea piracy worldwide decreased during the first nine months of 2014 to its lowest level since 2009, sea piracy incidents continue to occur, with drybulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones, or Joint War Committee "war and strikes" listed areas, premiums payable for related insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our business. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows and financial condition.

        In response to piracy incidents in recent years, we have in the past stationed, and may in the future station, guards on some of our vessels in certain instances. While the use of guards is intended to deter and prevent the hijacking of our vessels, it may also increase our risk of liability for death or injury to persons or damage to personal property. While we believe that we generally have adequate insurance in place to cover such liability, if we do not, it could adversely impact our business, results of operations, cash flows, and financial condition.

  Terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

        We conduct most of our operations outside of the United States, and our business, results of operations, cash flows and financial condition may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Continuing conflicts and recent developments in the Middle East and North Africa, including in Egypt, Syria, Iran, Iraq and Libya, and the presence of the United States and other armed forces in Afghanistan may lead to additional acts of terrorism and armed conflict around the world and to civil disturbance in the United States or elsewhere, which may contribute to further world economic instability and uncertainty in global financial and commercial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Future terrorist attacks could result in increased volatility of the financial markets and negatively impact the U.S. and global economy. These uncertainties could also adversely affect our business, operating results, financial condition, ability to raise capital and future growth.

        In addition, oil facilities, shipyards, vessels, pipelines and oil and gas fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil and other refined products to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the distribution, production or transportation of oil and other refined products to be shipped by us could entitle our customers to terminate our charter contracts, which would harm our cash flow and business.

  Sanctions by the United States, Canada and European Union governments against certain companies and individuals in Russia and Ukraine and possible counter sanctions by the Russian government may hinder our ability to conduct business with potential or existing customers in these countries and may otherwise have an adverse effect on us.

        Recently the United States, Canada and the European Union have ordered sanctions against certain prominent Russian and Ukrainian officials, businessmen, Russian private banks, and certain Russian companies in response to the situation in Ukraine and Crimea. While we believe that these sanctions currently do not preclude us from conducting business with our current Russian customers, the sanctions imposed by the United States, Canada or the European Union governments may be expanded in the future to restrict us from engaging with certain of our Russian customers.

        In addition, it has been reported that the Russian government is considering implementing counter sanctions in response to the sanctions implemented by the United States, Canada and the European Union. Although the scope of any such sanctions is uncertain and is subject to finalization and approval by the Russian government, it has been reported that such sanctions may restrict the ability of United States and Canadian companies and individuals to do business in Russia or with Russian companies.

        Although customers representing less than 1% of our 2013 revenue have substantial operations in Russia, we or our counterparties could be effected by such sanctions, which could adversely affect our business.

  If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments that could adversely affect our reputation and the market for our common shares.

        All of our charters with customers contain restrictions prohibiting our vessels from entering any countries or conducting any trade prohibited by the United States. However, there can be no assurance that, on such charterers' instructions, our vessels will not call on ports located in countries subject to sanctions or embargoes imposed by the U.S. government or countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. Additionally, some investors may decide to divest their interest, or not to invest, in us simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our Company may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

  Public health threats could have an adverse effect on our operations and our financial results.

        Public health threats, such as the Ebola virus, and other highly communicable diseases, outbreaks of which have already occurred in various parts of the world near where we operate, could adversely impact our operations, the operations of our customers and the global economy, including the worldwide demand for crude oil and the level of demand for our services. Any quarantine of personnel, restrictions on travel to or from countries in which we operate, or inability to access certain areas could adversely affect our operations. The epidemic of the Ebola virus disease, which is ongoing in West Africa, may lead to crew member illness, which can disrupt the operations of our vessels, or to public health measures, which may prevent our vessels from calling on ports or discharging cargo in the affected areas or in other locations after having visited the affected areas. Travel restrictions, operational problems or large-scale social unrest in any part of the world in which we operate, or any reduction in the demand for tanker services caused by public health threats in the future, may impact operations and adversely affect our financial results.

  We are subject to requirements under environmental and operational safety laws, regulations and conventions that could require significant expenditures, affect our cash flows and net income and could subject us to significant liability.

        The shipping industry in general, and our business and the operation of our vessels in particular, are affected by a variety of governmental requirements in the form of numerous international conventions and national, state and local laws and regulations in force in the jurisdictions in which such vessels operate, as well as in the country or countries in which such vessels are registered. These requirements govern, among other things, discharges to air and water, the prevention and cleanup of spills and contamination, the storage and disposal of hazardous substances and wastes, the management of ballast water and invasive species and health and safety matters. They include, but are not limited to:

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  the U.S. Clean Air Act;

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  the U.S. Clean Water Act;

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  the U.S. Oil Pollution Act of 1990, or "OPA," which imposes strict liability for the discharge of oil into the 200-mile United States exclusive economic zone, the obligation to obtain certificates of financial responsibility for vessels trading in United States waters and the requirement that newly constructed tankers that trade in United States waters be constructed with double-hulls;

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  the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the "CLC," entered into by many countries (other than the United States) which, subject to certain exceptions, imposes strict liability for pollution damage caused by the discharge of oil;

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  the International Convention for the Prevention of Pollution from Ships, or "MARPOL," adopted and implemented under the auspices of the International Maritime Organization, or "IMO," with respect to strict technical and operational requirements for tankers;

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  the IMO International Convention for the Safety of Life at Sea of 1974, or "SOLAS," which imposes crew and passenger safety requirements and requires the shipowner or any party with operational control of a vessel to develop an extensive safety management system;

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  the International Ship and Port Facilities Securities Code, or the "ISPS Code," which became effective in 2004;

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  the International Convention on Load Lines of 1966 which imposes requirements relating to the safeguarding of life and property through limitations on load capability for vessels on international voyages; and

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  the U.S. Maritime Transportation Security Act of 2002 which imposes security requirements for tankers entering U.S. ports.

        These requirements can affect the resale value or useful lives of our vessels, require reductions in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage or increased policy costs for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. Violations of or liabilities under environmental requirements also can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels, and third-party claims for personal injury or property damage.

        More stringent maritime safety rules have been imposed in the European Union. Furthermore, the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or similar events in the future, may result in further regulation of the tanker industry, and modifications to statutory liability schemes, and related increases in compliance costs, all of which could limit our ability to do business or increase the cost of our doing business and that could have a material adverse effect on our operations. Further legislation, or amendments to existing legislation, applicable to international and national maritime trade is expected over the coming years in areas such as ship recycling, sewage systems, emission control (including emissions of greenhouse gases) and ballast treatment and handling. Existing and future legislation or regulations may require significant additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain our vessels' compliance with international and/or national regulations. For example, legislation and regulations that require more stringent controls of air emissions from ocean-going vessels are pending or have been approved at the federal and state level in the U.S. In addition, various jurisdictions, including the IMO and the United States, have proposed or implemented requirements governing the management of ballast water to prevent the introduction of non-indigenous invasive species having adverse ecological impacts. We also are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. Although we believe our vessels are maintained in good condition in substantial compliance with present regulatory requirements relating to safety and environmental matters and are insured against usual risks for such amounts as our management deems appropriate, government regulation of tankers, particularly in the areas of safety and environmental impact may change in the future and require us to incur significant capital expenditures with respect to our ships to keep them in compliance.

  Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

        The hull and machinery of every commercial tanker must be classed by a classification society authorized by its country of registry. The classification society certifies that a tanker is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the tanker and the international conventions of which that country is a member. All of our vessels are certified as being "in-class" by Det Norske Veritas or the American Bureau of Shipping. These classification societies are members of the International Association of Classification Societies.

        A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and on special survey or continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to five years for inspection of the underwater parts of such vessel.

        If a vessel in our fleet does not maintain its class and/or fails any annual survey, intermediate survey or special survey, it will be unemployable and unable to trade between ports. This would negatively impact our results of operations.

  Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

        Due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected. Climate change may reduce the demand for oil or increased regulation of greenhouse gases may create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil industry could have a significant financial and operational adverse impact on our business that cannot be predicted with certainty at this time.

  The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

        We expect that our vessels will call in ports where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

  Our vessels may be requisitioned by governments without adequate compensation.

        A government could requisition for title or seize our vessels. In the case of a requisition for title, a government takes control of a vessel and becomes its owner. Also, a government could requisition our vessels for hire. Under requisition for hire, a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Although we, as owner, would be entitled to compensation in the event of a requisition, the amount and timing of payment would be uncertain.

  Arrests of our vessels by maritime claimants could cause a significant loss of earnings for the related off hire period.

        Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by "arresting" or "attaching" a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings for the related off-hire period.

        In addition, in jurisdictions where the "sister ship" theory of liability applies, a claimant may arrest both the vessel which is subject to the claimant's maritime lien, as well as any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims might be asserted against us, any of our subsidiaries or our vessels for liabilities of other vessels that we own.

Risk Factors Related To Our Company

  Failure of counterparties, including charterers, pool managers or technical managers, to meet their obligations to us could have a material adverse effect on our business, financial condition, results of operations and cash flows.

        We have in the past entered into, and expect in the future to enter into, among other things, memoranda of agreement, pooling arrangements, charter agreements, ship management agreements and debt instruments with third parties with respect to the purchase and operation of our fleet. Such agreements subject us to counterparty risks. Although we may have rights against any counterparty if it defaults on its obligations, our shareholders will share that recourse only indirectly to the extent that we recover funds. In particular, we face credit risk with our charterers.

        Additionally, in the case of pooling arrangements, in addition to bearing charterer credit risk indirectly, we face credit risk with our pool manager. Not all charterers or pool managers will necessarily provide detailed financial information regarding their operations. As a result, charterer risk and pool manager risk is largely assessed on the basis of our charterers' or pool managers' reputation in the market, and even on that basis, there can be no assurance that they can or will fulfill their obligations under the contracts we may enter into with them. Furthermore, charterers and pool managers are sensitive to and may be impacted by market forces. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters. There can be no assurance that they can or will fulfill their obligations under the contracts we may enter into with them. Our charterers may fail to pay charterhire or attempt to renegotiate charter rates. Pool managers may also fail to fulfill their obligations to pool participants. Should a charterer or pool manager fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for our vessels, and any new charter arrangements we secure on the spot market, on time charters or in alternative pooling arrangements may be at lower rates or on less favorable terms, depending on the then existing charter rate levels, compared to the rates currently being charged for our vessels, and other market conditions. In addition, if the charterer of a vessel in our fleet that is used as collateral under our credit facilities or any other debt instrument defaults on its charter obligations to us, such default may constitute an event of default under our credit facilities or the relevant debt instrument, which may allow the lender to exercise remedies under our credit facilities or the relevant debt instrument. If our charterers or pool managers fail to meet their obligations to us or attempt to renegotiate our agreements with them, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, in the future, and compliance with covenants in our debt instruments.

        The ability of each of the counterparties to perform its obligations under a contract with us or contracts entered into on our behalf will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates received for tanker vessels and the supply and demand for oil transportation services. Should a counterparty fail to honor its obligations under any such contracts, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

  We depend to a significant degree upon third-party managers to provide the technical management of our fleet. Any failure of these technical managers to perform their obligations to us could adversely affect our business.

        We have contracted the technical management of almost all of our fleet (including the vessels deployed in the Unique Tankers pool), including crewing, maintenance and repair services, to third-party technical management companies. We expect that prior to the consummation of this offering we will have outsourced the day-to-day technical management of the remainder of our fleet to third-party technical managers. See "Business—Operations and Ship Management" for more information. The failure of these technical managers to perform their obligations could materially and adversely affect our business, results of operations, cash flows, and financial condition.

  If labor interruptions arise and are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

        We contract with independent ship managers to manage and operate our vessels, including the crewing of those vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

  We may not be able to grow or to effectively manage our growth.

        A principal focus of our strategy is to continue to grow by taking advantage of changing market conditions, which may include expanding our business in the Atlantic Basin, the Middle East, Asia, the Arabian Gulf, Western Europe and North America, expanding into other regions, or increasing the number of vessels in our fleet. Our future growth will depend upon a number of factors, some of which we can control and some of which we cannot. These factors include our ability to:

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  identify businesses engaged in managing, operating or owning vessels for acquisitions or joint ventures;

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  identify vessels and/or shipping companies for acquisitions;

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  integrate any acquired businesses or vessels successfully with our existing operations;

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  hire, train and retain qualified personnel to manage and operate our growing business and fleet or engage a third-party technical manager to do the same;

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  improve operating and financial systems and controls; and

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  obtain required financing for existing and new operations.

        Our ability to grow is in part dependent on our ability to expand our fleet through acquisitions of suitable double-hull vessels. We may not be able to contract for newbuildings or locate suitable secondhand double-hull vessels or negotiate acceptable construction or purchase contracts with shipyards and owners, or obtain financing for such acquisitions on economically acceptable terms. This could impede our growth and negatively impact our financial condition.

        Our current financial and operating systems may not be adequate as we implement our plan to expand the size of our fleet, and our attempts to improve those systems may be ineffective. In addition, as we expand our fleet, we will have to rely on outside technical managers to recruit suitable additional seafarers and shore-based administrative and management personnel. We cannot assure you that our outside technical managers will be able to continue to hire suitable employees as we expand our fleet.

        The failure to effectively identify, purchase, develop and integrate any vessels or businesses could adversely affect our business, financial condition and results of operations.

  Our acquisition and growth strategy exposes us to certain risks.

        Our acquisition and growth strategy exposes us to risks that could adversely affect our business, financial condition and operating results, including risks that we may:

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  fail to realize anticipated benefits of acquisitions, such as new customer relationships, cost savings or increased cash flow;

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  not be able to obtain charters at favorable rates or at all;

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  be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet or engage a third-party technical manager to do the same;

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  not have adequate operating and financial systems in place;

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  decrease our liquidity through the use of a significant portion of available cash or borrowing to finance acquisitions;

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  significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

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  incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or

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  incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

  We may be unable to make, or realize the expected benefits from, the construction, delivery and deployment of our VLCC newbuildings and the failure to successfully integrate these newbuildings into our fleet could adversely affect our business, financial condition and operating results.

        In connection with our growth strategy, in March 2014 we purchased seven VLCC newbuildings that are scheduled to be delivered between August 2015 and August 2016. These newbuilding crude tankers may not be profitable at or after the time of delivery and may not generate cash flow sufficient to cover the costs of ownership and operation. Market conditions at the time of delivery may be such that charter rates are not favorable and the revenue generated by such vessels may be depressed.

  The construction of our VLCC newbuildings requires the implementation of complex, new technology and is dependent upon factors outside of our control, and unexpected outcomes resulting from the implementation of such technology could adversely affect our profitability and future prospects.

        The construction of our seven VLCC newbuildings utilizes new and complex technologies. Problems in implementing these new technologies or substantive design changes in the construction process may lead to delays in maintaining the design schedule needed for construction. The risk associated with new technology or mid-construction design changes may delay delivery, and, in the case of substantial mid-construction design, may increase the cost of the vessel.

        Newbuildings cannot always be tested and proven and are otherwise subject to unforeseen problems, including premature failure of components that cannot be accessed for repair or replacement, substandard quality or workmanship and unplanned degradation of product performance. These failures could result in loss of life or property and could negatively affect our results of operations by causing unanticipated expenses not covered by insurance or indemnification from the customer, diversion of management focus in responding to unforeseen problems, loss of follow-on work and, in the case of certain contracts, liquidated damages or other claims against us.

        We may discover quality issues in the future related to our newbuildings that require analysis and corrective action. Such issues and our responses and corrective actions could have a material adverse effect on our financial position, results of operations or cash flows.

  No assurance can be given that our newbuildings will provide the fuel consumption savings that we expect, or that we will fully realize any fuel efficiency benefits of our newbuildings.

        Our VLCC newbuildings are based on advanced "eco" design. We expect these newbuildings to incorporate many of the latest technological improvements designed to optimize speed and fuel consumption and reduce emissions, such as more fuel-efficient engines, and propellers and hull forms for decreased water resistance. However, we cannot assure you that our newbuildings will provide the fuel consumption savings that we expect, as among other things, the newbuildings are based on new technologies. Further, the market conditions from time to time may require us to share any fuel efficiency benefits with our charterers and the "eco" ships may not provide us with the same competitive advantage in securing favorable charter arrangements as we might expect. Should the fuel consumption levels of our newbuildings materially deviate from what we expect, or should we for any reason not receive the profits from any fuel efficiency benefits associated with our vessels, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

  Delays in deliveries of any of our seven VLCC newbuildings or any other new vessels that we may order, or delivery of any of the vessels with significant defects, could harm our operating results and lead to the termination of any related charters that may be entered into prior to their delivery.

        The delivery of any of the seven VLCC newbuildings we have ordered (or any other new vessels we may order) could be delayed, which would delay our receipt of revenues under any future charters we enter into for the vessels. These adverse effects of any delay in delivery of our VLCC newbuildings or cancelation of the associated shipbuilding contracts may be compounded by the fact that we have made and will continue to make significant payments in respect of the newbuildings prior to taking possession of the vessels. In the event a shipbuilder does not perform under a shipbuilding contract with us and we are unable to enforce certain refund guarantees with third-party banks for any reason, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

        Our receipt of newbuildings could be delayed because of many factors, including:

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  quality or engineering problems;

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  changes in governmental regulations or maritime self-regulatory organization standards;

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  work stoppages or other labor disturbances at the shipyard;

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  unanticipated cost increases;

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  bankruptcy or other financial crisis of the shipbuilder;

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  a backlog of orders at the shipyard;

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  political or economic disturbances in the locations where the vessels are being built;

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  weather interference or interference from a catastrophic event, such as a major earthquake or fire;

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  our requests for changes to the original vessel specifications;

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  shortages of, or delays in the receipt of necessary equipment or of construction materials, such as steel;

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  failure by the shipbuilder to deliver vessels to us as agreed;

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  our inability to finance the purchase of the vessels; or

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  our inability to obtain requisite permits or approvals.

        We do not carry delay of delivery insurance to cover any losses that are not covered by delay penalties in our construction contracts. In the event any such shipyards are unable or unwilling to deliver the vessels ordered, we may not have substantial remedies. As a result, if delivery of a vessel is materially delayed, it could increase our expenses, diminish our net income and cash flows and otherwise adversely affect our business, financial condition and operating results.

  We do not currently have debt or other financing committed to fund a significant portion of our VLCC newbuildings and we may be liable for damages if we breach our obligations under the VLCC shipbuilding contracts.

        As of September 30, 2014, we have paid $156.1 million to the shipyards in installment payments under the VLCC shipbuilding contracts. The aggregate amount of remaining payments due under the VLCC shipbuilding contracts is $506.1 million. We do not have sufficient liquidity or working capital to pay the remaining installment payments due under the shipbuilding contracts for the VLCC newbuildings, and we will be required to raise additional cash through financing transactions in order to fulfill our payment obligations under the agreements relating to these transactions. We do not currently have debt or other financing committed to fund these amounts. If we are not able to borrow additional funds, raise other capital, generate sufficient cash flow from operations or utilize available cash on hand, we may not be able to take delivery of the VLCC newbuilding vessels, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We cannot assure you that we will be able to enter into any sufficient credit facilities or obtain other financing on desirable terms or at all. See "—We cannot assure you that we will enter into a new credit facility or that if we do so that we will be able to borrow all or any of the amounts committed thereunder." If for any reason we fail to make a payment when due, which may result in a default under our shipbuilding contracts, we would be prevented from realizing potential revenues from these vessels, we could lose all or a portion of any payments previously paid by us in respect of these vessels and we could be liable for any additional damages under or connected with such contracts resulting from a breach by us of the contract terms. We may also lose any equipment provided to the shipyard as buyers' supplies for installation by the shipyard on the vessels. We may also be liable to Scorpio for claims under the VLCC back-to-back guarantee described under "Business—VLCC Newbuildings."

  We cannot assure you that we will enter into a new credit facility or that if we do so that we will be able to borrow all or any of the amounts committed thereunder.

        We plan to enter into a new credit facility, which we refer to as the "VLCC credit facility," to fund a portion of the remaining installment payments due under the shipbuilding contracts for the VLCC newbuildings, but do not expect to enter into the VLCC credit facility until delivery of the first VLCC newbuilding in August 2015. Even if we enter into the VLCC credit facility, we expect that borrowings thereunder would be subject to customary conditions to be specified in applicable definitive documentation. In addition, our current credit facilities, which we refer to as the "senior secured credit facilities," and the note purchase agreement governing the senior notes limit the amount and terms of indebtedness that may be incurred in connection with the VLCC newbuildings. Depending on whether the VLCC credit facility complies with these conditions, we may be required to obtain amendments to our current credit facilities and the note purchase agreement governing the senior notes in order to incur indebtedness in connection with the VLCC newbuildings. We cannot assure you we will be able to enter into such amendments with the existing lenders. Accordingly, we cannot assure you that we will be able to enter into the VLCC credit facility, satisfy such conditions or be able to borrow all or any of the amounts that may be committed thereunder. If we do not enter into the VLCC credit facility or are unable to borrow the amounts committed thereunder, our ability to take delivery of the VLCC newbuildings will be materially adversely affected. See "—We do not currently have debt or other financing committed to fund a significant portion of our VLCC newbuildings and we may be liable for damages if we breach our obligations under the VLCC shipbuilding contracts."

  There may be risks associated with the purchase and operation of secondhand vessels.

        Our business strategy may include additional growth through the acquisition of secondhand vessels. Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, we do not conduct a historical financial due diligence process when we acquire secondhand vessels. Accordingly, we do not obtain the historical operating data for such vessels from the sellers and are not provided with the same knowledge about their condition that we would have had if such vessels had been built for and operated exclusively by us. Most secondhand vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased secondhand vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is normally terminated and the vessel's trading certificates are surrendered to its flag state following a change in ownership. Furthermore, we generally do not receive the benefit of warranties from the builders if the vessels we buy are more than one year old. Our future operating results could be negatively affected if some of the vessels do not perform as expected.

  Our operating results may fluctuate seasonally.

        We operate our vessels in markets that have historically exhibited seasonal variations in tanker demand and, as a result, in charter rates. Tanker markets are typically stronger in the fall and winter months (the fourth and first quarters of the calendar year) in anticipation of increased oil consumption in the Northern Hemisphere during the winter months. Unpredictable weather patterns and variations in oil reserves disrupt vessel scheduling and could adversely impact charter rates.

  Because we generate all of our revenues in U.S. Dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.

        We generate all of our revenues in U.S. Dollars, but incur a significant portion of expenses, particularly crew and maintenance costs, in currencies other than the U.S. Dollar. This difference could lead to fluctuations in net income due to changes in the value of the U.S. Dollar relative to the other currencies, in particular the Euro. Furthermore, due to the recent sovereign debt crisis in certain European member countries, the U.S. Dollar-Euro exchange rate has experienced volatility. An adverse movement in these currencies could increase our expenses.

  An increase in costs could materially and adversely affect our financial performance.

        Our vessel operating expenses are comprised of a variety of costs including crew costs, provisions, deck and engine stores, lubricating oil and insurance, many of which are beyond our control. Additionally, repairs and maintenance costs are difficult to predict with certainty and may be substantial. Many of these expenses are not covered by our insurance. Also, costs such as insurance and security could increase. If costs continue to rise, that could materially and adversely affect our cash flows and profitability.

        Fuel, or bunker, is a significant, if not the largest, expense for our vessels that will be employed in the spot market. Spot charter arrangements generally provide that the vessel owner or pool operator bear the cost of fuel in the form of bunker, which is a significant vessel operating expense. With respect to our vessels that will be employed on time charter, the charterer is generally responsible for the cost of fuel and with respect to vessels deployed in pools, the pool is generally responsible for the cost of fuel. However such cost may affect the charter rates that we or our pool manager are able to negotiate for our vessels and costs incurred by pools may decrease the amount of profits available for distribution to pool participants. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Furthermore, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business compared to other forms of transportation, such as pipelines.

  Our history of operations includes periods of operating and net losses, and we may incur operating and net losses in the future. Our significant net losses and our significant amount of indebtedness led us to declare bankruptcy in 2011.

        For the twelve months ended December 31, 2013 and the periods from May 18, 2012 to December 31, 2012 and from January 1, 2012 to May 17, 2012, we generated operating losses of

$66.895 million, $119.131 million and $35.223 million, respectively, and net losses of $101.073 million, $143.667 million and $375.099 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations" and the financial statements for the years ended December 31, 2013, the period from May 18, 2012 to December 31, 2012 and the period from January 1, 2012 to May 17, 2012 included elsewhere in this prospectus for more information regarding our results of operations during these periods. If we continue to suffer operating and net losses, the trading price of our common shares may decline significantly.

        On November 17, 2011, which we refer to as the "petition date," we and substantially all of our subsidiaries (with the exception of those in Portugal, Russia and Singapore, as well as certain inactive subsidiaries), which we refer to collectively as the "debtors," filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York, which we refer to as the "Bankruptcy Court," under Case No. 11-15285 (MG), which we refer to as the "Chapter 11 cases." On January 31, 2012, the debtors filed a joint plan of reorganization with the Bankruptcy Court. We refer to the joint plan of reorganization as amended, modified and confirmed by the Bankruptcy Court as the "Chapter 11 plan." The Bankruptcy Court entered an order, which we refer to as the "confirmation order," confirming the Chapter 11 plan on May 7, 2012. Contributing factors to the bankruptcy included the drastic fall of global tanker charter rates in 2007 through 2009 due to the over-supply of tanker capacity and services. Additionally, leverage levels that we believed were reasonable at the time of incurrence based on prevailing vessel values became unsustainable in light of subsequent charter rate declines.

        On May 17, 2012, which we refer to as the "effective date," the debtors completed their financial restructuring and emerged from Chapter 11 through a series of transactions contemplated by the Chapter 11 plan, and the Chapter 11 plan became effective pursuant to its terms.

        Although we have significantly less interest expense as a result of our emergence from bankruptcy and have decreased our operating and administrative expenses, we may not generate sufficient revenues in future periods to pay for all of our operating or other expenses, which could have a material adverse effect on our business, results of operations and financial condition. As noted above, we generated operating losses for the periods from January 1, 2012 to May 17, 2012, from May 18, 2012 to December 31, 2012 and the year ended December 31, 2013. In addition, our bankruptcy may have created a negative public perception of our Company in relation to our competitors. As a result, the value of our common shares could be negatively affected.

  We may face unexpected repair costs for our vessels.

        Repairs and maintenance costs are difficult to predict with certainty and may be substantial. Many of these expenses are not covered by our insurance. Significant repair expenses could decrease our cash flow and profitability and reduce our liquidity.

        Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause.

        If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located relative to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. Furthermore, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss, which could negatively impact our business, financial condition and results of operations.

  Increased inspection procedures, taxes and tighter import and export controls could increase costs and disrupt our business.

        International shipping is subject to various security and customs inspections and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of our vessels, delays in the loading, offloading or delivery and the levying of customs, duties, fines and other penalties against us.

        It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and results of operations.

        Our vessels are currently registered under the flags of the Republic of Liberia, the Republic of the Marshall Islands and Bermuda. Each of these jurisdictions imposes taxes based on the tonnage capacity of each of the vessels registered under its flag. The tonnage taxes imposed by these countries could increase, which would cause the costs of our operations to increase.

  We depend on our executive officers and other key personnel.

        The loss of the services of any of our key personnel or our inability to successfully attract and retain qualified personnel in the future could have a material adverse effect on our business, financial condition and operating results. Our future success depends particularly on the continued service of John Tavlarios, our President and Chief Executive Officer, and our ability to attract a suitable replacement, if necessary. In addition, Peter Georgiopoulos has served as Chairman of the Board of Directors since 2001. We currently have no agreement with Peter Georgiopoulos for his continued service in that or any other capacity. The loss of Peter Georgiopoulos' service or that of any other member of our senior management could have an adverse effect on our operations.

  We rely on our third-party technical managers and on their and our ability to attract and retain skilled employees.

        Our success also depends in large part on our ability and the ability of our third-party technical managers to attract and retain highly skilled and qualified ship officers and crew. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. If we are not able to increase our rates to compensate for any crew cost increases, our financial condition and results of operations may be adversely affected. Any inability we or our third-party technical managers experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

        Our vessel-owning subsidiaries and our third-party technical management companies employ masters, officers and crews to man our vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

  Our Chairman may pursue business opportunities in our industry that may conflict with our interests.

        Our Chairman, Peter C. Georgiopoulos, is not an employee of our company and is not contractually committed to remain as a director of our company or to refrain from other activities in our industry. Peter Georgiopoulos actively reviews potential investment opportunities in the shipping industry from time to time. In addition, Peter Georgiopoulos serves as Chairman of the Board of Aegean Marine Petroleum Network Inc. (NYSE: ANW), a marine fuel logistics company that physically supplies and markets refined marine fuel and lubricants to ships in port and at sea and Genco Shipping & Trading Limited, a drybulk cargo ship owning company.

  The revenues we earn will be dependent on the success and profitability of any vessel pools in which our vessels operate, including the Unique Tankers pool.

        The majority of our revenues for the six months ended June 30, 2014 and the year ended December 31, 2013 were from vessels deployed in the Unique Tankers pool described under "Business—Unique Tankers Pool." Chartering arrangements for these vessels are currently handled by the commercial manager of this pool. The profitability of our vessels operating in vessel pools will depend upon the pool managers' ability to successfully implement a profitable chartering strategy, which will include, among other things, obtaining favorable charters and employing vessels in the pool efficiently in order to service those charters. The pool's profitability will also depend on minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. Furthermore, should an incident occur that negatively affects the pool's revenues or should the pool underperform, then our profitability will be negatively impacted as a result. The pool's commercial manager will exercise significant control and discretion over the operation of the pool, and our success and profitability will depend on the success of the pool. Additionally, currently, our vessels are the only vessels deployed in the Unique Tankers pool. If other vessels do not enter into the Unique Tankers pool, we may not benefit from some of the anticipated advantages of vessel pools such as larger scale and reduced exposure to spot market charter rate volatility. If additional vessels which enter into the Unique Tankers pool are not of comparable design or quality to our vessels, or if the owners of such additional vessels are successful in negotiating for greater pool weightings than might be otherwise expected, this could negatively impact the profitability of the Unique Tankers pool and/or dilute our interest in pool profits. If we wish to withdraw a vessel from the Unique Tankers pool, we are required to give at least three months' notice and the withdrawal may be deferred by the Unique Tankers pool committee if it determines that the contractual commitments of the Unique Tankers pool as of the date of the withdrawal notice cannot be fulfilled if the vessel were to be withdrawn on the requested date. Furthermore, we have agreed that, for the term of the management agreement between Unique Tankers LLC and the commercial manager of the Unique Tankers pool, we will not operate VLCC or Suezmax tankers on the spot market outside the Unique Tankers pool.

        If the commercial manager of the Unique Tankers pool were to cease serving in such capacity, we may not be able to find a replacement commercial manager who will be as successful as the current commercial manager in chartering vessels and who may not have the same customer relationships. Additionally, were we to seek to assume direct commercial management of these vessels, we may face similar challenges.

        Additionally, the commercial manager of the Unique Tankers pool has the right to purchase Unique Tankers LLC. If this over-allotment option is exercised, our influence over the operation of the Unique Tankers pool may be reduced or lost entirely and the pool will have the right to require our vessels to withdraw from the pool after providing at least six months' notice. Furthermore, after exercise of this option, the Unique pool committee may establish additional conditions for vessel entry into the pool. See "Business—Unique Tankers Pool" for further details regarding the Unique Tankers pool and agreements related thereto.

  We receive a significant portion of our revenues from a limited number of customers, and the loss of any customer could result in a significant loss of revenues and cash flow.

        We have derived, and we believe we will continue to derive, a significant portion of our revenues and cash flow from a limited number of customers. For example, during the year ended December 31, 2013, one of our customers, Unipec, accounted for 12.2% of our voyage revenues (including revenues from the Unique Tankers pool). If any of our key customers breach or terminate their charters or renegotiate or renew them on terms less favorable than those currently in effect, or if any significant customer decreases the amount of business it transacts with us or if we lose any of our customers or a significant portion of our revenues, our operating results, cash flows and profitability could be materially adversely affected.

  Shipping is an inherently risky business and our insurance may not be adequate.

        Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, human error, grounding, fire, explosions, war, terrorism, piracy and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, market disruptions, delay or rerouting. In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high inflammability and high volume of the oil transported in tankers.

        We carry insurance to protect against most of the accident-related risks involved in the conduct of our business. We currently maintain $1 billion in coverage for each of our vessels for liability for spillage or leakage of oil or pollution, and also carry insurance covering lost revenue resulting from vessel off-hire for all of our vessels. Nonetheless, risks may arise against which we are not adequately insured. For example, a catastrophic spill could exceed our insurance coverage and have a material adverse effect on our financial condition. In addition, we may not be able to procure adequate insurance coverage at commercially reasonable rates in the future and we cannot guarantee that any particular claim will be paid. In the past, new and stricter environmental regulations have led to higher costs for insurance covering environmental damage or pollution, and new regulations could lead to similar increases or even make this type of insurance unavailable. Furthermore, even if insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement ship in the event of a loss. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. In addition, our protection and indemnity associations may not have enough resources to cover our insurance claims.

Our payment of these calls could result in significant expenses to us which could reduce our cash flows and place strains on our liquidity and capital resources.

  The risks associated with older vessels could adversely affect our operations.

        In general, the costs to maintain a vessel in good operating condition increase as the vessel ages. As of June 30, 2014, the weighted average age by DWT of the 25 vessels we own that are in our fleet was 9.9 years, compared to an average age of 8.9 years as of June 30, 2013. Due to improvements in engine technology, older vessels typically are less fuel-efficient than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

        Governmental regulations, safety or other equipment standards related to the age of tankers may require expenditures for alterations or the addition of new equipment to our vessels, and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify any required expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

        If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we estimate to be 25 years from their build dates. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our revenue will decline and our business, results of operations, financial condition, and cash flow would be adversely affected.

  Our results of operations could be affected by natural events in the locations in which our customers operate.

        Several of our customers have operations in locations that are subject to natural disasters, such as severe weather and geological events, which could disrupt the operations of those customers and suppliers as well as our operations. Such geological events can cause significant damage and can adversely affect the infrastructure and economy of regions subject to such events, and could cause our customers located in such regions to experience shutdowns or otherwise negatively impact their operations. Upon such an event, some or all of those customers may reduce their orders for crude oil, which could adversely affect our revenue and results of operations. In addition to any negative direct economic effects of such natural disasters on the economy of the affected areas and on our customers and suppliers located in such regions, economic conditions in such regions could also adversely affect broader regional and global economic conditions. The degree to which natural disasters will adversely affect regional and global economies is uncertain at this time. However, if these events cause a decrease in demand for crude oil, our financial condition and operations could be adversely affected.

  We are subject to international safety regulations and requirements imposed by classification societies and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

        The operation of our vessels is affected by the requirements set forth in the United Nations' International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or "ISM Code." The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We expect that any vessels that we acquire in the future will be ISM Code-certified when delivered to us. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports, including United States and European Union ports.

        In addition, the hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. If a vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable, which will negatively impact our revenues and results from operations.

  We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, U.K. Bribery Act, and other applicable worldwide anti-corruption laws.

        The U.S. Foreign Corrupt Practices Act, or "FCPA," and other applicable worldwide anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. These laws include the U.K. Bribery Act, which became effective on July 1, 2011 and which is broader in scope than the FCPA, as it contains no facilitating payments exception. We charter our vessels into some jurisdictions that international corruption monitoring groups have identified as having high levels of corruption. Our activities create the risk of unauthorized payments or offers of payments by one of our employees or agents that could be in violation of the FCPA or other applicable anti-corruption laws. Although we have policies, procedures and internal controls in place to monitor compliance, we cannot assure that our policies and procedures will protect us from governmental investigations or inquiries surrounding actions of our employees or agents. If we are found to be liable for violations of the FCPA or other applicable anti-corruption laws (either due to our own acts or our inadvertence, or due to the acts or inadvertence of others), we could suffer from civil and criminal penalties or other sanctions.

  We may be subject to U.S. tax on U.S. source shipping income, which would reduce our net income and cash flows.

        If we do not qualify for an exemption pursuant to Section 883, or the "Section 883 exemption," of the U.S. Internal Revenue Code of 1986, as amended, or the "Code," then we will be subject to U.S. federal income tax on our shipping income that is derived from U.S. sources. If we are subject to such tax, our results of operations and cash flows would be reduced by the amount of such tax.

        We will qualify for the Section 883 exemption if, among other things, (i) our common shares are treated as primarily and regularly traded on an established securities market in the United States, or (ii) we satisfy one of two other ownership tests. We refer to the inquiry under clause (i) of the preceding sentence as the "publicly traded test." Under applicable Treasury Regulations, the publicly traded test cannot be satisfied in any taxable year in which persons who actually or constructively own five percent or more of our common shares (sometimes referred to as "5% shareholders") own 50% or more of our common shares for more than half the days in such year (sometimes referred to as the "five percent override rule") unless an exception applies.

        Upon the consummation of this offering, we believe that our common shares will be primarily and regularly traded on an established securities market in the United States. However, based on the current ownership of our common shares, 5% shareholders will own 50% or more of our common shares for more than half of 2014. As a result, the five percent override rule applies, and we believe we would have significant difficulty in satisfying an exception thereto. It is also not clear whether we will satisfy one of the other two ownership tests. Thus, we likely will not qualify for the Section 883 exemption in 2014. In addition, it is not clear whether the five percent override rule will apply in 2015, and thus we may not be eligible to claim the Section 883 exemption in 2015. Even if we do qualify for the Section 883 exemption for 2015, there can be no assurance that changes and shifts in the ownership of our common shares by 5% shareholders will not preclude us from qualifying for the Section 883 exemption in future taxable years. If we do not qualify for the Section 883 exemption, our shipping income derived from U.S. sources, i.e., 50% of our gross shipping income attributable to transportation beginning or ending in the United States, would be subject to a four percent tax without allowance for deductions.

  Legislative action relating to taxation could materially and adversely affect us.

        Our tax position could be adversely impacted by changes in tax laws, tax treaties or tax regulations or the interpretation or enforcement thereof by any tax authority. For example, legislative proposals have been introduced in the U.S. Congress which, if enacted, could change the circumstances under which we would be treated as U.S. persons for U.S. federal income tax purposes, which could materially and adversely affect our effective tax rate and cash tax position and require us to take action, at potentially significant expense, to seek to preserve our effective tax rate and cash tax position. We cannot predict the outcome of any specific legislative proposals.

  U.S. tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. shareholders.

        A foreign corporation generally will be treated as a "passive foreign investment company," or a "PFIC," for U.S. federal income tax purposes if, after applying certain look-through rules, either (i) at least 75% of its gross income for any taxable year consists of "passive income" or (ii) at least 50% of the average value or adjusted bases of its assets (determined on a quarterly basis) produce or are held for the production of "passive income." We refer to assets which produce or are held for production of "passive income" as "passive assets."

        For purposes of these tests, "passive income" generally includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury Regulations. Passive income does not include income derived from the performance of services. By contrast, rental income would generally constitute passive income unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business. We do not believe that our past or existing operations would cause us, or would have caused our subsidiaries, to be deemed a PFIC with respect to any taxable year. In this regard, we treat the gross income we derive or are deemed to derive from our time and spot chartering activities as services income, rather than rental income. Accordingly, we believe that (i) our income from time and spot chartering activities does not constitute passive income and (ii) the assets that we own and operate in connection with the production of that income do not constitute passive assets.

        While there is no direct legal authority under the PFIC rules addressing our method of operation, there is legal authority supporting this position consisting of pronouncements by the U.S. Internal Revenue Service, or the "IRS," concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also legal authority, consisting of case law, which characterizes time charter income as rental income rather than services income for other tax purposes.

        Based on our existing operations and our view that income from time and spot chartered vessels is services income rather than rental income, we intend to take the position that we are not now and have never been a PFIC with respect to any taxable year. Although there is legal authority to the contrary, as noted above, our counsel, Kramer Levin Naftalis & Frankel LLP, is of the opinion that, based on applicable law, including the Code, legislative history, published revenue rulings and court decisions, and representations we have made to them regarding the composition of our assets, the source of our income and the nature of our activities and other operations following this offering, we should not be a PFIC in 2014 or (assuming that there is no material change to the composition of our assets, the source of our income or the nature of our activities and other operations) any future taxable year.

        No assurance can be given that the IRS or a court of law will accept our position and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover because there are uncertainties in the application of the PFIC rules and PFIC status is determined annually and depends on the composition of a company's income and assets, we can provide no assurance that we will not become a PFIC in any future taxable year.

        If we were to be treated as a PFIC for any taxable year (and regardless of whether we remain as a PFIC for subsequent taxable years), our U.S. shareholders would be subject to a disadvantageous U.S. federal income tax regime with respect to distributions received from us and gain, if any, derived from the sale or other disposition of our common shares. These adverse tax consequences to shareholders could negatively impact our ability to issue additional equity in order to raise the capital necessary for our business operations.

        For more information, see "Material U.S. Federal Income Tax Considerations—PFIC Status."

  We could be negatively impacted by future changes in applicable tax laws, or our inability to take advantage of favorable tax regimes.

        We may be subject to state, local and non-U.S. income or non-income taxes in various jurisdictions, including those in which we transact business, own property or reside. We may be required to file tax returns in some or all of those jurisdictions. Our state, local or non-U.S. tax treatment may not conform to the U.S. federal income tax treatment discussed above. We may be required to pay non-U.S. taxes on dispositions of foreign property, or operations involving foreign property may give rise to non-U.S. income or other tax liabilities in amounts that could be substantial.

        The various tax regimes to which we are currently subject result in a relatively low effective tax rate on our world-wide income. These tax regimes, however, are subject to change, possibly with retroactive effect. Moreover, we may become subject to new tax regimes and may be unable to take advantage of favorable tax provisions afforded by current or future law.

  We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

        We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, securities litigation, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent, which may have a material adverse effect on our financial condition.

        In November 2008, a jury in the Southern District of Texas found General Maritime Management (Portugal) L.D.A., one of our subsidiaries which we refer to as "GMM Portugal," and two vessel officers of the one of our vessels guilty of violating the Act to Prevent Pollution from Ships and 18 USC 1001. The conviction resulted from charges based on alleged incidents occurring on board such vessel arising from potential failures by shipboard staff to properly record discharges of bilge waste during the period of November 24, 2007 through November 26, 2007. Pursuant to the sentence imposed by the court in March 2009, we paid a $1 million fine in April 2009 and were subject to a probationary period of five years which concluded in March 2014.

Risk Factors Related To Our Financings

  We have incurred significant indebtedness which could affect our ability to finance our operations, pursue desirable business opportunities and successfully run our business in the future, and therefore make it more difficult for us to fulfill our obligations under our indebtedness.

        We have substantial debt. As of June 30, 2014, we had indebtedness outstanding of $798.2 million and shareholders' equity of $538.0 million. Our outstanding indebtedness as of June 30, 2014 included $241.6 million of principal amount of indebtedness under the $273M credit facility, $429.7 million of principal amount of indebtedness under the $508M credit facility and $126.9 million in principal amount of indebtedness in the form of our senior notes. Our senior secured credit facilities mature in 2017 and our senior notes are due in 2020. In accordance with our growth strategy, we intend to pursue additional debt financing opportunistically to help fund the growth of our business, subject to market and other conditions. Based on our capitalization at June 30, 2014 after giving effect to assumptions made relative to this offering and the associated partial paydown of $            of our outstanding indebtedness, we will have indebtedness outstanding of $             million and shareholders' equity of $             million, including $            of principal amount under the $273M credit facility, $            of principal amount under the $508M credit facility and $            of principal amount of senior notes. Our substantial indebtedness and interest expense could have important consequences to us, including:

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  limiting our ability to use a substantial portion of our cash flow from operations in other areas of our business, including for working capital, capital expenditures and other general business activities, because we must dedicate a substantial portion of these funds to service our debt;

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  requiring us to seek to incur further indebtedness in order to make the capital expenditures and other expenses or investments planned by us to the extent our future cash flows are insufficient;

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  limiting our ability to obtain additional financing in the future for working capital, capital expenditures, debt service requirements, acquisitions and the execution of our growth strategy, and other expenses or investments planned by us;

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  limiting our flexibility and our ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation, our business and our industry;

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  limiting our ability to satisfy our obligations under our indebtedness (which could result in an event of default and acceleration if we fail to comply with the requirements of our indebtedness);

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  increasing our vulnerability to a downturn in our business and to adverse economic and industry conditions generally;

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  placing us at a competitive disadvantage as compared to our competitors that are less leveraged;

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  limiting our ability, or increasing the costs, to refinance indebtedness; and

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  limiting our ability to enter into hedging transactions by reducing the number of counterparties with whom we can enter into such transactions as well as the volume of those transactions.

        Our current credit facilities and the note purchase agreement governing the senior notes restrict our ability to use our cash. Among other restrictions, our current credit facilities restrict our ability to make capital expenditures other than maintenance capital expenditures, or vessel acquisitions or other capital expenditures not in the ordinary course of business using net cash proceeds from equity offerings. Additionally, our current credit facilities and the note purchase agreement governing the senior notes prohibit us from declaring or paying dividends to our shareholders.

        The limitations described above could have a material adverse effect on our business, financial condition, results of operations, prospects, and ability to satisfy our obligations under our indebtedness.

  We may incur significantly more indebtedness, which could further increase the risks associated with our indebtedness and prevent us from fulfilling our obligations under our current credit facilities and the senior notes.

        Despite our current level of indebtedness, our current credit facilities and the note purchase agreement governing the senior notes permit us to incur significant additional indebtedness in the future, as well as to refinance existing indebtedness, subject to specified limitations. If new indebtedness is added to our and our subsidiaries' current debt levels, the related risks that we and they face would be increased, and we may not be able to meet all our debt obligations, in whole or in part.

  We may not be able to generate sufficient cash to service all of our indebtedness.

        We expect our earnings and cash flow to vary significantly from year to year due to the cyclical nature of our industry and our chartering strategy. As a result, the amount of debt that we can manage in some periods may not be appropriate for us in other periods. Additionally, our future cash flow may be insufficient to meet our debt obligations and commitments. Any insufficiency could negatively impact our business. A range of economic, competitive, financial, business, industry and other factors will affect our future financial performance, and, as a result, our ability to generate cash flow from operations and to pay our debt. Many of these factors, such as charter rates, economic and financial conditions in our industry and the global economy or competitive initiatives of our competitors, are beyond our control. If we do not generate sufficient cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

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  refinancing or restructuring our debt;

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  selling tankers, newbuildings or other assets;

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  reducing or delaying investments and capital expenditures; or

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  seeking to raise additional capital.

        However, we cannot assure you that undertaking alternative financing plans, if necessary, would be successful in allowing us to meet our debt obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

        Our inability to generate sufficient cash flow to satisfy our debt obligations, or to obtain alternative financing, could materially and adversely affect our business, financial condition, results of operations and prospects.

  Our current credit facilities and the note purchase agreement for the senior notes impose significant operating and financial restrictions that may limit our ability to operate our business.

        Our current credit facilities and the note purchase agreement for the senior notes impose significant operating and financial restrictions on us and our restricted subsidiaries. These restrictions will limit our ability and the ability of our restricted subsidiaries to, among other things, as applicable:

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  incur additional debt;

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  pay dividends or make other restricted payments, including certain investments;

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  create or permit certain liens;

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  sell tankers or other assets;

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  engage in certain transactions with affiliates; and

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  consolidate or merge with or into other companies, or transfer all or substantially all of our assets or the assets of our restricted subsidiaries.

        These restrictions could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities.

        In addition, the current credit facilities require us to comply with various collateral maintenance and financial covenants, including with respect to our minimum cash balance and an interest expense coverage ratio covenant. The current credit facilities and the note purchase agreement for the senior notes require us to comply with a number of customary covenants, including covenants related to the delivery of quarterly and annual financial statements, budgets and annual projections; maintaining required insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of the collateral vessels (solely in the case of our current credit facilities); restrictions on consolidations, mergers or sales of assets; limitations on liens; limitations on issuance of certain equity interests; limitations on transactions with affiliates; and other customary covenants.

        We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under these instruments could result in a default under these instruments. For example, the Company previously obtained waivers of certain restrictions relating to interest period election under the senior secured credit facilities. See "Description of Indebtedness—Senior secured credit facilities" for further information. If a default occurs under any debt instrument, the lenders could elect to declare that debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which, in the case of the current credit facilities, constitutes all or substantially all of our assets, including our rights in the mortgaged vessels and their charters.

  Fluctuations in the market value of our fleet may adversely affect our liquidity and may result in breaches under our financing arrangements and sales of vessels at a loss.

        The market value of vessels fluctuates depending upon general economic and market conditions affecting the tanker industry, the number of tankers in the world fleet, the price of constructing new tankers, or newbuildings, types and sizes of tankers, and the cost of other modes of transportation. The market value of our fleet may decline in the event of a downswing in the historically cyclical shipping industry or as a result of the aging of our fleet. Declining tanker values could affect our ability to raise cash by limiting our ability to refinance vessels and thereby adversely impact our liquidity. In addition, declining vessel values could result in the requirement to repay outstanding amounts or a breach of loan covenants, which could give rise to an event of default under our debt instruments.

        Our current credit facilities require us to comply with collateral maintenance covenants under which the market value of our vessels must remain at or above a specified percentage of the total commitment amount under the applicable instrument. If we are unable to maintain this required collateral maintenance ratio, we may be prevented from borrowing additional money under the applicable instrument, or we may default under the applicable instrument. If a default occurs, the lenders could elect to declare the debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing the debt, which, in the case of our current credit facilities, constitutes substantially all of our assets.

  If we default on our obligations to pay any of our indebtedness or otherwise default under the agreements governing our indebtedness, lenders could accelerate such debt and we may be subject to restrictions on the payment of our other debt obligations or cause a cross-default or cross-acceleration.

        Any default under the agreements governing our indebtedness that is not waived by the required lenders or holders of such indebtedness, and the remedies sought by the holders of such indebtedness, could prevent us from paying principal, premium, if any, and interest on other debt instruments and substantially decrease the market value of such debt instruments. If we are unable to generate sufficient cash flow or are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in any agreement governing our indebtedness, we would be in default under the terms of the agreements governing such indebtedness. In the event of such default:

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  the lenders or holders of such indebtedness could elect to terminate any commitments thereunder, declare all the funds borrowed thereunder to be due and payable and, if not promptly paid, in the case of our secured debt, institute foreclosure proceedings against our assets;

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  even if those lenders or holders do not declare a default, they may be able to cause all of our available cash to be used to repay the indebtedness owed to them; and

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  such default could cause a cross-default or cross-acceleration under our other indebtedness.

        As a result of such default and any actions the lenders may take in response thereto, we could be forced into bankruptcy or liquidation.

  An increase in interest rates would increase the cost of servicing our debt and could reduce our profitability.

        Our debt under our current credit facilities bears interest at a variable rate. We may also incur indebtedness in the future with variable interest rates. As a result, an increase in market interest rates would increase the cost of servicing our debt and could materially reduce our profitability and cash flows. The impact of such an increase would be more significant for us than it would be for some other companies because of our substantial debt and because we do not currently hold any interest rate swaps.

        LIBOR rates have recently been volatile, with the spread between those rates and prime lending rates widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by amounts that we may drawdown under our credit facilities fluctuate with changes in the LIBOR rates, if this volatility were to continue, it would affect the amount of interest payable on amounts that we were to drawdown from our credit facility, which in turn, would have an adverse effect on our profitability, earnings and cash flow.

Risks Related To This Offering And Our Common Shares

  There is no guarantee that an active and liquid public market for our common shares will develop.

        Prior to this offering, there has not been a public market for our common shares since May 17, 2012. The initial public offering price will be determined in negotiations between the representatives of the underwriters and us and may not be indicative of prices that will prevail in the trading market. The tanker industry has been highly unpredictable and volatile, and the market for common shares in this industry may be equally volatile. A liquid trading market for our common shares may not develop.

        In the absence of a liquid public trading market:

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  you may not be able to liquidate your investment in our common shares;

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  you may not be able to resell your shares at or above the initial public offering price;

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  the market price of our common shares may experience significant price volatility; and

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  there may be less efficiency in carrying out your purchase and sale orders.

  The price of our common shares after this offering may be volatile.

        The price of our common shares may fluctuate due to a variety of factors, including:

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  actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

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  mergers and strategic alliances in the tanker industry;

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  market prices and conditions in the tanker and oil industries;

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  changes in government regulation;

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  potential or actual military conflicts or acts of terrorism;

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  natural disasters affecting the supply chain or demand for crude oil or petroleum products;

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  the failure of securities analysts to publish research about us after this offering, or shortfalls in our operating results from levels forecast by securities analysts;

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  announcements concerning us or our competitors; and

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  the general state of the securities market.

        As a result of these factors, investors in our common shares may not be able to resell their shares at or above the initial offering price. These broad market and industry factors may materially reduce the market price of our common shares, regardless of our operating performance.

  We may issue additional common shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our common shares.

        We may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions, repayment of outstanding indebtedness or our equity incentive plan, without shareholder approval, in a number of circumstances.

        Our issuance of additional common shares or other equity securities of equal or senior rank would have the following effects:

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  our existing shareholders' proportionate ownership interest in us will decrease;

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  the relative voting strength of each previously outstanding common share may be diminished; and

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  the market price of our common shares may decline.

  Oaktree owns, and, following this offering, is expected to continue owning, a significant percentage of the voting power of our common shares, and as a result could be able to exert significant influence over us.

        Oaktree currently owns      % of the voting power of our issued and outstanding common shares, and five out of nine members of our Board of Directors, as of the date of this prospectus, were designated by Oaktree. Following this offering, Oaktree is expected to own at least      % of our outstanding common shares, or at least        % if the underwriters' over-allotment option is exercised in full. As a result, Oaktree may be able to exert significant influence over both the actions of the Board of Directors, the election of directors and other matters requiring shareholder approval. The interests of Oaktree, may be different from that of other shareholders, and, for example, Oaktree's large percentage ownership may have effects such as delaying or preventing a change in control of the Company that may be favored by other shareholders or preventing transactions in which shareholders might otherwise recover a premium for their shares over current market prices.

        In addition, our significant concentration of share ownership may adversely affect the trading price of our common shares because investors may perceive disadvantages in owning shares in companies with significant shareholders. Furthermore, Oaktree and certain other large shareholders have certain registration rights described elsewhere in this prospectus (see "Related Party Transactions" and "Shares Eligible for Future Sale—Registration Rights") and the registration and sale to the public of a large number of common shares may have the immediate effect of reducing the trading price of our common shares. We have other significant shareholders that could exert influence over us. See "Principal Shareholders" for more information regarding our share ownership.

  Future sales of our common shares, or the perception in the public markets that these sales may occur, may depress the price of our common shares.

        Additional sales of a substantial number of our common shares in the public market after this offering, or the perception that such sales may occur, could have a material adverse effect on the price of our common shares and could materially impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have            shares of common stock issued and outstanding, assuming that the underwriter does not exercise any portion of their over-allotment option in this offering. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended, or the "Securities Act," except for any shares that may be held or acquired by our directors, executive officers and other affiliates (as that term is defined in the Securities Act), which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. The issuance of our common stock to our general unsecured creditors pursuant to the Chapter 11 plan was exempt from the registration requirements of the Securities Act pursuant to Section 1145 of the Bankruptcy Code. As a result, after giving effect to this offering,                common shares, or      % of our outstanding common shares, which amount includes 200,011 shares set aside for issuance to general unsecured creditors pursuant to the chapter 11 plan and an estimated                shares being sold in this offering, will be freely tradable, except for shares held by our directors, executive officers and other affiliates. The sale of such shares in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decrease significantly.

        The remaining            outstanding shares, or      % of our outstanding shares after giving effect to this offering, will consist of:

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  4,750,271 shares issued to Oaktree pursuant to the Chapter 11 plan in exchange for the conversion of secured claims, which we refer to as the "Oaktree conversion shares;"

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  5,050,289 shares issued to Oaktree pursuant to the Chapter 11 plan in exchange for a $175.0 million investment, which we refer to as the "Oaktree investment shares;" and

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                  restricted securities, of which      shares are currently Class A shares and       shares are currently Class B shares (each of which will convert to shares of common stock upon consummation of this offering) and which we refer to as the "private placement shares," issued to various investors in private placements since our emergence from bankruptcy prior to this offering.

        The issuance of the Oaktree investment shares and private placement shares was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act and these shares are restricted securities. The issuance of the Oaktree conversion shares was exempt from the registration requirements of the Securities Act pursuant to Section 1145 of the Bankruptcy Code. As of the date of this prospectus, Oaktree has not sold any of the Oaktree conversion shares or any of the Oaktree investment shares, although these shares and the private placement shares are eligible for sale under Rule 144 and any shares sold thereunder will be freely tradable without restriction under the Securities Act, except for any shares that may be held or acquired by our directors, executive officers and other affiliates. See "Shares Eligible for Future Sale" for more information regarding the restrictions on selling our common shares after this offering. Sales by our existing shareholders of a substantial number of shares in the public market, or the perception that these sales might occur, could cause the market price of our common stock to decrease significantly.

        Pursuant to the Registration Agreement and the Amended and Restated Shareholders Agreement described elsewhere in this prospectus (see "Related Party Transactions" and "Shares Eligible for Future Sale—Registration Rights"), Oaktree and other shareholders have certain demand and piggyback rights that may require us to file registration statements registering their common shares or to include sales of such common shares in registration statements that we may file for ourselves or other shareholders. Any common shares sold under these registration statements will be freely tradable in the public market. In the event such registration rights are exercised and a large number of common shares are sold in the public market, such sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Additionally, we will bear all expenses in connection with any such registrations, except that the selling shareholders may be responsible for their pro rata shares of underwriters' commissions and discounts.

        We and each of our executive officers and directors and certain shareholders have agreed with the underwriters that for a period of 180 days after the date of this prospectus, subject to extension under certain circumstances, we and they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any of our common stock, or any options or warrants to purchase any of our common stock or any securities convertible into or exchangeable for our common shares, subject to specified exceptions. The underwriters may, in their discretion, at any time without prior notice, release all or any portion of the common shares from the restrictions in any such agreement. See "Underwriting" for more information. All of our common shares (whether currently classified as Class A shares or Class B shares) outstanding as of the date of this prospectus may be sold in the public market by existing shareholders 181 days after the date of this prospectus, subject to applicable volume and other limitations imposed under United States securities laws.

  We will incur increased costs and obligations as a result of being a public company and our management will be required to devote substantial time to complying with public company regulations.

        As a privately held company, we were not required to comply with certain corporate governance and financial reporting practices and policies required of a publicly traded company. As a publicly traded company, we will incur significant legal, accounting and other expenses that we were not required to incur in the recent past, particularly after we are no longer an "emerging growth company" as defined under the JOBS Act. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated and to be promulgated thereunder, as well as under the Sarbanes-Oxley Act of 2002, as amended, or the "Sarbanes-Oxley Act," the JOBS Act, and the rules and regulations of the U.S. Securities and Exchange Commission, or the "SEC," and the New York Stock Exchange, or the "NYSE," have created uncertainty for public companies and increased our costs and the time that our board of directors and management must devote to complying with these rules and regulations. We expect these rules and regulations to increase our legal and financial compliance costs and lead to a diversion of management time and attention from revenue generating activities.

        Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management's attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a publicly traded company. However, the measures we take may not be sufficient to satisfy our obligations as a publicly traded company.

        For as long as we remain an "emerging growth company" as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies." We may remain an "emerging growth company" for up to five fiscal years or until such earlier time that we have more than $1.0 billion in annual revenues, have more than $700.0 million in market value of our common shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three year period. Further, there is no guarantee that the exemptions available to us under the JOBS Act will result in significant savings. To the extent we choose not to use exemptions from various reporting requirements under the JOBS Act, we will incur additional compliance costs, which may impact earnings.

  As an "emerging growth company," we cannot be certain if the reduced disclosure requirements applicable to "emerging growth companies" will make our common shares less attractive to investors.

        We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to obtain an assessment of the effectiveness of our internal controls over financial reporting from our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Additionally, in the registration statement, of which this prospectus forms a part, we are permitted to provide only two years of audited financial statements (in addition to any required unaudited interim financial statements) with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure and selected/historical financial data.

        We have elected in this prospectus to take advantage of the scaled disclosure related to financial statement presentation, including with respect to disclosure under "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure and selected/historical financial data. We have also elected in this prospectus to take advantage of scaled disclosure related to executive compensation. We may continue to take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us as long as we continue to qualify as an emerging growth company. It is possible that some investors could find our common stock less attractive because we have and may continue to take advantage of these reduced requirements. If some investors find our common stock less attractive, there may be a less active trading market for our common stock and our stock price may be more volatile.

  Pursuant to the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an "emerging growth company."

        Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we file with the SEC after the consummation of our initial public offering, and generally requires a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until we are no longer an "emerging growth company." We could be an "emerging growth company" for up to five fiscal years.

  If we do not develop and implement all required accounting practices and policies, we may be unable to provide the financial information required of a U.S. publicly traded company in a timely and reliable manner.

        Prior to this offering, we were not required to adopt or maintain all of the financial reporting and disclosure procedures and controls required of a U.S. publicly traded company because we were a privately held company. We expect that the implementation of all required accounting practices and policies will increase our operating costs and could require time and resources from our management and employees. If we fail to develop and maintain effective internal controls and procedures and disclosure procedures and controls, we may be unable to provide financial information and required SEC reports that a U.S. publicly traded company is required to provide in a timely and reliable fashion. Any such delays or deficiencies could penalize us, including by limiting our ability to obtain financing, either in the public capital markets or from private sources and hurt our reputation and could thereby impede our ability to implement our growth strategy. In addition, any such delays or deficiencies could result in our failure to meet the requirements for continued listing of our common shares on the NYSE.

  Our internal control over financial reporting is not currently required to meet the standards required by Section 404 of the Sarbanes-Oxley Act of 2002, but failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act in the future could have a material adverse effect on our business and share price.

        As a privately held company, we have not been required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act. We anticipate being required to meet these standards in the course of preparing our consolidated financial statements as of and for the year ended December 31, 2015, and our management will be required to report on the effectiveness of our internal control over financial reporting for such year. Additionally, once we are no longer an "emerging growth company," our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

        In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the implementation of any remediation of control deficiencies and receiving a favorable attestation in connection with the attestation provided by our independent registered public accounting firm. Furthermore, failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and share price and could limit our ability to report our financial results accurately and timely.

  You will experience immediate and substantial dilution of $            per common share.

        The assumed initial public offering price of $            per common share, which represents the midpoint of the price range set forth on the cover of this prospectus, exceeds the pro forma net tangible book value per common share (after giving effect to the Class B conversion described below, this offering and the application of the net proceeds therefrom as described under "Use of Proceeds," as if each of these transactions occurred on June 30, 2014) immediately after this offering. Based on an assumed initial public offering price of $            per common share, which represents the midpoint of the price range set forth on the cover of this prospectus, you will incur immediate and substantial dilution of $            per share upon the consummation of this offering.

        In connection with the consummation of this offering, our articles of incorporation will be amended and restated to provide for a single class of Common Stock. As a result, each share of Class A Common Stock will be reclassified as a share of Common Stock and each share of Class B Common Stock will be converted into a number of shares of Common Stock equal to the quotient obtained by dividing (x) $18.50 by (y) the lower of (A) the per share price at which the Common Stock is offered pursuant to this offering and (B) $18.50. We refer to this conversion as the "Class B conversion." If the initial public offering price is below $18.50, the dilutive impact of the Class B conversion will vary depending on the difference between $18.50 and the initial offering price, with lower prices increasing the dilutive impact of the Class B conversion. If the initial public offering price is $18.50 or above, each share of Class B Common Stock will convert into one share Common Stock.

        See "Dilution" for more information regarding the dilution that you will experience upon the completion of this offering.

  Our shareholders may be subject to additional dilution as a result of additional offerings.

        We may issue additional shares in the future. To the extent that an existing shareholder does not purchase additional shares that we may issue in any such future transaction, that shareholder's interest in our company will be diluted, which means that its percentage of ownership in our company will be reduced. Following such a reduction, that shareholder's common stock would represent a smaller percentage of the vote in our Board of Directors' elections and other shareholder decisions.

  Certain provisions of our amended and restated articles of incorporation, which we refer to as our articles of incorporation, and our bylaws may make it difficult for shareholders to change the composition of our board of directors and may discourage, delay or prevent a merger or acquisition that some shareholders may consider beneficial.

        Certain provisions of our articles of incorporation and bylaws may have the effect of delaying or preventing changes in control if our board of directors determines that such changes in control are not in our best interests or in the best interests of our shareholders. The provisions in our articles of incorporation and bylaws include, among other things, those that:

  •
  provide for a classified board of directors with three-year staggered terms;

  •
  authorize our board of directors to issue preferred shares and to determine the price and other terms, including preferences and voting rights, of those shares without shareholder approval;

  •
  establish advance notice procedures for nominating directors or presenting matters at shareholder meetings;

  •
  authorize the removal of directors only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote for those directors;

  •
  allow only our board of directors to fill vacancies on our board of directors;

  •
  prohibit us from engaging in a "business combination" with an "interested shareholder" for a period of three years after the date of the transaction in which the person became an interested shareholder unless certain provisions are met;

  •
  prohibit cumulative voting in the election of directors;

  •
  prohibit shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

  •
  limit the persons who may call special meetings of shareholders; and

  •
  require a super-majority to amend certain provisions of our bylaws and our articles of incorporation.

        While these provisions have the effect of encouraging persons seeking to acquire control of our company to negotiate with our board of directors, they could enable the board of directors to hinder or frustrate a transaction that some, or a majority, of the shareholders may believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors.

        These provisions may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our board of directors, which is responsible for appointing the members of our management. See "Description of Our Capital Stock" for more information.

  We have no present intention to pay dividends and, are currently restricted from paying dividends on our common shares.

        We have not declared or paid any dividends since the fourth quarter of 2010. Moreover, pursuant to restrictions under our debt instruments, we are currently prohibited from paying dividends. We do not anticipate declaring or paying cash dividends to holders of our common shares in the near term. We currently intend to retain future earnings, if any, for use in the operation and expansion of our business. We may, however, adopt in the future a policy to make cash dividends. Any future dividend policy is within the discretion of our board of directors. However, any future payment of dividends may continue to be restricted by the covenants contained in our debt instruments. Any determination to pay or not pay cash dividends will also depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory and contractual restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares), when a company is insolvent or if the payment of the dividend would render the company insolvent.

  We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate or bankruptcy law and, as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

        Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Republic of the Marshall Islands Business Corporations Act. The provisions of the Republic of the Marshall Islands Business Corporations Act resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the

Republic of the Marshall Islands interpreting the Republic of the Marshall Islands Business Corporations Act. For example, the rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Although the Republic of the Marshall Islands Business Corporations Act does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

  It may be difficult to enforce a U.S. judgment against us, our officers and our directors because we are a foreign corporation.

        We are incorporated in the Republic of the Marshall Islands and most of our subsidiaries are organized in the Republic of Liberia and the Republic of the Marshall Islands. Substantially all of our assets and those of our subsidiaries are located outside the United States. As a result, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based upon these laws.

  Anti-takeover provisions in our financing agreements could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

        Our current credit facilities and the note purchase agreement governing the senior notes impose restrictions on changes of control of our company and our ship-owning subsidiaries. Under our current credit facilities and the note purchase agreement governing our senior notes, a change of control would be an event of default, such that lender consent or repayment in full of the obligations thereunder would be required. The note purchase agreement governing the senior notes would either require that we obtain the noteholders' consent prior to any change of control or that we make an offer to redeem the notes before a change of control can take place.

FORWARD-LOOKING STATEMENTS

        Our disclosure and analysis in this prospectus contains forward-looking statements. These forward-looking statements are based on management's current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this prospectus are the following: (i) loss or reduction in business from our significant customers; (ii) the failure of our significant customers, pool managers or technical managers to perform their obligations owed to us; (iii) the loss or material downtime of significant vendors and service providers; (iv) our failure, or the failure of the commercial managers of any pools in which our vessels participate, to successfully implement a profitable chartering strategy; (v) changes in demand; (vi) a material decline or prolonged weakness in rates in the tanker market; (vii) changes in production of or demand for oil and petroleum products, generally or in particular regions; (viii) greater than anticipated levels of tanker newbuilding orders or lower than anticipated rates of tanker scrapping; (ix) changes in rules and regulations applicable to the tanker industry, including, without limitation, legislation adopted by international organizations such as the IMO and the European Union or by individual countries; (x) actions taken by regulatory authorities; (xi) actions by the courts, the U.S. Coast Guard, the U.S. Department of Justice or other governmental authorities and the results of the legal proceedings to which we or any of our vessels may be subject; (xii) changes in trading patterns significantly impacting overall tanker tonnage requirements; (xiii) changes in the typical seasonal variations in tanker charter rates; (xiv) changes in the cost of other modes of oil transportation; (xv) changes in oil transportation technology; (xvi) increases in costs including without limitation: crew wages, insurance, provisions, repairs and maintenance; (xvii) changes in general political conditions; (xviii) changes in the condition of our vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated drydocking or maintenance and repair costs); (xix) changes in the itineraries of our vessels; (xx) adverse changes in foreign currency exchange rates affecting our expenses; (xxi) the fulfillment of the closing conditions under, or the execution of customary additional documentation for, the Company's agreements to acquire vessels and contemplated financing arrangements; (xxii) financial market conditions; (xxiii) sourcing, completion and funding of financing on acceptable terms; (xxiv) our ability to comply with the covenants and conditions under our debt obligations; (xxv) other factors discussed under the "Risk Factors" section of this prospectus; and (xxvi) the impact of electing to take advantage of certain exemptions applicable to emerging growth companies.

        You should not place undue reliance on forward-looking statements contained in this prospectus, because they are statements about events that are not certain to occur as described or at all. All forward-looking statements in this prospectus are qualified in their entirety by the cautionary statements contained in this prospectus. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

        Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

 USE OF PROCEEDS

        We estimate that the net proceeds to us from this offering will be approximately $         million after deducting underwriting discounts and commissions and estimated expenses payable by us, or approximately $         million if the underwriters exercise in full their over-allotment option, based on an assumed offering price of $        per share, which represents the midpoint of the price range set forth on the cover of this prospectus. A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

        We intend to use $        of the net proceeds from this offering to redeem approximately $        in principal amount of our senior notes (including payment of accrued interest and the applicable premium thereon), or 35% of the outstanding senior notes, and to use $        of the net proceeds from this offering to repay a portion of the amounts owed under our senior secured credit facilities. Based on an assumed offering price of $            per share, which represents the midpoint of the price range set forth on the cover of this prospectus, the net proceeds from approximately            shares sold in this offering will be used to repay our debt obligations. Following the redemption of a portion of the senior notes and the repayment of a portion of our senior secured credit facilities there will be $        in principal amount of senior notes and $        in aggregate principal amount under our senior secured credit facilities outstanding. See "Description of Indebtedness—Senior secured credit facilities" "Description of Indebtedness—Senior Notes" for more information regarding our senior secured credit facilities and the senior notes, including the interest rates and maturity thereof and the redemption premiums applicable to the senior notes.

        Our management will have the discretion to apply some or all of the proceeds of this offering for purposes of vessel acquisition or for general corporate purposes.

 OUR DIVIDEND POLICY

        We have not declared or paid any dividends since the fourth quarter of 2010. Moreover, pursuant to restrictions under our debt instruments, we are currently prohibited from paying dividends.

        Subsequent to this offering, we do not anticipate declaring or paying any cash dividends to holders of our common shares in the near term. We currently intend to retain future earnings, if any, for use in the operation and expansion of our business. We may, however, adopt in the future a policy to pay cash dividends. Our future dividend policy is subject to the discretion of our board of directors. However, any future payment of dividends may be subject to restrictions under our debt instruments. Any determination to pay or not pay cash dividends will also depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory and contractual restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares), when a company is insolvent or if the payment of the dividend would render the company insolvent.

 CAPITALIZATION

        The following table sets forth our cash and capitalization at June 30, 2014, as follows:

  •
  on a historical basis; and

  •
  on an adjusted basis, giving effect to the Class B conversion (which is expected to occur contemporaneously with this offering), assuming the issuance of        common shares in this offering at an assumed offering price of $        per share, which represents the midpoint of the expected range set forth on the cover of this prospectus and the application of the net proceeds therefrom as described under "Use of Proceeds."

        This table is derived from, and should be read in conjunction with, the financial statements, the related notes and other financial information included elsewhere in this prospectus. You should also read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

As of June 30, 2014

	Actual	As Adjusted(1)
(dollars in thousands)
Cash and cash equivalents
Debt:
$273M credit facility	$	$
$508M credit facility
Senior notes
Total debt
Shareholders' equity:
Class A Common Stock, $0.01 par value per share; authorized 50,000,000 shares; issued and outstanding 11,270,196 shares at June 30, 2014
Class B Common Stock, $0.01 par value per share; authorized 30,000,000 shares; issued and outstanding 22,002,998 shares at June 30, 2014
Common Stock(2)
Accumulated other comprehensive loss
Retained earnings
Additional paid-in capital
Total shareholders' equity
Total capitalization	$	$

(1)
Reflects adjustments, giving effect to the Class B conversion (which is expected to occur contemporaneously with this offering), assuming the issuance of        common shares in this offering at an assumed offering price of $        per share, which represents the midpoint of the expected range set forth on the cover of this prospectus and the application of the net proceeds therefrom as described under "Use of Proceeds." The conversion ratio for the Class B conversion is assumed to be      Class B shares into        shares of Common Stock which assumed conversion ratio is based on an assumed public offering price of $        per share, which represents the midpoint of the estimated initial public offering price range. A $        increase in the assumed public offering price per share would increase our total capitalization by approximately $         million, and decrease the conversion ratio to      , assuming the number of shares offered in this offering remains the same as set forth on the front cover of this prospectus. A $            decrease in the assumed public offering price purchase would decrease our total capitalization by approximately $         million and increase the conversion ratio to            , assuming the number of shares offered in this offering remains the same as set forth on the front cover of this prospectus.

(2)
Refers to our common shares following the Class B conversion on the assumptions set forth in note (1). See "Related Party Transactions—December 2013 Class B Financing" for a discussion of how the conversion ratio for the Class B conversion is calculated. Following consummation of this offering and the Class B conversion there will be      shares of Common Stock, par value $      per share, authorized and up to      shares issued and outstanding.

 DILUTION

        Dilution is the amount by which the offering price paid by the purchasers of our common shares in this offering will exceed the net tangible book value per common share after this offering. The net tangible book value is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities.

        As of June 30, 2014, historical net tangible book value was $      , or $            .

        Without taking into effect any other changes in net tangible book value after June 30, 2014, and after giving effect to the sale of            common shares in this offering, the application of the net proceeds therefrom as described under "Use of Proceeds" and the Class B conversion, and after deducting underwriting discounts and estimated offering expenses, our pro forma net tangible book value as of June 30, 2014 would have been $         million, or $        per common share. This represents an immediate increase in net tangible book value of $        per share to the existing shareholders and an immediate dilution in net tangible book value of $        per share to new investors.

        The following table illustrates the pro forma per share dilution and appreciation at June 30, 2014:

Assumed Initial public offering price per share(1)	$
Historical net tangible book value per share as of June 30, 2014(2)
Increase in pro forma net tangible book value attributable to new investors in this offering
Less: Pro forma net tangible book value per share as of June 30, 2014 immediately after this offering(3)

Immediate dilution per share to purchasers in this offering(4)	$

(1)
Represents the mid-point of the price range set forth on the cover page of this prospectus.

(2)
Determined by dividing the            common shares expected to be outstanding immediately prior to this offering into the historical net tangible book value as of June 30, 2014 (without giving effect to this offering or the Class B conversion) of $            .

(3)
Determined by dividing            common shares expected to be outstanding after this offering and the Class B conversion into our pro forma net tangible book value (as further adjusted to give effect to the application of the expected net proceeds from this offering) of $         million.

(4)
If the initial public offering price were to increase or decrease by $1.00 per unit common unit, then dilution per share to purchasers in this offering would equal $        and $        , respectively.

(5)
Assumes the underwriters' over-allotment option is not exercised. If the underwriters exercise in full their option to purchase additional common units, the immediate dilution per share to purchasers in this offering would be $            .

        The following table summarizes, on a pro forma basis as at June 30, 2014, the differences between the number of common shares acquired from us, the total consideration and the average price paid per share paid by the existing shareholders (giving effect to the Class B conversion and the sale of common shares in this offering) and by investors participating in this offering, based upon an assumed initial public offering price of $            per share.

	Pro Forma Shares Outstanding		Total Consideration
Average Price Per Share
(dollars in thousands except per share data)	Number	Percent	Amount	Percent
Existing shareholders			$		$
New investors			$		$
Total			$		$

        The number of common shares to be outstanding after this offering is based on the number of shares outstanding as of June 30, 2014 as adjusted to give effect to the Class B conversion and the issuance of shares to purchasers in this offering and excludes the following:

  •
                  common shares issuable upon exercise of outstanding warrants at a weighted-average exercise price of             per share;

  •
                  common shares issuable upon exercise of outstanding stock options having a weighted-average exercise price of $        per share;

  •
                  additional common shares reserved for issuance under the 2012 Equity Incentive Plan; and

  •
                  common shares reserved for issuance under the 2014 Equity Incentive Plan.

        Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities. New investors may experience further dilution if any of our outstanding options or warrants are exercised, new options are issued and exercised under our equity incentive plans or if we issue additional shares of common stock, other equity securities or convertible debt securities in the future. See "Risk factors—You will experience immediate and substantial dilution of $        per common share" and "Risk factors—Our shareholders may be subject to additional dilution as a result of additional offerings."

SELECTED HISTORICAL FINANCIAL AND OTHER DATA

        The following selected historical financial and other data should be read in connection with, and are qualified by reference to, the financial statements and related notes included in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The selected historical financial and other data in the below tables as of December 31, 2013 and December 31, 2012 and the selected historical and other data as of and for the twelve months ended December 31, 2013 and the periods from January 1, 2012 to May 17, 2012 and from May 18, 2012 to December 31, 2012 are derived from our audited consolidated financial statements for the year ended December 31, 2013 (Successor Company), the period from May 18, 2012 through December 31, 2012 (Successor Company), and the period from January 1, 2012 through May 17, 2012 (Predecessor Company) included herein. We refer to these audited financial statements as the "financial statements for the years ended December 31, 2013 and December 31, 2012." The selected historical financial and other data as of June 30, 2014 and 2013 and the selected historical and other data for the six months ended June 30, 2014 and 2013 are derived from our unaudited condensed consolidated financial statements for the six months ended June 30, 2014 and 2013 included herein. Historical results are not necessarily indicative of results that may be expected for any future period.

	Successor					Predecessor
				Period from May 18, 2012 through December 31, 2012		Period from January 1, 2012 through May 17, 2012
	Six months ended

	June 30, 2014	June 30, 2013	Year ended December 31, 2013

(dollars in thousands)
Income Statement Data:
Voyage revenues	$206,607	$161,840	$356,669	$174,284		$123,367
Voyage expenses	126,875	115,390	259,982	102,671		66,739
Direct vessel expenses	43,195	46,181	90,297	56,073		40,292
Bareboat lease expense	—	—	—	832		3,726
General and administrative expenses	11,773	10,996	21,814	14,142		11,797
Depreciation and amortization	22,676	22,717	45,903	28,296		34,830
Goodwill impairment	1,249	—	1,068	89,026		—
Loss on disposal of vessels and vessel equipment	1,735	687	2,452	2,375		1,206
Loss on impairment of vessels	6,300	—	2,048	—		—
Closing of Portugal office	4,221	—	—	—		—

Total operating expenses	218,024	195,971	423,564	293,415		158,590

Operating loss	(11,417)	(34,131)	(66,895)	(119,131)		(35,223)
Net interest expense	(14,274)	(17,174)	(34,643)	(21,687)		(22,854)
Net other (expense) income	(64)	(90)	(30)	(62)		53

Total other expenses	(14,338)	(17,264)	(34,673)	(21,749)		(22,801)

Loss before reorganization items, net	(25,755)	(51,395)	(101,568)	(140,880)		(58,024)
Reorganization items, net	(68)	461	495	(2,787)		(317,075)	(1)

Net Loss	$(25,823)	$(50,934)	$(101,073)	$(143,667)		$(375,099)

Loss per Class A and Class B common share:
Basic(2)	$(0.93)	$(4.55)	$(8.64)	$(14.20	)(3)	$(3.08	)(4)
Diluted(2)	$(0.93)	$(4.55)	$(8.64)	$(14.20	)(3)	$(3.08	)(4)
Weighted-average shares outstanding—basic:
Class A	11,270,196	11,205,245	11,237,987	10,118,648		121,705,048
Class B	16,396,170	n/a	588,957	n/a		n/a
Weighted-average shares outstanding—diluted:
Class A(5)	27,666,366	11,205,245	11,826,944	10,118,648		121,705,048
Class B	16,396,170	n/a	588,957	n/a		n/a

(1)
"Reorganization items, net" for Predecessor period from January 1, 2012 through May 17, 2012 includes fresh-start adjustments and reorganization adjustments of $268.8 million, professional fees of $32.3 million, and write-off of deferred financing costs associated with liabilities subject to compromise of $14.8 million. See Note 2 (Chapter 11 Reorganization) to the consolidated financial statements for the year ended December 31, 2013 included elsewhere in this prospectus for more details.

(2)
The common shares during the year ended December 31, 2013, the period from May 18, 2012 through December 31, 2012, and the period from January 1, 2012 through May 17, 2012 were reclassified as Class A shares on December 12, 2013 which is reflected retrospectively herein. See "Related Party Transactions—December 2013 Class B Financing" for more details. Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the factors affecting comparability across the periods.

(3)
Loss per common share—Basic and Diluted were both negatively impacted by Goodwill impairment of $8.80 per share and by Reorganization items of $0.28 per share for a total of $9.08 per share for the period from May 18, 2012 to December 31, 2012.

(4)
Loss per common share—Basic and Diluted were both negatively impacted by Reorganization items of $2.61 per share for the period from May 1, 2012 through May 17, 2012.

(5)
Weighted-average shares outstanding—diluted—Class A gives effect to the conversion of the outstanding Class A Shares into Class B Shares on a 1:1 basis. Accordingly, Class A amounts represent the total number of our outstanding common shares on a fully-diluted basis.

(dollars in thousands)	June 30, 2014	December 31, 2013	December 31, 2012
Balance Sheet Data, at end of period / year:
Cash and cash equivalents	$182,550	$97,707	$28,921
Total current assets	281,011	200,688	81,418
Vessels, net of accumulated depreciation	834,363	873,435	932,887
Total assets	1,401,064	1,122,934	1,074,962
Current liabilities	64,769	79,508	40,766
Total long-term debt	798,202	677,632	774,902
Total liabilities	863,108	757,244	815,707
Shareholders' equity	537,956	365,690	259,255

	Successor				Predecessor
				Period from May 18, 2012 through December 31, 2012	Period from January 1, 2012 through May 17, 2012
	Six months ended

	June 30, 2014	June 30, 2013	Year ended December 31, 2013

(dollars in thousands)
Cash Flow Data:
Net cash used in operating activities	$(4,086)	$(24,464)	$(40,472)	$(29,901)	$(47,038)
Net cash provided by (used in) investing activities	(226,151)	(1,453)	4,302	4,683	5,755
Net cash provided by financing activities	314,950	13,745	104,901	21,325	63,857

	Successor				Predecessor
				Period from May 18, 2012 through December 31, 2012	Period from January 1, 2012 through May 17, 2012
	Six months ended

	June 30, 2014	June 30, 2013	Year ended December 31, 2013
(dollars in thousands except fleet data and daily results)

Fleet Data:
Total number of vessels at end of year/period	26	28	27	30	33
Average number of vessels(1)	26.2	28.0	27.8	29.2	33.0
Total operating days for fleet(2)	4,390	4,822	9,778	6,424	4,138
Total time charter days for fleet	218	1,036	1,269	2,928	2,181
Total spot market days for fleet	4,172	3,786	8,509	3,496	1,957
Total calendar days for fleet(3)	4,749	5,068	10,145	6,655	4,551
Fleet utilization(4)	92.4%	95.1%	96.4%	96.5%	90.9%
Average Daily Results:
Time charter equivalent(5)	$18,163	$9,631	$9,889	$11,148	$13,686
VLCC	19,149	10,834	10,244	14,682	22,100
Suezmax	16,807	9,705	10,828	9,962	13,511
Aframax	22,583	8,791	9,569	9,015	10,267
Panamax	17,077	7,535	5,504	11,242	6,843
Handymax	8,900	8,958	6,879	12,398	9,335
Direct vessel operating expenses(6)	9,096	9,112	8,901	8,426	8,853
General and administrative expenses(7)	2,479	2,170	2,150	2,125	2,590
Total vessel operating expenses(8)	11,575	11,282	11,051	10,551	11,443
Other Data:
EBITDA(9)	$11,127	$(11,043)	$(20,527)	$(93,684)	$(317,415)
Adjusted EBITDA(9)	$24,700	$(10,817)	$(15,454)	$504	$866

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during the period divided by the number of calendar days in that period.

(2)
Total operating days for fleet are the total days our vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydockings or special or intermediate surveys.

(3)
Total calendar days for fleet are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4)
Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by total calendar days for fleet for the relevant period.

(5)
Time Charter Equivalent, or "TCE," is a measure of the average daily revenue performance of a vessel. We calculate TCE by dividing net voyage revenue by total operating days for fleet. Net voyage revenues are voyage revenues minus voyage expenses. We evaluate our performance using net voyage revenues. We believe that presenting voyage revenues, net of voyage expenses, neutralizes the variability created by unique costs associated with particular voyages or deployment of vessels on time charter or on the spot market and presents a more accurate representation of the revenues generated by our vessels.

(6)
Direct vessel operating expenses, which is also referred to as "direct vessel expenses" or "DVOE," include crew costs, provisions, deck and engine stores, lubricating oil, insurance and maintenance and repairs incurred during the relevant period. Daily DVOE is calculated by dividing DVOE by the total calendar days for fleet for the relevant period.

(7)
Daily general and administrative expense is calculated by dividing general and administrative expenses by total calendar days for fleet for the relevant time period.

(8)
Total Vessel Operating Expenses, or "TVOE," is a measurement of our total expenses associated with operating our vessels. Daily TVOE is the sum of daily direct vessel operating expenses, and daily general and administrative expenses.

(9)
EBITDA represents net income (loss) plus net interest expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash items and one-time items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are included in this prospectus because they are used by management and certain investors as measures of operating performance. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. Our management uses EBITDA and Adjusted EBITDA as performance measures and they are also presented for review at our board meetings. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America (GAAP), and should not be considered as alternatives to net income, operating income, cash flow from operating activity or any other indicator of a company's operating performance or liquidity required by GAAP. The definitions of EBITDA and Adjusted EBITDA used here may not be comparable to those used by other companies. These definitions are also not the same as the definition of EBITDA and Adjusted EBITDA used in the financial covenants in our debt instruments. Set forth below is the EBITDA and Adjusted EBITDA reconciliation.

	Successor				Predecessor
				Period from May 18, 2012 through December 31, 2012	Period from January 1, 2012 through May 17, 2012
	Six months ended

	June 30, 2014	June 30, 2013	Year ended December 31, 2013

(dollars in thousands)
Net loss	$(25,823)	$(50,934)	$(101,073)	$(143,667)	$(375,099)
Interest expense	14,274	17,174	34,643	21,687	22,854
Depreciation and amortization	22,676	22,717	45,903	28,296	34,830

EBITDA	11,127	(11,043)	(20,527)	(93,684)	(317,415)
Adjustments
Loss on disposal of vessels and vessel equipment	1,735	687	2,452	2,375	1,206
Reorganization items	68	(461)	(495)	2,787	317,075
Goodwill impairment	1,249	—	1,068	89,026	—
Vessel impairment	6,300	—	2,048	—	—
Closing of Portugal office	4,221	—	—	—	—

Adjusted EBITDA	$24,700	$(10,817)	$(15,454)	$504	$866

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following is a discussion of our financial condition as of December 31, 2013 and 2012, and our results of operations for the year ended December 31, 2013, the period from May 18, 2012 to December 31, 2012, the period from January 1, 2012 to May 17, 2012, and the six month periods ended June 30, 2014 and 2013. You should read this section together with the consolidated financial statements included elsewhere in this prospectus, including the notes to those financial statements, for the periods mentioned above. This discussion contains forward-looking statements that are based on management's current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements due to a number of factors, including those we describe under "Risk Factors" and elsewhere in this prospectus.

General

        We are a leading provider of international seaborne crude oil services, with a fleet of 32 double-hulled vessels, including seven newbuildings. Our fleet on the water consists of 7 VLCCs, 11 Suezmax vessels, 4 Aframax vessels, 2 Panamax vessels and 1 Handymax product carrier, with an aggregate carrying capacity of 4.5mm DWT as of September 30, 2014. In addition, in March 2014, we acquired contracts for seven "eco" VLCC newbuildings, which are expected to increase our fleet capacity by 46% to 6.6mm DWT. These VLCC newbuildings will be equipped with advanced, fuel-saving "eco" technology. Our VLCC newbuildings are being constructed at reputable shipyards in South Korea, with expected deliveries from August 2015 through August 2016.

        On November 17, 2011 we and substantially all of our subsidiaries (with the exception of those in Portugal, Russia and Singapore, as well as certain inactive subsidiaries), filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code under Case No. 11-15285 (MG), which we refer to as the "Chapter 11 cases." Six months later on May 17, 2012, which we refer to as the "effective date," we completed our financial restructuring and emerged from Chapter 11. For more information on our Chapter 11 reorganization, see "Business—Chapter 11 Reorganization."

        Non-U.S. operations accounted for a majority of our revenues and results of operations. Vessels regularly move between countries in international waters, over hundreds of trade routes. It is therefore impractical to assign revenues, earnings or assets from the transportation of international seaborne crude oil and petroleum products by geographical area. Each of our vessels serves the same type of customer, has similar operations and maintenance requirements, operates in the same regulatory environment, and is subject to similar economic characteristics. Based on this, we have determined that we operate in one reportable segment, the transportation of crude oil and petroleum products with our fleet of vessels.

Spot and Time Charter Deployment

        We seek to employ our vessels with reputable and creditworthy customers to maximize fleet utilization and earnings upside through spot market related employment, pool agreements and time charters in a manner that maximizes long-term cash flow, taking into account fluctuations in freight rates in the market and our own views on the direction of those rates in the future. Currently, 24 of our 25 vessels are employed in the spot market (either directly or through the Unique Tankers pool) or on short-term time charters, given our expectation of near- to medium-term increases in charter rates.

        A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A time charter is generally a contract to charter a vessel for a fixed period of time at a set daily or monthly rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs. Vessels operating on time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in tanker rates although we are exposed to the risk of declining tanker rates and lower utilization. Pools generally consist of a number of vessels which may be owned by a number of different ship owners which operate as an integrated transportation system. Pools typically employ experienced commercial charterers and operators who have close working relationships with customers and brokers while technical management is typically the responsibility of each ship owner. Under pool arrangements, vessels typically enter the pool under a time charter agreement whereby the cost of bunkers and port expenses are borne by the charterer (i.e. the pool) and operating costs, including crews, maintenance and insurance are typically paid by the owner of the vessel. Pools, in return, typically negotiate charters with customers primarily in the spot market. All of the vessels currently deployed in the Unique Tankers pool are owned by our subsidiaries and are deployed on spot market voyages. Since the members of a pool typically share in the revenue generated by the entire group of vessels in the pool, and since pools operate primarily in the spot market, the revenue earned by vessels placed in spot market related pools is subject to the fluctuations of the spot market and the ability of the pool manager to effectively charter its fleet. See "Business—Unique Tankers Pool" for information regarding the Unique Tankers pool. We believe that vessel pools can provide cost-effective commercial management activities for a group of similar class vessels and potentially result in lower waiting times. See "Business—Our Business Strategy" for more information on what we believe to be certain advantages of the Unique Tankers pool. We are constantly evaluating opportunities to increase the number of our vessels deployed on time charters, but only expect to enter into additional time charters if we can obtain contract terms that satisfy our criteria. We may also consider deploying our vessels on time charter for customers to use as floating storage. We believe that historically, during certain periods of higher charter rates, we benefited from greater cash flow stability through the use of time charters for part of our fleet, while maintaining the flexibility to benefit from improvements in market rates by deploying the balance of our vessels in the spot market. We may utilize a similar strategy to the extent that charter rates rise.

Net Voyage Revenues as Performance Measure

        We evaluate performance using net voyage revenues. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage. Consequently, spot charter rates are generally higher than time charter rates to allow spot charter vessel owners the ability to recoup voyage expenses. Voyage expenses typically are paid by the charterer when a vessel is under a time charter and by the vessel owner when a vessel is under a spot charter. We believe that utilizing net voyage revenues neutralizes the variability created by unique costs associated with particular voyages or the manner in which vessels are deployed and presents a more accurate representation of the revenues generated by our vessels on a comparable basis whether on spot or time charters.

        Our voyage revenues are recognized ratably over the duration of the spot market voyages and the lives of the time charters, while direct vessel operating expenses are recognized when incurred. We recognize the revenues of time charters that contain rate escalation schedules at the average rate during the life of the contract. Sixteen of our vessels are currently chartered into the Unique Tankers pool. The Company is currently the sole vessel owner in the Unique Tankers pool, and all the vessels in the Unique Tankers pool have been chartered on the spot voyage market. We generally recognize revenue from these pool arrangements based on our portion of the net distributions reported by the relevant pool, which represents the net voyage revenue of the pool after pool manager fees. However, since all vessels in the Unique Tankers pool are currently owned by us and since Unique Tankers LLC is one of our wholly owned subsidiaries, we currently recognize revenues from the Unique Tankers pool based upon the percentage of voyage completion.

        We calculate time charter equivalent, or "TCE," rates by dividing net voyage revenue by total operating days for fleet for the relevant time period. Total operating days for fleet are the total number of days our vessels are in our possession for the relevant period net of off hire days associated with major repairs, drydocking or special or intermediate surveys. We also generate demurrage revenue, which represents fees charged to charterers associated with our spot market voyages when the charterer exceeds the agreed upon time required to load or discharge a cargo. We calculate daily DVOE and daily general and administrative expenses for the relevant period by dividing the total expenses by the aggregate number of calendar days that the vessels are in our possession for the period including offhire days associated with major repairs, drydockings or special or intermediate surveys.

        The following table shows the calculation of net voyage revenues for the six months ended June 30, 2014 and 2013, the year ended December 31, 2013, the period from May 18, 2012 through December 31, 2012, the period from January 1, 2012 through May 17, 2012 and our 2012 results on a combined basis. See "Results of Operations—Supplemental Combined Information" for a discussed of the combined results for 2012.

	Successor				Predecessor	Combined
	Six months ended			Period from May 18, 2012 through December 31, 2012	Period from January 1, 2012 through May 17, 2012

			Year ended December 31, 2013			Year ended December 31, 2012
	June 30, 2014	June 30, 2013

(dollars in thousands)
Voyage revenues	$206,607	$161,840	$356,669	$174,284	$123,367	$297,651
Voyage expenses	126,875	115,390	259,982	102,671	66,739	169,410

Net voyage revenues	$79,732	$46,450	$96,687	$71,613	$56,628	$128,241

Results of Operations

  Supplemental Combined Information

        The historical financial information has been derived from the financial statements and accounting records of General Maritime Corporation ("Successor") for periods on and after May 18, 2012, and from the financial statements and accounting records of General Maritime Corporation ("Predecessor") for the period from January 1, 2012 through May 17, 2012. For purposes of presenting a comparison of our 2013 results to 2012, we also at times supplementally present our combined 2012 results as the mathematical addition of the Predecessor and Successor periods during 2012. This approach is not consistent with U.S. GAAP due to the different bases of accounting used in preparing the Predecessor and Successor financial statements. We believe, however, that this presentation provides meaningful additional information about our results of operations for the year ended December 31, 2012 and other trends in our business.

        The following table shows our 2012 results including on a combined basis.

  Statement of Operations—Predecessor and Successor periods in 2012

	Successor	Predecessor	Combined
		Period from January 1, 2012 through May 17, 2012
	Period from May 18, 2012 through December 31, 2012		Year ended December 31, 2012

(dollars in thousands)
Voyage revenues	$174,284	$123,367	$297,651

Voyage expenses	102,671	66,739	169,410
Direct vessel operating expenses	56,073	40,292	96,365
Bareboat lease expense	832	3,726	4,558
General and administrative expenses	14,142	11,797	25,939
Depreciation and amortization	28,296	34,830	63,126
Goodwill impairment	89,026	—	89,026
Loss on disposal of vessels and vessel equipment	2,375	1,206	3,581

Total operating expenses	293,415	158,590	452,005

Operating loss	(119,131)	(35,223)	(154,354)
Net interest expense	(21,687)	(22,854)	(44,541)
Net other (expense) income	(62)	53	(9)

Total other expenses	(21,749)	(22,801)	(44,550)

Loss before reorganization items, net	(140,880)	(58,024)	(198,904)
Reorganization items, net	(2,787)	(317,075)	(319,862)

Net Loss	$(143,667)	$(375,099)	$(518,766)

  Six Months Ended June 30, 2014 Compared to the Six Months Ended June 30, 2013

        Voyage revenues.    Voyage revenues increased by $44.8 million, or 27.7%, to $206.6 million for the six months ended June 30, 2014 compared to $161.8 million for the prior year period. The increase was primarily attributable to the increase in spot market revenues by $54.3 million, or 36.5%, to $202.4 million for the six month ended June 30, 2014 compared to $148.1 million for the prior year period, which was driven by increased spot charter rates during the period as well as an increase in the number of days our vessels operated on the spot market. The number of days our vessels operated on the spot market increased by 386 days, or 10.2%, to 4,172 days for the six months ended June 30, 2014 compared to 3,786 days for the prior year period as more vessels entered the Unique Tankers pool and operated under spot charters during the period.

        Our time charter voyage revenues decreased by $9.5 million, or 68.9%, to $4.2 million for the six months ended June 30, 2014 compared to $13.7 million for the prior year period. The decrease in time charter revenue was primarily due to the decrease in time charter days by 818 days, or 79.0%, to 218 days for the six months ended June 30, 2014 compared to 1,036 days for the prior year period, as the Company put more vessels into the spot market. Partially offsetting the effect of the decrease in time charter days, the Company's time charter TCE rate increased by $3,746, or 25.5%, to $18,449 for the six months ended June 30, 2014 compared to $14,703 for the prior year period, due to our vessels being on higher rate time charters for the six months ended June 30, 2014 compared to the prior year period.

        Voyage revenues was also affected by a decrease in our total operating days for fleet of 432 days, or 9.0%, to 4,390 days for the six months ended June 30, 2014 compared to 4,822 days for the prior year period, attributable to the decrease in both our fleet size and fleet utilization during the period due to an above average number of scheduled drydockings. The average size of our fleet decreased by 1.8 vessels, or 6.4%, to 26.2 vessels (4.2 Aframax, 12.0 Suezmax, 7.0 VLCC, 2.0 Panamax, and 1.0 Handymax) for the six months ended June 30, 2014 compared to 28.0 vessels (6.0 Aframax, 12.0 Suezmax, 7.0 VLCC, 2.0 Panamax, and 1.0 Handymax) for the prior year period. The decrease in our fleet size reflects the sale of two Aframax vessels in October 2013 and February 2014, respectively. Our fleet utilization decreased by 2.8%, to 92.4% for the six months ended June 30, 2014 compared to 95.1% for the prior year period, primarily attributable to more off-hire days for scheduled drydock during the six months ended June 30, 2014 compared to the prior year period.

        Voyage expenses.    Voyage expenses increased by $11.5 million, or 10.0%, to $126.9 million for the six months ended June 30, 2014 compared to $115.4 million for the prior year period. The increase in the voyage expenses was primarily due to the 10.2% increase in spot market days discussed above.

        Fuel costs, which represent the largest component of voyage expenses, increased by $11.3 million, or 12.8%, to $99.9 million for the six months ended June 30, 2014 compared to $88.6 million for the prior year period. The increase in fuel costs was primarily due to the 10.2% increase in spot market days discussed above, and also attributable to the increase in the fuel cost per spot market day during the period of $551, or 2.4%, to $23,943 for the six months ended June 30, 2014 compared to $23,392 for the prior year period. This increase in the fuel cost per spot market day was primarily due to the larger vessels in our fleet coming off time charter and into the spot market during the six months ended June 30, 2014 compared to the prior year period, as larger vessels consume significantly more fuel than our smaller vessels. The increase in voyage expenses was partially offset by a decrease in port costs. Port costs, which can vary depending on the geographic regions in which the vessels operate and their trading patterns, decreased by $2.5 million, or 11.6%, to $19.0 million for the six months ended June 30, 2014 compared to $21.5 million for the prior year period. The decrease in port costs, which occurred despite the 10.2% increase in spot market days discussed above, was primarily due to a decrease in port costs per spot market day by $1,120, or 19.7%, to $4,553 for the six months ended June 30, 2014 compared to $5,673 for the prior year period.

        Net voyage revenues.    Net voyage revenues, which are voyage revenues minus voyage expenses, increased by $33.2 million, or 71.7%, to $79.7 million for the six months ended June 30, 2014 compared to $46.5 million for the prior year period. The increase in net voyage revenues was primarily attributable to higher spot charter and time charter TCE rates, primarily resulting from a higher charter rate environment, earned during the six months ended June 30, 2014 compared to the prior year period. Our average TCE rate increased by $8,532, or 88.6%, to $18,163 for the six months ended June 30, 2014 compared to $9,631 for the prior year period. The Company's spot market TCE rate increased by $9,904, or 120.1%, to $18,148 for the six months ended June 30, 2014 compared to $8,244 for the prior year period; while the Company's time charter TCE rate increased by $3,746, or 25.5%, to $18,449 for the six months ended June 30, 2014 compared to $14,703 for the prior year period. The number of our vessels engaged in time charter voyages decreased to two vessels as of June 30, 2014 compared to six vessels as of June 30, 2013). These increases in TCE rates were partially offset by the 9% decrease in the Company's total operating days for fleet discussed above.

        The following is additional data pertaining to net voyage revenues:

	Six months ended June 30,
			Increase (Decrease)	% Change
	2014	2013
	(dollars in thousands)
Net voyage revenue
Time charter:
VLCC	$—	$8,347	$(8,347)	n/a
Suezmax	4,017	5,359	(1,342)	(25.0)
Aframax	—	—	—	n/a
Panamax	—	329	(329)	n/a
Handymax	—	1,198	(1,198)	n/a

Total	4,017	15,233	(11,216)

Spot charter:
VLCC	23,808	5,277	18,531	351.2
Suezmax	30,273	14,898	15,375	103.2
Aframax	16,615	8,221	8,394	102.1
Panamax	3,596	2,398	1,198	50.0
Handymax	1,423	423	1,000	236.4

Total	75,715	31,217	44,498

Total Net Voyage Revenue	$79,732	$46,450	$33,282	71.7

Vessel operating days:
Time charter:
VLCC	—	557	(557)	n/a
Suezmax	218	322	(104)	(32.3)
Aframax	—	—	—	n/a
Panamax	—	34	(34)	n/a
Handymax	—	123	(123)	n/a

Total	218	1,036	(818)

Spot charter:
VLCC	1,243	700	543	77.6
Suezmax	1,823	1,765	58	3.3
Aframax	736	935	(199)	(21.3)
Panamax	211	328	(117)	(35.8)
Handymax	160	58	102	175.7

Total	4,172	3,786	386

Total Operating Days for Fleet	4,390	4,822	(432)	(9.0)

Total Calendar Days for Fleet	4,749	5,068	(319)	(6.3)

Fleet Utilization	92.4%	95.1%	n/a	(2.8)

Average Number Of Vessels	26.2	28.0	(1.8)	(6.4)

	Six months ended June 30,
			Increase (Decrease)	% Change
	2014	2013
	(dollars in thousands)
Time Charter Equivalent (TCE):
Time charter:
VLCC	$—	$14,983	$(14,983)	n/a
Suezmax	18,449	16,656	1,793	10.8
Aframax	—	—	—	n/a
Panamax	—	9,735	(9,735)	n/a
Handymax	—	9,711	(9,711)	n/a

Combined	18,449	14,703	3,746	25.5
Spot charter:
VLCC	19,149	7,534	11,615	154.2
Suezmax	16,610	8,439	8,171	96.8
Aframax	22,583	8,791	13,792	156.9
Panamax	17,077	7,308	9,769	133.7
Handymax	8,900	7,348	1,552	21.1
Combined	18,148	8,244	9,904	120.1

Fleet TCE	$18,163	$9,631	$8,532	88.6
        Direct Vessel Operating Expenses.    Direct vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs decreased by $3.0 million, or 6.5%, to $43.2 million for the six months ended June 30, 2014 compared to $46.2 million for the prior year period. This decrease in direct vessel operating expenses primarily related to the 6.4% decrease in the size of our fleet discussed above for the six months ended June 30, 2014 compared to the prior year period. On a daily basis, direct vessel operating expenses per vessel remained relatively stable as the number decreased slightly by $16, or 0.2%, to $9,096 for the six months ended June 30, 2014 compared to $9,112 for the prior year period.

        General and Administrative Expenses.    General and administrative expenses increased by $0.8 million, or 7.1%, to $11.8 million for the six months ended June 30, 2014 compared to $11.0 million for the prior year period. Contributing to this increase was an increase of $1.2 million in legal fees during the six months ended June 30, 2014 as compared to the prior year period. This increase was partially offset by a decrease of $0.8 million in bad-debt provision during the six months ended June 30, 2014 as compared to the prior year period.

        We are a private company and are not currently required to prepare or file periodic and other reports with the SEC or to comply with federal securities laws applicable to public companies, including the Sarbanes-Oxley Act of 2002. Following this offering, we expect to implement additional corporate governance and communication practices with respect to disclosure controls, internal control over financial reporting, and other reporting obligations. Compliance will require significant time and resources from management and is expected to increase our legal, insurance and accounting costs.

        Depreciation and Amortization.    Depreciation and amortization, which includes depreciation of vessels as well as amortization of drydock and special survey costs, was relatively comparable at $22.7 million for the six months ended June 30, 2014 and 2013. Vessel depreciation decreased $0.7 million and amortization of drydocking costs increased $0.5 million during the six months ended June 30, 2014 compared to the prior year period. The decrease in vessel depreciation was primarily due to the 6.4% decrease in the average size of our fleet discussed above for the six months ended June 30, 2014 compared to the prior year period. The increase in the amortization of drydocking costs was primarily due to additional drydocking costs incurred during the period from July 1, 2013 to June 30, 2014.

        Vessel Impairment and Goodwill Impairment.    As of June 30, 2014, the Company classified one Suezmax vessel as held for sale, as the sale had been approved and the vessel was being marketed at that time. The vessel was subsequently sold in July 2014. This vessel was written down to its fair value, less cost to sell, as determined by the contract to sell this vessel which was finalized in June 2014, and was reclassified as a current asset. As a result, loss on impairment of vessel was $6.3 million for the six months ended June 30, 2014. Goodwill associated with the vessel's reporting unit of $1.2 million was also written-off during the six months ended June 30, 2014. For more information, see "—Critical Accounting Policies—Goodwill" below.

        Loss (Gain) on Sale of Vessels and Equipment.    During the six months ended June 30, 2014 and 2013, the Company incurred losses associated with the disposal of vessels and certain vessel equipment of $1.7 million (including the loss on sale of an Aframax vessel of $0.4 million) and $0.7 million, respectively.

        Closing of Portugal Office.    The Company announced the closing of its Portugal office in April 2014 and commenced the change of management of the vessels managed by the Portugal office in May 2014. For the six months ended June 30, 2014, costs incurred associated with the closing of the Portugal office amounted to $4.2 million (primarily related to severance costs of $4.1 million) and are included in Closing of Portugal office on the consolidated statement of operations. The Company expects additional severance costs associated with the closing of its Portugal office of approximately $0.7 million for the period from July 1, 2014 to December 31, 2014.

        Net Interest Expense.    Net interest expense decreased by $2.9 million, or 16.9%, to $14.3 million for the six months ended June 30, 2014 compared to $17.2 million for the prior year period. The decrease was primarily due to a reduction in interest expense relating to our weighted average debt balance decreasing by $72.3 million, or 9.3%, to $706.1 million for the six months ended June 30, 2014 compared to $778.4 million for the prior year period primarily as a result of our repayment of $71.4 million under our $508M credit facility and $32.2 million under our $273M credit facility during the period from July 1, 2013 to June 30, 2014. In addition, during the six months ended June 30, 2014, the Company capitalized as construction in progress $2.4 million of interest expense associated with vessel construction.

      Successor year ended December 31, 2013 compared to Successor period from May 18, 2012 to December 31, 2012 and Predecessor period from January 1, 2012 to May 17, 2012

        The historical financial information used in these comparisons has been derived from the financial statements and accounting records of General Maritime Corporation ("Successor") for periods on and after May 18, 2012, and from the financial statements and accounting records of General Maritime Corporation ("Predecessor") for the period from January 1, 2012 through May 17, 2012. As discussed in Note 1 and Note 2 to the financial statements for the years ended December 31, 2013 and 2012 included in this prospectus, the financial statements for the Successor have been prepared in conformity with ASC 852—Reorganizations, as a new entity with assets, liabilities, and a capital structure having carrying values not comparable with prior periods. Accordingly the 2013 and 2012 periods lack comparability.

        The numbers of days for the periods under comparison are different—365 days for the year ended December 31, 2013, 228 days for the period from May 18, 2012 to December 31, 2012 and 138 days for the period from January 1, 2012 to May 17, 2012. As a result, the Company believes that the comparisons are most meaningful on a calendar day basis in some of the discussions below. In calculating amounts on a calendar day basis (also described as results "per calendar day"), the results for the period are divided by the number of calendar days in such period.

	Successor				Predecessor

	Year ended December 31, 2013		Period from May 18, 2012 through December 31, 2012		Period from January 1, 2012 through May 17, 2012		Change % on a calendar day basis

	$ in millions	per calendar day*	$ in millions	per calendar day*	$ in millions	per calendar day*	Change- Successor	Change- Predecessor
Voyage revenues	$356.7	$977,175	$174.3	$764,405	$123.4	$893,965	27.8	9.3
Spot charter revenues	340.5	932,886	131.0	574,492	85.3	618,039	62.4	50.9
Time charter revenues	16.2	44,289	43.3	189,912	38.1	275,925	(76.7)	(83.9)
Voyage expenses	260.0	712,278	102.7	450,311	66.7	483,616	58.2	47.3
Fuel costs	195.4	535,288	79.1	346,780	52.0	376,794	54.4	42.1
Port costs	50.9	139,484	18.6	81,761	9.6	69,520	70.6	100.6
Net voyage revenues	96.7	264,897	71.6	314,093	56.6	410,349	(15.7)	(35.4)
Direct vessel operating expenses	90.3	247,389	56.1	245,934	40.3	291,971	0.6	(15.3)
General and administrative expenses	21.8	59,764	14.1	62,026	11.8	85,486	(3.6)	(30.1)
Depreciation and amortization	45.9	125,762	28.3	124,105	34.8	252,391	1.3	(50.2)
Net interest expense	34.6	94,911	21.7	95,118	22.9	165,609	(0.2)	(42.7)

*
Numbers per calendar day are calculated based on the total calendar days of 365, 228, and 138 days for the year ended December 31, 2013, the period from May 18, 2012 to December 31, 2012, and the period from January 1, 2012 to May 17, 2012, respectively.

Change-Successor refers to the year ended December 31, 2013 compared to the period from May 18, 2012 to December 31, 2012.

Change-Predecessor refers to the year ended December 31, 2013 compared to the period from January 1, 2012 to May 17, 2012.

        Voyage revenues.    Voyage revenues were $356.7 million and $174.3 million for the year ended December 31, 2013 and the period from May 18, 2012 to December 31, 2012, respectively. Voyage revenues per calendar day increased by $212,770, or 27.8%, to $977,175 for the year ended December 31, 2013 compared to $764,405 for the period from May 18, 2012 to December 31, 2012, primarily due to the fact that we had a larger proportion of our fleet operating under spot charters during the year ended December 31, 2013 compared to the period from May 18, 2012 to December 31, 2012. For the year ended December 31, 2013, 87.0% of total operating days for fleet were associated with spot charters compared to 54.4% for the period from May 18, 2012 to December 31, 2012. Such increase in voyage revenues per calendar day was partially offset by a decrease in our average fleet size of 1.4 vessels, or 4.8%, to 27.8 vessels (5.8 Aframax, 12.0 Suezmax, 7.0 VLCC, 2.0 Panamax, 1.0 Handymax) for the year ended December 31, 2013 compared to 29.2 vessels (6.6 Aframax, 12.0 Suezmax, 7.0 VLCC, 2.0 Panamax, 1.6 Handymax) for the period from May 18, 2012 to December 31, 2012 as a result of termination of bareboat charters for chartered-in vessels and sales of vessels.

        Voyage revenues were $123.4 million for the period from January 1, 2012 to May 17, 2012. Voyage revenues per calendar day increased $83,210, or 9.3%, to $977,175 for the year ended December 31, 2013 compared to $893,965 for the period from January 1, 2012 to May 17, 2012, primarily due to the fact that we had a larger proportion of our fleet operating under spot charters during the year ended December 31, 2013 compared to the period from January 1, 2012 to May 17, 2012. For the year ended December 31, 2013, 87.0% of our total operating days for fleet were associated with spot charters compared to 47.3% for the period from January 1, 2012 to May 17, 2012. Such increase in voyage revenues was partially offset by a decrease in our average fleet size, with such decrease being partially offset by an increase in our fleet utilization during the year ended December 31, 2013 compared to the period from January 1, 2012 to May 17, 2012. Our average fleet size decreased by 5.2 vessels, or 15.8%, to 27.8 vessels for the year ended December 31, 2013 compared to 33.0 vessels (8.0 Aframax, 12.0 Suezmax, 7.0 VLCC, 2.0 Panamax, 4.0 Handymax) for the period from January 1, 2012 to May 17, 2012 as a result of termination of bareboat charters for chartered-in vessels and sales of vessels. Our fleet utilization increased 5.5% to 96.4% for the year ended December 31, 2013 compared to 90.9% for the period from January 1, 2012 to May 17, 2012 primarily due to fewer off-hire days.

        Voyage expenses.    Voyage expenses were $260.0 million and $102.7 million for the year ended December 31, 2013 and the period from May 18, 2012 to December 31, 2012, respectively. Voyage expenses per calendar day increased $261,967, or 58.2%, to $712,278 for the year ended December 31,

2013 compared to $450,311 for the period from May 18, 2012 to December 31, 2012. The increase in voyage expenses was primarily attributable to the fact that we had a larger proportion of our fleet operating under spot charters during the year ended December 31, 2013 compared to the period from May 18, 2012 to December 31, 2012 as discussed above. Also contributing to the increase in the voyage expenses per calendar day was the increase in the port costs per spot market day of $651, or 12.2%, to $5,983 for the year ended December 31, 2013 compared to $5,332 for the period from May 18, 2012 to December 31, 2012. Our port costs per spot market day vary depending on the geographic regions in which the vessels operate and their trading patterns.

        Voyage expenses were $66.7 million for the period from January 1, 2012 to May 17, 2012. Voyage expenses per calendar day increased $228,662, or 47.3%, to $712,278 for the year ended December 31, 2013 compared to $483,616 for the period from January 1, 2012 to May 17, 2012. The increase in voyage expenses was primarily attributable to the fact that we had a larger proportion of our fleet operating under spot charters during the year ended December 31, 2013 compared to the period from May 1, 2012 to May 17, 2012 as discussed above. Also contributing to the increase in voyage expenses per calendar day was the increase in the port costs per spot market day of $1,080, or 22.0%, to $5,983 for the year ended December 31, 2013 compared to $4,903 for the period from January 1, 2012 to May 17, 2012. The increase in voyage expenses was partially offset by the lower fuel prices during the year ended December 31, 2013 compared to the period from January 1, 2012 to May 17, 2012, which contributed to our fuel costs per spot market day decreasing by $3,610, or 13.6%, to $22,962 for the year ended December 31, 2013 compared to $26,572 for the period from January 1, 2012 to May 17, 2012.

        Net voyage revenues.    Net voyage revenues were $96.7 million and $71.6 million for the year ended December 31, 2013 and the period from May 18, 2012 to December 31, 2012, respectively. Net voyage revenues per calendar day decreased $49,196, or 15.7%, to $264,897 for the year ended December 31, 2013 compared to $314,093 for the period from May 18, 2012 to December 31, 2012, primarily due to the decrease in our fleet TCE rate (including time charters and spot charters) of $1,259, or 11.3%, to $9,889 for the year ended December 31, 2013 compared to $11,148 for the period from May 18, 2012 to December 31, 2012. The decrease in fleet TCE was primarily due to the fact that a larger proportion of our fleet was operating under spot charters for the year ended December 31, 2013 compared to the period from May 18, 2012 to December 31, 2012 as discussed above. Our spot charter TCE rates were $9,529 and $8,529 for the year ended December 31, 2013 and the period from May 18, 2012 to December 31, 2012, respectively, compared to our time charter TCE rates of $12,305 and $14,275 for the year ended December 31, 2013 and the period from May 18, 2012 to December 31, 2012, respectively. Also contributing to the decrease in net voyage revenues was the 4.8% decrease in the average size of our fleet discussed above for the year ended December 31, 2013 compared to the period from May 18, 2012 to December 31, 2012.

        Net voyage revenues were $56.6 million for the period from January 1, 2012 to May 17, 2012. Net voyage revenues per calendar day decreased $145,452, or 35.4%, to $264,897 for the year ended December 31, 2013 compared to $410,349 for the period from January 1, 2012 to May 17, 2012, primarily due to the decrease in our fleet TCE rate by $3,797, or 27.7%, to $9,889 for the year ended December 31, 2013 compared to $13,686 for the period from January 1, 2012 to May 17, 2012. The decrease in fleet TCE was primarily due to the fact that a larger proportion of our fleet was operating under spot charters for the year ended December 31, 2013 compared to the period from January 1, 2012 to May 17, 2012 as discussed above. Our spot charter TCE rates were $9,529 and $11,046 for the year ended December 31, 2013 and the period from January 1, 2012 to May 17, 2012, respectively, compared to our time charter TCE rates of $12,305 and $16,054 for the year ended December 31, 2013 and the period from January 1, 2012 to May 17, 2012, respectively. Also contributing to the decrease in net voyage revenues was the 15.8% decrease in the average size of our fleet discussed above for the year ended December 31, 2013 compared to the period from January 1, 2012 to May 17, 2012. The decrease in net voyage revenues per calendar day was partially offset by an increase in vessel utilization of 5.5% to 96.4% for the year ended December 31, 2013 compared to 90.9% for the period from January 1, 2012 to May 17, 2012 primarily due to fewer off-hire days.

        The following is additional data pertaining to net voyage revenues:

	Successor		Predecessor	Combined
		Period from May 18, 2012 through December 31, 2012			Increase (Decrease) from combined 2012 to 2013
			Period from January 1, 2012 through May 17, 2012			% Change from combined 2012 to 2013
	Year ended December 31, 2013			Year ended December 31, 2012

(dollars in thousands)
Net voyage revenue:
Time charter:
VLCC	$4,463	$22,657	$19,036	$41,693	$(37,230)	(89.3)%
Suezmax	9,629	6,886	3,049	9,935	(306)	(3.1)
Aframax	—	2,823	6,459	9,282	(9,282)	n/a
Panamax	312	5,004	1,422	6,426	(6,114)	(95.1)
Handymax	1,204	4,422	5,046	9,468	(8,264)	(87.3)

Total	15,608	41,792	35,012	76,804	(61,196)

Spot charter:
VLCC	21,275	642	—	642	20,633	n/a
Suezmax	36,655	19,505	18,475	37,980	(1,325)	(3.5)
Aframax	18,136	9,674	3,141	12,815	5,321	41.5
Panamax	3,706	—	—	—	3,706	n/a
Handymax	1,307	—	—	—	1,307	n/a

Total	81,079	29,821	21,616	51,437	29,642

Total Net Voyage Revenue	$96,687	$71,613	$56,628	$128,241	$(31,554)	(24.6)

Vessel operating days:
Time charter:
VLCC	557	1,521	861	2,382	(1,825)	(76.6)
Suezmax	555	401	148	549	6	1.1
Aframax	—	205	423	628	(628)	n/a
Panamax	34	445	208	653	(619)	(94.8)
Handymax	123	356	541	897	(774)	(86.3)

Total	1,269	2,928	2,181	5,109	(3,840)

Spot charter:
VLCC	1,956	65	—	65	1,891	n/a
Suezmax	3,720	2,249	1,445	3,694	26	0.7
Aframax	1,895	1,182	512	1,694	201	11.9
Panamax	696	—	—	—	696	n/a
Handymax	242	—	—	—	242	n/a

Total	8,509	3,496	1,957	5,453	3,056

Total Operating Days for Fleet	9,778	6,424	4,138	10,562	(784)	(7.4)

Total Calendar Days for Fleet	10,145	6,655	4,551	11,206	(1,061)	(9.5)

Fleet Utilization	96.4%	96.5%	90.9%	94.3%	—	2.2

Average Number Of Vessels	27.8	29.2	33.0	30.6	(2.8)	(9.2)

Time Charter Equivalent (TCE):
Time charter:
VLCC	$8,013	$14,898	$22,100	$17,502	$(9,489)	(54.2)
Suezmax	17,368	17,193	20,536	18,093	(725)	(4.0)
Aframax	—	13,796	15,279	14,792	(14,792)	n/a
Panamax	9,170	11,242	6,843	9,842	(672)	(6.8)
Handymax	9,791	12,398	9,335	10,553	(762)	(7.2)
Combined	12,305	14,275	16,054	15,033	(2,728)	(18.1)
Spot charter:
VLCC	10,879	9,707	—	9,707	1,172	12.1
Suezmax	9,853	8,674	12,790	10,285	(515)	(5.0)
Aframax	9,569	8,187	6,131	7,566	2,003	26.5
Panamax	5,325	—	—	—	5,325	n/a
Handymax	5,401	—	—	—	5,401	n/a
Combined	9,529	8,529	11,046	9,433	96	1.0
Fleet TCE	9,889	11,148	13,686	12,142	(2,288)	(18.8)

        Direct Vessel Operating Expenses.    Direct vessel operating expenses were $90.3 million and $56.1 million for the year ended December 31, 2013 and the period from May 18, 2012 to December 31, 2012, respectively. Direct vessel operating expenses per calendar day (which, unlike daily DVOE (which is defined in note 7 to "Selected Historical Financial and Other Data"), is calculated by dividing direct vessel operating expenses by the number of calendar days in the period) increased by $1,455, or 0.6%, to $247,389 for the year ended December 31, 2013 compared to $245,934 for the period from May 18, 2012 to December 31, 2012, primarily due to the increase in our daily DVOE and was partially offset by the 4.8% decrease in the average size of our fleet discussed above. Our daily DVOE per vessel increased by $475, or 5.6%, to $8,901 for the year ended December 31, 2013 compared to $8,426 for the period from May 18, 2012 to December 31, 2012 primarily due to increased maintenance and insurance costs.

        Direct vessel operating expenses were $40.3 million for the period from January 1, 2012 to May 17, 2012. Direct vessel operating expenses per calendar day decreased by $44,582, or 15.3%, to $247,389 for the year ended December 31, 2013 compared to $291,971 for the period from January 1, 2012 to May 17, 2012, primarily due to the 15.8% decrease in the average size of our fleet discussed above.

        Bareboat Lease Expense.    Bareboat lease expense was $0 million, $0.8 million, and $3.7 million during the year ended December 31, 2013, the period from May 18, 2012 to December 31, 2012, and the period from January 1, 2012 to May 17, 2012, respectively. For the period from January 1, 2012 to May 17, 2012, it represents the straight-line lease expense of $9,000 per day relating to the bareboat charters for two vessels chartered-in by us commencing in January and February 2011, respectively. Because we rejected the bareboat leases pursuant to the Chapter 11 plan, only the daily cost of leasing the bareboat vessels of $6,500 was recorded from May 18, 2012 to December 31, 2012 and there was no such expense during the year ended December 31, 2013 as these vessels were redelivered in June and July 2012, respectively.

        General and Administrative Expenses.    General and administrative expenses were $21.8 million and $14.1 million for the year ended December 31, 2013 and the period from May 18, 2012 to December 31, 2012, respectively. General and administrative expenses per calendar day decreased by $2,262, or 3.6%, to $59,764 for the year ended December 31, 2013 compared to $62,026 for the period from May 18, 2012 to December 31, 2012. The decrease in the general and administrative expenses was primarily due to the decrease in the amortization of deferred stock compensation to $1.4 million for the year ended December 31, 2013 compared to $2.5 million for the period from May 18, 2012 to December 31, 2012 as a result of the departure of our former chief financial officer in February 2013. The decrease in general and administrative expenses was partially offset by a bad-debt provision of $1.4 million for the year ended December 31, 2013.

        General and administrative expenses were $11.8 million for the period from January 1, 2012 to May 17, 2012. General and administrative expenses per calendar day decreased by $25,722, or 30.1%, to $59,764 for the year ended December 31, 2013 compared to $85,486 for the period from January 1, 2012 to May 17, 2012, primarily due to a decrease in the amortization of stock compensation as well as a decrease in the legal fees. The amortization of deferred stock compensation decreased to $1.4 million for the year ended December 31, 2013 compared to $2.3 million for the period from January 1, 2012 to May 17, 2012 due to cancellation of the 2011 Stock Incentive Plan and the 2001 Stock Incentive Plan (and the related awards) concurrently with the adoption of the 2012 Equity Incentive Plan on the effective date. Legal expenses decreased to $1.0 million for the year ended December 31, 2013 compared to $1.6 million for the period from January 1, 2012 to May 17, 2012 due to higher legal fees associated with litigation prior to our emergence from bankruptcy. The decrease in general and administrative expenses is partially offset by a bad-debt provision of $1.4 million for the year ended December 31, 2013.

        Depreciation and Amortization.    Depreciation and amortization, which include depreciation of vessels as well as amortization of drydocking and special surveys, was $45.9 million and $28.3 million for the year ended December 31, 2013 and the period from May 18, 2012 to December 31, 2012, respectively. Depreciation and amortization per calendar day increased by $1,657, or 1.3%, to $125,762 for the year ended December 31, 2013 compared to $124,105 for the period from May 18, 2012 to December 31, 2012, primarily due to the increase in amortization of drydock costs to $1.1 million for the year ended December 31, 2013 compared to $0.2 million for the period from May 18, 2012 to December 31, 2012. The increase in amortization was partially offset by the decrease in vessel depreciation of $892 per calendar day, or 0.7%, to $120,811 per calendar day for the year ended December 31, 2013 compared to $121,703 per calendar day for the period from May 18, 2012 to December 31, 2012 as a result of the 4.8% decrease in fleet size discussed above.

        Depreciation and amortization was $34.8 million for the period from January 1, 2012 to May 17, 2012. Depreciation and amortization per calendar day decreased by $126,629, or 50.2%, to $125,762 for the year ended December 31, 2013 compared to $252,391 for the period from January 1, 2012 to May 17, 2012, primarily due to the decrease in vessel depreciation as a result of fresh-start accounting on the effective date under which the carrying values of our vessels were written down by $504 million to reflect their fair value as of that date. The resulting reduction in carrying value of the vessels as of May 17, 2012 had the effect of reducing depreciation expense for periods subsequent to that date. Also contributing to the decrease in vessel depreciation was the 15.8% decrease in the average size of our fleet discussed above. Accordingly, the vessel depreciation per calendar day decreased by $92,334, or 43.3%, to $120,811 for the year ended December 31, 2013 compared to $213,145 for the period from January 1, 2012 to May 17, 2012.

        Goodwill Impairment.    Goodwill was impaired during the period from May 18, 2012 to December 31, 2012, which resulted in a write-off of $89.0 million. Additionally, Goodwill associated with two Aframax vessels of $1.1 million was written-off during the year ended December 31, 2013 as a result of sales of these vessels. For more information, see "—Critical Accounting Policies—Goodwill" below.

        Loss on Impairment of Vessel.    During the year ended December 31, 2013, we recorded a loss on impairment of a vessel of $2.0 million, which included writing such vessel down to its fair value. The vessel was classified as held for sale in December 2013 and sold in February 2014. During the period from May 18, 2012 to December 31, 2012 and the period from January 1, 2012 to May 17, 2012, we did not record any loss on impairment of vessels.

        Loss on Disposal of Vessels and Vessel Equipment.    During the year ended December 31, 2013, the period from May 18, 2012 to December 31, 2012, and the period from January 1, 2012 to May 17, 2012, we incurred losses of $2.5 million, $2.4 million, and $1.2 million, respectively, associated with the disposal of vessels and vessel equipment.

        Net Interest Expense.    Net interest expense was $34.6 million and $21.7 million for the year ended December 31, 2013 and the period from May 18, 2012 to December 31, 2012. Net interest expense per calendar day decreased by $207, or 0.2%, to $94,911 for the year ended December 31, 2013 compared to $95,118 for the period from May 18, 2012 to December 31, 2012, primarily due to a decrease in weighted average outstanding debt to $775.1 million for the year ended December 31, 2013 compared to $779.4 million for the period from May 18, 2012 to December 31, 2012 primarily as a result of repayments of outstanding borrowings under our $508M credit facility upon the sales of vessels.

        Net interest expense was $22.9 million for the period from January 1, 2012 to May 17, 2012. Net interest expense per calendar day decreased by $70,698, or 42.7%, to $94,911 for the year ended December 31, 2013 compared to $165,609 for the period from January 1, 2012 to May 17, 2012. Interest expense relating to our senior secured credit facilities for the year ended December 31, 2013 was $33.7 million compared to $16.1 million for the period from January 1, 2012 to May 17, 2012, reflecting a decrease of 20.9% on a calendar day basis. Such decrease primarily reflected a lower debt level in 2013 primarily associated with the discharge of $142.9 million of indebtedness on May 17, 2012 when we emerged from Chapter 11. Our weighted average outstanding debt decreased by $139.6 million, or 15.3%, to $775.1 million for the year ended December 31, 2013 compared to $914.7 million for the period from January 1, 2012 to May 17, 2012. Deferred financing cost amortization was $0.2 million for the year ended December 31, 2013 compared to $4.0 million for the period from January 1, 2012 to May 17, 2012. The decrease in deferred financing cost amortization was primarily due to the adoption of fresh-start reporting on May 17, 2012, as then existing unamortized loan fees were written-off. Interest expense from our interest rate swap decreased to $81,000 during the year ended December 31, 2013 compared to $2.7 million for the period from January 1, 2012 to May 17, 2012, due to the expiration of an interest rate swap in September 2012 as well as the adoption of fresh-start reporting on May 17, 2012, whereupon we wrote off accumulated other comprehensive loss associated with our interest rate swaps, the amortization of which had the effect through that date of increasing interest expense from our interest rate swap.

        Reorganization Items, Net.    Reorganization items, net was $2.8 million for the period from May 18, 2012 to December 31, 2012, which was primarily comprised of $2.3 million related to professional fees. Reorganization items, net was $317.1 million for the period from January 1, 2012 to May 17, 2012, which was primarily comprised of $268.8 million related to fresh-start and reorganization adjustments, $32.3 million related to professional fees, and $14.8 million related to write-offs of deferred financing costs associated with liabilities subject to compromise.

Liquidity and Capital Resources

      Sources and Uses of Funds; Cash Management

        Since 2012, our principal sources of funds have been equity financings, issuance of long-term debt, long-term bank borrowings and sales of our older vessels. Our principal uses of funds have been capital expenditures for vessel acquisitions, maintenance of the quality of our vessels, compliance with international shipping standards and environmental laws and regulations, fund working capital requirements and repayments on outstanding loan facilities.

        Our practice has been to acquire vessels or newbuilding contracts using a combination of available cash, issuances of equity securities, bank debt secured by mortgages on our vessels and long-term debt securities. While we expect to use our operating cash flows and borrowings to fund acquisitions, if any, on a short-term basis, we also intend to review other debt and equity financing alternatives to fund such acquisitions. (See "Business—VLCC Newbuildings" and "Risk Factors—We do not currently have debt or other financing committed to fund a significant portion of our VLCC newbuildings and we may be liable for damages if we breach our obligations under the VLCC shipbuilding contracts" for our planned sources for funding the remaining installments payments due under the VLCC shipbuilding contracts and certain risks related thereto.) Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire vessels on favorable terms. We believe that our current cash balance as well as operating cash flows and future borrowings under our credit facilities (including the expected borrowings under the credit facility we intend to enter into to finance a portion of remaining installments under the VLCC shipbuilding contracts), together with the proceeds from this offering, will be sufficient to meet our liquidity needs for the next year. See "Business—VLCC Newbuildings" and "Risk Factors" for more information relating to VLCC shipbuilding contracts and certain risks related thereto.

      Recent Equity Issuances

        During the period from May 18, 2012 through December 11, 2013, we issued 1,269,625 shares of Common Stock for aggregate gross proceeds of approximately $28.9 million and in satisfaction of approximately $5.9 million of liabilities. During this period, we also issued 10,146 of Series A Preferred Stock for aggregate gross proceeds of approximately $10.2 million. On December 11, 2013, we reclassified our existing Common Stock into Class A Common Stock. During the period from December 12, 2013 through the date of this prospectus we issued 21,391,530 shares of Class B Common Stock for aggregate gross proceeds of approximately $395.7 million. Additionally, during this period all 10,146 shares of Series A Preferred Stock were converted into 611,468 shares of Class B Common Stock.

        For more information on these equity issuances, see Notes 2 and 21 to the financial statements for the years ended December 31, 2013 and December 31, 2012 and Note 20 to the condensed financial statements for the six months ended June 30, 2014 and June 30, 2013 included elsewhere in this prospectus.

      Debt Financings

        Description of Indebtedness.    See "Description of Indebtedness" below for a description of our debt financings including a repayment schedule of outstanding borrowings.

      Cash and Working Capital

        Our cash and cash equivalents increased by $84.9 million to $182.6 million as of June 30, 2014 from $97.7 million as of December 31, 2013. Significant factors contributing to this increase included the net proceeds from the issuance of common stock of $196.7 million and the net proceeds from the issuance of the senior notes of $125.0 million received during the six months ended June 30, 2014. This increase in cash and cash equivalents was partially offset by the payments in respect of the VLCC Newbuildings of $231.5 million (including capitalized interest) during the six months ended June 30, 2014.

        Our cash and cash equivalents increased by $68.8 million to $97.7 million as of December 31, 2013 from $28.9 million as of December 31, 2012. A significant factor contributing to this increase was the net proceeds from the issuance of common stock and preferred stock of $203.9 million received during the year ended December 31, 2013. This increase in cash and cash equivalents was partially offset by the net repayment of credit facilities of $97.3 million and cash used in operating activities of $40.5 million during the year ended December 31, 2013.

        Net working capital is current assets (excluding cash and cash equivalents) minus current liabilities (excluding current portion of long-term debt).

        Our net working capital increased by $10.8 million to $34.3 million as of June 30, 2014 from $23.5 million as of December 31, 2013. Significant factors contributing to this increase included the increased balance in vessel held for sale and the repayment of bunker costs during the six months ended June 30, 2014. Current assets include vessel held for sale. Vessel held for sale increased by $9.1 million to $15.0 million (associated with the sale of a Suezmax vessel in July 2014) as of June 30, 2014 as compared to $5.9 million (associated with the sale of an Aframax vessel in February 2014) as of December 31, 2013. Accounts payable and accrued expenses decreased by $16.8 million to $62.7 million as of June 30, 2014 from $79.5 million as of December 31, 2013, primarily due to repayment of bunker costs during the six months ended June 30, 2014. This increase in net working capital was partially offset by a decrease in bunker balance of $3.9 million to $33.5 million as of June 30, 2014 compared to $37.4 million as of December 31, 2013 as well as a decrease in due from charterers of $7.0 million to $38.6 million as of June 30, 2014 compared to $45.6 million as of December 31, 2013, primarily due to fewer spot market days during the six months ended June 30, 2014 as discussed above. This increase in the net working capital was also partially offset by a decrease in other current assets of $3.9 million consisting of the working capital received from 2011 VLCC Pool of $2.5 million (in connection with the withdrawal of vessels from the 2011 VLCC pool) and the receipt of a deposit of $1.4 million during the six months ended June 30, 2014 relating to a legal proceeding involving the Genmar Star. Also offsetting the increase in net working capital was the increase in advance receipt for vessel held for sale of $1.5 million (associated with the sale of a vessel in July 2014) as of June 30, 2014 as compared to $0 as of December 31, 2013.

        Our net working capital increased by $10.2 million to $23.5 million as of December 31, 2013 from $13.3 million as of December 31, 2012. Significant factors contributing to this increase included an increase in bunker balance by $15.5 million to $37.4 million as of December 31, 2013 from $21.9 million as of December 31, 2012. This increase in bunker balance was primarily due to an increase in the number of days our vessels operated under spot charters during the year ended December 31, 2013. The number of our vessels operating under spot charter voyages were 26 and 16, as of December 31, 2013 and 2012, respectively. Also contributing to the increase in net working capital were an increase in vessel held for sale to $5.9 million as of December 31, 2013 from nil as of December 31, 2012, relating to the sale of an Aframax vessel in February 2014, and an increase in insurance claim receivables of $2.4 million, an increase in short-term receivable from the 2011 VLCC Pool for working capital of $4.6 million, and a decrease in derivative liability of $2.0 million due to the expiration of an interest rate swap, in each case during the year ended December 31, 2013.

        Following any exercise by Unipec of its option to purchase our membership interests in Unique Tankers, certain amounts included on our consolidated balance sheets for Unique Tankers such as cash, accounts receivable and accounts payable relating to Genmar vessels in the Unique Tankers pool would be removed from our consolidated balance sheets. We would no longer incur certain costs for these vessels such as fuel, canal and port charges as we would account for such voyages as time charter voyages. In addition, working capital consisting of bunkers onboard Genmar vessels at the time such vessels entered the Unique Tankers pool which are currently eliminated upon consolidation would be shown as an asset on our consolidated balance sheets for the working capital due. We would also show as a receivable on our consolidated balance sheets any outstanding distributions owed to us by Unique Tankers for the earnings of the Genmar vessels in the Unique Tankers pool.

        Cash Flows used in Operating Activities.    Net cash used in operating activities was $4.1 million for the six months ended June 30, 2014 which resulted from a net loss of $25.8 million and an increase in net working capital and drydock costs incurred of $13.2 million, offset by non-cash charges to operations of $34.9 million during the period.

        Net cash used in operating activities was $24.5 million for the six months ended June 30, 2013 which resulted from a net loss of $50.9 million, offset by non-cash charges to operation of $24.2 million and a decrease in net working capital and drydock costs incurred of $2.2 million.

        Net cash used in operating activities was $40.5 million for the year ended December 31, 2013 which resulted from a net loss of $101.1 million, offset by non-cash charges to operations of $53.1 million and a decrease in net working capital and drydock costs incurred of $7.5 million.

        Net cash used in operating activities was $29.9 million for the period from May 18, 2012 to December 31, 2012 which resulted from a net loss of $143.7 million and an increase in net working capital and drydock costs incurred of $7.5 million, offset by non-cash charges to operation of $121.3 million.

        Net cash used in operating activities was $47.0 million for the period from January 1, 2012 to May 17, 2012 which resulted from a net loss of $375.1 million, offset by non-cash charges to operations of $327.6 million and a decrease in net working capital and drydock costs incurred of $0.5 million.

        Cash Flows provided by (used in) Investing Activities.    Net cash used in investing activities was $226.2 million for the six months ended June 30, 2014, which consisted primarily $231.5 million of capital spending on the VLCC Newbuildings, partially offset by net proceeds from sale of an Aframax vessel of $6.4 million and the advance receipt of $1.5 million related to a Suezmax vessel which was held for sale.

        Net cash used in investing activities was $1.5 million for the six months ended June 30, 2013, which relates to the capital spending on vessel improvements and other fixed assets.

        Net cash provided by investing activities was $4.3 million for the year ended December 31, 2013, which primarily consisted of net proceeds from the sale of an Aframax vessel of $7.5 million, partially offset by capital spending on vessel improvements and other fixed assets of $3.2 million.

        Net cash provided by investing activities was $4.7 million for the period from May 18, 2012 to December 31, 2012, which primarily consisted of net proceeds from the sale of an Aframax vessel of $7.2 million, partially offset by capital spending of $1.9 million on vessel improvements and other fixed assets.

        Net cash provided by investing activities was $5.8 million for the period from January 1, 2012 to May 17, 2012, which primarily consisted of net proceeds from the sale of an Aframax vessel of $7.1 million, partially offset by capital spending of $1.3 million on vessel improvements and other fixed assets.

        Cash Flows provided by Financing Activities.    Net cash provided by financing activities was $315.0 million for the six months ended June 30, 2014, which primarily consisted of net proceeds from issuance of Class B common stock of $196.7 million and borrowings under senior notes of $125.0 million, partially offset by the repayment of $6.4 million of outstanding borrowings under our $508M credit facility using the proceeds from the sale of an Aframax vessel.

        Net cash provided by financing activities was $13.7 million for the six months ended June 30, 2013, which primarily consisted of borrowings under Well Fargo Credit Facility of $9.3 million and net proceeds from issuance of preferred stock of $4.6 million.

        Net cash provided by financing activities was $104.9 million for the year ended December 31, 2013, which primarily consisted of net proceeds from issuance of Class B common stock and preferred stock of $203.9 million, partially offset by the repayment of outstanding borrowings under our senior secured credit facilities of $97.3 million.

        Net cash provided by financing activities was $21.3 million for the period from May 18, 2012 to December 31, 2012, which primarily consisted of net proceeds from issuance of Class A common stock of $29.2 million, partially offset by the repayment of outstanding borrowings under our $508M credit facility of $7.2 million.

        Net cash provided by financing activities was $63.9 million for the period from January 1, 2012 to May 17, 2012, which primarily consisted of proceeds from Oaktree equity investment of $175 million, offset by net repayments of outstanding borrowings under our senior secured credit facilities of $71.0 million and net repayment of outstanding borrowings under our DIP Facility of $40.0 million.

Capital Expenditures and Drydocking

        Drydocking.    We incur expenditures to fund our drydock program of regularly scheduled in-water surveys or drydocking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Management anticipates that vessels which are younger than 15 years are required to undergo in-water surveys 2.5 years after a drydock and that vessels are to be drydocked every five years, while vessels 15 years or older are to be drydocked every 2.5 years in which case the additional drydocks take the place of these in-water surveys.

        During the six months ended June 30, 2014 and the year ended December 31, 2013, we paid $8.6 million and $5.3 million, respectively, of drydock related costs. For the year ending December 31, 2014 and 2015, we anticipate that we will defer costs associated with drydocks on 6 vessels and 4 vessels, respectively. We estimate that the expenditures to complete drydocks during 2014 and 2015 will aggregate approximately $14.2 million and $9.7 million, respectively and that such vessels will be off-hire for approximately 372 days and 125 days in 2014 and 2015, respectively, to effect these drydocks. The ability to meet this drydock schedule will depend on our ability to generate sufficient cash flows from operations, utilize any borrowing capacity under our credit facilities or secure additional financing.

        For the years ending December 31, 2014 and 2015, we anticipate that we will incur costs associated with in-water intermediate surveys on 5 vessels and 8 vessels, respectively, and these vessels will be off-hire for approximately 15 days and 24 days in 2014 and 2015, respectively, to effect these intermediate surveys. The expenditures to complete intermediate surveys will be recorded as direct vessel operating expenses as incurred.

        Capital Improvements.    During the six months ended June 30, 2014 and during the year ended December 31, 2013, we capitalized $2.1 million and $1.9 million, respectively, relating to capital projects including environmental compliance equipment upgrades, satisfying requirements of oil majors and vessel upgrades. For the year ending December 31, 2014, we have budgeted approximately $4.8 million for such projects.

        The United States ratified Annex VI to the International Maritime Organization's MARPOL Convention effective in October 2008. This Annex relates to emission standards for Marine Engines in the areas of particulate matter, NOx and SOx and establishes Emission Control Areas. The emission program is intended to reduce air pollution from ships by establishing a new tier of performance-based standards for diesel engines on all vessels and stringent emission requirements for ships that operate in coastal areas with air-quality problems. On October 10, 2008, the International Maritime Organization adopted a new set of amendments to Annex VI. These new rules/amendments will affect vessels built after the year 2000 and could affect vessels built between 1990 and 2000. We expect to incur costs to comply with these emission standards.

        Vessel Acquisitions and Dispositions.    In March 2014 we acquired seven VLCC newbuilding contracts. See "Business—VLCC Newbuildings" for further information regarding these newbuilding contracts.

        We sold one Aframax vessel in each of February 2014, October 2013, October 2012 and May 2012, respectively.

        Other Commitments.    In December 2004, we entered into a 15-year lease for office space in New York, New York. The monthly rental is as follows: free rent from December 1, 2004 to September 30, 2005; $109,724 per month from October 1, 2005 to September 30, 2010; $118,868 per month from October 1, 2010 to September 30, 2015; and $128,011 per month from October 1, 2015 to September 30, 2020. The monthly straight-line rental expense from December 1, 2004 to September 30, 2020 is $104,603.

        The following is a tabular summary of our future contractual obligations as of December 31, 2013 for the categories set forth below:

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

(dollars in thousands)	Total	2014	2015	2016	2017	2018	Thereafter
$508M credit facility	$436,051	$—	$—	$60,806	$375,245	$—	$—
$273M credit facility	241,581	—	—	17,015	224,566	—	—
Interest expense(1)	94,046	28,532	28,500	27,543	9,471	—	—
Senior officer employment agreements(2)	5,125	1,025	1,025	1,025	1,025	1,025	—
Office leases(3)	10,176	1,426	1,454	1,536	1,536	1,536	2,688

Total commitments	$786,979	$30,983	$30,979	$107,925	$611,843	$2,561	$2,688

(1)
Future interest payments on our $508M credit facility and $273M credit facility are based on our current outstanding balance using a current borrowing LIBOR rate of 0.1475% plus the applicable margin of 400 basis points. Figures for interest expense above exclude interest on the senior notes issued on May 13, 2014.

(2)
Senior officer employment agreements are evergreen and renew for subsequent terms of one year. This table excludes future renewal periods after 2018.

(3)
This tabular summary excludes obligations under the senior notes and the VLCC shipbuilding contracts and obligations related to the closure of our Portugal office. As of June 30, 2014, the principal amount of the senior notes is $131.6 million, the aggregate remaining installment payments under the VLCC shipbuilding contracts is $506.1 million and the additional severance costs associated with the closing of our Portugal office are expected to be $0.7 million. See "Description of Indebtedness—Senior Notes," "Business—VLCC Newbuildings" and "Business—Employees" for further information about the senior notes, the VLCC shipbuilding contracts and the closure of our Portugal office.

Off-Balance-Sheet Arrangements

        As of December 31, 2013, other than as described above, we did not have any material off-balance-sheet arrangements as defined in Item 303(a)(4) of SEC Regulation S-K.

Critical Accounting Policies

        The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or "GAAP." The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

        Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies.

        Accounting for the Chapter 11 Filing.    We follow the accounting prescribed by FASB ASC 852—Reorganizations. This accounting literature provides guidance for periods subsequent to a Chapter 11 filing regarding the presentation of liabilities that are and are not subject to compromise by the bankruptcy court proceedings, as well as the treatment of interest expense and presentation of costs associated with the proceedings.

        Because our former stockholders owned less than 50% of the voting shares after we emerged from bankruptcy, and because the reorganization value of the assets of the emerging entity immediately before the date of confirmation was less than the total of all post petition liabilities and allowed claims, we adopted fresh-start reporting, in which our assets and liabilities were recorded at their estimated fair value using the principles of purchase accounting contained in FASB ASC 805—Business Combinations. The difference between the estimated fair value of our identifiable assets and liabilities was recognized as goodwill. Adopting fresh-start reporting resulted in a new reporting entity with no beginning retained earnings or deficit. In addition, a new capital structure arose as the result of eliminating predecessor common stock, paid-in capital and accumulated other comprehensive loss on the effective date, replacing it with post-emergence common stock and associated paid-in capital. The implementation of the Chapter 11 plan and the application of fresh-start accounting results in financial statements that are not comparable to financial statements in periods prior to emergence.

        Revenue Recognition.    Revenue is generally recorded when services are rendered, we have a signed charter agreement or other evidence of an arrangement, pricing is fixed or determinable and collection is reasonably assured. Our revenues are earned under time charters, pool agreements or spot market voyage contracts. Revenue from time charters is earned and recognized on a daily basis. Revenue for spot market voyage contracts is recognized based upon the percentage of voyage completion. The percentage of voyage completion is based on the number of spot market days worked at the balance sheet date divided by the total number of days expected on the voyage. The period over which voyage revenues are recognized commences at the time the vessel departs from its last discharge port and ends at the time the discharge of cargo at the next discharge port is completed. We do not begin recognizing revenue until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. We do not recognize revenue when a vessel is off hire. Estimated losses on voyages are provided for in full at the time such losses become evident. Generally, under pool arrangements, the members of the pool typically share in the revenue less voyage expenses generated by the entire group of vessels in the pool, and the pool operates in the spot market, the revenue earned by these vessels is subject to the fluctuations of the spot market. We generally recognize revenue from these pool arrangements based on our portion of the net distributions reported by the relevant pool, which represents the net voyage revenues of the pool after voyage expenses and pool manager fees. All of our vessels in Unique Tankers pool have been chartered in the spot market. However, since all vessels in the Unique Tankers pool are owned by us and since Unique Tankers LLC is one of our wholly owned subsidiaries, we currently recognize revenues from the Unique Tankers pool based upon the percentage of voyage completion.

        Allowance for Doubtful Accounts.    We have had an excellent collection record during recent years. To the extent that some voyage revenues become uncollectible, the amounts of these revenues would be expensed at that time. We provide a reserve for our freight and demurrage revenues based upon our historical record of collecting these amounts. As of June 30, 2014, we provided a reserve of approximately 10% for these claims, which we believe is adequate in light of our collection history. We periodically review the adequacy of this reserve so that it properly reflects our collection history. To the extent that our collection experience changes, such reserve would increase or decrease accordingly.

        In addition, certain of our time charter contracts contain speed and fuel consumption provisions. We have a reserve for potential claims, which is based on the amount of cumulative time charter revenue recognized under these contracts which we estimate may need to be repaid to the charterer due to failure to meet these speed and fuel consumption provisions.

        Vessels and Depreciation.    Vessels, net is stated at cost, adjusted to fair value pursuant to fresh-start reporting, less accumulated depreciation. Vessels are depreciated on a straight-line basis over their estimated useful lives, determined to be 25 years from date of initial delivery from the shipyard. In addition, we estimate residual value of our vessels to be $265/LWT.

        Depreciation is based on cost, adjusted to fair value pursuant to fresh-start reporting, less the estimated residual scrap value. The costs of significant replacements, renewals and betterments are capitalized and depreciated over the shorter of the vessel's remaining useful life or the life of the renewal or betterment. Depreciation expense of vessel assets for the year ended December 31, 2013, the period from May 18, 2012 to December 31, 2012, and the period from January 1, 2012 to May 17, 2012, totaled approximately $44.1 million, $27.8 million, and $29.4 million, respectively. Undepreciated cost of any asset component being replaced is written off as a component of Loss on disposal of vessels and vessel equipment. Expenditures for routine maintenance and repairs are expensed as incurred. Leasehold improvements are depreciated over the shorter of the life of the assets (10 years) or the remaining term of the lease.

        The carrying value of each of our vessels does not represent the fair market value of such vessel or the amount we could obtain if we were to sell any of our vessels, which could be more or less. Under U.S. GAAP, we would not record a loss if the fair market value of a vessel (excluding its charter) is below our carrying value unless and until we determine to sell that vessel or the vessel is impaired as discussed below under "Impairment of long-lived assets."

        Pursuant to our senior secured credit facilities, we regularly submit to the lenders valuations of our vessels on an individual charter free basis in order to calculate our compliance with the collateral maintenance covenants. Such a valuation is not necessarily the same as the amount any vessel may bring upon sale, which may be more or less, and should not be relied upon as such. In the chart below, we list each of our vessels, the year it was built, the year we acquired it, and its carrying value at June 30, 2014. We have indicated by an asterisk those vessels for which the vessel valuations for covenant compliance purposes under our senior secured credit facilities as of the most recent compliance testing date were lower than their carrying values at June 30, 2014. The compliance testing date was August 2014 under our senior secured credit facilities. The amount by which the carrying value at June 30, 2014 of 5 of our 26 vessels marked with an asterisk exceeded the valuation of such vessels received for covenant compliance purposes ranged, on an individual vessel basis, from $1.7 million to $4.5 million per vessel with an average of $3.2 million per vessel.

Vessels	Year Built	Year Acquired	Carrying Value
			(in thousands)
Genmar Orion*	2002	2003	$26,596
Genmar Spyridon*	2000	2003	$21,338
Genmar Argus*	2000	2003	$21,468
Genmar Harriet G	2006	2006	$37,809
Genmar Hope**	1999	2003	$18,729
Genmar Horn*	1999	2003	$18,180
Genmar Kara G	2007	2007	$40,809
Genmar Phoenix*	1999	2003	$18,207
Genmar St. Nikolas	2008	2008	$43,993
Genmar George T	2007	2007	$40,944
Genmar Hercules	2007	2010	$59,228
Genmar Atlas	2007	2010	$59,334
Genmar Strength	2003	2004	$20,108
Genmar Defiance	2002	2004	$17,831
Genmar Poseidon	2002	2010	$35,930
Genmar Zeus	2010	2010	$74,584
Genmar Ulysses	2003	2010	$40,673
Genmar Maniate	2010	2010	$50,650
Stena Compatriot	2004	2008	$17,246
Stena Companion	2004	2008	$17,359
Stena Consul	2004	2008	$17,329
Genmar Vision	2001	2008	$32,873
Genmar Victory	2001	2008	$32,953
Genmar Elektra	2002	2008	$17,674
Genmar Daphne	2002	2008	$17,772
Genmar Spartiate	2011	2011	$53,477

*
Refer to preceding paragraph.

**
As of June 30, 2014, Genmar Hope was held for sale. Genmar Hope was sold in July 2014. Depreciation accrued on the vessel through June 23, 2014, at which time the carrying amount of the vessel was transferred to Vessel Held for Sale.

        Replacements, Renewals and Betterments.    We capitalize and depreciate the costs of significant replacements, renewals and betterments to our vessels over the shorter of the vessel's remaining useful life or the life of the renewal or betterment. The amount capitalized is based on our judgment as to expenditures that extend a vessel's useful life or increase the operational efficiency of a vessel. Costs that are not depreciated are written off as a component of direct vessel expense during the period incurred. Expenditures for routine maintenance and repairs are expensed as incurred.

        Deferred Drydock Costs.    Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We defer costs associated with drydocks as they occur and amortize these costs on a straight line basis over the estimated period between drydocks.

        Impairment of Long-Lived Assets.    We follow FASB ASC 360-10-05, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the asset's carrying amount. In the evaluation of the future benefits of long-lived assets, we perform an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets including consideration of estimated future freight rates, vessel utilization, vessel operating costs and other factors. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. We estimate fair value primarily through the use of third-party valuations performed on an individual vessel basis. Various factors, including the use of trailing 10-year industry average for each vessel class to forecast future charter rates and vessel operating costs and the use of a fleet utilization rate based on our historical average, are included in this analysis.

        During 2013 and 2012, tanker rates were depressed. As a result, we concluded that impairment indicators were present and therefore prepared an analysis which estimated the future undiscounted cash flows for each vessel. Based on the analysis, which included consideration of our long-term intentions relative to our vessels, including our assessment of whether we would drydock and continue to operate our older vessels given the weak current rate environment, it was determined that there was no impairment indicated for any vessel in 2012. With our adoption of fresh-start accounting upon emergence from bankruptcy, long-lived assets have been revalued based on their fair values as of May 17, 2012. It was also determined that an impairment loss in 2013 related to one vessel sold in February 2014 amounted to $2.1 million, and was calculated as the difference between the vessel's carrying value and its net realizable value.

        Goodwill.    We follow the provisions of FASB ASC 350-20-35, Intangibles—Goodwill and Other. This statement requires that goodwill and intangible assets with indefinite lives be tested for impairment at least annually or when there is a triggering event and written down with a charge to operations when the carrying amount of the reporting unit that includes goodwill exceeds the estimated fair value of the reporting unit. If the carrying value of the goodwill exceeds the reporting unit's implied goodwill, such excess must be written off.

        FASB ASC 350-20-35, Intangibles—Goodwill and Other, bases the accounting for goodwill on the units of the combined entity into which an acquired entity is integrated (those units are referred to as reporting units). A reporting unit is an operating segment as defined in FASB ASC 280, Disclosures about Segments of an Enterprise and Related Information, or one level below an operating segment. We consider each vessel to be an operating segment and a reporting unit. Accordingly, goodwill, relating to our emergence from Chapter 11 on May 17, 2012 was allocated to the 29 vessel/reporting units based on their proportional fair value as of that date.

        FASB ASC 350-20-35 provides guidance for impairment testing of goodwill, which is not amortized. Other than goodwill, we do not have any other intangible assets that are not amortized. Goodwill is tested for impairment using a two-step process that begins with an estimation of the fair value of our reporting units. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any. The first step involves a comparison of the estimated fair value of a reporting unit with its carrying amount. If the estimated fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is considered unimpaired. Conversely, if the carrying amount of the reporting unit exceeds its estimated fair value, the second step is performed to measure the amount of impairment, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by allocating the estimated fair value of the reporting unit to the estimated fair value of its existing assets and liabilities in a manner similar to a purchase price allocation. The unallocated portion of the estimated fair value of the reporting unit is the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying amount, an impairment loss, equivalent to the difference, is recorded as a reduction of goodwill and a charge to operating expense.

        In our 2013 and 2012 annual assessments of goodwill for impairment, we estimated the fair value of the reporting units to which goodwill has been allocated over their remaining useful lives. For this purpose, over their remaining useful lives, we use the trailing 10-year industry average rates for each vessel class recognizing that the transportation of crude oil and petroleum products is cyclical in nature and is subject to wide fluctuation in rates, and our management believes the use of a 10-year average is the best measure of future rates over the remaining useful life of the our fleet. Also for this purpose, we use a fleet utilization rate based on our historic average.

        We expect to incur the following costs over the remaining useful lives of the vessels in our fleet:

  •
  Vessel operating costs based on historic costs adjusted for inflation,

  •
  Drydocking costs based on historic costs adjusted for inflation, and

  •
  General and administrative costs based on budgeted costs adjusted for inflation.

        The more significant factors which could impact management's assumptions regarding voyage revenues, drydocking costs and general and administrative expenses include, without limitation: (a) loss or reduction in business from our significant customers; (b) changes in demand; (c) material declines in rates in the tanker market; (d) changes in production of or demand for oil and petroleum products, generally or in particular regions; (e) greater than anticipated levels of tanker newbuilding orders or lower than anticipated rates of tanker scrapping; (f) changes in rules and regulations applicable to the tanker industry, including, without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries; (g) actions taken by regulatory authorities; and (h) increases in costs including without limitation: crew wages, insurance, provisions, repairs and maintenance.

        Step 1 of impairment testing as of November 30, 2013 and November 30, 2012 consisted of determining and comparing the fair value of a reporting unit, calculated using discounted expected future cash flows and the fair value of the vessel owned by the reporting unit, to the carrying value of the reporting unit. Based on performance of this test, it was determined that the goodwill allocated to 0 reporting units and 17 reporting units in 2013 and 2012, respectively, may be impaired. We then undertook the second step of the goodwill impairment test in 2012, which involves the procedures discussed above. As a result of this testing, our management determined that goodwill allocated to 13 of these reporting units in 2012 was impaired, which resulted in a write-off at December 31, 2012 of $89 million. This write-off reflects the declining market during the second half year of 2012.

        Additionally, one Aframax vessel was sold in October 2013 and another Aframax vessel, which was held for sale at December 31, 2013, was sold in February 2014. Goodwill associated with these two vessels of $1.1 million was written-off during the year ended December 31, 2013.

      Stock-Based Compensation

        Compensation cost for all stock awards expected to vest is measured at fair value on the date of grant and recognized over the service period. The fair value of restricted stock is determined based on the number of shares granted and the value of our common stock. The fair value of options is based on the fair value of such options at the time of grant. Such value is recognized as an expense over the service period, net of estimated forfeitures. The estimation of stock-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including economic environment and historical experience.

Recent Accounting Pronouncements

        In April 2014, the FASB issued Accounting Standards Update No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components. Under this new guidance, only disposals that represent a strategic shift that has (or will have) a major effect on the entity's results and operations would qualify as discontinued operations. In addition, the new guidance expands the disclosure requirements for disposals that meet the definition of a discontinued operation and requires entities to disclose information about disposals of individually significant components that do not meet the definition of discontinued operations. The new standard is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2014. We do not expect a material impact on our consolidated financial statements as a result of the adoption of this standard.

        In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers, or "ASU 2014-09," which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The standard is effective for annual periods beginning after December 15, 2016, and interim periods therein, and shall be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. We are evaluating the potential impact of this adoption on our consolidated financial statements.

Quantitative and Qualitative Disclosure of Market Risk

        Interest Rate Risk.    We are exposed to various market risks, including changes in interest rates. The exposure to interest rate risk relates primarily to our debt. At June 30, 2014 and December 31, 2013, we had $671.3 million and $677.6 million, respectively, of floating rate debt with a margin over LIBOR of 4%. As of June 30, 2014 and December 31, 2013 we were not party to any interest rate swaps.

        At December 31, 2013, we had $677.6 million of floating rate debt with a margin over LIBOR of 4% compared to December 31, 2012 when we had $774.9 million of floating rate debt with a margin over LIBOR of 4%. As of December 31, 2012, we were party to one interest rate swap which effectively fixed LIBOR on an aggregate notional amount of $75.0 million of its outstanding floating rate debt to a fixed rate of 2.975%. This interest rate swap expired as of December 31, 2013.

        A 100 basis point (one percent) increase in LIBOR would have increased interest expense on our outstanding floating rate indebtedness, amounting to $677.6 million as of December 31, 2013, that was not hedged by approximately $6.9 million for the year ended December 31, 2013.

        The consummation of this offering and the use of proceeds to repay or redeem a portion of our current indebtedness is expected to decrease our exposure to variable rate debt.

        Foreign Exchange Rate Risk.    The international tanker industry's functional currency is the U.S. Dollar. Virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain operating expenses, drydocking, and overhead costs in foreign currencies, the most significant of which is the Euro, as well as British Pounds, Japanese Yen, Singapore Dollars, Australian Dollars and Norwegian Kroner.

        During the six months ended June 30, 2014, approximately 8.3% of our direct vessel operating expenses was denominated in foreign currencies. During the year ended December 31, 2013, approximately 7.8% of our direct vessel operating expenses was denominated in foreign currencies. The potential additional expense from a 10% adverse change in quoted foreign currency exchange rates, as it relates to all of these currencies, would have been approximately $0.7 million for the year ended December 31, 2013 and approximately $0.4 million for the six months ended June 30, 2014.

        During the period from May 18, 2012 to December 31, 2012 and the period from January 1, 2012 to May 17, 2012, approximately 6.6% and 5.9%, respectively, of our direct vessel operating expenses were denominated in these currencies. The potential additional expense from a 10% adverse change in quoted foreign currency exchange rates, as it relates to all of these currencies, would have been approximately $0.4 million and $0.2 million, respectively, for the period from May 18, 2012 to December 31, 2012 and the period from January 1, 2012 to May 17, 2012.

        As discussed under "Business—Employees" we are in the process of closing our Portugal office and other offices outside the U.S. and expect these closures to be complete prior to April 1, 2015. Following the closure of these offices, we expect that our exposure to currency exchange rate fluctuations will be significantly reduced.

        Inflation.    We do not consider inflation to be a significant risk to the cost of doing business in the current or foreseeable future. Inflation has a moderate impact on operating expenses, drydocking expenses and corporate overhead.

JOBS Act

        In April 2012, the Jumpstart Our Business Startups Act of 2012, or the "JOBS Act," was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period, and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

Controls and Procedures

        Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting.

        We have not performed an evaluation of our internal control over financial reporting, such as required by Section 404 of the Sarbanes-Oxley Act, nor have we engaged an independent registered accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements. The requirement for such an evaluation by management will first apply to our Annual Report on Form 10-K for the year ending December 31, 2015. Our independent registered public accounting firm will first be required to attest to the effectiveness of our internal control over financial reporting for our Annual Report on Form 10-K for the first year we are no longer an "emerging growth company."

 THE INTERNATIONAL OIL TANKER SHIPPING INDUSTRY

        All the information and data presented in this section, including the analysis of the international oil tanker shipping industry has been provided by Drewry. Drewry has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Drewry has advised that: (a) certain information in Drewry's database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in Drewry's database; (c) while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

Overview

        The maritime shipping industry is fundamental to international trade as it is the only practicable and cost effective means of transporting large volumes of many essential commodities and finished goods around the world. In turn, the oil tanker shipping industry represents a vital link in the global energy supply chain, given its ability to carry large quantities of crude oil over long distances.

        The oil tanker shipping industry is primarily divided between crude tankers, that carry either crude oil or residual fuel oil, and product tankers that carry refined petroleum products (products) and in some cases simple bulk liquid chemicals. The following review focuses on the crude tankers, and in particular on VLCCs, Suezmaxes and Aframaxes.

        In broad terms, demand for crude oil traded by sea is principally affected by world and regional economic growth, and by other factors such as the location of oil refinery capacity and differentials in regional oil prices. Overall, there is a close relationship between changes in the level of economic activity and the volume of crude oil moved by sea (see chart below).

World GDP and Crude Oil Seaborne Trade(1)
(Percent change year on year)

(1)
GDP/Trade—provisional assessments

Source: Drewry

        The volume of crude oil moved by sea was affected by the economic recession in 2008/2009, but since then renewed growth in the world economy and in oil demand has had a positive impact on trade. Oil demand has benefitted from strong economic growth in Asia, especially in China, which has seen domestic oil consumption grow by a CAGR of 6.1% from 2003 to 2013.

        Per capita oil consumption in developing countries such as China is low in comparison with the developed world, and this will help to underpin demand for oil in developing economies going forward, as it is expected that per capita oil consumption will continue to rise. Conversely, oil consumption in developed OECD economies has declined by a small amount over the last decade.

        In 2013 total seaborne trade in crude oil was equivalent to 2.1 billion tons and in the period 2003 to 2013 it grew by a CAGR of 0.8%. However, differences in the level of regional oil consumption, as well as shifts in the location of global refinery capacity from the developed to the developing world, have brought about significant changes in the geographical pattern of crude oil movements.

        Long haul crude oil trades, such as West Africa to China have grown at a faster rate than trade as whole, and as such, crude tanker demand expressed in terms of ton miles grew by a CAGR of 1.9% from 2003 to 2013, twice the rate of overall trade growth.

Seaborne Crude Oil Trade and Crude Oil Tanker Demand

Source: Drewry

        Supply in the tanker sector, measured in terms of DWT cargo carrying capacity, is primarily influenced by the size of the existing fleet and the rate of deliveries of newbuildings, as well as the rate of removals from the fleet via vessel scrapping or conversion. After a period of rapid expansion, supply growth in the tanker sector is moderating, with the overall tanker fleet growing by just 1.6% in 2013.

        New tanker orders in the period 2010-2013 were limited due to lack of available bank financing and a weak freight rate environment, which has contributed to the total crude oil tanker orderbook declining to 13.1% of the existing global crude oil tanker fleet capacity as of September 2014, compared with nearly 50% of the existing fleet at its recent peak in 2008.

        Although new ordering has picked up in the tanker sector in recent months, supply growth is likely to remain low in 2014 and 2015 due to the low level of new orders that were placed in 2012 and 2013. Net changes in the size of the crude tanker fleet based on carrying capacity in the period January 2003 to September 2014 are shown in the chart below.

 Net Changes (%) in the Size of the Crude Tanker Fleet(1)

(1)
Based on DWT to September 2014

Source: Drewry

        Freight rates have increased recently due to a number of factors, including: (i) increased global demand for oil driven by emerging markets, (ii) longer voyage distances as a result of changing oil trading patterns, and (iii) moderate growth in vessel supply as a result of a declining tanker orderbook and increased scrapping activity. In 2014 average time charter equivalent (TCE) rates for VLCC, Suezmax and Aframax tankers are higher than average rates in 2013.

Crude Oil Tanker Time Charter Equivalent (TCE) Rates(1)
(US$ Per Day)

	2004 - 2013
				2013 Average	2014(3) Average
	Average	High	Low(2)
VLCC	45,474	212,400	(7,000)	12,583	20,356
Suezmax	30,133	127,300	(800)	7,500	14,111
Aframax	20,764	80,600	(7,800)	12,000	32,033

(1)
Rates for VLCC—Middle East—Japan route; rates for Suezmax—Africa—Caribbean/USES route; rates for Aframax—/USES route

(2)
TCE rates are based on normal sailing speeds/consumption. In weak freight markets this can theoretically lead to negative rates, but in most cases this is avoided by reducing sailing speeds and fuel consumption

(3)
January to September 2014

Source: Drewry

        The improvement in freight rates and a generally more positive market sentiment have also had a positive impact on newbuilding and secondhand vessel values. For example, in September 2014, a five year old VLCC was valued at $73 million, equivalent to an increase of 33% compared to September 2013. However, secondhand tanker values remain below long term averages.

World Oil Demand and Production

        Oil accounts for approximately one third of global energy consumption. World oil demand has increased steadily over the past 15 years, with the exception of 2008 and 2009. In 2013, demand increased to 91.4 million barrels per day (bpd), which represents a 1.3% increase from 2012 and 6.9% higher than the recent low recorded in 2009. Provisional estimates suggest that world oil demand in 2014 will be 92.8 million bpd, 1.5% up on 2013.

        In recent years, growth in oil demand has been largely driven by developing countries in Asia as well as growing Chinese consumption. Conversely, demand for oil in North America and Europe has been in decline (see chart below). In Asia, the Middle East, Africa and Latin America, oil consumption during the period from 2003 to 2013 grew at CAGR rates in excess of 3%, and in the case of China, the CAGR was 6.1%. Strong demand for oil in these regions is driving both increased volume of seaborne oil trades and increased voyage distances, as more oil is being transported on longer haul routes and these underlying trends are expected to continue.

Changes in World Oil Demand
(thousands Bpd)

Source: Drewry

        Furthermore, consumption on a per capita basis remains low in many parts of the developing world, and as many of these regions have insufficient domestic supplies, rising demand for oil will have to be satisfied by increased imports. Chinese per capita consumption of oil is currently less than one fifth of US per capita consumption, and in the case of India it is approximately one tenth of US consumption. Per capita oil consumption in major developing economies such as China and India has increased in recent years due to the rapid growth in the size of the domestic automobile fleets and steady urbanization of economies. Given the comparatively low base there is an expectation that per capita oil consumption in these countries will continue to grow.

Oil Consumption Per Capita: 2013
(Tons per Capita)

Source: Drewry

        Global trends in oil production have naturally followed the growth in oil demand, allowing for the fact that changes in the level of oil inventories also play a part in determining final production levels. Proven global oil reserves in 2014 are approximately 1,650 billion barrels, more than 50 times current rates of production.

        Oil reserves tend to be located in regions far from the major consuming countries and the distance between points of production and points of consumption drives demand for crude tanker shipping. In this respect one important trend in recent years has been the development of tight or shale oil reserves in the United States, which has had a positive impact on US domestic oil production, but a negative impact on the volume of US crude oil imports.

        Nevertheless, much of the oil from West Africa and the Caribbean that was historically imported by the US is now shipped to China, which has had a beneficial impact on tanker demand due to the longer distances over which the oil travels.

 Changes in World Oil Production 2008-2013

Source: Drewry

        The shift in the location of global oil production is also being accompanied by a shift in the location of global refinery capacity and throughput. In short, capacity and throughput is moving from the developed to the developing world. The changes that have occurred in the period 2008 to 2013 are summarized below.

Changes in Refinery Throughput 2008-2013

Source: Drewry

        Chinese and Indian refinery throughput for example have grown at faster rates than any other global region in the last decade, due to strong domestic oil consumption and in the case of India the construction of export orientated refineries. Conversely, in developed economies such as Europe refinery capacity is in decline. The shift in refinery capacity is likely to continue as refinery development plans are concentrated in areas such as Asia and the Middle East, while few new refineries are planned for North America and Europe.

Crude Oil Imports

        Growing domestic oil consumption and the expansion of refinery capacity have stimulated significant increases in Chinese and Indian seaborne crude oil imports in the last decade.

        During the period from 2003 to 2013, Chinese crude oil imports increased by a CAGR of 15.1%, while Indian imports increased by a CAGR of 8.9%. Given the strength in oil demand in these countries and low per capita consumption these trends are expected to continue, although not necessarily at the same growth rate. However, over the same period Japanese crude oil imports declined by 1.4% and US imports have also declined by 25% between 2003 and 2013 as a result of growing domestic oil supplies.

Asian Countries—Crude Oil Imports
(Million Tons)

Source: Drewry

Seaborne Crude Oil Trades

        The volume of crude oil moved by sea each year reflects the underlying changes in world oil consumption and production. Driven by increased world oil demand and production especially in developing countries, seaborne trade in crude oil in 2013 is provisionally estimated at 2.1 billion tons, equivalent to 69% of all seaborne oil trade. The chart below illustrates changes in global seaborne movements of crude oil between 1980 and 2013.

Seaborne Crude Oil Trade Development: 1980 to 2013
(Million Tons)

Source: Drewry

        As a result of changes in trade patterns, as well as shifts in refinery locations, ton mile employment in the tanker sector has grown faster than the underlying growth in seaborne trade. In the period from 2003 to 2013 ton mile demand in the crude tanker sector grew at a CAGR of 1.9%, against a CAGR of 0.8% for crude oil movements. The table below shows changes in tanker demand expressed in ton miles, which is measured as the product of the volume of oil carried (measured in metric tons) multiplied by the distance over which it is carried (measured in miles).

Oil Tanker Demand

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	CAGR % 03-13
Seaborne Trade—Million Tons
Crude Oil	1,937	2,043	2,076	2,086	2,102	2,111	2,025	2,066	2,032	2,075	2,090	0.8%
Refined Products	611	637	696	740	738	793	834	883	912	937	956	4.6

Total	2,548	2,680	2,772	2,826	2,840	2,904	2,859	2,949	2,944	3,012	3,046	1.80%

Ton Mile Demand—Billion Ton Miles
Crude Oil	7,752	8,294	8,447	8,626	8,707	8,853	8,512	8,908	8,803	9,159	9,314	1.85%
Refined Products	1,737	1,925	2,159	2,332	2,506	2,686	2,339	2,453	2,498	2,572	2,650	4.31

Total	9,489	10,219	10,606	10,958	11,213	11,539	10,851	11,361	11,301	11,731	11,964	2.34%

Average Voyage Lengths (Miles)
Crude Oil	4,002	4,060	4,069	4,135	4,142	4,194	4,203	4,312	4,332	4,414	4,456	1.08%
Refined Products	2,843	3,022	3,102	3,151	3,396	3,387	2,805	2,778	2,739	2,745	2,772	-0.25%

Source: Drewry

Crude Oil Trading Routes

        The crude tanker fleet consists of four vessel classes.

  •
  VLCCs, with an oil cargo carrying capacity in excess of 200,000 DWT (typically 300,000 to 320,000 DWT or approximately two million barrels). VLCCs generally trade on long-haul routes from the Middle East and West Africa to Asia, Europe and the U.S. Gulf or the Caribbean. Tankers in excess of 320,000 DWT are sometimes known as Ultra Large Crude Carriers (ULCCs) although for the purposes of this report they are included within the VLCC category.

  •
  Suezmax tankers, with an oil cargo carrying capacity of approximately 120,000 to 200,000 DWT (typically 150,000 to 160,000 DWT or approximately one million barrels). Suezmax tankers are engaged in a range of crude oil trades across a number of major loading zones.

  •
  Aframax tankers, with an oil cargo carrying capacity of approximately 80,000 to 120,000 DWT, or approximately 800,000 barrels. Aframax tankers are employed in shorter regional trades, mainly in North West Europe, the Caribbean, the Mediterranean and Asia. Aframax tankers can be both coated and uncoated and it is uncoated ships which are engaged in crude oil trades

  •
  Panamax tankers, with an oil carrying capacity of 55,000 to 80,000 DWT, carrying 350,000 to 500,000 barrels. Panamax tankers operate in more specialized trading spheres as they are designed to take advantage of port restrictions on larger vessels in North and South America and, therefore, generally trade in these markets.

        The number of Panamax crude oil tankers is however quite small and many are engaged in cabotage trades. For this reason they are excluded from the fleet analysis, as are Aframax and Suezmax shuttle tankers. Shuttle tankers transport oil from offshore oil fields to land-based terminals and they tend to work on dedicated trades and therefore they do not form part of the open tanker market.

        VLCCs typically are built to carry cargo parcels of two million barrels and Suezmax tankers typically are built to carry cargo parcels of one million barrels, which are the most commonly traded parcel sizes in the crude oil trading markets. This feature makes VLCCs and Suezmax tankers the most appropriate asset class globally for long and medium haul trades. Aframax tankers are typically employed on short to medium haul trades. While traditional VLCC and Suezmax trading routes have typically originated in the Middle East and the Atlantic Basin, increased Asian demand for crude oil has opened up new trading routes for both classes of vessels. The diagram and table below show the principal routes for crude oil tankers and where VLCC, Suezmax and Aframax vessels are deployed.

Main Crude Oil Trading Routes

 Crude Oil Tankers—Principal Routes by Vessel Category

Area	Haul Length	Trade Route	VLCC	Vessel Type Suezmax	Aframax
Inter-Regional	Long	Middle East Gulf—North Asia	Yes	Yes
		Middle East Gulf—South East Asia	Yes	Yes	Yes
		Middle East Gulf—Caribbean/US	Yes
		Middle East Gulf—Europe—Suez(1)	Yes	Yes
		W.Africa—Caribbean/US	Yes	Yes	Yes
		W. Africa—North Asia	Yes	Yes
		W. Africa—South East Asia	Yes
		S. America—North Asia	Yes
		S. America—South East Asia	Yes
		US Gulf—Asia		Yes
		Middle East Gulf—Europe—Cape(2)	Yes
		W. Africa—Europe		Yes	Yes
		North West Europe—North America			Yes
		Middle East Gulf—Pacific Rim		Yes	Yes
Intra-Regional	Medium	North West Europe		Yes	Yes
		Caribbean		Yes	Yes
		Mediterranean		Yes	Yes
		Asia—Pacific		Yes	Yes

(1)
Suezmax via Suez Canal fully laden

(2)
VLCC transit via Cape of Good Hope

Source: Drewry

        Crude oil tankers do not always operate on round trip voyages and in order to minimize ballast time and maximize vessel earnings they will sometimes engage in what is known as "triangulation" voyages. A typical triangulation voyage for a VLCC is illustrated in the chart below.

Indicative VLCC Triangulation Voyage Pattern

Source: Drewry

Principal Crude Oil Trades
(Million Tons)

To	From	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Change 03-13 - %
US	S. America	175.3	187.2	187.5	182.3	169.8	157.1	155.2	156.5	153.7	138.8	118.8	(32.2)
	North Africa	13.4	17.7	21.1	30.1	32.8	25.1	21.8	22.4	12.1	11.4	4.1	(69.4)
	West Africa	78.3	89.5	97.8	95.7	99.6	92.2	81.5	86.9	69.5	40.8	29.7	(62.1)
	Middle East	122.4	122.1	110.3	109.1	105.0	116.0	86.6	85.9	94.7	108.6	98.8	(19.3)
India	Middle East	40.0	45.0	53.0	58.7	80.1	91.0	101.0	97.1	106.4	118.4	120.0	200.0
China	S. America	0.8	2.9	4.3	9.4	10.3	12.7	13.0	19.5	21.4	26.3	26.5	3,212.5
	North Africa	0.3	2.0	3.2	3.7	4.6	4.1	7.9	9.8	5.8	10.6	5.5	1,733.3
	West Africa	21.8	33.3	35.2	41.8	46.1	49.8	53.5	61.0	54.3	53.6	58.8	169.7
	Middle East	46.3	55.8	59.9	65.6	72.8	89.6	97.5	112.8	130.0	134.9	145.5	214.3
Japan	Middle East	184.0	184.3	189.9	185.9	176.8	177.8	161.4	157.5	153.1	149.6	148.7	(19.2)

Source: Drewry

        The distance over which oil has to travel has a direct bearing on demand for individual vessel classes. The table below shows the shipping requirement (by main vessel class) associated with transporting 10 million tons of crude oil over a number of different routes. For example, to move 10 million tons per annum (approximately 75 million barrels) from W. Africa to the Caribbean US Eastern Seaboard ("USES") would require 5.7 VLCCs, but from W. Africa to China the requirement increases to 9.5 VLCCs for the same volume of oil.

Indicative Crude Oil Voyage Distances and Ship Requirements

Route	Round Trip-Miles(1)	No. of Voyages Per Annum(2)	No. of Tankers Required(3)
VLCC
Middle East—Japan	15,000	6.0	5.9
Middle East—China	13,850	6.4	5.6
Middle East—Europe	20,350	4.6	7.7
Middle East—US	26,550	3.6	10.0
W. Africa—China	24,700	3.8	9.5
W. Africa—India	16,700	5.4	6.6
W. Africa—Caribbean/USES	14,400	6.3	5.7
S. America—China	35,400	2.7	13.4
S. America—India	27,300	3.4	10.5
Suezmax
Middle East—Europe	14,700	6.1	10.2
W. Africa—Europe	9,900	8.8	7.1
W. Africa—Caribs/USES	13,100	6.8	9.2
Black Sea—Mediterranean	4,800	16.4	3.8
Aframax
Caribbean USES	4,600	17.0	8.4
Baltic—North West Europe	2,600	26.2	5.5
Cross-Mediterranaean	4,100	18.6	7.7
Middle East—South East Asia	8,900	9.7	14.7

(1)
Assumes Suez Canal ballast transit for appropriate voyages

(2)
Assumes round trip voyage, normal sailing speeds and 350 day operating year

(3)
No of tankers required to transport 10 million tons per annum

Source: Drewry

        The impact of voyage length on ship requirement is further illustrated in the chart below, which shows the VLCC requirement associated with transporting different quantities of oil on four main crude routes. As can be seen at one million tons per annum the shipping requirement across the four different routes is quite close, but as the volume of oil moved increases the shipping requirement rises faster on the long haul routes.

Impact of Voyage Distance on VLCC Ship Requirement
(No. of VLCCs Required for Seaborne Trade Volume)

Source: Drewry

The Crude Oil Tanker Fleet

        As of September 30, 2014 the crude oil tanker fleet consisted of 1,672 ships with a combined capacity of 326.1 million DWT. In addition, a further 189 ships with a combined capacity of 42.8 million DWT were on order, equivalent to 13.1% of the existing fleet. The scheduled delivery dates of the ships currently on order is shown in the table below.

Crude Oil Tanker Fleet & Orderbook(1)—September 30, 2014

			Orderbook—Scheduled Deliveries
	Sep-14 Existing Fleet
			2014		2015		2016		2017		Total
													Orderbook % Existing Fleet DWT
	No.	M DWT	No.	M DWT	No.	M DWT	No.	M DWT	No.	M DWT	No.	M DWT
VLCC	627	192.6	12	3.8	23	7.1	52	16.2	10	3.1	97	30.2	15.7%
Suezmax	434	67.8	9	1.4	10	1.6	23	3.6	8	1.3	50	7.9	11.7
Aframax	611	65.7	7	0.8	9	1.0	21	2.3	5	0.6	42	4.7	7.2

Total Crude	1,672	326	28	6	42	10	96	22	23	5	189	43	13.1%

(1)
Aframax, Suezmax and VLCC tankers only

Source: Drewry

        Growth in crude oil tanker supply has slowed as a result of lower levels of new ordering and an increase in vessel demolitions & conversions. Between the end of 2012 and the end 2013 the VLCC fleet grew by 1.8%. This represents the lowest annual increase in supply since 2007. In 2013, deliveries of new crude tankers to the fleet were at their lowest level since 2007, which was a major factor in helping to correct over-supply within the sector. The chart below indicates the development of the crude tanker fleet by the three main vessel size classes from 2003 to 2014.

Crude Oil Tanker Fleet Development
(Million DWT)

(1)
Through September 2014

Source: Drewry

        Lower levels of new ordering combined with cancellations have resulted in a declining vessel orderbook. At its peak in 2008, the VLCC orderbook was equivalent to 50% of the existing VLCC fleet, but by September 30, 2014, it was equivalent to 15.7% of the existing VLCC fleet. The orderbook for Suezmax and Aframax tankers has also followed a similar course, as can be seen in the chart below.

Crude Oil Tanker Orderbooks—Percent Existing Fleet

(1)
Through September 2014, based on DWT

Source: Drewry

        Deliveries from the orderbook are a major factor in determining future changes in supply. In this respect it is not unusual for there to be delays in the delivery of new ships, which are often referred to as "slippage". Slippage is the result of a combination of several factors, including cancellations of orders, problems in obtaining vessel financing, owners seeking to defer delivery during weak markets, shipyards quoting over optimistic delivery times, and in some cases, shipyards experiencing financial difficulty. The table below indicates the relationship between scheduled and actual deliveries for VLCCS in the period 2010 to 2013.

VLCCs: Scheduled versus Actual Deliveries

Year	Scheduled Deliveries	Number of VLCCs Actual Deliveries	Non Deliveries (%)	DWT Scheduled Deliveries(mm)	DWT Actual Deliveries(mm)
2010	90	54	40	27.8	16.6
2011	94	62	34	29.1	19.1
2012	73	49	33	23.0	15.3
2013	56	30	46	17.8	9.5
2014(1)	21	13	38	6.6	4.1

(1)
Scheduled deliveries as at end of June 2014

Source: Drewry

        Tanker supply is also affected by vessel scrapping or demolition and the removal of vessel through loss and conversion. As an oil tanker ages, vessel owners often conclude that it is more economical to scrap a vessel that has exhausted its useful life than to upgrade the vessel to maintain its "in-class" status. Often, particularly when tankers reach approximately 25 years of age (less in the case of VLCCs), the costs of conducting the class survey and performing required repairs become economically inefficient. In addition to vessel age, scrapping activity is influenced by freight markets. During periods of high freight rates, scrapping activity will decline and the opposite will occur when freight rates are low.

        The age profile of a fleet is therefore an indicator of likely rates of demolition and the number of ships aged 15 years or more in the VLCC, Suezmax and Aframax sectors is shown in the chart below. In summary, 12.3% of the VLCC fleet, 13.6% of the Suezmax fleet and 19.3% of the Aframax fleets are aged 15 years or more.

Age Profile Crude Oil Tanker Fleet: September 30, 2014
(No. of Ships)

Source: Drewry

        It is worth noting that tankers aged 15 years or more exceed the number of ships on order in the Aframax and Suezmax sectors.

"Eco" Ships

        A conventional VLCC sailing at design speed can quite easily consume 100 tons of bunkers (fuel) per day, and with fuel costing approximately $642 per ton based on the 3-year average as of September 30, 2013, shipowners are continually seeking ways to reduce costs, especially when freight markets are weak.

        One option is to build an "eco" ship. An "eco" ship is essentially a vessel which has been designed to use considerably less fuel while carrying the same amount of cargo as a conventional ship. In addition, an "eco" ship typically has a number of technical innovations designed to make it more environmentally friendly. Such vessels are a comparatively new development, with the first designs appearing around 2011.

        A newbuilding "eco" ship has an optimized hull form and a lower speed fuel efficient engine, which will reduce fuel consumption. Existing ships can reduce fuel consumption by lowering sailing speeds, but in practice this only happens when markets are substantially over-supplied and bunker prices are high. Other options for existing ships to reduce fuel consumption include retrofitting equipment such as applying low friction paint, or installing a mewis duct (which maximizes propeller thrust) and a rudder bulb. But retrofitting an optimized hull form and a lower speed fuel efficient engine are not economic options which can be applied to an existing ship.

        "Eco" ships started to be delivered in the second half of 2012 and in the case of tankers, most of the vessels delivered to date have been less than 100,000 DWT. Size is important in evaluating the relative benefits of "eco" vessels, as smaller ships spend a greater proportion of their trading year in port, where there is little economic benefit between an "eco" design and a conventional tanker. But for a VLCC which spends a larger part of the year at sea, design features that reduce voyage costs have a greater impact on lowering break-even positions.

        Shipbuilders do not provide warranted performance data for "eco" ships, but the experience of vessels delivered to date appears to suggest that fuel savings of approximately 15% over conventional units are achievable under normal sailing speeds. It also seems to be the case that the first "eco" ships that were delivered in 2012 are not as sophisticated and as efficient in design as the ships that are scheduled to be delivered in 2015/2016.

        Overall, within the tanker industry opinion is divided with regard to the merits of "eco" ships and their performance relative to non-"eco" ships. However, the tanker market has already been influenced by their introduction, as ship brokers are now reporting a two-tier time charter market, with "eco" tankers commanding a premium over conventional tankers.

The Crude Oil Tanker Freight Market

  Types of Charter

        Oil tankers are employed in the market through a number of different chartering options, described below.

  •
  A single or spot voyage charter involves the carriage of a specific amount and type of cargo on a load port to discharge port basis, subject to various cargo handling terms. Most of these charters are of a single or spot voyage nature. The cost of repositioning the ship to load the next cargo falls outside the charter and is at the cost and discretion of the owner. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the agreed upon freight rate expressed on a per cargo ton basis. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel.

  •
  A time charter involves the use of the vessel, either for a number of months or years or for a trip between specific delivery and redelivery positions, known as a trip charter. The charterer pays all voyage related costs. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible for the payment of all vessel operating expenses and capital costs of the vessel.

  •
  A contract of affreightment, or COA, relates to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform individual voyages. This arrangement constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All of the ship's operating, voyage and capital costs are borne by the shipowner. The freight rate is normally agreed on a per cargo ton basis.

  •
  A bareboat charter involves the use of a vessel usually over longer periods of time ranging up to several years. All voyage related costs, including vessel fuel, or bunkers, and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance, are the responsibility of the charterer. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

Tanker Freight Rates

        Worldscale is the tanker industry's standard reference for calculating freight rates. Worldscale is used because it provides the flexibility required for the oil trade. Oil is a fairly homogenous commodity as it does not vary significantly in quality and it is relatively easy to transport by a variety of methods. These attributes, combined with the volatility of the world oil markets, means that an oil cargo may be bought and sold many times while at sea and therefore, the cargo owner requires great flexibility in its choice of discharge options. If tanker fixtures were priced in the same way as dry cargo fixtures, this would involve the shipowner calculating separate individual freights for a wide variety of discharge points. Worldscale provides a set of nominal rates designed to provide roughly the same daily income irrespective of discharge point.

        Time charter equivalent (TCE) is the measurement that describes the earnings potential of any spot market voyage based on the quoted Worldscale rate. As described above, the Worldscale rate is set and can then be converted into dollars per cargo ton. A voyage calculation is then performed which removes all expenses (port costs, bunkers and commission) from the gross revenue, resulting in a net revenue which is then divided by the total voyage days, which includes the days from discharge of the prior cargo until discharge of the cargo for which the freight is paid (at sea and in port), to give a daily TCE rate.

        The supply and demand for tanker capacity influences tanker charter hire rates and vessel values. In general, time charter rates are less volatile than spot rates as they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus more prone to volatility. Small changes in tanker utilization have historically led to relatively large fluctuations in tanker charter rates for VLCCs, with more moderate price volatility in the Suezmax and Aframax markets. The table below illustrates period average TCE rates for VLCCs, Suezmax and Aframax tankers from 2003 to September 2014.

 Time Charter Equivalent (TCE) Spot Rates: 2003-2014
(US$/Day—Period Averages)

	Aframax Caribbean—USES	Suezmax W. Africa—Caribs/USES	VLCC Mid East Gulf—Japan
2003	32,025	37,367	49,342
2004	46,883	64,792	95,258
2005	28,425	40,883	59,125
2006	29,092	40,142	51,142
2007	28,033	35,392	45,475
2008	37,992	52,650	86,708
2009	10,325	20,242	29,483
2010	14,400	19,658	40,408
2011(1)	(2,983)	9,558	22,625
2012	192	10,517	11,933
2013	4,017	7,500	12,583
2014(2)	11,222	14,111	20,356

(1)
TCE rates are based on normal sailing speeds/consumption. In weak freight markets this can lead to theoretical negative rates, but in most cases this is avoided by reducing sailing speeds and fuel consumption.

(2)
January to September

Source: Drewry

        From 2005 to 2007, spot rates for all tankers sizes rose steeply, reflecting the fact that buoyant demand for oil and increased seaborne movements of oil generated additional demand for tanker capacity. This increased demand for capacity led to a tighter balance between vessel demand and supply and consequently led to rising freight rates.

        As the world economy weakened in the second half of 2008 demand for oil fell and this had a negative impact on tanker demand and freight rates. Rates declined further in 2009, only to recover in the early part of 2010, but the recovery was short-lived and they started to fall once more in mid-2012 and they remained weak in the rest of 2011 and into 2012.

        At times during 2013, TCE rates for VLCCs were close to or in negative net returns, although in practice, the use of slow steaming to reduce bunker consumption and triangulation voyage patterns, as indicated in the chart below, may have turned these rates into positive earnings. In 2014 rates have been much stronger, although they have been quite volatile.

Crude Tanker 1 Year Time Charter Rates
(US$/Day—Period Averages)

Source: Drewry

Newbuilding and Secondhand Prices

        Global shipbuilding is concentrated in China, South Korea and Japan. This concentration is the result of economies of scale, construction techniques and the prohibitive costs of building in other parts of the world. Collectively, these three countries account for over 80% of global shipbuilding production.

        Vessels are constructed at shipyards of varying size and technical sophistication. Drybulk carriers are generally considered to be the least technically sophisticated vessels to construct, with oil tankers, container vessels and LNG carriers having a much higher degree of technical sophistication. The actual construction of a vessel can take place in 9 to 12 months and can be partitioned into five stages: contract signing, steel cutting, keel laying, launching and delivery. The amount of time between signing a newbuilding contract and the date of delivery is usually greater than 12 months, and in times of high shipbuilding demand, can extend to two to three years.

        The following charts show the trend in newbuilding prices and secondhand values for VLCCs, Suezmax and Aframax tankers between January 2003 and September 2014 and the corresponding 10-year averages.

VLCC—Newbuilding & Secondhand Prices
(US$ Million)

(1)
Through September 2014

Source: Drewry

Suezmax—Newbuilding & Secondhand Prices
(US$ Million)

(1)
Through September 2014

Source: Drewry

 Aframax—Newbuilding & Secondhand Prices
(US$ Million)

(1)
Through September 2014

Source: Drewry

        Newbuilding prices as a whole rose steadily between 2004 and mid 2008 due to high levels of new ordering, a shortage in newbuilding capacity during a period of high charter rates, and increased shipbuilders' costs as a result of increasing steel prices and the weakening U.S. Dollar. Prices, however, weakened in 2009, as a result of a downturn in new ordering, and remained weak until the second half of 2013, when they started to rise again. However, they remain below long term averages.

Secondhand Prices

        Secondhand values reflect prevailing and expected charter rates, albeit with a lag. During extended periods of high charter rates, vessel values tend to appreciate and vice versa. Vessel values, however, are also influenced by other factors including the age of the vessel. Prices for young vessels, those approximately five years old or under are also influenced by newbuilding prices. Prices for old vessels, those that are in excess of 25 years old and near the end of their useful economic life, are influenced by the value of scrap steel.

        In addition, values for younger vessels tend to fluctuate less on a percentage basis than values for older vessels. This is attributed to the finite useful economic life of older vessels which makes the price of younger vessels, with commensurably longer remaining economic lives, less susceptible to the level of prevailing and expected charter rates in the foreseeable future.

        Vessel values are determined on a daily basis in the sale and purchase market, where vessels are sold and bought through specialized sale and purchase brokers who regularly report these transactions to participants in the seaborne transportation industry. The sale and purchase market for oil tankers is transparent and quite liquid with a large number of vessels changing hands on a regular basis.

        Values of secondhand tankers generally reached a recent low in the middle of 2013 and since they have shown steady gains for most ship types, including VLCCs, Suezmax and Aframax tankers.

BUSINESS

Our Company

        We are a leading provider of international seaborne crude oil transportation services, with a fleet of 32 double-hulled vessels, including seven newbuildings. Our fleet on the water consists of 7 VLCCs, 11 Suezmax vessels, 4 Aframax vessels, 2 Panamax vessels and 1 Handymax product carrier, with an aggregate carrying capacity of 4.5mm DWT as of September 30, 2014. In addition, in March 2014, we acquired contracts for seven "eco" VLCC newbuildings, which are expected to increase our fleet capacity by 46% to 6.6mm DWT. These VLCC newbuildings will be equipped with advanced, fuel-saving technology. Our VLCC newbuildings are being constructed at highly reputable shipyards in South Korea, with expected deliveries from August 2015 through August 2016.

        The table below provides information regarding these vessels on the water.

Vessels on the Water
Vessel	Year Built	DWT	Employment Status	Yard	Flag
VLCC
Genmar Zeus	2010	318,325	Pool	Hyundai	Marshall Islands
Genmar Atlas	2007	306,005	Pool	Daewoo	Marshall Islands
Genmar Hercules	2007	306,543	Pool	Daewoo	Marshall Islands
Genmar Ulysses	2003	318,695	Pool	Hyundai	Marshall Islands
Genmar Poseidon	2002	305,796	Pool	Daewoo	Marshall Islands
Genmar Victory	2001	312,638	Pool	Hyundai	Bermuda
Genmar Vision	2001	312,679	Pool	Hyundai	Bermuda
SUEZMAX
Genmar Spartiate	2011	165,000	Pool	Hyundai	Marshall Islands
Genmar Maniate	2010	165,000	Pool	Hyundai	Marshall Islands
Genmar St. Nikolas	2008	150,205	TC	Universal	Marshall Islands
Genmar George T	2007	150,205	Pool	Universal	Marshall Islands
Genmar Kara G	2007	150,205	Pool	Universal	Liberia
Genmar Harriet G	2006	150,205	Pool	Universal	Liberia
Genmar Orion	2002	159,992	TC	Samsung	Marshall Islands
Genmar Argus	2000	159,901	Pool	Hyundai	Marshall Islands
Genmar Spyridon	2000	159,959	Pool	Hyundai	Marshall Islands
Genmar Horn	1999	159,475	Pool	Daewoo	Marshall Islands
Genmar Phoenix	1999	149,999	Pool	Halla	Marshall Islands
AFRAMAX
Genmar Strength	2003	105,674	Spot	Sumitomo	Liberia
Genmar Daphne	2002	106,560	Spot	Tsuneishi	Marshall Islands
Genmar Defiance	2002	105,538	Spot	Sumitomo	Liberia
Genmar Elektra	2002	106,560	Spot	Tsuneishi	Marshall Islands
PANAMAX
Genmar Companion	2004	72,768	Spot	Dalian China	Bermuda
Genmar Compatriot	2004	72,768	Spot	Dalian China	Bermuda
HANDYMAX
Genmar Consul	2004	47,171	Spot	Uljanik Croatia	Bermuda

Vessels on the Water Total		4,517,866

TC = Time Chartered (see below under the heading "—Our Charters")

Pool = Vessel is chartered into the Unique Tankers pool where it is deployed on the spot market.

        In March 2014, we acquired contracts for seven VLCC newbuildings to be equipped with advanced, fuel-saving technology. The table below provides information regarding these newbuildings.

Newbuildings
Vessel	Expected Delivery	Estimated DWT	Yard
VLCC
Hull 5404	Q3 2015	300,000	Daewoo
Hull 5405	Q4 2015	300,000	Daewoo
Hull 5406	Q4 2015	300,000	Daewoo
Hull 5407	Q1 2016	300,000	Daewoo
Hull 5408	Q1 2016	300,000	Daewoo
Hull S777	Q2 2016	300,000	Hyundai
Hull S778	Q3 2016	300,000	Hyundai

Newbuilding Total		2,100,000

Fleet Total Including Newbuildings		6,617,866

        We employ our fleet worldwide. Our VLCC vessels typically operate on long-haul trades, mainly from the Atlantic Basin and the Middle East to Asia and from the Arabian Gulf to Western Europe and North America. Our Suezmax vessels operate primarily in the Atlantic Basin. We also maintain a presence in other parts of the world, including the Black Sea. We believe this allows us to maintain operational flexibility and to take advantage of market opportunities.

        We have strong relationships with our customers, which include major international oil companies and commodities trading firms such as BP, Chevron, Clearlake, Exxon, Petrobras, S-Oil, Shell, Valero and Vitol. In early 2013, we established the Unique Tankers pool with Unipec, one of the world's largest charterers, and the trading arm and main tonnage supplier to China's state owned China Petrochemical Corporation or "Sinopec," the world's second largest refiner. We currently employ all of our VLCC vessels and nine Suezmax vessels on spot market related employment in the Unique Tankers pool and employ two of our Suezmax vessels on time charters. This allows us to take advantage of access to cargos from both Unipec and other oil majors within Unipec's network, resulting in less waiting time between voyages and thereby providing higher utilization for our vessels.

        We seek to employ our vessels to maximize fleet utilization and earnings upside through spot market related employment, pool agreements and time charters in a manner that maximizes long-term cash flow, taking into account fluctuations in freight rates in the market and our own views on the direction of those rates in the future. Currently, 24 of our 25 vessels are employed in the spot market (either directly or through the Unique Tankers pool) or on short-term time charters, given our expectation of near- to medium-term increases in charter rates.

        Our company's leadership has considerable breadth and depth of shipping industry experience. Our New York City-based management team includes executives with extensive experience in the shipping industry who have a long track-record of managing the commercial, technical and financial aspects of our business. Our three most senior executives have worked together for over thirteen years. Our Chairman and founder, Peter C. Georgiopoulos has over 25 years of maritime experience, is currently Chairman of companies with an aggregate ownership of approximately 200 vessels, and has taken public four companies on U.S. exchanges across different shipping segments. Our President and Chief Executive Officer, John P. Tavlarios, possesses extensive knowledge and experience regarding our history and operations and the shipping and international oil industry. Our Chief Financial Officer and Executive Vice President, Leonard Vrondissis, has over 13 years of banking, capital markets and shipping experience. Furthermore, our principal shareholders have extensive shipping industry knowledge and ship finance experience. In addition, our executive management team has a demonstrated track record in sourcing and executing vessel acquisitions and financings, which we believe will allow us to continue executing our growth strategy opportunistically.

        We are incorporated under the laws of the Republic of the Marshall Islands. We maintain our principal executive offices at 299 Park Avenue, New York, New York 10171. Our telephone number at that address is (212) 763-5600. Our website is located at www.generalmaritimecorp.com. Information on our website is not part of this prospectus.

Our Competitive Strengths

        We believe that we possess a number of competitive strengths, including:

        High-quality, versatile and well-maintained fleet.    We own and operate one of the largest global tanker fleets consisting of 32 double-hulled tankers, including seven newbuildings, which are scheduled for delivery from August 2015 to August 2016. Upon the delivery of our newbuildings, the DWT weighted average age of our fleet will be reduced to 8.4 years. Our seven "eco" design VLCC newbuildings incorporate many of the latest technological improvements designed to optimize speed and fuel consumption and reduce emissions, such as more fuel-efficient engines, and propellers and hull forms for decreased water resistance. These design factors are expected to result in an estimated fuel savings of 25 tons/day or $15,000/day over conventional VLCCs, based on assumed bunker prices of $600/ton. The vessels in our fleet were built at highly reputable shipyards and are maintained to high standards that comply with the rigorous and comprehensive vetting processes of oil majors. Our diverse crude tanker fleet, with vessel sizes ranging from 70,000 DWT to 300,000+ DWT, provides us with the flexibility to strategically deploy our assets across a wide range of trade routes used for crude oil transportation. We believe that operating a scalable, versatile and high-quality fleet provides us with competitive advantages in securing favorable vessel employment, reducing operating costs and improving vessel utilization.

        Significant growth from seven "eco" VLCC newbuildings.    We believe that our seven VLCC newbuildings provide the basis for significant growth in our earnings and cash flow as they deliver. Since March 2014, when we acquired the contracts for the newbuildings, through September 30, 2014, we have raised $197 million of equity and $125 million of unsecured debt (net of original issue discount) to fund our seven VLCC newbuildings, of which $229 million has been paid. The total funds raised through September 30, 2014 represents 44% of the contracted aggregate purchase price, and we believe we could finance the remaining purchase price through senior secured debt, such that no additional equity financing would be required. Delivery of these vessels is expected to increase the DWT capacity of our fleet by 46% compared to September 30, 2014.

        Vessel employment strategy well positioned to capture upside from the improving tanker market.    We believe the continued increase in global oil demand and changes in oil trade patterns are driving an increase in crude oil ton-miles. These factors, combined with declining near term net fleet growth, are expected to result in an increase in daily charter rates, which has historically been correlated with an increase in asset values. We presently employ 24 of our 25 vessels in the spot market (either directly or through the Unique Tankers pool) or on short-term time charters, which we believe positions us to benefit as charter rates improve. We continuously monitor the spot and time charter rates in the tanker market and have flexibility in our fleet deployment to shift to longer-duration charters.

        Strong customer relationships, including a strategic relationship with Unipec.    We have strong relationships with our customers, which include major international oil companies and commodities trading firms such as BP, Chevron, Clearlake, Exxon, Petrobras, S-Oil, Shell, Valero and Vitol. In early 2013, we established the Unique Tankers pool with Unipec, one of the world's largest charterers, and the trading arm and main tonnage supplier to China's state owned China Petrochemical Corporation or "Sinopec," the world's second largest refiner. We currently employ all of our VLCC vessels and nine

Suezmax vessels in the Unique Tankers pool on spot market related employment and employ two of our Suezmax vessels on time charters. The formation of this venture in early 2013 represents what we believe to be the first such arrangement between an independent shipowner and a Chinese oil major. As one of the largest charterers of crude tankers, Unipec cargos represent a large percentage of the world's annual VLCC cargos and our relationship provides us access to not only to Unipec's cargos but also to those of numerous oil majors that supply Unipec's refineries. During the six months ended June 30, 2014, 78% of the pool's revenues were from oil charterers other than Unipec, consisting primarily of oil majors. In addition, we believe Unipec's significant cargo-base, together with those they see from third parties, provide us with market intelligence. We believe that as the Unique Tankers pool continues to grow in size, we will have the opportunity to benefit from additional scale, and enhanced vessel utilization and earnings.

        US-based management team with extensive experience in the shipping industry.    Our Chairman and founder, Peter C. Georgiopoulos, has over 25 years of maritime experience, is currently Chairman of companies with an aggregate ownership of approximately 200 vessels, and has taken public four companies on U.S. exchanges across different shipping segments. Additionally, our senior executives, including President and Chief Executive Officer John Tavlarios and Chief Financial Officer and Executive Vice President Leonard Vrondissis, have extensive experience in the shipping industry, with 40 years of combined experience. These three senior executives have worked together for over 13 years. Furthermore, our senior management team has significant finance and capital markets experience. Additional members of our management team have extensive backgrounds across the commercial, technical and management areas of our business. We believe our management's extensive experience and their strong relationships in the shipping industry will continue to drive our future growth and success.

        High quality, cost-efficient operations.    We outsource the technical management of our fleet to third-party independent technical managers while maintaining an in-house staff who are responsible for overseeing the third-party managers. We believe that this approach results in a cost structure that is highly competitive with the market, while allowing us to maintain our rigorous operational standards. Our management team actively monitors and controls vessel operating expenses and the quality of service that our technical managers provide. Furthermore, many of the vessels in our fleet are "sister ships," which provide us with operational and scheduling flexibility, as well as economies of scale, in their operation and maintenance.

        Strong liquidity and financial flexibility.    Upon consummation of this offering, we believe we will be well capitalized, with a strong balance sheet to support growth of our business through various charter rate environments. Since March 2014, when we acquired the contracts for the newbuildings, through September 30, 2014, we have raised $197 million of equity and $125 million of unsecured debt (net of original issue discount) to fund our seven VLCC newbuildings, of which $229 million has been paid. The total funds raised through September 30, 2014 represent 44% of the contracted aggregate purchase price, and we believe we could finance the remaining purchase price through senior secured debt, such that we anticipate no additional equity financing would be required. Furthermore, we have no scheduled debt amortization under our senior secured credit facilities until March 2016. We believe our balance sheet strength will help position us to capitalize on potential vessel acquisition opportunities as they become available.

Our Business Strategy

        Our strategy is to leverage our existing competitive strengths to enhance our position within the industry and maximize long-term shareholder returns. Our strategic initiatives include:

  •
  Operate a high-quality and well-maintained fleet.  We intend to maintain a high-quality fleet that meets or exceeds stringent industry standards and complies with charterer requirements through our technical managers' rigorous and comprehensive maintenance programs under our active oversight. Our fleet has a strong safety and environmental record that we maintain through regular maintenance and inspection. We believe that, when delivered, the "eco" design of our seven VLCC newbuildings, as well as the extensive experience from our technical managers, and our in-house oversight team will enhance our position as a preferred provider to oil major customers.

  •
  Continue to opportunistically expand our crude fleet through secondhand or vessel resale acquisitions. We have a history of acting as an industry consolidator focused on opportunistically acquiring high-quality vessels at attractive prices. Our executive management team has a demonstrated track record in sourcing and executing vessel acquisitions and financings. We are continuously and actively monitoring the market in an effort to take advantage of growth opportunities. We believe that the demand created by changing oil trade pattern distances is most significant in the VLCC sector as those ships are directed largely to long-haul trade routes to China. Consistent with our strategy, in March 2014, we purchased seven "eco" design VLCC resale newbuildings with scheduled deliveries during the period from August 2015 to August 2016.

  •
  Optimize our vessel deployment with reputable customers to maximize shareholder returns.  We seek to employ our vessels in a manner that maximizes fleet utilization and earnings upside through our chartering strategy, including our relationship with the Unique Tankers pool. Based on our expectation of continued improvement in the crude tanker market, we expect to continue to employ our vessels primarily on spot market related employment to capture upside potential. We will also seek to further grow the Unique Tankers pool either through acquired ships or from third-party owners to achieve the scale we believe is necessary to allow us to capture additional opportunities as they become available. Our management actively monitors market conditions and changes in charter rates to seek to achieve optimal vessel deployment for our fleet.

  •
  Maintain cost-efficient operations.  We outsource the technical management of our fleet to experienced third-party managers who have specific teams dedicated to our vessels. We believe the technical management cost at third-party managers is lower than what we could achieve by performing the function in-house. We will continue to aggressively manage our operating and maintenance costs and quality by actively overseeing the activities of the third-party technical managers and by monitoring and controlling vessel operating expenses they incur on our behalf.

  •
  Actively manage capital structure.  We believe that we have access to multiple financing sources, including banks and the capital markets. Since March 2014, when we acquired the contracts for the newbuildings, through September 30, 2014, we have raised $197 million of equity and $125 million of unsecured debt (net of original issue discount) to fund our seven VLCC newbuildings, of which $229 million has been paid. The total funds raised through September 30, 2014 represent 44% of the contracted aggregate purchase price, and we believe we could finance the remaining purchase price through senior secured debt, such that we anticipate no additional equity financing would be necessary. Additionally, we have no scheduled debt amortization under our senior secured credit facilities until March 2016. We intend to manage our capital structure by actively monitoring our leverage level with changing market conditions.

Vessel Acquisitions and Dispositions

        A principal focus of our strategy is to continue to grow by taking advantage of changing market conditions, which may include expanding our business in the Atlantic Basin, the Middle East, Asia, the Arabian Gulf, Western Europe and North America, expanding into other regions and increasing the number of vessels in our fleet. We have been an industry consolidator focused on opportunistically acquiring high-quality crude and product tankers and newbuilding contracts for such vessels. We are continuously and actively monitoring the market in an effort to take advantage of expansion and growth opportunities. We also evaluate opportunities to monetize our investment in vessels by selling them when conditions allow us to generate returns, to adjust the profile of our fleet to fit customer demands such as preference for modern vessels and to generate capital for potential investments in the future. From 2001 to 2008, we grew from 20 vessels to 31 vessels upon the completion of our stock-for-stock acquisition of Arlington Tankers Ltd. in December 2008, our first acquisition of VLCCs.

        In June 2010, we entered into agreements to purchase seven tankers for an aggregate purchase price of approximately $620 million, consisting of five VLCCs built between 2002 and 2010 and two Suezmax newbuildings, from subsidiaries of Metrostar Management Corporation. We completed taking delivery of these vessels in April 2011.

        In February 2011, we sold three product tankers for aggregate net proceeds of $61.7 million. Each of these vessels was subsequently leased back to one of our subsidiaries. Pursuant to the Chapter 11 cases, we rejected the bareboat charters and charter guarantees related to these leasebacks effective June 2012 and July 2012. In February 2011, we also sold one Aframax vessel and one Suezmax vessel, in March 2011 we sold an Aframax vessel, in April 2011 we sold an Aframax vessel and in October 2011 we sold an Aframax vessel.

        We sold one Aframax vessel in each of February 2014, October 2013, October 2012 and May 2012, respectively. For more information regarding our sale of these vessels, see Notes 4 and 5 to the financial statements for the years ended December 31, 2013 and December 31, 2012 included elsewhere in this prospectus.

      VLCC Newbuildings

        In March 2014, VLCC Acquisition I Corporation, one of our wholly-owned subsidiaries, entered into an agreement with Scorpio Tankers Inc. and seven of its wholly-owned subsidiaries for VLCC Corp. to purchase the outstanding common stock of the seven subsidiaries for approximately $162.7 million, including aggregate yard payments previously paid of approximately $90 million, as the initial price, with approximately $572.3 million in aggregate installment payments remaining as of the time of purchase. Substantially all of the initial price was funded using the proceeds of the March 2014 Class B financing described under "Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Class B Financing". We refer to VLCC Acquisition I Corporation as "VLCC Corp.," Scorpio Tankers Inc. as "Scorpio", the seven referenced subsidiaries as "VLCC shipbuilding SPVs" and the stock purchase as the "VLCC SPV stock purchase."

        In December 2013, each of the VLCC shipbuilding SPVs entered into a shipbuilding contract with either Daewoo Shipbuilding & Marine Engineering Co., Ltd. or with Hyundai Samho Heavy Industries Co., Ltd. for the construction and purchase of a 300,000 DWT Crude Oil Tanker. We refer to the contracts as "VLCC shipbuilding contracts," Daewoo and Hyundai as the "VLCC ship builders" and the tankers as the "VLCC newbuildings." As a result of the acquisition by VLCC Corp. of the VLCC shipbuilding SPVs, we acquired ownership of the VLCC shipbuilding contracts. The VLCC newbuildings are based on advanced "eco" design. We expect these newbuildings to incorporate many technological improvements such as more fuel-efficient engines, hull forms, and propellers and decreased water resistance, designed to optimize speed and fuel consumption and reduce emissions . However, there is no guarantee these fuel efficiencies will be realized. See "Risk Factors—No assurance can be given that our newbuildings will provide the fuel consumption savings that we expect, or that we will fully realize any fuel efficiency benefits of our newbuildings."

        Under the terms of the shipbuilding contracts, the VLCC newbuildings are scheduled to be delivered from August 2015 through August 2016. The aggregate remaining installment payments under the VLCC shipbuilding contracts were approximately $572.3 million as of the date of the acquisition. We expect to finance the remaining installment payments using the remaining proceeds of the senior notes described below (see "Description of Indebtedness—Senior Notes") of approximately $58 million and senior secured bank debt or a combination of the foregoing. However, there is no assurance we will be able to obtain any additional financing. See "Risk Factors—We do not currently have debt or other financing committed to fund a significant portion of our VLCC newbuildings and we may be liable for damages if we breach our obligations under the VLCC shipbuilding contracts."

        Certain events may arise which could result in us not taking delivery of the VLCC newbuildings on such schedule or at all. See "Risk Factors—Delays in deliveries of any of our seven VLCC newbuildings or any other new vessels that we may order, or delivery of any of the vessels with significant defects, could harm our operating results and lead to the termination of any related charters that may be entered into prior to their delivery."

        In December 2013, in connection with the entry by the VLCC shipbuilding SPVs into the VLCC shipbuilding contracts, Scorpio agreed to guarantee the performance of each of the VLCC shipbuilding SPVs under the VLCC shipbuilding contracts for the benefit of the VLCC ship builders. We refer to these guarantees as the "Scorpio guarantees." In connection with the VLCC SPV stock purchase, VLCC Corp. and Scorpio entered into an agreement, dated as of March 25, 2014, pursuant to which VLCC Corp., among other things, agreed to indemnify Scorpio to the extent that Scorpio is required to perform its obligations under the Scorpio guarantees. We refer to this agreement as the "VLCC back-to-back guarantee."

        In March 2014, the VLCC shipbuilding SPVs collectively entered into an agreement for the Appointment of a Buyer's representative with Scorpio Ship Management S.A.M., which we refer to as "SSM," to appoint SSM as their agent to review and approve drawings and documents and equipment proposals relating to the construction of the VLCC newbuildings. The agreement provides for SSM to be reimbursed for these services at the rate of approximately $10,000 per week for an initial period of six weeks from the date of the agreement, subsequently extended by agreement to eight weeks. We refer to this fee as the "initial agent fee."

        In May 2014, each of the VLCC shipbuilding SPVs entered into a Project Consultation and Site Building Supervision Agreement with SSM to appoint SSM as their project manager to supervise and inspect the construction of each of the VLCC newbuildings. The agreement provides for SSM a site supervision fee totaling approximately $600,000 in respect of each of the VLCC newbuildings to be constructed by Daewoo Shipbuilding & Marine Engineering Co., Ltd., a site supervision fee totaling approximately $550,000 in respect of each of the VLCC newbuildings to be constructed by Hyundai Samho Heavy Industries Co., Ltd., and for each of the VLCC newbuildings, a drawing and plans approval fee of approximately $20,000, payable in each case by the relevant VLCC shipbuilding SPVs.

Employment of Our Fleet

        We strive to optimize the financial performance of our fleet by deploying our vessels on time charters and in the spot market, including through commercial pool arrangements. Vessels operating on time charters may be chartered for several months or years whereas vessels operating in the spot market typically are chartered for a single voyage that may last up to three months. Vessels operating in the spot market may generate increased profit margins during periods of improving in tanker rates, while vessels operating on time charters generally provide more predictable cash flows. Due to the historically low charter rates in recent years, we have primarily deployed our vessels on spot market voyage charters (either directly or through pools which operate primarily in the spot market) as opposed to time charters. However, we actively monitor market conditions and changes in charter rates in managing the deployment of our vessels between spot market voyage charters, pool agreements and time charters. We believe that historically, during certain periods of higher charter rates, we entered into time charters to benefit from a measure of stability through cycles. We may utilize a similar strategy to the extent that tanker rates rise and market conditions become favorable. We may also consider deploying our vessels on time charter for customers to use as floating storage. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—General—Spot and Time Charter Deployment" for more information regarding our fleet deployment strategy.

      Our Charters

        Most of our vessels are employed in the spot market, under contracts pertaining to specified cargo, or on time charters, which are contracts defined by their duration rather than their cargoes. The following table details the percentage of our fleet operating on time charters and in the spot market during the past two years.

	Time Charter Vs. Spot Mix (as % of operating days)
	Year ended December 31, 2013	Period from May 18, 2012 to December 31, 2012	Period from January 1, 2012 to May 17, 2012
Percentage in time charter days	13.0	45.6	52.7
Percentage in spot charter days	87.0	54.4	47.3

Total vessel operating days	100.0	100.0	100.0

        As of September 30, 2014, our fleet consisted of 25 vessels on the water. We had one Suezmax vessel on a long-term time charter contract at a daily rate of $19,750 (before brokers' commissions), which expires during July 2015, and one Suezmax vessel on a short-term time charter contract at a daily rate of $19,740 (before brokers' commissions), which expires in November 2014. 16 of our vessels were chartered into the Unique Tankers pool described below under "Business—Unique Tankers Pool" and seven of our vessels were deployed directly on the spot market.

      Unique Tankers Pool

        On November 29, 2012, Unique Tankers LLC, one of our wholly-owned subsidiaries, entered into an agency agreement with Unipec U.K. Co., Limited for purposes of establishing and operating a pool of tanker vessels to be employed in the worldwide carriage or storage of crude oil, fuel oil or other products. We refer to this pool as the "Unique Tankers pool," to the agency agreement as the "Unique Tankers agency agreement", to Unipec U.K. Co., Limited as "Unipec" , and to Unique Tankers LLC as "Unique Tankers". Pursuant to the Unique Tankers agency agreement, Unique Tankers is managed by General Maritime Management LLC, one of our wholly-owned subsidiaries, and Unipec through a pool committee. We refer to this pool committee as the "Unique Tankers pool committee" and to General Maritime Management LLC as "GMM". Unipec has the right to appoint one member of the Unique Tankers pool committee while GMM has the right to appoint two members and to determine the number and identity of additional members. The Unique Tankers pool committee currently consists of three members. The Unique Tankers agency agreement continues in full force and effect until terminated by either party, and may be terminated by either party on 90 days' prior written notice with a provision for outstanding commitments to be performed. As the Company currently consolidates Unique Tankers' operating results, all the transactions and balances between the Company and Unique Tankers are eliminated on the consolidated financial statements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Cash and Working Capital" for more information on our treatment of Unique Tankers for accounting purposes.

        Unique Tankers charters-in tanker vessels under time charters providing vessel owners with a charter hire based on the earnings of all of the vessels entered in the Unique Tankers pool and pool weightings assigned to the vessels pursuant to pool participation agreements entered into with vessel owners. We refer to these vessels as "Unique Tankers pool vessels". In turn, Unique Tankers deploys Unique Tankers pool vessels as agent of the vessel owners/disponent owners to its customers. While the pool weightings, or "pool points", in the Unique Tankers pool are determined pursuant to pool participation agreements entered into by pool members, they are generally based on factors such as the age, DWT, carrying capacity, speed and fuel consumption of the vessels deployed in the pool. Pool participation agreements entered into by pool members may also provide the Unique Tankers pool committee with the right to require pool members to make working capital commitments to the pool from time to time. Subject to the direction of the Unique Tankers pool committee, GMM acts as the Unique Tankers pool manager, providing administrative services to Unique Tankers such as the calculation and distribution of pool profits to the pool members in accordance with the pool participation agreements, and preparation of budgets for the pool, including the amount of working capital commitments the Unique Tankers pool may from time to time require from pool members. GMM also oversees, monitors and assists with, as requested, commercial management of the Unique Tankers pool vessels. GMM receives from Unique Tankers a fixed fee of $200 per day for each Unique Tankers pool vessel for such services. Pursuant to the Unique Tankers agency agreement, Unipec has been appointed by Unique Tankers to act as the exclusive commercial manager of the Unique Tankers pool vessels, and as compensation receives a certain percentage of the gross voyage revenues obtained by each Unique Tankers pool vessel. We refer to these payments to Unipec as the "Unique Tankers agency fee". For Unique Tankers pool vessels owned by our wholly-owned subsidiaries, or "Genmar vessels", the Unique Tankers agency fee for each vessel type (i.e. Suezmax or VLCC) is (i) 1.25% for each Genmar vessel if Unipec is managing fewer than 25 Genmar vessels of such vessel type; 1.15% if Unipec is managing more than 24 and less than 40 Genmar vessels of such vessel type; and 1% if Unipec is managing 40 or more Genmar vessels of such vessel type, in each case being a percentage of gross freight, demurrage, deadfreight, miscellaneous revenues and charter hire obtained by each Genmar vessel; less (ii) $200 per day per Genmar vessel provided that the agency fee shall not at any time be less than 1% of such amounts referenced in clause (i) above. For the year ended December 31, 2013 and the six months ended June 30, 2014, the Unique Tankers agency fee amounted to $491,000 and $404,000, respectively, and is included in "Vessel Pool Arrangements" in the notes to our consolidated financial statements for these periods. See Note 17 to the financial statements for the years ended December 31, 2013 and December 31, 2012 and Note 15 to the financial statements for the six months ended June 30, 2014 and June 30, 2013 included elsewhere in this prospectus. Under the Unique Tankers agency agreement, Unique Tankers is required to reimburse Unipec for all invoiced expenses of Unique Tankers pool vessels, including bunkers. Unipec has the authority to enter into charterparties of two years or less without seeking prior approval of Unique Tankers. Currently, all of the Unique Tankers pool vessels are Genmar vessels.

        Unipec has agreed that it will not manage vessels other than Unique Tankers pool vessels without giving Unique Tankers a right of first refusal and will manage Unique Tankers pool vessels on terms at least as favorable as those for any other vessels managed by Unipec. Under an exclusivity side letter, we have agreed not to establish or operate Suezmax or VLCC crude oil tankers in the spot market without the prior approval of Unipec during the term of the Unique Tankers agency agreement. Also, under an option side letter, GMM has granted Unipec an option to purchase all of GMM's membership interests in Unique Tankers for $150,000, which option will be exercisable at any time during the term of the Unique Tankers agency agreement. Through June 30, 2014, seven of our VLCC tankers and 12 of our Suezmax tankers have entered the Unique Tankers pool. The pool participation agreement entered into by us as agent for our subsidiaries with Unique Tankers provides that if we wish to withdraw a vessel from the Unique Tankers pool we must give at least three months' prior written notice of such intention and the withdrawal may be deferred by the Unique Tankers pool committee if it determines that the contractual commitments of the Unique Tankers pool as of the date of the withdrawal notice cannot be fulfilled if the vessel were to be withdrawn on the requested date. Upon at least six months' notice, the Unique Tankers pool committee has the right to require a pool member to withdraw its vessel from the Unique Tankers pool.

        For more information on a previous pool we have participated in, see "2011 VLCC Pool" in Note 17 to the financial statements for the years ended December 31, 2013 and December 31, 2012 included elsewhere in this prospectus.

Oil Major Vetting Process

        Shipping in general and crude tankers in particular, have been, and will remain, heavily regulated. Many international and national rules, regulations and other requirements—whether imposed by the classification societies, international statutes, national and local administrations or industry—must be complied with in order to enable a shipping company to operate and a vessel to trade.

        Traditionally there have been relatively few large players in the oil trading business and the industry is continuously consolidating. The so-called "oil majors," such as BP, Chevron, Conoco Phillips, Exxon, Petrobras, Shell, Sinopec, Statoil and Total, together with a few smaller companies, represent a significant percentage of the production, trading and, especially, shipping logistics (terminals) of crude and refined products worldwide. Concerns for the environment, health and safety have led the oil majors to develop and implement a strict due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel.

        While many parameters are considered and evaluated prior to a commercial decision, the oil majors, through their association, the Oil Companies International Marine Forum, or "OCIMF," have developed and are implementing two basic tools: (a) SIRE, the Ship Inspection Report Exchange, and (b) the Tanker Management & Self Assessment, or "TMSA" program. The former is a physical ship inspection protocol based upon a thorough vessel inspection questionnaire, and performed by accredited OCIMF inspectors, resulting in a report being logged on SIRE, while the latter is a recent addition to the risk assessment tools used by the oil majors.

        Based upon commercial needs, there are three levels of risk assessment used by the oil majors: (a) terminal use, which will clear a vessel to call at one of the oil major's terminals; (b) voyage charter, which will clear the vessel for a single voyage; and (c) term charter, which will clear the vessel for use for an extended period of time. The depth, complexity and difficulty of each of these levels of assessment vary. While for the terminal use and voyage charter relationships a ship inspection and the operator's TMSA will be sufficient, a longer term charter relationship also requires a thorough office assessment. In addition to the commercial interest on the part of the oil major, an excellent safety and environmental protection record is necessary to ensure an office assessment is undertaken.

        We believe that we benefit from our technical managers' track record of successful audits by major international oil companies. See "Business—Operations and Ship Management" below for more information about our technical managers.

Operations and Ship Management

        Our management team and other employees, including the management and employees of our wholly-owned subsidiary, GMM, are responsible for the commercial and strategic management of our fleet. (See "Business—Unique Tankers Pool" for information regarding the commercial management of the vessels we have entered into the Unique Tankers pool.) Commercial management involves negotiating charters for vessels, managing the mix of various types of charters, such as time charters, voyage charters and spot market-related time charters, and monitoring the performance of our vessels under their charters. Strategic management involves locating, purchasing, financing and selling vessels.

        We utilize the services of independent technical managers for the technical management of our fleet (including the vessels we have deployed in the Unique Tankers pool). We currently contract with Anglo Eastern Ship Management, Northern Marine Management, Wallem, OSM Ship Management and Selandia Ship Management, independent technical managers, for our technical management. Technical management involves the day-to-day management of vessels, including performing routine maintenance, attending to vessel operations, arranging for crews and supplies and providing safety, quality and environmental management, operational support, crewing shipyard supervision, insurance and financial management services. Members of our New York City-based corporate technical department oversee the activities of our independent technical managers. The head of our technical management team has over 38 years of experience in the shipping industry.

        Anglo Eastern Ship Management, founded in 1974, Northern Marine Management, founded in 1983, Wallem, founded in 1903, OSM Ship Management, founded in 1989 and Selandia Ship Management, founded in 1995, are among the largest ship management companies in the world. These technical managers are known worldwide for their agency networks, covering all major ports in Germany, Norway, China, Hong Kong, Thailand, Malaysia, Indonesia, the Philippines, India and Singapore. These technical managers hold themselves to strict quality standards and provide services to over 1,000 vessels of all types, including VLCCs, Suezmax vessels, Aframax vessels, Panamax vessels and Handymax product carriers.

        Under our technical management agreements, our technical manager is obligated to:

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  provide qualified personnel to ensure safe vessel operation;

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  arrange and supervise the maintenance of our vessels to our standards to assure that our vessels comply with applicable national and international regulations and the requirements of our vessels' classification societies including arranging and conducting vessel dry-dockings;

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  select and train the crews for our vessels, including assuring that the crews have the correct certificates for the types of vessels on which they serve;

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  warrant the compliance of the crews' licenses with the regulations of the vessels' flag states and the International Maritime Organization, or IMO;

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  arrange the supply of spares and stores and lubricating oil for our vessels;

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  report expense transactions to us, and make its procurement and accounting systems available to us in accordance with the Sarbanes-Oxley Act of 2002; and

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  ensure that our vessels are acceptable to customers for the safe carriage of cargo.

        Our crews inspect our vessels and perform ordinary course maintenance, both at sea and in port. Our vessels are regularly inspected by technical management staff and specific notations and recommendations are made for improvements to the overall condition of the vessel, maintenance of the vessel and safety and welfare of the crew.

        Our wholly-owned subsidiary General Maritime Management (Portugal) Lda historically provided technical management for a significant number of our vessels and still provides technical management for one of our vessels. As described under "Management's Discussion and Analysis of Financial Condition and Result of Operations—Closing of Portugal Office" we are in the process of closing our Portugal office and expect that all of our vessels will be managed by third-party technical managers at the time of the consummation of this offering.

        See "—VLCC Newbuildings" regarding our arrangement with Scorpio Ship Management regarding the supervision of the construction of VLCC newbuildings.

Employees

        As of September 30, 2014, we employed approximately 35 office personnel. Fourteen of these employees (of which thirteen are located in New York City and one is located Houston, Texas) manage the commercial operations of our business and oversee the technical management of our fleet.

        As of September 30, 2014, we employed approximately 20 employees located in Lisbon Portugal, who managed certain of the technical operations of our business, and were subject to a local company employment collective bargaining agreement which covers the main terms and conditions of their employment. As part of our strategy to outsource the technical management of our fleet, we announced the closure of our Portugal offices to our employees in April 2014 and expect the closure to be completed prior to April 1, 2015. We are transferring the management of the vessels that have been managed by the Portugal office to a third-party ship manager having its principal office in Mumbai, India. We commenced the transfer of management of the vessels in May 2014 and management of all but one of our vessels has been transferred as of September 30, 2014. We expect that the transfer of management of this final vessel will be completed prior to the consummation of this offering. We have been successful in retaining the skills and experience of the majority of our crew by securing their employment at one of our independent managers, preserving years of knowledge and experience specifically on our vessels and reducing switching costs.

        As of September 30, 2014, we employed three employees located in Novorossiysk, Russia who procured crews for one of our vessels. As part of our strategy to outsource technical management of our fleet, we completed the closure of our India office (which had two employees) in September, 2014 and we expect to close our Russian office by February 1, 2015 and outsource technical management of all of our vessels to third-party technical managers so that all of our crews for our vessels will be provided by third-party managers. We expect one of our third-party technical managers to replace the functions currently performed by our Russian office.

        As of September 30, 2014, we employed approximately 25 seaborne personnel to crew one of our vessels. Crews for our remaining vessels were provided by third-party managers and we expect that upon consummation of this offering, crews for all of our vessels will be provided by third-party managers. Our technical managers are responsible for locating and retaining qualified officers for our vessels subject to third-party management arrangements. The crewing agencies handle each seaman's training, travel and payroll, and ensure that all the seamen on our vessels have the qualifications and licenses required to comply with international regulations and shipping conventions. We typically man our vessels with more crew members than are required by the country of the vessel's flag in order to allow for the performance of routine maintenance duties.

        We place great emphasis on attracting qualified crew members for employment on our vessels. Recruiting qualified senior officers has become an increasingly difficult task for vessel operators. We believe that we pay competitive salaries and provide competitive benefits to our personnel. We believe that the well-maintained quarters and equipment on our vessels help to attract and retain motivated and qualified seamen and officers. Our crew management services contractors have collective bargaining agreements that cover all the junior officers and seamen whom they provide to us.

Our Customers

        We have strong relationships with our customers, which include major international oil companies and commodities trading firms such as BP, Chevron, Clearlake, Exxon, Petrobras, S-Oil, Shell, Valero and Vitol. During the year ended December 31, 2013, one of our customers, Unipec accounted for 12.2% of our voyage revenues (including revenue from the Unique Tankers pool). See "Risk Factors—We receive a significant portion of our revenues from a limited number of customers, and the loss of any customer could result in a significant loss of revenues and cash flow." for certain risks related to our reliance on key customers.

Insurance

        General Operational Risks.    The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism and other circumstances or events. In addition, the transportation of crude oil is subject to the risk of spills, and business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts. The U.S. Oil Pollution Act of 1990, or "OPA" has made liability insurance more expensive for ship owners and operators imposing potentially unlimited liability upon owners, operators and bareboat charterers for oil pollution incidents in the territorial waters of the United States. We believe that our current insurance coverage is adequate to protect us against the principal accident-related risks that we face in the conduct of our business.

        Liability Risks: Protection and Indemnity Insurance.    Our protection and indemnity insurance, or "P&I insurance," covers, subject to customary deductibles, policy limits and extensions, third-party liabilities and other related expenses from, among other things, injury or death of crew, passengers and other third parties, claims arising from collisions, damage to cargo and other third-party property and pollution arising from oil or other substances. Our current P&I insurance coverage for pollution is the maximum commercially available amount of $1.0 billion per tanker per incident and is provided by mutual protection and indemnity associations. Our current P&I Insurance coverage for non-pollution losses is $3.0 billion per tanker per incident. Each of the vessels currently in our fleet is entered in a protection and indemnity association which is a member of the International Group of Protection and Indemnity Mutual Assurance Associations, or the "International Group." The 13 protection and indemnity associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each protection and indemnity association has capped its exposure to this pooling agreement at $4.3 billion. As a member of protection and indemnity associations, which are, in turn, members of the International Group, we are subject to calls payable to the associations based on the International Group's claim records as well as the claim records of all other members of the individual associations and members of the pool of protection and indemnity associations comprising the International Group.

        Marine Risks: Hull and Machinery and War Risks.    Our hull and machinery insurance covers actual or constructive total loss from covered risks of collision, fire, heavy weather, grounding and engine failure or damages from same. Our war risk insurance covers risks of confiscation, seizure, capture, vandalism, sabotage and other war-related risks. Such coverage is subject to policy deductibles. Our loss-of-hire insurance covers loss of revenue for up to 90 days resulting from vessel off hire for each of our vessels, with a 14-day deductible.

Competition

        International seaborne transportation of crude oil and other petroleum products is provided by two main types of operators: fleets owned by independent companies and fleets operated by oil companies (both private and state-owned). Many oil companies and other oil trading companies, the primary charterers of the vessels we own, also operate their own vessels and transport oil for themselves and third-party charterers in direct competition with independent owners and operators. Competition for charters is intense and is based upon price, vessel location, the size, age, condition and acceptability of the vessel, and the quality and reputation of the vessel's operator.

        Other significant operators of vessels carrying crude oil and other petroleum products include American Eagle Tankers Inc. Limited, Frontline, Ltd., Overseas Shipholding Group, Inc., Teekay Shipping Corporation and Tsakos Energy Navigation. There are also numerous, smaller vessel operators.

        See "Risk Factors" above for a discussion of certain negative factors pertaining to our competitive position.

Permits and Authorization

        Government regulations and laws significantly affect the ownership and operation of our vessels. We are subject to international conventions and national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered and compliance with such laws, regulations and other requirements may entail significant expense.

        Our vessels are subject to both scheduled and unscheduled inspections by a variety of government, quasi-governmental and private organizations, including local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state administrations (countries of registry) and charterers. Our failure to maintain permits, licenses, certificates or other approvals required by some of these entities could result in penalties or require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

        We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as one comparable to the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation, regulation or other requirements that could negatively affect our profitability.

Ship Safety

      Vessel Security Regulations

        Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security, such as the Maritime Transportation Security Act of 2002, or "MTSA." To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the U.S. Environmental Protection Agency or the "EPA."

        Similarly, in December 2002, amendments to the International Maritime Organization (IMO) International Convention for the Safety of Life at Sea of 1974, or "SOLAS," created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the "ISPS Code." The ISPS Code is designed to enhance the security of ports and ships against terrorism. Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Goods Code, or IMDG Code. To trade internationally, a vessel must attain an International Ship Security Certificate, or "ISSC," from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

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  on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

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  on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

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  the development of vessel security plans;

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  ship identification number to be permanently marked on a vessel's hull;

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  a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

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  compliance with flag state security certification requirements.

        A ship operating without a valid certificate may be detained at port until it obtains an ISSC, or may be expelled from port or refused entry at port.

        Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures provided such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

      Safety Management System Requirements

        In addition to SOLAS, the IMO also adopted the International Convention on Load Lines, or the "LL Convention." SOLAS and the LL Convention impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS Convention and LL Convention standards. May 2012 SOLAS amendments entered into force as of January 1, 2014. The Convention on Limitation of Liability for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship owners. We believe that all our vessels will be in substantial compliance with SOLAS and LL Convention standards.

        The operation of our ships is also affected by the requirements set forth in Chapter IX of SOLAS, which sets forth the IMO's International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We rely upon the safety management systems that we and our technical managers have developed for compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

        The ISM Code requires that vessel operators obtain a safety management certificate, or "SMC," for each vessel they operate. This certificate evidences compliance by a vessel's operators with the ISM Code requirements for a safety management system, or "SMS." No vessel can obtain an SMC under the ISM Code unless its manager has been awarded a document of compliance, or "DOC," issued in most instances by the vessel's flag state. We believe that we have all material requisite documents of compliance for our offices and safety management certificates for all of our vessels for which such certificates are required by the IMO. We renew these documents of compliance and safety management certificates as required.

Properties

        We lease three properties which house offices used in the administration of our operations: a property of approximately 24,000 square feet in New York, New York, a property of approximately 11,500 square feet in Lisbon, Portugal and a property of approximately 750 square feet in Novorossiysk, Russia. We do not own or lease any production facilities, plants or similar real properties. As discussed above in "Operations and Ship Management" we are in the process of closing our Portugal office and expect the closure to be complete prior to April 1, 2015. The lease for the Portugal office terminates in February 2015. We also expect to close our Russian office by February 1, 2015.

Inspection by Classification Societies

        Every oceangoing vessel must be evaluated, surveyed and approved by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

        The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

        For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classes are required to be performed as follows:

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  Annual Surveys:  For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, within three months before or after each anniversary date of the date of commencement of the class period indicated in the certificate.

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  Intermediate Surveys:  In addition to annual surveys, intermediate surveys typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys are to be carried out at or between the occasion of the second or third annual survey.

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  Class Renewal Surveys:  Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a vessel owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. Upon a vessel owner's request, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

        All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

        Most vessels under 15 years old undergo an intermediate survey every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the vessel owner within prescribed time limits. For vessels 15 years and older, a class renewal survey is performed every 30 months.

        Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All of our vessels have been certified as being "in class" by a recognized classification society. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard agreements.

Seasonality

        Tanker markets are typically stronger in the fall and winter months (the fourth and first quarters of the calendar year) in anticipation of increased oil consumption in the Northern Hemisphere during the winter months. See "Risk Factors—Our operating results may fluctuate seasonally" for more information regarding risks relating to seasonality.

Chapter 11 Reorganization

        On November 17, 2011, which we refer to as the "petition date," we and substantially all of our subsidiaries (with the exception of those in Portugal, Russia and Singapore, as well as certain inactive subsidiaries), which we refer to collectively as the "debtors," filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York, which we refer to as the "Bankruptcy Court," under Case No. 11-15285 (MG), which we refer to as the "Chapter 11 cases." On January 31, 2012, the debtors filed a joint plan of reorganization with the Bankruptcy Court. We refer to the joint plan of reorganization as amended, modified and confirmed by the Bankruptcy Court as the "Chapter 11 plan." The Bankruptcy Court entered an order, which we refer to as the "confirmation order," confirming the Chapter 11 plan on May 7, 2012. The debtors served notice of the entry of the confirmation order on May 10, 2012 and May 11, 2012.

        On May 17, 2012, which we refer to as the "effective date," the debtors completed their financial restructuring and emerged from Chapter 11 through a series of transactions contemplated by the Chapter 11 plan, and the Chapter 11 plan became effective pursuant to its terms. The debtors served notice of the occurrence of the effective date on May 18, 2012 and May 22, 2012.

        Pursuant to the Chapter 11 plan, we adopted articles of incorporation which provided for a single class of Common Stock. Among other things, the Chapter 11 plan provided for the issuance of 200,011 shares of Common Stock to our prepetition general unsecured creditors and a total of 9,800,560 shares of Common Stock to investment entities of Oaktree Capital Management L.P. We refer to Oaktree Capital Management L.P. and/or one or more of its investment entities and the funds managed by it as "Oaktree." Of the 200,011 shares allocated to our unsecured creditors, 195,070 shares have, as of November 6, 2014, been distributed to creditors and 4,941 shares remain in an escrow account in respect of disputed claims. To the extent that any shares remain in escrow following resolution of the disputed claims, they will either be distributed pro rata to holders of claims which were previously allowed, or if the amount remaining is de minimis, they will be returned to us. Although these escrowed shares are not treated as outstanding for purposes of voting, when referencing outstanding shares or issued shares in this prospectus, we will, unless otherwise indicated by context, treat the escrowed shares as if they are outstanding and issued to holders of allowed general unsecured claims. See "Shares Eligible for Future Sale—Sale of Restricted Shares" for more information regarding the issuance of these shares.

        For more information on our Chapter 11 reorganization, see Note 2 to the financial statements for the years ended December 31, 2013 and December 31, 2012 included elsewhere in this prospectus.

Environmental and Other Regulations

      International Maritime Organization (IMO)

        The United Nations' International Maritime Organization, or the "IMO," has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 and updated through various amendments relating thereto (collectively referred to as MARPOL 73/78 and herein as "MARPOL"). MARPOL entered into force on October 2, 1983. It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate. MARPOL sets forth pollution-prevention requirements applicable to drybulk carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

        In 2012, the IMO's Marine Environmental Protection Committee, or MEPC, adopted a resolution amending the International Code for the Construction of Equipment of Ships Carrying Dangerous Chemicals in Bulk, or the IBC Code. The provisions of the IBC Code are mandatory under MARPOL and the IMO International Convention for the Safety of Life at Sea of 1974, or "SOLAS." These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. We may need to make certain financial expenditures to comply with these amendments.

        In 2013, the MEPC adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or CAS. These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or ESP Code, which provides for enhanced inspection programs. We may need to make certain financial expenditures to comply with these amendments.

        Air Emissions.    In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons. "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance. Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions known as "Emission Control Areas," or "ECAs" (see below).

        The MEPC adopted amendments to Annex VI on October 10, 2008, which amendments were entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018. The amended Annex VI also establishes new tiers of stringent nitrogen oxide emission standards for new marine engines developed after the date of installation.

        Sulfur content standards are even stricter within certain ECAs. By January 1, 2015, ships operating within an ECA may not use fuel with sulfur content in excess of 0.10%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the Baltic Sea, the North Sea and certain coastal areas of North America and the Caribbean Sea have been so designated. Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures, operational changes, or otherwise increase the costs of our operations.

        The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

        As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships in part to address greenhouse gas emissions. This included the requirement that all new ships utilize the Energy Efficiency Design Index, or "EEDI", and that all ships use the Ship Energy Management Plan, or "SEEMP."

        We believe that all our vessels will be compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

        Pollution Control and Liability Requirements.    The IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping tonnage. To date, there has not been sufficient adoption of this standard for it to take force, but it is close and papers were recently submitted to the IMO proposing solutions to implementation problems. Many of the implementation dates originally written into the BWM Convention have already passed, so on December 4, 2013, the IMO Assembly passed a resolution revising the dates of applicability of the requirements of the BWM Convention so that they are triggered by the entry into force date, and not the dates originally in the BWM Convention. This in effect makes all vessels constructed before the entry into force date 'existing vessels,' and delayed the date for installation of ballast water management systems on vessels until the first renewal survey following entry into force of the convention. Upon entry into force of the BWM Convention, mid-ocean ballast exchange would become mandatory. When mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for owners or operators of ocean carriers, and the costs of ballast water treatment may be material.

        The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the "Bunker Convention," to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the relevant national or other domestic laws in the jurisdiction where the events or damages occur.

        The IMO has also adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000, or the "CLC." Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's personal fault and under the 1992 Protocol where the spill is caused by the shipowner's personal act or omission or by intentional or reckless conduct where the shipowner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident.

        Noncompliance with the IMO's International Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, or other IMO regulations may subject the vessel owner or bareboat charterer to increased liability, lead to decreases in available insurance coverage for affected vessels or result in the denial of access to, or detention in, some ports. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future.

        Anti-Fouling Requirements.    In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the "Anti-fouling Convention." The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels after September 2003. Vessels of over 400 gross tons engaged in international voyages will be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.

        The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

        The U.S. Oil Pollution Act of 1990, or "OPA", established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade with the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone around the United States. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or "CERCLA," which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define "owner and operator" "in the case of a vessel as any person owning, operating or chartering by demise, the vessel." Both OPA and CERCLA impact our operations.

        Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

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  injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

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  injury to, or economic losses resulting from, the destruction of real and personal property;

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  net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

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  loss of subsistence use of natural resources that are injured, destroyed or lost;

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  lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

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  net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

        OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective July 31, 2009 the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million per double hull tanker that is greater than 3,000 gross tons (subject to periodic adjustments for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under certain provisions of the U.S. Clean Water Act or the Intervention on the High Seas Act.

        CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

        OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

        OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

        We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

        Other United States Environmental Regulations.    The U.S. Clean Water Act, or the "CWA," prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, most U.S. States that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. The Environmental Protection Agency, or "EPA," recently proposed revisions to the CWA.

        The EPA requires a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within U.S. waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or "VGP." For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or "NOI," at least 30 days before the vessel operates in U.S. waters. On March 28, 2013, the EPA re-issued the VGP for another 5 years. This VGP took effect on December 19, 2013. The VGP focuses on authorizing discharges incidental to operations of commercial vessels and the new VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, more stringent requirements for gas scrubbers and the use of environmentally acceptable lubricants.

        U.S. Coast Guard, or "USCG," regulations adopted, and proposed for adoption, under the U.S. National Invasive Species Act, or "NISA," also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, which require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our vessels from entering U.S. waters. The USCG must approve any technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet the foregoing standards.

        Notwithstanding the foregoing, as of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the USCG has provided waivers to vessels which cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.

        Compliance with the VGP could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our vessels from entering United States waters. In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP. We submit NOIs for our vessels where required and do not believe that the costs associated with obtaining and complying with the VGP have a material impact on our operations.

        The U.S. Clean Air Act of 1970 (including its amendments in 1977 and 1990), or the "CAA," requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State

Implementation Plans, or "SIPs," designed to attain national health-based air quality standards in each state. Although state-specific SIPS may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements.

European Union Regulations

        In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member States were required to enact laws or regulations to comply with the directive by the end of 2010. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

        The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.

Greenhouse Gas Regulation

        Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. As of January 2013, all ships must comply with mandatory requirements adopted by the IMO's Maritime Environment Protection Committee, or "MEPC," in July 2011 relating to greenhouse gas emissions. All ships are required to follow Ship Energy Management Plans, or "SEEMPs." Now, the minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index, or "EEDI," applies to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the implementation of market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In April 2013, the European Parliament rejected proposed changes to the European Union Emissions Law regarding carbon trading. In June 2013, the European Commission developed a strategy to integrate maritime emissions into the overall European Union Strategy to reduce greenhouse gas emissions. If the strategy is adopted by the European Parliament and Council, large vessels using European Union ports would be required to monitor, report, and verify their carbon dioxide emissions beginning in January 2018. In December 2013, the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety, and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

International Labour Organization

        The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. The MLC 2006 came into force on August 20, 2013.

Taxation of the Company

        This discussion is based on the Internal Revenue Code of 1986, as amended, or the "Code," existing final and temporary regulations thereunder, and current administrative rulings and court decisions, all as in effect on the date of this registration statement and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

        We have made special U.S. tax elections in respect of each of the shipowning or operating subsidiaries that are potentially subject to tax as a result of deriving income attributable to the transportation of cargoes to or from the United States. The effect of the special U.S. tax elections is to ignore or disregard the subsidiaries for which elections have been made as separate taxable entities from that of their parent, General Maritime Corporation. Therefore, for purposes of the following discussion, General Maritime Corporation, and not the subsidiaries subject to this special election, will be treated as the owner and operator of the subsidiary vessels and as receiving the income from these vessels.

      Taxation of Operating Income: In General

        Unless exempt from U.S. federal income taxation, a foreign corporation is subject to U.S. federal income tax in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States, which we refer to as "U.S.-source shipping income."

        For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes U.S.-source shipping income.

        Shipping income attributable to transportation exclusively between non-U.S. ports will be not be considered U.S. source shipping income and such income will not be subject to U.S. federal income tax. Shipping income attributable to transportation exclusively between U.S. ports will be considered to be 100% derived from U.S. sources. However, due to prohibitions under U.S. law, we do not engage in transportation exclusively between U.S. ports.

        Unless exempt from tax under Section 883 of the Code, our gross U.S. source shipping income generally would be subject to a 4% tax imposed without allowance for deductions, unless such income is "effectively connected" with the conduct of a U.S. trade or business, as described below under "Taxation in Absence of Section 883 Exemption."

      Exemption of Operating Income from U.S. Federal Income Taxation

        Under Section 883 of the Code and the regulations thereunder, or "Section 883", a foreign corporation will be exempt from U.S. federal income taxation on its U.S. source shipping income if, in addition to satisfying certain substantiation and reporting requirements, the foreign corporation:

          (a)   is organized in a qualified foreign country, which is one that grants an "equivalent exemption" from tax to corporations organized in the U.S. in respect of each category of shipping income for which exemption is being claimed under Section 883, and to which we refer as the "country of organization test"; and

          (b)   either:

            (1)   more than 50% of the value of its stock generally is beneficially owned, directly or indirectly, by "qualified shareholders," which include individuals who are "residents" of a qualified foreign country, to which we refer as the "50% ownership test";

            (2)   one or more classes of its stock representing, in the aggregate, more than 50% of the combined voting power and value of all classes of its stock are "primarily and regularly traded on one or more established securities markets" in a qualified foreign country or in the U.S. (subject to certain exceptions), to which we refer as the "publicly traded test"; or

            (3)   it is a "controlled foreign corporation" and one or more qualified U.S. persons generally own more than 50 percent of the total value of all the outstanding stock, to which we refer as the "CFC test."

        The Marshall Islands, the jurisdiction where we are incorporated, has been officially recognized by the IRS as a qualified foreign country that currently grants the requisite equivalent exemption from tax in respect of each category of shipping income we expect to earn in the future. Therefore, we will satisfy the country of organization test and would be exempt from U.S. federal income taxation with respect to our U.S. source shipping income if we are able to satisfy any one of the 50% ownership test, the publicly traded test or the CFC test. As discussed further below, as of the date of this Registration Statement, it is not clear whether we will satisfy any of these tests.

        For purposes of the publicly traded test, the Treasury Regulations under Section 883 provide, in pertinent part, that a class of stock will be considered to be "primarily traded" on an established securities market in a country if the number of shares of such class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares of such stock that are traded during that year on established securities markets in any other single country. Our common shares, which constitute our sole class of issued and outstanding shares, are "primarily traded" on the NYSE.

        A class of stock will be considered to be "regularly traded" on an established securities market if (a) such class of stock is listed on such market, (b) such class of stock is traded on such market, other than in minimal quantities, on at least 60 days during the taxable year or one sixth of the days in a short taxable year, and (c) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year, or as appropriately adjusted in the case of a short taxable year. The Treasury Regulations provide that the trading frequency and trading volume tests under (b) and (c) in the immediately preceding sentence will be deemed satisfied if a class of stock is traded on an established securities market in the U.S. and is regularly quoted by dealers making a market in such stock. Subject to the five percent override rule described below, we anticipate that we will satisfy these tests and that, as a result, our common shares will be considered to be "regularly traded" on the NYSE.

        Notwithstanding the foregoing, Section 883 also provides, in pertinent part, that a class of stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the outstanding shares of such class of stock are owned on more than half the days during the taxable year by persons who each own 5% or more of the outstanding shares of such class of stock, to which we refer as the "five percent override rule." For purposes of identifying the persons who actually or constructively own 5% or more of our common shares, or "5% shareholders", we may rely on Schedule 13G and Schedule 13D filings with the SEC. An investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for these purposes. The "five percent override rule" will not apply if we can substantiate that the number of our common shares owned for more than half of the number of days in the taxable year (1) directly or indirectly, applying attribution rules, by our qualified shareholders and (2) by our non-5% shareholders is greater than 50% of our outstanding common shares.

        Based on the current ownership of our common shares, the five percent override will apply with respect to 2014. It is not clear whether 5% shareholders will own more than 50% of our common shares for more than half the days in 2015 or in any future taxable year. If the five percent override rule applies, we believe we would have significant difficulty in satisfying the exception to the five percent override rule described in the immediately preceding paragraph. Thus, we may not satisfy the publicly traded test in 2015 or in any future taxable year. It is also not clear whether we would satisfy the 50% ownership test or the CFC test. Thus, we may not be eligible to claim exemption from U.S. federal income tax under Section 883 in 2015 or in any future taxable year.

      Taxation in Absence of Section 883 Exemption

        If the exemption under Section 883 does not apply, our gross U.S.-source shipping income would be subject to a 4% tax, without allowance for deductions, unless such income is effectively connected with the conduct of a U.S. trade or business, as described below. We refer to income which is effectively connected with the conduct of a U.S. trade or business as "effectively connected income." As a result of the sourcing rules described above, no more than 50% of our gross shipping income would be treated as U.S. source shipping income because we do not operate exclusively between U.S. ports. Thus, the maximum effective rate of U.S. federal income tax on our non-effectively connected shipping income would never exceed 2%.

        To the extent our U.S. source shipping or non-shipping income is considered to be effectively connected income, as described below, any such income, net of applicable deductions, would be subject to the U.S. federal corporate income tax, currently imposed at graduated rates of up to 35%. In addition, we may be subject to a 30% "branch profits" tax on such income, and on certain interest paid (or deemed paid) that is attributable to the conduct of our U.S. trade or business.

        Our U.S.-source shipping income would be considered "effectively connected income" only if:

  •
  we have, or are considered to have, a fixed place of business in the United States involved in the earning of U.S. source shipping income; and

  •
  substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

        We do not intend to have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on our current shipping operations and the expected mode of our future shipping operations and other activities, we believe that none of our U.S. source shipping income will be "effectively connected income." However, we may from time to time generate non-shipping income that may be treated as effectively connected income.

      U.S. Taxation of Gain on Sale of Vessels

        Provided we and our subsidiaries qualify for exemption from U.S. federal income tax under Section 883 in respect of our shipping income, gain from the sale of a vessel likewise should generally be exempt from tax under Section 883. If, however, our gain does not, for whatever reason, qualify for exemption under Section 883, then such gain could be subject to U.S. federal income tax on a net basis at graduated rates or on a gross basis at the 4% rate and the branch profits tax regime described above.

      Certain State, Local and Non-U.S. Tax Matters

        We may be subject to state, local or non-U.S. income or non-income taxes in various jurisdictions, including those in which we transact business, own property or reside. We may be required to file tax returns in some or all of those jurisdictions. Our state, local or non-U.S. tax treatment may not conform to the U.S. federal income tax treatment discussed above. We may be required to pay non-U.S. taxes on dispositions of foreign property and foreign operations may give rise to non-U.S. income or other tax liabilities in amounts that could be substantial.

        The various tax regimes to which we are currently subject result in a relatively low effective tax rate on our world-wide income. These tax regimes, however, are subject to change, possibly with retroactive effect. Moreover, we may become subject to new tax regimes and may be unable to take advantage of favorable tax provisions afforded by current or future law.

Legal Proceedings

      Genmar Progress

        In August 2007, an oil sheen was discovered and reported by shipboard personnel in the vicinity of the Genmar Progress, in Guayanilla Bay, Puerto Rico. Subsequently, the U.S. Coast Guard formally designated the Genmar Progress as a source of the pollution incident. In October 2010, the United States, GMR Progress, LLC, and General Maritime Management (Portugal) L.d.A. executed a Joint Stipulation and Settlement Agreement. Pursuant to the terms of this agreement, the United States agreed to accept $6,273,000 in full satisfaction of oil spill response costs of the Coast Guard and certain natural damage assessment costs incurred through the date of settlement. The settlement had been paid in full by the vessel's protection & indemnity underwriters.

        In April 2013, the Natural Resource Trustees for the United States and the Commonwealth of Puerto Rico, or the "Trustees," submitted a claim to GMR Progress, LLC and General Maritime Management (Portugal) L.d.A. for alleged injury to natural resources as a result of this oil spill, primarily seeking monetary damages in the amount of $4,940,000 for both loss of beach use and compensation for injury to natural resources such as mangroves, sea grass and coral. On July 7th, 2014, the Trustees presented a revised claim for $7,851,468, consisting of $848,396 for loss of beach use, $4,905,959 for injuries to mangroves, sea grass and coral, $83,090 for uncompensated damage assessment costs and $2,014,023 for a 35% contingency for monitoring and oversight. This claim is disputed and has been reported to the vessel's protection & indemnity underwriters, who are expected to fund the settlement of any such claim.

      General

        From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. While we expect that these claims would be covered by our existing insurance policies, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had, a significant effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity. See "Risk Factors—We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us."

Exchange Controls

        Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

MANAGEMENT

Directors, Executive Officers, and Significant Employees

      Our Current Directors, Executive Officers and Significant Employees

        Our Board of Directors currently consists of                        directors. We refer to our board of directors as the "Board" and each member of our Board as a "director."

        Set forth below are the names, ages, and positions of our executive officers and directors as of September 30, 2014. The business address of each of our directors and executive officers listed below is 299 Park Avenue, Second Floor, New York, NY 10171.

Name	Age	Position
Peter C. Georgiopoulos	53	Chairman and Director
John P. Tavlarios	53	President, Chief Executive Officer, and Director
Leonard J. Vrondissis	37	Chief Financial Officer and Executive Vice President
Milton H. Gonzales, Jr.	60	Manager and Technical Director of GMM
Sean Bradley	38	Manager and Commercial Director of GMM

      Composition of our Board Upon Consummation of this Offering

        Upon consummation of this offering, our Board will be comprised of seven directors. Under our amended and restated Articles of Incorporation as they will be in effect upon consummation of this offering, the Board will be classified into the following three classes having staggered three-year terms, so that the term of one class expires at each annual meeting of shareholders:

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  Class I directors.              are class I directors whose terms expire at the annual meeting of shareholders to be held in 2015.

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  Class II directors.              are class II directors whose terms expire at the annual meeting of shareholders to be held in 2016; and

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  Class III directors.              are class III directors whose terms expire at the annual meeting of shareholders to be held in 2017.

        The following table provides information about our initial directors and executive officers who will be in office as of the closing of this offering. All of the directors listed below have agreed to serve as directors effective as of the closing of this offering. The business address of each of our directors and executive officers listed below is 299 Park Avenue, Second Floor, New York, NY 10171. Ages of the following individuals are as of September 30, 2014.

Name	Age	Position
Peter C. Georgiopoulos	53	Chairman and Class Director
John P. Tavlarios	53	President, Chief Executive Officer, and Class Director
		Class Director
		Class Director
		Class Director
		Class Director
		Class Director

        Our executive officers upon consummation of this offering will be the same as our executive officers as of                    , 2014 identified above under "Our Current Directors, Executive Officers and Significant Employees."

      Biographical Information

        The business experience of these individuals is included below.

        Peter C. Georgiopoulos—Peter C. Georgiopoulos is our founder and has served as our Chairman and as one of our directors since December 2008, including prior to and during our Chapter 11 cases. He previously served in those same positions for GMR Sub Corp. or its predecessors from its inception in 1997 until December 2008. From 1997 to 2008, he served as CEO of GMR Sub Corp. or its predecessors, and he served as its President from 2003, following its internal reorganization, until 2008, as well. From 1991 to 1997, Mr. Georgiopoulos was the principal of Maritime Equity Management LLC, or "MEM," a ship-owning and investment company which he founded in 1991. From 1990 to 1991, he was affiliated with Mallory Jones Lynch & Associates, an oil tanker brokerage firm. From 1987 to 1990, Mr. Georgiopoulos was an investment banker at Drexel Burnham Lambert. Prior to entering the investment banking business, he had extensive experience in the sale, purchase and chartering of vessels while working for ship owners in New York and Piraeus, Greece. Mr. Georgiopoulos is a member of the American Bureau of Shipping. Mr. Georgiopoulos is also Chairman and a director of Genco Shipping & Trading Limited, Aegean Marine Petroleum Network, Inc., a company listed on the NYSE and Baltic Trading Limited, or "Baltic," a company listed on the NYSE. He also holds an MBA from Dartmouth College. As a result of these and other professional experiences, Mr. Georgiopoulos possesses knowledge and experience regarding our history and operations and the shipping industry, finance and capital markets, that strengthen the Board's collective qualifications, skills and experience.

        John P. Tavlarios—John P. Tavlarios has served as one of our directors and as our President since December 2008, including prior to and during our Chapter 11 cases. In July 2011, the Board also designated him as Chief Executive Officer. He previously served as a director of GMR Sub Corp. from May 2001 until December 2008. He served as the President and Chief Operating Officer of GMR Sub Corp. from May 2001 until December 2002. Following our internal reorganization, which took effect in December 2002 through December 2008, he served as the Chief Executive Officer of our tanker operating subsidiary, GMM. From its inception in 1997 to January 2000, Mr. Tavlarios served as Executive Vice President of GMR Sub Corp. or its predecessors. From 1995 to 1997, he was affiliated with MEM, a ship-owning and investment company, where he served as Director of Marine Operations. From 1992 to 1995, Mr. Tavlarios was President and founder of Halcyon Trading Company, a consulting firm specializing in international business development with a particular emphasis on the international oil industry. From 1984 to 1992, he was employed by Mobil Oil Corporation, spending most of his tenure in the Marine Operations and the Marketing and Refining divisions. Prior to 1984, Mr. Tavlarios was involved in his family's shipping business, assisting in marine operations. Mr. Tavlarios is a member of the American Bureau of Shipping, the Det Norske Veritas North American Committee, the Skuld board of directors and the Board of Trustees of the Seaman's Church Institute. Mr. Tavlarios is also a director of Aegean Marine Petroleum Network, Inc., a company listed on the NYSE. As a result of these and other professional experiences, Mr. Tavlarios possesses knowledge and experience regarding our history and operations, the shipping and international oil industry, that strengthen the Board's collective qualifications, skills and experience.

        Leonard J. Vrondissis—Leonard J. Vrondissis has served as our Chief Financial Officer since February 2013 and as our Executive Vice President since May 2012. Mr. Vrondissis served as our Secretary and Treasurer from May 2012 to February 2013. Prior to that, Mr. Vrondissis served as our Vice President—Finance from January 2007 to May 2012, including prior to and during our Chapter 11 cases. Mr. Vrondissis joined our Finance Department in 2001. Mr. Vrondissis is also Treasurer of MEM, an entity controlled by Peter C. Georgiopoulos. MEM is the manager of Maritime Equity Partners, or "MEP." Mr. Vrondissis provides services to MEP and certain of its affiliates as a consultant on behalf of MEM.

        Milton H. Gonzales, Jr.—Milton H. Gonzales, Jr. has served as Manager and Technical Director of GMM since February 2009 and as Maritime Compliance Officer of GMM since April 2009, including prior to and during our Chapter 11 cases. Prior to that, he served as Senior Vice President—Technical Operations of GMM from August 2005 through February 2009, and as Vice President—Technical Operations from 2004 to 2005. From 2000 to 2004, Mr. Gonzales was Vice President—Marine and Technical Operations of Cunard Line Limited Cruise Company. Prior to that, Mr. Gonzales worked at Sea-Land Service for fourteen years. Mr. Gonzales is a member of the American Bureau of Shipping, Lloyd's Register North American Advisory Committee and the Marshall Islands' Registry Quality Council.

        Sean Bradley—Sean Bradley has served as Manager and Commercial Director of GMM since May 2012. Prior to that, he served as the Head of Business Development of GMM from February 2009 through May 2012, including prior to and during our Chapter 11 cases. From January 2008 to October 2008, Mr. Bradley was Director, Chartering & Freight Trading, Europe, of Teekay Shipping based in London. Prior to that, Mr. Bradley served as the Global Chartering Manager at Eiger Shipping SA, Geneva, a subsidiary of Lukoil International Trading and Supply Company. Mr. Bradley originally joined Lukoil International Trading and Supply Company as a member of its product trading team at Lukoil Pan-Americas LLC in 2003.

      Involvement in Certain Legal Proceedings

        Except as set forth above with respect to the Chapter 11 cases, no director, executive officer, significant employee or control person of the Company has been involved in any legal proceeding listed in Item 401(f) of Regulation S-K in the past ten years.

      Director Independence

        Based on information requested from and provided by each director concerning his or her background, employment and affiliations, our Board has determined that each of                        , each of whom currently serve as a member of the Board, have no material relationships that would interfere with the exercise of independent judgment and is "independent" as defined in the NYSE listing rules. Additionally, based on information requested from and provided by each director and director nominee, that each of                                    , each of whom has agreed to become a member of our Board upon completion of this offering has no material relationships that would interfere with the exercise of independent judgment and is "independent" as defined in the NYSE listing rules. The NYSE transition rules provide for phase-in compliance for companies listing in connection with their initial public offerings. We do not expect to utilize these transition rules and expect the majority of our Board to be independent upon consummation of this offering.

        Under the corporate governance rules of the NYSE, a director will not be considered independent unless the Board affirmatively determines that the director has no material relationship with us. In making a determination of director independence, the Board broadly considers all facts and circumstances the board deems relevant from the standpoint of the director and from that of persons or organizations with which the director has an affiliation and, pursuant to the NYSE definition of "independence," makes a determination whether the director has any material relationship that would interfere with the exercise of independent judgment. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships among others.

        Upon consummation of this offering the committees of the Board will consist of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The SEC rules and NYSE listing rules require that at least one member of our Audit committee be independent as of the NYSE listing date and that at least one member of each of our Compensation and Nominating and Corporate Governance committees be independent as of the earlier of consummation of this offering or five business days from the NYSE listing date. Additionally, each of our Audit, Compensation and Nominating and Corporate Governance committees must be comprised of a majority of independent directors within 90 days of our listing and solely of independent directors within one year of our listing. We expect that upon consummation of this offering each member of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee will be independent.

      Committees of the Board

        Audit Committee.    The members of the Audit Committee upon the consummation of this offering will be                                    , each of whom are financially literate and                        of whom qualify as independent under the listing requirements of the NYSE.                                    is a financial expert as defined under Item 407(d)(5)(ii) of Regulation S-K and has the requisite financial sophistication as defined under the applicable rules and regulations of the NYSE. Please refer to                        's biographical information above for his relevant experience. The current chair of the Audit Committee is                        and the chair of the Audit Committee upon consummation of this offering will be                                    .

        Under the rules of the SEC and NYSE, members of the Audit Committee must also meet independence standards under Rule 10A-3 of the Exchange Act. Through its written charter, effective as of the consummation of this offering, the Audit Committee will be delegated the responsibility of reviewing with the independent auditors the plans and results of the audit engagement, reviewing the adequacy, scope and results of the internal accounting controls and procedures, reviewing the degree of independence of the auditors, reviewing the auditor's fees and recommending the engagement of the auditors to the full Board.

        Compensation Committee.    The members of the Compensation Committee upon the consummation of this offering will be                                    . Each member of the Compensation Committee, both currently and upon consummation of this offering, will be a "non-employee director" as defined in Rule 16b-3 promulgated under the Exchange Act and will be an "outside director" as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the "Code."

        Through its written charter, effective upon consummation of this offering, the Compensation Committee will administer our stock incentive plans and other corporate benefits programs. The Compensation Committee will also consider from time to time matters of compensation philosophy and competitive status, and reviews, approves, or recommends executive officer bonuses and director and executive officer equity grants and other compensation.

        Nominating Committee.    The members of the Nominating and Corporate Governance Committee, or the "Nominating Committee," upon the consummation of this offering will be                                    . Through its written charter, effective as of the consummation of this offering, the Nominating Committee will assist the Board in identifying qualified individuals to become Board members, in determining the composition of the Board and its committees, in monitoring a process to assess Board effectiveness and in developing and implementing our Corporate Governance Guidelines. The Nominating Committee will be tasked with leading the search for individuals qualified to become members of the Board and selecting director nominees to be presented for shareholder approval at the annual meeting. The Nominating Committee will have the authority to retain any search firm engaged to assist in identifying director candidates, and to retain outside counsel and any other advisors as the Nominating Committee may deem appropriate in its sole discretion. The Nominating Committee will seek individuals as director nominees who have the highest personal and professional integrity, who have demonstrated exceptional ability and judgment and who will be most effective, in conjunction with the other nominees to the Board, in collectively serving the long-term interests of the shareholders. The Nominating Committee will consider shareholder recommendations of director candidates on the same basis, which should be sent to the attention of the corporate secretary at our headquarters. The Nominating Committee will consider many factors when determining the eligibility of candidates for nomination to the Board. The Nominating Committee will not have a diversity policy upon consummation of this offering; however, in the event of a vacancy, the Nominating Committee's goal is to nominate candidates from a broad range of experiences and backgrounds who can contribute to the board's overall effectiveness in meeting its mission.

        Compensation Committee Interlocks and Insider Participation.    We did not have a Compensation Committee during the year ended December 31, 2013. No officers, former officers or employees of the Company participated in deliberations of the Board regarding the executive officers' compensation during the year ended December 31, 2013. Peter Georgiopoulos is a member of our Board and an executive officer of the Company and is also a member of the board of directors of, and/or an executive officer of, Genco, Baltic and certain other entities. John Tavlarios is a member of our Board and an executive officer of the Company and is also a member of the board of directors of Aegean. Peter Georgiopoulos is Chairman of the board of directors of, and a member of the board of, Aegean. Except as otherwise disclosed in this paragraph, during the year ended December 31, 2013, none of our executive officers served as a member of the board of directors or compensation committee of any entity that had one or more other executive officers serving on our board of directors or compensation committee.

        Code of Business Conduct and Ethics.    All of our directors, officers, employees and agents must act ethically at all times and in accordance with the policies set forth in our Code of Ethics. Under our Code of Ethics, the Board will only grant waivers for a director or an executive officer in limited circumstances and where circumstances would support a waiver. Such waivers may only be made by the Audit Committee.

        Our Code of Ethics is available on our website at www.generalmaritimecorp.com and is available in print to any shareholder upon request. We intend to provide any disclosures regarding the amendment or waiver of our Code of Ethics on our website.

        Director Compensation.    During the year ended December 31, 2013, we did not pay any compensation to our directors for their service as directors nor did we accrue any obligations with respect to performance incentives or retirement benefits for such service.

        We intend to determine director compensation arrangements for non-employee directors prior to the consummation of this offering.

        Directors who are also members of management have not received and will not receive any additional pay for serving as directors.

EXECUTIVE COMPENSATION

Fiscal 2013 Summary Compensation Table

        The following table presents information regarding the compensation awarded to, earned by, or paid in the fiscal years ending December 31, 2013 and 2012 to John P. Tavlarios, Leonard J. Vrondissis and Milton H. Gonzales. These officers are referred to as our named executive officers. As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to "smaller reporting companies" as such term is defined in the rules promulgated under the Securities Act.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Options Awards ($) (e)	All Other Compensation ($) (f)	Total ($) (g)
John P. Tavlarios,	2012	$588,462	$225,000	$4,174,348	$21,768	$5,009,578
President and Chief Executive Officer	2013	$550,000	$400,000	$0	$22,068	$972,068
Leonard J. Vrondissis,
Chief Financial Officer and Executive	2012	$200,000	$75,000	$1,043,587	$6,483	$1,325,070
Vice President	2013	$200,000	$300,000	$0	$15,300	$515,300
Milton H. Gonzales,
Manager and Technical Director	2012	$265,385	$100,000	$1,043,587	$15,000	$1,423,972
(GMM)	2013	$275,000	$175,000	$0	$15,300	$465,300

      Column (e): Option Awards

        The amounts in this column reflect the aggregate grant date fair value of restricted stock awards computed in accordance with FASB ASC Topic 718. See Note 23 to the financial statements for the years ended December 31, 2013 and December 31, 2012 included elsewhere in this prospectus for the assumptions used to calculate fair value. Additional information regarding stock option awards is provided in the below table below under the heading "2012 Equity Incentive Plan."

Employment Agreements

        Pursuant to its Chapter 11 plan and emergence from bankruptcy, we entered into new employment agreements dated May 17, 2012 with each of John P. Tavlarios, as President and Chief Executive Officer, and Leonard J. Vrondissis, originally as Executive Vice President, Treasurer and Secretary. Concurrently, our subsidiary, GMM, entered into an employment agreement with Milton H. Gonzales, Jr. with respect to his role as Manager and Technical Director of GMM. Each employment agreement became effective on the effective date and:

  •
  is for a term of eighteen months, with provisions for automatic renewals for additional terms of one year each, unless we or the executive terminates the agreement upon at least ninety days' prior notice;

  •
  Mr. Tavlarios is entitled to a base salary of $550,000 per annum, Mr. Vrondissis is entitled to a base salary of $200,000 per annum, and Mr. Gonzales is entitled to a base salary of $275,000 per annum; in addition, each executive is entitled to annual discretionary cash bonuses based upon actual performance as determined by the Board or any committee thereof, with Mr. Tavlarios having a target bonus of 100% of his base salary, Mr. Vrondissis having a target bonus of 50% of his base salary, and Mr. Gonzalez having a target bonus of 75% of his base salary; and

  •
  if any of the executives is terminated without cause or resigns for good reason, or we do not extend the term of his employment pursuant to the employment agreement other than for cause, then such executive will be entitled to specific payments and benefits, including the continuation of his base salary at the time of such termination or non-extension for a variable amount of time specific to the particular executive (18 months for Mr. Tavlarios, unless the termination of his employment is in connection a change in control of the Company, in which case, twenty-four months; six months for Mr. Vrondissis; and twelve months for Mr. Gonzales). Each executive is also entitled to specific payments and benefits in the event of other terminations of employment, consisting of salary, bonus and benefits that had accrued as of the date of termination, except that in the event of a termination for cause, the executive would not receive any accrued bonus. For the purposes of Mr. Tavlarios' employment agreement, a change of control would occur if, among other things, Oaktree no longer owns at least 20% of the voting power represented by our outstanding equity securities. We expect that the consummation of this offering will constitute a change of control under these agreements.

        In February 2013, in connection with the departure of our previous Chief Financial Officer, Mr. Vrondissis assumed the role of Chief Financial Officer and resigned from the positions of Treasurer and Secretary.

        We intend to enter into new employment agreements with our executive officers effective upon consummation of this offering.

2012 Equity Incentive Plan

        Upon our emergence from bankruptcy, we adopted the General Maritime Corporation 2012 Equity Incentive Plan, or the "2012 Equity Incentive Plan." An aggregate of 1,145,541 common shares are available for award under the 2012 Equity Incentive Plan, which represented approximately 11% of the common shares outstanding as of its inception on the effective date a fully-diluted basis, 10% of Class A Common Stock outstanding as of December 31, 2013 on a fully-diluted basis and      % of common shares expected to be outstanding upon consummation of this offering described in this prospectus. Common shares are available for award under the 2012 Equity Incentive Plan to employees, nonemployee directors and/or officers of the Company and its subsidiaries which we refer to collectively as "eligible individuals" when referencing the 2012 Equity Incentive Plan. Under the 2012 Equity Incentive Plan, a committee appointed by the Board from time to time (or, in the absence of such a committee, the Board), which we refer to as the "plan committee" when referencing the 2012 Equity Incentive Plan, may grant a variety of stock-based incentive awards, as the plan committee deems appropriate, to eligible individuals whom the plan committee believes are key to furthering our growth and profitability. The plan committee may award stock options, stock appreciation rights, restricted stock, restricted stock units, and other awards valued in whole or in part by reference to, or payable in or otherwise based on, common shares, cash payments and such other forms as the Committee in its discretion deems appropriate. The stock options vest in accordance with provisions of the applicable grant agreements, with accelerated vesting upon a change in control of the Company. For these purposes, a change of control would occur if, among other things, Oaktree no longer owns at least 20% of the voting power represented by our outstanding equity securities. In the event that the consummation of this offering constitutes a change of control under the 2012 Equity Incentive Plan, the options granted to Messrs. Tavlarios, Vrondissis and Gonzales would fully vest upon the consummation of this offering. Pursuant to the outstanding grant agreements, if the option recipient's employment is terminated by us without cause or by the executive for good reason, then the portion of that executive's options that would have vested on the next anniversary of the grant date will vest. Upon termination of any executive's employment for any reason, we have the right to purchase the shares received by the executive upon exercise of his options as a price which will depend on the circumstances surrounding the termination; this right will terminate upon consummation of this offering.

        The following table provides information concerning outstanding equity incentive plan awards for the named executives as of December 31, 2013. All awards reflected in this table were granted under the 2012 Equity Incentive Plan.

Name and Principal Position (a)	Number of securities underlying unexercised options (#) exercisable (b)	Number of securities underlying unexercised options (#) unexercisable (c)	Option exercise price ($) (d)	Option expiration date ($) (e)
John P. Tavlarios, President and Chief Executive Officer	45,822	183,286	38.26	May 17, 2022
Leonard J. Vrondissis, Chief Financial Officer and Executive Vice President	11,455	45,822	38.26	May 17, 2022
Milton H. Gonzales, Manager and Technical Director (GMM)	11,455	45,822	38.26	May 17, 2022

      Column (c): Number of Securities Underlying Options (#) Unexercisable

        John P. Tavlarios.    Consists of the stock options granted on May 17, 2012 which have not yet vested as of December 31, 2013. These 183,286 unvested stock options vested and will vest in 4 equal installments on May 17, 2014, May 17, 2015, May 17, 2016 and May 17, 2017, subject to accelerated vesting under certain circumstances set forth in the 2012 equity incentive plan and the relevant grant agreement.

        Leonard J. Vrondissis.    Consists of the stock options granted on May 17, 2012 which have not yet vested as of December 31, 2013. These 45,822 unvested stock options vested and will vest in 4 equal installments on May 17, 2014, May 17, 2015, May 17, 2016 and May 17, 2017, subject to accelerated vesting under certain circumstances set forth in the 2012 equity incentive plan and the relevant grant agreement.

        Milton H. Gonzales.    Consists of the stock options granted on May 17, 2012 which have not yet vested as of December 31, 2013. These 45,822 unvested stock options vested and will vest in 4 equal installments on May 17, 2014, May 17, 2015, May 17, 2016 and May 17, 2017, subject to accelerated vesting under certain circumstances set forth in the 2012 equity incentive plan and the relevant grant agreement.

2014 Equity Incentive Plan

        We intend to establish a new equity incentive plan effective upon consummation of this offering.

Savings Plan

        In November 2001, our subsidiary, GMR Sub Corp., established a 401(k) plan which is available to full-time employees who meet the 401(k) plan's eligibility requirements. General Maritime Corporation assumed the obligations of GMR Sub Corp. under the 401(k) plan in December 2008. This 401(k) plan is a defined contribution plan, which permits employees to make contributions up to 25 percent of their annual salaries with the Company matching up to the first six percent. The matching contribution vests immediately. During the years ended December 31, 2013 and 2012, our matching contribution to the 401(k) plan was $215,982 and $247,453, respectively.

 PRINCIPAL SHAREHOLDERS

        The following table sets forth information as of the date of this prospectus and after giving effect to the Class B conversion and the anticipated beneficial ownership percentages immediately following this offering by each person or group who is known by us to own beneficially more than 5% of the outstanding common shares, each of our named executive officers, each of our directors as of the completion of this offering and all of our executive officers and directors as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held. We have approximately        shareholders of record as of the date of this prospectus.

        Beneficial ownership is determined in accordance with SEC rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this prospectus, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except for voting commitments under the Amended and Restated Shareholders Agreement (which voting commitments will terminate upon the consummation of this offering), the persons named in the table below have sole voting and investment power with respect to all common shares held by them.

        The percentage of beneficial ownership upon consummation of this offering is based on            common shares outstanding immediately after this offering, or             assuming the underwriters' over-allotment option is exercised in full, which number is calculated after giving effect to the issuance and sale of            common shares in this offering, or             shares if the underwriter's over-allotment option is exercised in full.

        The table below does not reflect any common shares that our employees, directors, other persons associated with us or any beneficial owner listed below may purchase in this offering.

	Class A Shares Beneficially Owned Prior to Offering		Class B Shares Beneficially Owned Prior to Offering		Total Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
Name and Address of Beneficial Owner	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage
Certain funds managed by Oaktree(1)	9,800,560	86.9%	2,765,128	12.6%	12,565,688	37.8%
BlackRock, Inc.(2)	—	—	5,270,271	24.0	5,270,271	15.8
Aurora Resurgence Capital Partners II LLC(3)	—	—	4,054,054	18.0	4,054,054	12.0
BlueMountain Capital Management, LLC(4)	1,084,269	9.6	2,702,703	12.0	3,786,972	11.4
Aurora Resurgence Advisors II LLC(5)	—	—	2,751,080	12.5	2,751,080	8.3
Twin Haven Capital Partners, LLC(6)	—	—	2,432,433	11.1	2,432,433	7.3
Executive Officers and Directors(7):
Peter C. Georgiopoulos	—	—	—	—	—	—
John P. Tavlarios(8)	45,822	0.4	—	—	45,822	0.1
Leonard J. Vrondissis(8)	11,455	0.1	—	—	11,455	0.03
Milton H. Gonzales, Jr.(8)	11,455	0.1	—	—	11,455	0.03
Sean Bradley
All Executive Officers and Directors as a group (five persons)	68,732	0.6	—	—	68,732	0.2

*
Represents beneficial ownership of less than 1% of our outstanding common shares.

(1)
Represents 9,800,560 Class A shares and 1,684,047 Class B shares held directly by OCM Marine Holdings TP, L.P. and 1,081,081 Class B shares held directly by Opps Marine Holdings TP, L.P. The general partner of OCM Marine Holdings TP, L.P. ("OCM Marine") is OCM Marine GP CTB, Ltd. ("OCM Marine GP"). The sole director of OCM Marine GP is Oaktree Capital Management, L.P. ("OCM LP"). The general partner of Opps Marine Holdings TP, L.P. ("Opps Marine") is Oaktree Fund GP Ltd. ("Fund GP"). The sole director of Fund GP is OCM LP. Oaktree Holdings, Inc. ("OH") is the general partner of OCM LP. OH is controlled by Oaktree Capital Group, LLC ("OCG"). The duly appointed manager of OCG is Oaktree Capital Group Holdings GP, LLC ("OCGH GP"). OCGH GP is managed by an executive committee consisting of Howard Marks, Bruce Karsh, Jay Wintrob, John Frank, David Kirchheimer, Sheldon Stone, Larry Keele and Stephan Kaplan.

  The majority shareholder of OCM Marine GP, Oaktree Principal Fund V, L.P. ("PFV"), has the power to remove and appoint the director(s) of OCM Marine GP. The general partner of PFV, Oaktree Principal Fund V GP, L.P. ("PFV GP"), has the ability to direct the management of PFV's business, including the power to appoint the investment manager for PFV. The general partner of PFV GP is Oaktree Principal Fund V GP Ltd. ("PFV GP-GP"). PFV GP-GP is controlled by its sole shareholder Oaktree Fund GP I, L.P. ("GP I"). The general partner of GP I is Oaktree Capital I, L.P. ("Capital I"). OCM Holdings I, LLC

  ("Holdings I") is the general partner of Capital I. Oaktree Holdings, LLC ("Holdings LLC") is the managing member of Holdings I. OCG is the managing member of Holdings LLC.

  Each of the general partners, managers and members described above disclaims beneficial ownership of any shares of Class A Common Stock and shares of Class B Common Stock owned of record by OCM Marine and Opps Marine, except to the extent of any pecuniary interest therein. The address for all of the entities and individuals identified above is c/o Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071. 2

(2)
BlackRock, Inc. is the ultimate parent holding company of certain advisory subsidiaries that have the power to vote or dispose of the referenced securities. Of the 5,270,271 shares listed above, 4,054,054 are for the benefit of BlackRock Funds II, BlackRock High Yield Bond Portfolio, 953,381 are for the benefit of BlackRock Corporate High Yield Fund, Inc. and 262,836 are for the benefit of MET Investors Series Trust—BlackRock High Yield Portfolio (collectively, the "BlackRock Funds"). On behalf of BlackRock Financial Management, Inc., the Investment Adviser and/or Sub-Adviser (as applicable) of the BlackRock Funds, James Keenan, as a Managing Director of BlackRock Financial Management, Inc., has voting and investment power over the shares held by the BlackRock Funds. The address of the BlackRock Funds, BlackRock Financial Management, Inc. and James Keenan is c/o BlackRock Financial Management, Inc., 55 East 52nd Street, New York, NY 10055.

(3)
Aurora Resurgence Capital Partners II LLC ("ARCAP II") is the general partner of Aurora Resurgence Fund II, L.P., which owns ARF II Maritime Holdings LLC, the record shareholder of the shares listed above. Gerald L. Parsky and Steven D. Smith, the managing members of ARCAP II, jointly control ARCAP II and as a result share voting powers and dispositive powers of the securities held of record by ARF II Maritime Holdings LLC. The address of Aurora Resurgence Capital Partners II LLC is c/o Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024.

(4)
BlueMountain Capital Management, LLC is the investment manager of the BlueMountain Funds (as defined below) and therefore is considered to be the beneficial owner of shares held by the BlueMountain Funds. In addition, BlueMountain GP Holdings, LLC is the general partner of the following subset of funds and therefore is considered the beneficial owner of such funds: (i) BlueMountain Kicking Horse Fund L.P., (ii) BlueMountain Credit Opportunities Master Fund I L.P., (iii) BlueMountain Credit Alternatives Master Fund L.P., (iv) BlueMountain Distressed Master Fund L.P., (v) BlueMountain Long/Short Credit Master Fund L.P., (vi) BlueMountain Guadalupe Peak Fund L.P. and (vii) BlueMountain Strategic Credit Master Fund L.P. Of the 1,084,269 Class A shares listed above, 41,781 are held of record by BlueMountain Kicking Horse Fund L.P.; 271,067 are held of record by BlueMountain Credit Opportunities Master Fund I L.P.; 29,022 are held of record by BlueMountain Long/Short Credit and Distressed Reflection Fund, a sub-fund of AAI BlueMountain Fund PLC; 19,661 are held of record by BlueMountain Montenvers Master Fund SCA SICAV-SIF; 497,319 are held of record by BlueMountain Credit Alternatives Master Fund L.P.; 58,045 are held of record by BlueMountain Distressed Master Fund L.P.; 101,020 are for the benefit of BlueMountain Long/Short Credit Master Fund L.P.; 19,730 are held of record by BlueMountain Guadalupe Peak Fund L.P. and 46,624 are held of record by BlueMountain Timberline Ltd (collectively, the "Class A Record Holders"). Of the 2,702,703 Class B shares listed above, 180,661 are held of record by BlueMountain Kicking Horse Fund L.P.; 889,569 are held of record by BlueMountain Credit Opportunities Master Fund I L.P.; 90,788 are held of record by BlueMountain Long/Short Credit and Distressed Reflection Fund, a sub-fund of AAI BlueMountain Fund PLC; 811,211 are held of record by BlueMountain Montenvers Master Fund SCA SICAV-SIF; 176,115 are held of record by BlueMountain Guadalupe Peak Fund L.P.; 175,371 are held of record by BlueMountain Strategic Credit Master Fund L.P. and 378,988 are held of record by BlueMountain Timberline Ltd (collectively with the Class A Record Shareholders, the "BlueMountain Funds"). The address of BlueMountain Capital Management, LLC and BlueMountain GP Holdings, LLC is 280 Park Avenue, 12th Floor, New York, NY 10017.

(5)
Aurora Resurgence Advisors II LLC ("ARA II") is the general partner of ARF II Maritime Equity Partners LP and is the non-member manager of ARF II Maritime Equity Co-Investors LLC and therefore may be considered the beneficial owner of the shares listed above. Gerald L. Parsky and Steven D. Smith, the managing members of ARA II, jointly control ARA II and thus may be deemed to share beneficial ownership of the securities held of record by ARF II Maritime Equity Partners LP and ARF II Maritime Equity Co-Investors LLC. Of the 2,751,080 Class B shares listed above, 48,378 are held of record by ARF II Maritime Equity Partners LP and 2,702,702 are for the benefit of ARF II Maritime Equity Co-Investors LLC. The address of Aurora Resurgence Advisors II LLC is c/o Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024.

(6)
Twin Haven Capital Partners, LLC is the investment manager of, and Twin Haven Special Opportunities Partners IV, L.L.C. is the general partner of, Twin Haven Special Opportunities Fund IV, L.P., the record shareholder of the shares listed above. Robert Webster and Paul Mellinger are managing members of Twin Haven Capital Partners, LLC and as a result share voting power and dispositive power over the securities held of record by Twin Haven Special Opportunities Fund IV, L.P. The address of Twin Haven Capital Partners, LLC is 33 Riverside Avenue, 3rd Floor, Westport, CT 06880.

(7)
Unless otherwise indicated, the address for each Executive Officer and Director is c/o General Maritime Corporation, 299 Park Avenue, Second Floor, New York, New York 10171.

(8)
Consists of shares issuable upon exercise of stock options which have vested or which will vest within 60 days of the date of this prospectus. See "Executive Compensation" for further information regarding these options.

RELATED PARTY TRANSACTIONS

Related Party Transactions for Fiscal Years 2013, 2012 and 2011

      Oaktree Prepetition Credit Facility

        On March 29, 2011, we entered into a credit agreement with Oaktree, which was amended and restated on May 6, 2011, pursuant to which Oaktree agreed to make a $200.0 million secured loan to certain of our subsidiaries and received 23,091,811 detachable warrants to be issued by us for the purchase of 19.9% of our outstanding prepetition common stock at an exercise price of $0.01 per share. The closing of this loan and the issuance of these warrants occurred on May 6, 2011. We refer to this agreement as the "Oaktree prepetition credit facility" and to the aforementioned warrants as the "Oaktree warrants."

        The Oaktree prepetition credit facility bore interest at a rate per annum based on LIBOR (with a 3% minimum) plus a margin of 6% per annum if the payment of interest was to be in cash, or a margin of 9% if the payment of interest was to be in kind. In addition, prior to the issuance of additional warrants on September 23, 2011 pursuant to certain anti-dilution rights granted to the Oaktree (which had been subject to shareholder approval), the interest rate under the Oaktree prepetition credit facility increased pursuant to its terms by 2% to 14% on June 9, 2011 and an additional 2% to 16% on September 9, 2011, and remained at that rate until September 23, 2011, at which time the rate was reduced to 12%.

        The Oaktree prepetition credit facility was secured on a third lien basis by a pledge by the Company of its interest in certain subsidiaries, a pledge by such subsidiaries of their interest in the vessel-owning subsidiaries that they owned and a pledge by such vessel-owning subsidiaries of all their assets, and was guaranteed by the Company and subsidiaries of the Company that guaranteed our two prepetition senior secured credit facilities.

        The Oaktree prepetition credit facility was to mature on May 6, 2018.

        As described below, the Oaktree prepetition credit facility was cancelled pursuant to the Chapter 11 plan in exchange for the issuance of 4,750,271 common shares to Oaktree. Additionally, the Oaktree warrants were cancelled pursuant to the Chapter 11 plan.

        On May 6, 2011, upon the closing of the transactions contemplated by the Oaktree prepetition credit facility, we entered into a registration rights agreement with Peter Georgiopoulos, an entity controlled by him and Oaktree. This registration rights agreement granted him and the entity he controlled registration rights with respect to 2,938,343 shares of our prepetition common stock. This registration rights agreement also granted Oaktree registration rights with respect to the shares of our common stock issued or issuable to Oaktree upon exercise of the Oaktree warrants. The registration rights agreement also provided for customary demand and piggy-back registration rights. This registration rights agreement was rejected in connection with our Chapter 11 cases.

        For more information on the Oaktree prepetition credit facility and the issuance of the Oaktree warrants in connection therewith, see Notes 12 and 13 to the financial statements for the years ended December 31, 2013 and December 31, 2012 included elsewhere in this prospectus.

      Chapter 11 Reorganization

        On November 16, 2011, we entered into a restructuring support agreement with Oaktree and certain of our prepetition senior lenders. We also entered into an equity purchase agreement with Oaktree, which provided that Oaktree would receive 100% of the equity in the reorganized Debtors subject to dilution on the terms set forth in the Chapter 11 plan in exchange for secured debt claims held by Oaktree in respect of the Oaktree prepetition credit facility and a new equity investment by Oaktree.

        On November 17, 2011, which we refer to as the "petition date," we and substantially all of our subsidiaries (with the exception of those in Portugal, Russia and Singapore, as well as certain inactive subsidiaries), which we refer to collectively as the "debtors," filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York, which we refer to as the "Bankruptcy Court," under Case No. 11-15285 (MG), which we refer to as the "Chapter 11 cases." On January 31, 2012, the debtors filed a joint plan of reorganization with the Bankruptcy Court. We refer to the joint plan of reorganization as amended, modified and confirmed by the Bankruptcy Court as the "Chapter 11 plan." The Bankruptcy Court entered an order, which we refer to as the "confirmation order," confirming the Chapter 11 plan on May 7, 2012. The debtors served notice of the entry of the confirmation order on May 10, 2012 and May 11, 2012.

        On May 17, 2012, which we refer to as the "effective date," the debtors completed their financial restructuring and emerged from Chapter 11 through a series of transactions contemplated by the Chapter 11 plan, and the Chapter 11 plan became effective pursuant to its terms. The debtors served notice of the occurrence of the effective date on May 18, 2012 and May 22, 2012.

        Oaktree served as the sponsor of the plan and pursuant to the Chapter 11 plan, Oaktree received 9,800,560 common shares.

        On the effective date, pursuant to the Chapter 11 plan, we entered into a Registration Agreement and a Shareholders' Agreement; Oaktree was a party to each of these agreements. On November 1, 2012, we entered into the First Amended and Restated Registration Agreement which amended the original Registration Agreement.

        Additionally, upon the effective date, we adopted Amended and Restated Articles of Incorporation which provided Oaktree with certain drag-along rights and provided other shareholders with certain tag-along rights with respect to a transfer by Oaktree of at least 85% of the Company's securities held by it.

        For more information on the Chapter 11 reorganization, the Chapter 11 plan, Oaktree's participation in the reorganization, the issuance of shares to Oaktree under the Chapter 11 plan and our entry into the Shareholders' Agreement and the Registration Agreement, see Note 2 to the financial statements for the years ended December 31, 2013 and December 31, 2012 included elsewhere in this prospectus.

      Transactions Related to General Maritime's Interest in OCM Marine Holdings

        On January 7, 2012, Peter C. Georgiopoulos assigned to us his interest in OCM Marine Holdings TP, L.P., or "OCM Marine Holdings," a limited partnership controlled and managed by Oaktree, which had been granted to him in connection with the transactions contemplated by the Oaktree prepetition credit facility. The assignment was consummated pursuant to an Assignment of Limited Partnership Interest and an amended and restated exempted limited partnership agreement of OCM Marine Holdings which we refer to as the "OCM Marine Holdings partnership agreement." As a result of the assignment, we received substantially the same rights as Mr. Georgiopoulos had under the OCM Marine Holdings partnership agreement. Under the OCM Marine Holdings partnership agreement, we were, following this assignment, entitled to an interest in distributions by OCM Marine Holdings, which in the aggregate would not exceed 4.9% of all distributions made by OCM Marine Holdings, provided that no distributions would be made to us until the other investors in OCM Marine Holdings had received distributions equal to the amount of their respective investments. We did not have any rights to participate in the management of OCM Marine Holdings, and we did not make, nor were we required to make, any investment in OCM Marine Holdings. As of January 7, 2012, OCM Marine Holdings and its subsidiaries held the entire loan made under Oaktree prepetition credit facility as well as all of the detachable warrants issued by us in connection therewith.

        Pursuant to the Chapter 11 plan, on the effective date and in accordance with the Partnership Withdrawal Agreement between us and Oaktree, we rejected the Assignment of Limited Partnership Interest, dated as of January 7, 2012 described above, and withdrew as a party to the OCM Marine

Holdings partnership agreement. As a result, our right to receive up to 4.9% of the distributions made by the limited partnership was terminated.

      BlueMountain Common Stock Issuance

        On December 21, 2012, pursuant to a Common Stock Subscription Agreement, dated as of November 1, 2012, which we refer to as the "BlueMountain subscription agreement," among the Company, Oaktree and BlueMountain, we issued 1,084,269 common shares in a private placement to BlueMountain for net proceeds of $28.9 million. We used the net proceeds of this private placement for working capital and general corporate purposes.

        In connection with the transactions contemplated by the BlueMountain subscription agreement, we also entered into a Letter Agreement, dated as of November 1, 2012, with Oaktree and BlueMountain providing certain shareholder and corporate governance rights to BlueMountain, including preemptive rights for equity and debt issuances, the right to cause the Company to pursue an initial public offering, demand registration rights, the right to designate a member of the Board and consent rights with respect to certain significant corporate actions. We refer to this Letter Agreement as the "BlueMountain letter agreement." In connection with these transactions, BlueMountain entered into a joinder to our existing Shareholders Agreement and the First Amended and Restated Registration Agreement, dated as of November 1, 2012, or the "Registration Agreement." For more information on the Shareholders' Agreement and Registration Agreement, see Note 2 to the financial statements for the years ended December 31, 2013 and December 31, 2012 included elsewhere in this prospectus.

        In February 2013, the size of the Board was increased from five to six members and BlueMountain's designee was elected as the additional director. The BlueMountain letter agreement was terminated in connection with the amendment and restatement of the Shareholders' Agreement on December 12, 2013 described under "—December 2013 Class B Financing" and rights substantially similar to those provided to BlueMountain in this letter agreement were incorporated into the Shareholders' Agreement.

        For more information on the BlueMountain subscription agreement and the BlueMountain letter agreement, see Note 21 to the financial statements for the years ended December 31, 2013 and December 31, 2012 included elsewhere in this prospectus.

      Oaktree Note

        On April 11, 2013, we, GMR Sub Corp. and GMR Sub II Corp., each as a borrower, entered into a revolving promissory note, which we refer to as the "Oaktree note," in the principal amount of $9.3 million in favor of Oaktree. The Oaktree note, which was unsecured, was guaranteed by Arlington. The Oaktree note was to mature on April 11, 2014 and bore interest at a rate of 12% per annum.

        We were required to comply with various affirmative and negative covenants under the Oaktree note that were substantially similar in all material respects to those in the senior secured credit facilities, excluding certain covenants in the senior secured credit facilities pertaining to collateral and the vessels securing those credit facilities. On June 11, 2013, we fully repaid the Oaktree note with the proceeds from the Well Fargo credit facility, described below.

        For more information on the Oaktree note, see Note 12 to the financial statements for the years ended December 31, 2013 and December 31, 2012 included elsewhere in this prospectus.

      Wells Fargo Credit Facility

        On June 11, 2013, we entered into a credit agreement with and delivered a promissory note to Wells Fargo Bank, National Association providing for a revolving line of credit in the principal amount of up to $9.3 million, which we refer to as the "Wells Fargo credit facility," for working capital and general corporate purposes. On June 11, 2013, we borrowed $9.3 million under the Wells Fargo credit facility and used the proceeds to repay in full the Oaktree note. The Wells Fargo credit facility, which was unsecured, was guaranteed severally (and not jointly), on a specified pro rata basis, by several Oaktree entities.

        Pursuant to an agreement among various Oaktree entities and the Company dated June 11, 2013, we agreed to pay Oaktree an annual fee of $500,000 until the guarantees provided by Oaktree in favor of Wells Fargo Bank, National Association in connection with the Wells Fargo credit facility were terminated. On December 16, 2013, we fully repaid the Wells Fargo Credit Facility with the proceeds from the issuance of Class B Common Stock.

        For more information on the Wells Fargo credit facility see "Description of our Indebtedness—Wells Fargo credit facility."

      Certain Other Oaktree Related Transactions

        Pursuant to an Equity Purchase Agreement, dated as of December 15, 2011 and amended on March 26, 2012, which we refer to as the "Oaktree purchase agreement," between us and Oaktree, and an order of the Bankruptcy Court, which we refer to as the "Oaktree purchase agreement order," authorizing the debtors to enter into the Oaktree purchase agreement, we were required to reimburse Oaktree for certain advisory fees, including those owed to an investment bank, which we refer to as the "Oaktree financial advisor," incurred in connection with the Oaktree purchase agreement, the Chapter 11 cases and certain related matters.

        On June 22, 2012, pursuant to a subscription agreement dated as of June 19, 2012, we issued 83,129 common shares to the Oaktree financial advisor, having an agreed-upon value of $36.84 per share, or $3.1 million in the aggregate, which payment was deemed to be a reimbursement by us of Oaktree, in accordance with the Oaktree purchase agreement and the Oaktree purchase agreement order, for certain fees (equal to $3.1 million) owed to the Oaktree financial advisor.

        From September to December 2013, the rights to receive an aggregate amount of $20.4 million owed by us pursuant to bunker supply contracts with certain third-party vendors were assigned by such third-party vendors to Oaktree Principal Bunker Holdings Ltd., which is managed by Oaktree Capital Management, L.P. Three board members of the Company are employees of and/or associated with Oaktree Capital Management, L.P. We refer to these assigned rights as the "assigned bunker receivables." The payments due for overdue bunker payments payable to Oaktree Principal Bunker Holdings Ltd. for this assignment amounted to $1.8 million for the six months ended June 30, 2014 and $1.2 million for the year ended December 31, 2013, and these amounts are included in Voyage expenses on consolidated statement of operations. As of June 30, 2014 and December 31, 2013, a balance of $1.8 million and $1.2 million in payments due for overdue bunker payments, respectively, remains outstanding, and is included in Accounts payable and accrued expenses on our consolidated balance sheets. As of June 30, 2014 and December 31, 2013, the aggregate outstanding amount of assigned bunker receivables was $12.8 million and $21.6 million, respectively.

        On each of June 28, 2013 and July 3, 2013, we issued 5,000 shares on each date of Series A Preferred Stock to Oaktree in a private placement for $1,000 per share, resulting in aggregate net proceeds of $5.0 million on June 28, 2013 and $5.0 million on July 3, 2013. As described below under "Class B Financing," on December 12, 2013, all 10,146 shares of Series A Preferred Stock, together with the accumulated and unpaid dividends of $1.2 million, were converted into 611,468 shares of Class B Common Stock.

        In July 2013, Oaktree Value Opportunities Fund, L.P. and OCM Starfish Debtco S.A.R.L., both affiliated with Oaktree Capital Management, L.P., purchased approximately $59.4 million of our long-term debt in the secondary market.

      December 2013 Class B Financing

        On December 11, 2013, we amended our Amended and Restated Articles of Incorporation to, among other things (i) authorize 30 million shares of a new class of Class B Common Stock, par value

$0.01 per share, with a liquidation preference of $18.50 per share that ranked senior to our existing Common Stock as described below, (ii) authorize 50 million shares of a new class of Class A Common Stock, par value $0.01 per share, (iii) reclassified our existing Common Stock into Class A Common Stock as described below and (iv) authorize 5,000,000 of Preferred Stock, par value $0.01 per share. The shares Class B Common Stock are convertible into and have rights with respect to voting and dividends that are substantially similar to the Class A Common Stock.

        In the event we are liquidated or sold pursuant to a transaction approved by the Board or OCM Marine Holdings and OCM Marine Investments, which we refer to as a "GMR approved sale," or certain similar transactions described in the Amended and Restated Articles of Incorporation which we refer to collectively as a "GMR liquidation," the holders of the Class B Common Stock (unless the Class B Common Stock is converted into shares of the Class A Common Stock) will be entitled to a liquidation preference of $18.50 per share (plus the amount of any declared but unpaid dividends thereon) prior to any distributions to holders of Class A Common Stock, and, except as described in the following sentence, the holders of Class B Common Stock will not be entitled to any further distributions in respect of such shares. Notwithstanding the preceding sentence, for purposes of determining the amount each holder of Class B Common Stock is entitled to receive in the event of a GMR liquidation, each share of Class B Common Stock will be deemed to have converted to Class A Common Stock immediately prior to the GMR liquidation if such a conversion would result in the holders of shares of Class B Common Stock receiving a greater distribution than they would receive without converting.

        Class B Common Stock is convertible to Class A Common Stock at our option in connection with an initial public offering. In the event we exercise this option, upon consummation of the initial public offering, each share of Class B Common Stock will be converted into a number of shares of Class A Common Stock equal to the quotient obtained by dividing (x) $18.50 by (y) the lower of (A) the per share price at which our common stock is offered in the initial public offering and (B) $18.50.

        Furthermore, each share of Class B Common Stock will convert into a share of Class A Common Stock on a one-for-one basis (i) at any time at the option of its holder, (ii) upon the election of the holders of 75% of the outstanding shares of Class B Common Stock other than those held by OCM Marine Holdings or OCM Marine Investments, (iii) upon the consummation of a GMR approved sale or (iv) in the event of a transfer of shares of Class B Common Stock by a holder of such shares pursuant to a public offering or through certain "tag-along" sales.

        On December 12, 2013, we issued 10,702,702 shares of Class B Common Stock in a private placement for $18.50 per share, which we refer to as the "December 2013 Class B financing," resulting in aggregate gross proceeds to the Company of approximately $198.0 million. We refer to these shares as the "December 2013 Class B shares." The investors who purchased Class B Common Stock in the Class B financing included Oaktree, Aurora, Twin Haven, BlackRock and certain other accredited investors which we refer to collectively as the "December 2013 Class B investors."

        In connection with the closing of the purchase and sale of the Class B shares, the Company, OCM Marine Holdings and each of the Class B investors entered into a joinder to our existing Registration Agreement. For more information regarding our Registration Agreement, see Note 2 to the financial statements for the years ended December 31, 2013 and December 31, 2012 included elsewhere in this prospectus.

        In connection with the private placement of the Class B shares, all of the outstanding shares of our Series A Preferred Stock were converted into Class B Common Stock at a price of $18.50 per share of Class B Common Stock based on the liquidation preference of, plus accrued and unpaid dividends on, the Series A Preferred Stock. As a result, on December 12, 2013, 10,146 shares of Series A Preferred Stock were converted into an aggregate of 611,468 shares of Class B Common Stock. We refer to this as the "Series A Preferred conversion." The Series A Preferred conversion was approved by Oaktree which held 10,000 of the shares of the Series A Preferred Stock.

        In connection with the December 2013 Class B financing, the Shareholders' Agreement, originally dated May 17, 2012 was amended and restated as of December 12, 2013 to provide for, among other things, (i) certain permitted transfers of equity securities of the Company held by the December 2013 Class B investors, (ii) additional pre-emptive rights of the December 2013 Class B investors, (iii) rights of the December 2013 Class B investors to acquire debt or equity securities of the Company, as applicable, in exchange for, or in addition to, their December 2013 Class B shares, in the event that we consummate a financing transaction during the six-month period following the closing of the purchase and sale of the December 2013 Class B financing, which results in net proceeds to the Company of at least $300.0 million to finance the acquisition by the Company or its subsidiaries of fifteen very large crude carriers, (iv) consent rights of the Class B investors with respect to specified related party transactions with Oaktree Capital Management, L.P. or its controlled affiliates and significant corporate actions, (v) rights of the Class B investors to designate members to the Board the Company, (vi) rights of the Class B investors to cause the Company to consummate an initial public offering and (vii) demand registration rights of the Class B investors. In addition, the BlueMountain letter agreement described above was terminated and superseded by the Amended and Restated Shareholders Agreement which incorporated substantially all of the provisions of the BlueMountain letter agreement.

        For more information on these issuances of December 2013 Class B shares and related transactions, see Note 21 to the financial statements for the years ended December 31, 2013 and December 31, 2012 included elsewhere in this prospectus.

      March 2014 Class B Financing

        On March 21, 2014, we issued 9,000,001 shares of Class B Common Stock in a private placement for $18.50 per share, which we refer to as the "March 2014 Class B financing", resulting in aggregate gross proceeds of approximately $166.5 million, pursuant to subscription agreements, which we refer to as the "March 2014 subscription agreements," entered individually with certain of our existing shareholders, including (i) Oaktree, in the amount of approximately $10 million, (ii) Aurora, in the amount of approximately $15.0 million, (iii) BlackRock, in the aggregate amount of approximately $67.5 million, (iv) BlueMountain, in the aggregate amount of approximately $50 million , (v) Twin Haven in the amount of approximately $15 million and (vi) certain other accredited investors.

        Three members of the Board are associated with and are employees of Oaktree, one member of the Board is associated with or an employee of Aurora, one member of the Board is associated with or an employee of BlackRock, one member of the Board is associated with or an employee of BlueMountain and one member of the Board is associated with or an employee of Twin Haven.

        Pursuant to the terms of the March 2014 subscription agreements, we agreed to use all or substantially all of the net proceeds of the March 2014 Class B financing for purposes of satisfying our obligations in connection with the VLCC SPV stock purchase and the installment payments under the VLCC shipbuilding contracts described above. To the extent such net proceeds exceed the aggregate amount of such obligations, we are permitted to use the remaining net proceeds for general corporate purposes. On March, 25, 2014, we used approximately $162.7 million of the proceeds of March 2014 private placement to fund the purchase price of the VLCC shipbuilding SPVs as described elsewhere in this prospectus.

      BlueMountain Note and Guarantee Agreement

        On March 28, 2014, we and our wholly owned subsidiary VLCC Corp. entered into a Note and Guarantee Agreement, which we refer to as the "Note and Guarantee Agreement," with BlueMountain, whom we refer to as the "senior note purchasers". Pursuant to the Note and Guarantee Agreement, we issued senior unsecured notes due 2020 on May 13, 2014 in the aggregate principal amount of $131.6 million to the senior note purchasers for proceeds of $125,020,000 (before fees and expenses), after giving effect to the original issue discount provided for in the Note and Guarantee Agreement. We refer to these notes as the "senior notes."

        Interest on the senior notes accrues at the rate of 11.0% per annum, except that if we at any time irrevocably elect to pay interest in cash for the remainder of the life of the senior notes, interest on the senior notes will thereafter accrue at the rate of 10.0% per annum. The senior notes, which are unsecured, are guaranteed by VLCC Corp. and its subsidiaries. The Note and Guarantee Agreement provides that all proceeds of the senior notes shall be used to pay transaction costs and expenses and the remaining consideration payable in connection with the VLCC shipbuilding contracts (see "Business—Newbuilding" for more information on the VLCC shipbuilding contracts).

        The Note and Guarantee agreement requires us to comply with a number of customary covenants, including covenants related to the delivery of quarterly and annual financial statements, budgets and annual projections; maintaining properties and required insurances; compliance with laws (including environmental); compliance with ERISA; performance of obligations under the terms of each mortgage, indenture, security agreement and other debt instrument by which we are bound; payment of taxes; restrictions on consolidations, mergers or sales of assets; limitations on liens; limitations on issuance of certain equity interests and other restricted payments; limitations on additional indebtedness; limitations on transactions with affiliates; and other customary covenants. Although only certain covenants in the senior secured credit facilities restrict VLCC Corp. and its subsidiaries, all the covenants in the Note and Guarantee Agreement do restrict VLCC Corp. and its subsidiaries. To the extent these covenants in the Note and Guarantee Agreement restrict us and our subsidiaries party to the senior secured credit facilities, they are not materially more restrictive than those contained in the senior secured credit facilities (other than for certain cessations or reductions in restrictiveness resulting from declines in the loan to value ratio described above under "Description of Indebtedness—Senior secured credit facilities"). The Note and Guarantee Agreement allows for the incurrence of additional indebtedness or refinancing of existing indebtedness upon the reduction of the loan to value ratio set forth therein to or below certain thresholds.

        The Note and Guarantee Agreement includes customary events of default and remedies for facilities of this nature. If we do not comply with various covenants under the Note and Guarantee Agreement, the senior note purchasers may, subject to various customary cure rights, declare the unpaid principal amounts of the senior notes plus any accrued and unpaid interest and any make-whole amounts, as applicable, immediately due and payable.

        Concurrent with the issuance of the senior notes, we entered into an amendment and consent, by and among the parties to the Note and Guarantee Agreement which included certain technical and conforming amendments to the Note and Guarantee Agreement, such as amendments with respect to the list of subsidiary guarantors and related revisions to certain definitions, representations and warranties and affirmative covenants.

      June 2014 Class B Financing

        On June 25, 2014, we issued 1,670,000 shares of Class B Common Stock in a private placement, which we refer to as the "June 2014 Class B financing" for $18.50 per share, resulting in aggregate gross proceeds to the Company of approximately $30.9 million, pursuant to subscription agreements entered individually with certain accredited investor investment entities of Aurora Resurgence Advisors II LLC. One member of the Board is associated with or an employee of affiliates of Aurora Resurgence Advisors II LLC.

Other Related Party Transactions

        During the six months ended June 30, 2014, the six months ended June 30, 2013, the year ended December 31, 2013, the period from May 18, 2012 to December 31, 2012, the period from January 1, 2012 to May 17, 2012 and the year ended December 31, 2011, we provided office space to P C Georgiopoulos & Co. LLC and P C Georgiopoulos & Co. LLC incurred expenses relating thereto totaling approximately $6,000, $3,000, $6,000, $39,000, $4,000 and $31,000, respectively. P C Georgiopoulos & Co. LLC is an investment management company controlled by Peter C.

Georgiopoulos, the Chairman of our Board of Directors. As of June 30, 2014 and December 31, 2013, 2012 and 2011, a balance remains outstanding of approximately $8,000, $3,000, $8,000 and $19,000, respectively.

        During the six months ended June 30, 2014, the six months ended June 30, 2013, the year ended December 31, 2013, the period from May 18, 2012 to December 31, 2012, the period from January 1, 2012 to May 17, 2012 and the year ended December 31, 2011, we incurred fees for legal services aggregating approximately $45,000, $0, $27,000, $41,000, $0 and $122,000, respectively, to the father of Peter C. Georgiopoulos. As of June 30, 2014, a balance due to the father of Peter C. Georgiopoulos of approximately $4,000 remains outstanding. No balances remain outstanding as of December 31, 2013, 2012 and 2011.

        During the six months ended June 30, 2014, the six months ended June 30, 2013, the year ended December 31, 2013, the period from May 18, 2012 to December 31, 2012, the period from January 1, 2012 to May 17, 2012 and the year ended December 31, 2011, we provided business, travel and entertainment services to Genco Shipping & Trading Limited, or "Genco," and Genco incurred costs relating thereto totaling approximately $49,000, $55,000, $133,000, $76,000, $11,000 and $176,000, respectively. Genco is an owner and operator of dry bulk vessels. Peter C. Georgiopoulos is chairman of Genco's board of directors. As of June 30, 2014 and December 31, 2013, 2012 and 2011, a balance of approximately $22,000, $51,000, $35,000 and $11,000, respectively, remains outstanding.

        During the six months ended June 30, 2014, the six months ended June 30, 2013, the year ended December 31, 2013, the period from May 18, 2012 to December 31, 2012, the period from January 1, 2012 to May 17, 2012 and the year ended December 31, 2011, Genco made available certain of its employees who performed internal audit services for us for which we were invoiced approximately $72,000, $70,000, $140,000, $22,000, $63,000 and $241,000, respectively, based on actual time spent by the employees. As of June 30, 2014 and December 31, 2013, 2012 and 2011, a balance of approximately $37,000, $35,000, $23,000 and $125,000, respectively, remains outstanding.

        During the six months ended June 30, 2014, the six months ended June 30, 2013, the year ended December 31, 2013, the period from May 18, 2012 to December 31, 2012, the period from January 1, 2012 to May 17, 2012 and the year ended December 31, 2011, we provided entertainment and travel services to Baltic Trading Limited, or "Baltic," and Baltic incurred costs relating thereto totaling approximately $0, $0, $0, $0, $0 and $3,000, respectively. Baltic is a subsidiary of Genco and Peter C. Georgiopoulos is chairman of Baltic's board of directors. There is no balance due from Baltic as of June 30, 2014, December 31, 2013, 2012 and December 31, 2011, respectively.

        During the six months ended June 30, 2014, the six months ended June 30, 2013, the year ended December 31, 2013, the period from May 18, 2012 to December 31, 2012, the period from January 1, 2012 to May 17, 2012 and the year ended December 31, 2011, Aegean Marine Petroleum Network, Inc., or "Aegean," supplied bunkers and lubricating oils to our vessels aggregating approximately $5.7 million, $4.5 million, $11.8 million, $10.4 million, $20.2 million and $38.7 million, respectively. As of June 30, 2014, December 31, 2013, 2012 and 2011, a balance of approximately $370,000, $443,000, $1.8 million and $3.6 million, respectively, remains outstanding. Peter Georgiopoulos, the Chairman of our Board, is the chairman of Aegean's board of directors and John Tavlarios, our president and CEO and member of Board, is on the board of directors of Aegean. In addition, we provided office space to Aegean and Aegean incurred rent and other expenses in its New York office during the six months ended June 30, 2014, the six months ended June 30, 2013, the year ended December 31, 2013, the period from May 18, 2012 to December 31, 2012, the period from January 1, 2012 to May 17, 2012 and the year ended December 31, 2011 for approximately $103,000, $15,000, $30,000, $36,000, $28,000 and $64,000, respectively. As of June 30, 2014, December 31, 2013, 2012 and 2011, a balance of approximately $18,000, $3,000, $3,000 and $15,000, respectively, remains outstanding.

        Effective as of April 1, 2014, we subleased a portion of our office space at 299 Park Avenue, 2nd floor, New York, NY 10171 to Chemical Transportation Group, Inc. for rent of $5,000 per month,

payable at the start of each month. Peter C. Georgiopoulos is a member of the board of directors of Chemical Transportation Group, Inc.

Board Designees

        Five of our current directors were designated by Oaktree in connection with our emergence from bankruptcy in May 2012. One of the current members of our Board was designated by BlueMountain in February 2013 in connection with BlueMountain's investment in us in December 2012. Two of the current members of our Board were designated in January 2014 by Aurora, and Twin Haven, respectively, and one of our current directors was designated in March 2014 by BlackRock, in each case, in connection with such entities' respective investments in the Company in December 2013. These directors were each designated pursuant to Board designation rights provided in of the Amended and Restated Shareholders Agreement, dated as of December 12, 2013, or the BlueMountain letter agreement (which was terminated and superseded by the Amended and Restated Shareholders Agreement) described above under "Related Party Transactions—BlueMountain Common Stock Issuance," which rights will terminate upon the consummation of this offering. We refer to the Amended and Restated Shareholders Agreement as the "Shareholders Agreement." "BlueMountain" refers to BlueMountain Capital Management, LLC and/or one or more of its investment entities, "BlackRock" refers to BlackRock, Inc. and/or one or more of its investment entities, "Aurora" refers to ARF II Maritime Holdings LLC and/or one or more other investment entities of Aurora Resurgence Capital Partners II LLC, "Twin Haven" refers to Twin Haven Special Opportunities Fund IV, L.P. and/or one or more other investment entities of Twin Haven Capital Partners, LLC.

Review, Approval or Ratification of Transactions with Related Parties

        Our Board of Directors has adopted a policy and procedures for review, approval and monitoring of transactions involving the Company and "related persons" (generally, directors and executive officers, director nominees, shareholders owning five percent or greater of our outstanding stock and immediate family members of the foregoing) which shall be effective upon the consummation of this offering. The policy covers any related person transaction that meets the minimum threshold for disclosure in the proxy statement under the relevant SEC rules (generally, transactions involving amounts exceeding $120,000 in which a related person has a direct or indirect material interest) and will be applied to any such transactions proposed after its adoption.

        Related person transactions must be approved by the Board or by a committee of the Board consisting solely of independent directors, who will approve the transaction only if they determine that it is in the best interests of the Company. In considering the transaction, the Board or committee will consider all relevant factors, including as applicable (i) the related person's interest in the transaction; (ii) the approximate dollar value of the amount involved in the transaction; (iii) the approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss; (iv) the Company's business rationale for entering into the transaction; (v) the alternatives to entering into a related person transaction; (vi) whether the transaction is on terms no less favorable to the Company than terms that could have been reached with an unrelated third party; (vii) the potential for the transaction to lead to an actual or apparent conflict of interest and any safeguards imposed to prevent such actual or apparent conflicts; (viii) the overall fairness of the transaction to the Company; and (ix) any other information regarding the transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction. If a director is involved in the transaction, he or she will not cast a vote regarding the transaction.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common shares since the effective date. We cannot make any prediction as to the effect, if any, that sales of common shares or the availability of common shares for sale will have on the market price of our common stock. The market price of our common shares could decline because of the sale of a large number of our common shares or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common shares. See "Risk Factors—Future Sales of our common shares, or the perception in the public markets that these sales may occur, may depress the price of our common shares."

Sale of Restricted Shares

        Upon the consummation of this offering, we will have                common shares outstanding, or             shares if the underwriters exercise their over-allotment option in full. Of these shares, the             shares sold in this offering (or            shares if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction or further restriction under the Securities Act, except for any shares that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in Rule 144 promulgated under the Securities Act. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. The issuance of 200,011 of our common shares to our prepetition general unsecured creditors pursuant to the Chapter 11 plan (including 4,941 shares currently held in escrow in respect of disputed claims) was exempt from the registration requirements of the Securities Act pursuant to Section 1145 of the Bankruptcy Code and are therefore freely tradable, except for shares that are held by our directors, executive officers and other affiliates. As a result, after giving effect to this offering,            common shares, or       % of our outstanding common shares, which amount includes 200,011 shares issued to general unsecured creditors pursuant to the chapter 11 plan and an estimated             shares being sold in this offering, will be freely tradable, except for shares held by our directors, executive officers and other affiliates. The sale of such shares in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decrease significantly.

        The remaining 33,073,183 outstanding shares, or        % of our outstanding shares after giving effect to this offering, will consist of:

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  4,750,271 shares issued to Oaktree pursuant to the Chapter 11 plan in exchange for the conversion of secured claims, which we refer to as the "Oaktree conversion shares";

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  5,050,289 shares issued to Oaktree pursuant to the Chapter 11 plan in exchange for a $175.0 million investment, which we refer to as the "Oaktree investment shares"; and

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  23,272,623 "restricted securities," of which 1,264,625 shares are Class A shares and 22,002,998 shares are Class B shares and which we refer to as the "private placement shares," issued to various investors in private placements since our emergence from bankruptcy prior to this offering.

        The issuance of the Oaktree investment shares and private placement shares was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act and these shares are restricted securities. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. The issuance of the Oaktree conversion shares was exempt from the registration requirements of the Securities Act pursuant to Section 1145 of the Bankruptcy Code. As of the date of this prospectus, Oaktree has not sold any of the Oaktree conversion shares or any of the Oaktree investment shares, although these shares and the private placement shares are eligible for sale under Rule 144 and any shares sold thereunder will be freely tradable without restriction under the Securities Act, except for any shares that may be held or acquired by our directors, executive officers and other affiliates. Sales by our existing shareholders of a substantial number of shares in the public market, or the perception that these sales might occur, could cause the market price of our common stock to decrease significantly.

      Rule 144

        The restricted securities described above are eligible for resale under Rule 144. The availability of Rule 144 will vary depending on whether restricted securities are held by an affiliate or a non-affiliate. In general, under Rule 144, as in effect on the date of this prospectus, an affiliate who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through NYSE during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about our Company. The volume limitations, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding 90 days. A non-affiliate who has beneficially owned restricted securities for six months may rely on Rule 144 provided that certain public information regarding us is available. A non-affiliate who has beneficially owned the restricted securities proposed to be sold for at least one year will not be subject to any restrictions under Rule 144.

Options/Equity Awards and Warrants

        We intend to file a registration statement under the Securities Act to register 1,145,541 common shares reserved for issuance under our 2012 Equity Incentive Plan and            common shares reserved for issuance under our 2014 Equity Incentive Plan. Immediately prior to effectiveness of the registration statement of which this prospectus is a part, there were options outstanding under our 2012 Equity Incentive plan to purchase a total of 343,662 common shares, of which options to purchase 68,732 shares were exercisable immediately. Shares issued upon the exercise of options after the effective date of the registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to directors, executive officers and other affiliates and the lock-up agreements described below.

        In addition, the Chapter 11 plan provided for the issuance of warrants to our prepetition general unsecured creditors which are exercisable for up to 309,296 common shares at an exercise price of $38.26 per share. As of November 6, 2014, warrants exercisable for 301,655 shares have been distributed to our general unsecured creditors while warrants exercisable for 7,641 shares remain held in an escrow account in respect of disputed claims. The issuance of the warrants, and the issuance of the common shares upon exercise will be, exempt from the registration requirements of the Securities Act pursuant to Section 1145 of the Bankruptcy Code, and therefore are, or will be upon issuance, eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

Lock-up Agreements

        Certain shareholders, our executive officers and our directors have agreed that, for a period of 180 days after the date of this prospectus, subject to specified exceptions, they will not, without the prior written consent of the underwriter, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock.

        Immediately following the consummation of this offering, shareholders subject to lock-up agreements will hold            common shares, representing approximately        % of our then

outstanding common shares, or approximately        % if the underwriters exercise their over-allotment option.

        We have agreed not to issue, sell or otherwise dispose of any of our common shares during the 180-day period following the date of this prospectus subject to specified exceptions. We may, however, grant options to purchase common shares, issue common shares upon the exercise of outstanding options under our equity incentive plans and in certain other circumstances.

Registration Rights

        Pursuant to the First Amended and Restated Registration Agreement dated as of November 1, 2012, or the "Registration Agreement," and the Amended and Restated Shareholders Agreement described under Note 2 to the financial statements for the years ended December 31, 2013 and December 31, 2012 included elsewhere in this prospectus, Oaktree may require that we register for public resale under the Securities Act all shares of their common stock that they request be registered at any time following this offering, subject to certain limitations, and all shareholders party to the Registration Agreement are entitled to certain piggyback registration rights, subject to certain limitations. In addition, pursuant to the Amended and Restated Shareholders Agreement, certain other shareholders will have demand registration rights similar to those of Oaktree beginning on the 180th day following the consummation of this offering. After giving effect to this offering and subject to the terms of their lock-up agreements with the underwriters, Oaktree may require that                of our common shares be registered for resale pursuant to the Registration Agreement and certain other shareholders may make similar demands in respect of an additional                 common shares anytime on or after the 180th day after this offering.

        Prior to this offering, there has been no public market for our common shares since the effective date, and no prediction can be made as to the effect, if any, that future sales or the availability of common shares for sale will have on the market price of our common shares prevailing from time to time. Nevertheless, sales of substantial amounts of our common shares in the public market, including common shares issued upon the exercise of options that have been or may be granted under any employee share option or employee share award plan of ours, or the perception that those sales may occur, could adversely affect prevailing market prices for our common shares.

DESCRIPTION OF OUR CAPITAL STOCK

        In connection with this offering, we will be adopting an amended and restated articles of incorporation and amended and restated bylaws. The following description of our common stock contains a summary of the material provisions of our amended and restated articles of incorporation and our amended and restated bylaws that will be in effect as of the consummation of this offering. Please see our amended and restated articles of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Purpose

        Our purpose, as stated in our articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the "BCA." Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

Authorized Capital Stock

        Under our amended and restated articles of incorporation, our authorized capital stock consists of             shares of common stock, par value $0.01 per share and            shares of preferred stock, of which            shares are designated Series A Junior Participating Preferred Stock.

Common Shares

      Voting Rights

        Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, and will not be entitled to cumulate votes for the election of directors. Election of directors will be by plurality of votes cast, and all other matters will be by a majority of the votes cast. Except as required by law and by the terms of any series of preferred stock designated by the board of directors pursuant to our amended and restated articles of incorporation, our common stock has the exclusive right to vote for the election of directors and for all other purposes. Our common stock votes together as a single class.

      Dividends

        Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive, ratably, all dividends, if any, declared by our board of directors out of funds legally available for dividends.

      Liquidation Rights

        In the event of our liquidation, dissolution or winding up, the holders of shares of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and liabilities, subject to the prior distribution rights of holders of shares of our preferred stock, if any are then outstanding.

      Other Rights

        Holders of our common stock do not have conversion, redemption, subscription, sinking fund or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of any shares of our preferred stock which we may issue in the future.

      Transfer Agent

        The transfer agent for our common stock is Computershare Trust Company N.A.

      Listing

        We have applied to have our common shares approved for quotation on the NYSE under the symbol "GMR."

Preferred Shares

        Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

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  the designation of the series;

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  the number of shares of the series;

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  the voting rights, if any, of the holders of the series; and

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  the preferences and relative, participating, option or other special rights, if any, of the series, and any qualifications, limitations or restrictions applicable to such rights.

Limitations on Liability and Indemnification of Officers and Directors

      Limitations on Liability

        Under Marshall Islands law, directors and officers shall discharge their duties in good faith and with that degree of diligence, care and skill which ordinarily prudent people would exercise under similar circumstances in like positions. In discharging their duties, directors and officers may rely upon financial statements of the corporation represented to them to be correct by the president or the officer having charge of its books or accounts or by independent accountants.

        The Business Corporations Act of the Republic of the Marshall Islands, or the "BCA," provides that the articles of incorporation of a Marshall Islands company may include a provision for the elimination or limitation of liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director:

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  for any breach of the director's duty of loyalty to the corporation or its shareholders;

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  for acts or omissions not undertaken in good faith or which involve intentional misconduct or a knowing violation of law; or

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  for any transaction from which the director derived an improper personal benefit.

        Our directors will not be personally liable to us or our shareholders for monetary damages for any breach of duty in such capacity, except that the liability of a director will not be eliminated or limited:

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  for any breach of the director's duty of loyalty to the corporation or its shareholders;

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  for acts or omissions not undertaken in good faith or which involve intentional misconduct or a knowing violation of law; or

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  for any transaction from which the director derived an improper personal benefit.

      Indemnification of Officers and Directors

        Under the BCA, for actions not by or in the right of a Marshall Islands corporation, a corporation may indemnify any person who was or is a party to any threatened or pending action or proceeding by reason of the fact that such person is or was a director or officer of the corporation against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such conduct was unlawful.

        In addition, under the BCA, in actions brought by or in right of a Marshall Islands corporation, any agent who is or is threatened to be made party can be indemnified for expenses (including attorney's fees) actually and reasonably incurred in connection with the defense or settlement of the action if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, provided that indemnification is not permitted with respect to any claims in which such person has been found liable for negligence or misconduct with respect to the corporation unless the appropriate court determines that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity.

        We will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that such person is or was a director or officer of ours, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses

(including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was unlawful.

        We will also indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of us to procure judgment in our favor by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the Company as a director or officer of (or in a similar capacity in respect of) another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by such person or in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and except that no indemnification will be made in respect of any claim, issue or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of such person's duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

        The limitation of liability and indemnification provisions in our amended and restated bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

      Forum Selection

        Our amended and restated bylaws provide that the state or federal courts located in the State of New York are the exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, (3) any action asserting a claim arising pursuant to any provision of the BCA, or (iv) any action asserting a claim governed by the internal affairs doctrine, unless we consent in writing to the selection of an alternative forum.

      Attorneys' Fees in Stockholder Actions

        Our amended and restated bylaws will include a requirement that, to the fullest extent permitted by law, a stockholder reimburse us for all fees, costs and expenses incurred by us in connection with a proceeding initiated by such stockholder in which such stockholder does not obtain a judgment on the merits that substantially achieves the full remedy sought. This provision may have the effect of discouraging lawsuits against us or our directors and officers.

Anti-Takeover Effects of Certain Provisions of Our Articles of Incorporation and Bylaws

        Several provisions of our amended and restated articles of incorporation and amended and restated bylaws, which are summarized herein, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

      Blank Check Preferred Shares

        Under the terms of our amended and restated articles of incorporation, our board of directors has the authority, without any further vote or action by our shareholders, to authorize our issuance of up to                shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

      Classified Board of Directors

        Our amended and restated articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms beginning upon the expiration of the initial term for each class. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for up to two years.

      Business Combinations

        Although the BCA does not contain specific provisions regarding "business combinations" between corporations organized under the laws of the Republic of the Marshall Islands and "interested shareholders," our amended and restated articles of incorporation include these provisions. Our amended and restated articles of incorporation contain provisions which prohibit them from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

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  prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our board approved the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

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  upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced;

  •
  on or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the board and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder; or

  •
  the shareholder is Peter C. Georgiopoulos or an affiliate or associate thereof.

        For purposes of these provisions, a "business combination" includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder and an "interested shareholder" is any person or entity that beneficially owns 15% or more of our outstanding voting stock and any person or entity affiliated with or controlling or controlled by that person or entity

      Election and Removal of Directors

        Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our amended and restated bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our articles of incorporation also provide that our directors may be removed only for cause and only upon the affirmative vote of at least 80% of the outstanding shares of our capital stock entitled to vote for those directors or by a majority of the members of the board of directors then in office. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

      Limited Actions by Shareholders

        Our amended and restated articles of incorporation and our amended and restated bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our amended and restated articles of incorporation and our amended and restated bylaws provide that, subject to certain exceptions, only our board of directors may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board and shareholder consideration of a proposal may be delayed until the next annual meeting.

      Advance Notice Requirements for Shareholder Proposals and Director Nominations

        Our amended and restated bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 90 days nor more than 120 days before the first anniversary of the preceding year's annual meeting of shareholders. Our amended and restated bylaws also specify requirements as to the form and content of a shareholder's notice. These provisions may impede a shareholder's ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

      Amendments to Articles of Incorporation

        Our amended and restated articles of incorporation require the affirmative vote of the holders of not less than 80% of the shares entitled to vote in an election of directors to amend, alter, change or repeal the following provisions in our amended and restated articles of incorporation:

  •
  the classified board and director removal provisions;

  •
  the requirement that action by written consent of the shareholders be taken by unanimous written consent;

  •
  limitations on the power of our shareholders to amend the amended and restated bylaws;

  •
  the limitation on business combinations between us and interested shareholders; and

  •
  the provisions requiring the affirmative vote of the holders of not less than 80% of our shares entitled to vote in an election of directors to amend the foregoing provisions.

        This requirement makes it more difficult for our shareholders to make changes to the provisions in the amended and restated articles of incorporation that could have anti-takeover effects.

      Dissenters' Rights of Appraisal and Payment

        Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation and the sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the High Court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

      Shareholders' Derivative Actions

        Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

DESCRIPTION OF INDEBTEDNESS

Senior Secured Credit Facilities

        Pursuant to the Chapter 11 plan, a prepetition revolving credit facility entered into by our wholly-owned subsidiary, General Maritime Subsidiary Corporation, which we refer to as "GMR Sub Corp.," and a syndicate of commercial lenders was amended and restated on the effective date. We refer to this prepetition revolving credit facility as the "2011 credit facility." Pursuant to the amended and restated credit facility, which we refer to as the "$508M credit facility," and after giving effect to a partial paydown of outstanding obligations under the credit facility provided for by the Chapter 11 plan, our outstanding revolving loans under the credit facility were converted into tranche A term loans and the termination value of a related interest rate swap, together with interest thereon, was exchanged for tranche B term loans under the $508M credit facility. The $508M credit facility, upon our emergence from Chapter 11, provided for term loans in the aggregate amount of $509.0 million.

        Pursuant to the Chapter 11 plan, a prepetition term loan and revolving facility entered into by our wholly-owned subsidiary, General Maritime Subsidiary II Corporation, which we refer to as "GMR Sub II Corp.," and a syndicate of commercial lenders was amended and restated on the effective date. Pursuant to the amended and restated credit facility, which we refer to as the "$273M credit facility," and after giving effect to a partial paydown of outstanding obligations under the credit facility provided for by the Chapter 11 plan, our outstanding revolving loans under the credit facility were converted into term loans and our outstanding term loans under credit facility continued as term loans under the $273M credit facility. The $273M credit facility, upon our emergence from Chapter 11, provided for term loans in the aggregate amount of $273.8 million.

        We refer to the $508M credit facility and the $273M credit facility as the "senior secured credit facilities." The senior secured credit facilities mature on May 17, 2017.

        The senior secured credit facilities bear interest at a rate per annum based on LIBOR plus a margin of 4% per annum. The $508M credit facility is secured on a first lien basis by a pledge of our interest in GMR Sub Corp. and Arlington Tankers Ltd., our wholly-owned subsidiary which we refer to as "Arlington," a pledge by such subsidiaries of their interests in the vessel-owning subsidiaries they own, and a pledge by such vessel-owning subsidiaries of substantially all their assets, and is secured on a second lien basis by a pledge of our interest in GMR Sub II Corp., a pledge by GMR Sub II Corp. of its interest in the vessel-owning subsidiaries that it owns, and a pledge by such vessel-owning subsidiaries of substantially all their assets, and was guaranteed by us and our subsidiaries (other than GMR Sub. Corp.) which own vessels or interests in vessel-owning subsidiaries. The $273M credit facility is secured on a first lien basis by a pledge of our interest in GMR Sub II Corp., a pledge by GMR Sub II Corp. of its interest in the vessel-owning subsidiaries it owns, and a pledge by such vessel-owning subsidiaries of substantially all their assets, and is secured on a second lien basis by a pledge of our interests in GMR Sub Corp. and Arlington, a pledge by such subsidiaries of their interests in the vessel-owning subsidiaries they own, and a pledge by such vessel-owning subsidiaries of substantially all their assets, and is guaranteed by the Company and its subsidiaries (other than GMR Sub II Corp.) which own vessels or interests in vessel-owning subsidiaries. The senior secured credit facilities are secured on a pari passu basis by a lien of substantially all of our other assets. The senior secured credit facilities are not secured by our interests in VLCC Corp. and its subsidiaries, Unique Tankers and related assets, certain deposit amounts and non-recourse subsidiaries. In addition, the senior secured credit facilities are secured on a pari passu basis by a pledge by us, GMR Sub Corp., GMR Sub II Corp. and Arlington of certain of our and their respective bank accounts.

        As of June 30, 2014 and December 31, 2013, we had an outstanding letter of credit of approximately $658,000. This letter of credit is secured by cash placed in a restricted account amounting to approximately $659,000 as of June 30, 2014 and December 31, 2013.

        We are required to comply with various collateral maintenance and financial covenants under the senior secured credit facilities, including with respect to our minimum cash balance and an interest expense coverage ratio covenant. The senior secured credit facilities also require us to comply with a number of customary covenants, including covenants related to the delivery of quarterly and annual financial statements, budgets and annual projections; maintaining required insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of the collateral vessels; restrictions on consolidations, mergers or sales of assets; limitations on liens; limitations on issuance of certain equity interests; limitations on transactions with affiliates; and other customary covenants and related provisions.

        Upon the reduction of the loan to value ratio set forth in the senior secured credit facilities to or below 0.6:1, the senior secured credit facilities provide for a cessation or reduction in restrictiveness of certain affirmative obligations and negative covenants. Once this loan to value ratio is reduced to or below this specified threshold, fewer restrictions on granting of liens, making of capital expenditures and incurrence of indebtedness will apply. In addition, upon reducing the loan to value ratio to or below this point, the senior secured credit facilities (i) permit us to retain certain proceeds in connection with collateral vessel dispositions, (ii) remove requirements to deliver certain financial statements and (iii) no longer require agent consent to enter into certain charters.

        The senior secured credit facilities include customary events of default and remedies for credit facilities of this nature. If we do not comply with our financial and other covenants under the senior secured credit facilities, the lenders may, subject to various customary cure rights, require the immediate payment of all amounts outstanding under the senior secured credit facilities.

        Pursuant to the amendments to the senior secured credit facilities in 2012, 2013, and 2014, certain terms and covenants under both facilities were modified to reflect the following terms as of June 30, 2014:

      Amortization

        The $508M credit facility's earliest amortization payment date is March 31, 2016 and the $273M credit facility's earliest amortization payment date is June 30, 2016.

        A repayment schedule of outstanding borrowings at June 30, 2014 is as follows:

YEAR ENDING DECEMBER 31,	$508M credit facility	$273M credit facility	Senior Notes	TOTAL
2014 (six month period)	$0	$0	$0	$0
2015	0	0	0	0
2016	59,912,649	17,015,539	0	76,928,188
2017	369,767,102	224,565,625	0	594,332,727
2018	0	0	0	0
Thereafter	0	0	126,940,695	126,940,695

	$429,679,751	$241,581,164	$126,940,695	$798,201,610

      Excess Liquidity

        If at any time our total leverage ratio is greater than 0.6:1, we are obligated to make prepayments on or about the last day of each calendar quarter in an amount equal to our excess liquidity which is cash on hand exceeding $125.0 million. The definition of excess liquidity excludes, among other things, scheduled repayments of principal and interest thereon under the senior secured credit facilities on or about the last day of each such calendar quarter and amounts raised from issuances of equity after December 31, 2013.

      Affirmative and Negative Covenants

        In addition to the covenants described above, we are also obligated to cause certain subsidiaries that own specified vessels to dispose of such vessels on or before August 31, 2014 and apply the net cash proceeds of such dispositions as required by the mandatory prepayment provisions of the senior secured credit facilities. This obligation was satisfied with the sale of one Aframax vessel in October 2013 and one Suezmax vessel in July 2014. Exceptions to certain negative covenants, specifically the indebtedness, liens, capital expenditures and investments covenants, permit us and our subsidiaries to acquire new vessels, and to incur debt and grant liens in connection therewith, subject to satisfaction of certain financial covenants and other conditions.

      Collateral Maintenance

        The collateral maintenance tests require the aggregate fair market value of the collateral vessels under the senior secured credit facilities to be at least 110% of the aggregate principal amount of outstanding loans under the senior secured credit facilities, and increase over time to 120%.

      Minimum Cash

        The minimum cash balance covenant requires a minimum cash balance level of $10,000 on December 13, 2013 to and including December 31, 2014, $15,000 on January 1, 2015 to and including December 31, 2015 and $20,000 at any time after January 1, 2016.

      Interest Expense Coverage Ratio

        The date on which the interest expense coverage ratio becomes effective is March 31, 2016. The minimum ratio commences with a 1.00:1.00 ratio and increases over time to a 2.00:1.00 ratio on the maturity date.

        The vessel valuations we received in May, August and November 2013 indicated that we did not comply with certain of our collateral maintenance covenants under the senior secured credit facilities. The senior secured credit facilities prohibit us from electing an interest period other than one month when we are not in compliance with our covenants. On August 27, 2013, we obtained a waiver of such restriction from the lenders to permit us to select a three month interest period commencing on August 30, 2013. On November 29, 2013, the lenders agreed to waive, as of December 13, 2013, existing events of default related to our failure to comply with certain of our collateral maintenance covenants, potential events of default for failure to comply with the minimum cash balance covenant arising from the funding of interest payments due on November 29, 2013 and any related defaults or events of default.

        As of June 30, 2014, we are in compliance with all financial covenants under the senior secured credit facilities.

        As of June 30, 2014, approximately $429,680,000 and $241,581,000 of the $508M credit facility and the $273M credit facility, respectively, were outstanding. As of December 31, 2013, approximately $436,051,000 and $241,581,000 of the $508M credit facility and the $273M credit facility, respectively, were outstanding. These facilities are fully drawn and, at June 30, 2014 and December 31, 2013, there is no availability for additional borrowings. For the six months ended June 30, 2014 and 2013, interest expense incurred under the senior secured credit facilities amounted to approximately $14,339,000 and $16,926,000, respectively.

Oaktree Note

        On April 11, 2013, we, GMR Sub Corp. and GMR Sub II Corp., each as a borrower, entered into a revolving promissory note, which we refer to as the "Oaktree note," in the principal amount of $9.3 million in favor of Oaktree. The Oaktree note, which was unsecured, was guaranteed by Arlington. The Oaktree note was to mature on April 11, 2014 and bore interest at a rate of 12% per annum.

        We were required to comply with various affirmative, negative and financial covenants under the Oaktree note that were substantially similar in all material respects to those in the senior secured credit facilities, excluding certain covenants in the senior secured credit facilities pertaining to collateral and the vessels securing those credit facilities. On June 11, 2013, we fully repaid the Oaktree note with the proceeds from the Well Fargo credit facility, described below.

Wells Fargo Credit Facility

        On June 11, 2013, we entered into a credit agreement with and delivered a promissory note to Wells Fargo Bank, National Association providing for a revolving line of credit in the principal amount of up to $9.3 million, which we refer to as the "Wells Fargo credit facility," for working capital and general corporate purposes. On June 11, 2013, we borrowed $9.3 million under the Wells Fargo credit facility and used the proceeds to repay in full the Oaktree note. The Wells Fargo credit facility, which was unsecured, was guaranteed severally (and not jointly), on a specified pro rata basis, by several Oaktree entities. The Wells Fargo credit facility was to mature on July 31, 2014 and bore interest, at our option, at either a fluctuating rate equal to Wells Fargo's Prime Rate or LIBOR plus a margin of 2.5% per annum.

        We were required to comply with various affirmative, negative and financial covenants under the Wells Fargo credit facility that were substantially similar in all material respects to those in the senior secured credit facilities (excluding certain covenants in the senior secured credit facilities pertaining to collateral and the vessels securing those facilities) as well as financial covenants with respect to our minimum cash balance and interest expense coverage ratio.

        The Wells Fargo credit facility contained events of defaults and remedies that are substantially similar to those in the senior secured credit facilities and provided that events of default under the senior secured credit facilities or events of default under certain credit facilities of Oaktree will be events of default under the Wells Fargo credit facility. On December 16, 2013, we fully repaid the Wells Fargo credit facility with the proceeds from the Class B financing, described above.

Senior Notes

        On March 28, 2014, we and our wholly owned subsidiary VLCC Corp. entered into a Note and Guarantee Agreement with affiliates of BlueMountain Capital Management, LLC which we refer to as the "note purchasers." Pursuant to the Note and Guarantee Agreement, we issued senior unsecured notes due 2020 on May 13, 2014 in the aggregate principal amount of $131.6 million to the note purchasers for proceeds of approximately $125 million (before fees and expenses), after giving effect to the original issue discount provided for in the Note and Guarantee Agreement. We refer to these notes as the "senior notes." Interest on the senior notes accrues at the rate of 11.0% per annum payable in the form of additional senior notes, or "PIK notes," except that if we at any time irrevocably elect to pay interest in cash for the remainder of the life of the senior notes, interest on the senior notes will thereafter accrue at the rate of 10.0% per annum. The senior notes, which are unsecured, are guaranteed by VLCC Corp. and its subsidiaries. The Note and Guarantee Agreement provides that all proceeds of the senior notes shall be used to pay transaction costs and expenses and the remaining consideration payable in connection with the VLCC shipbuilding contracts (see "Business—Newbuildings" for more information on the VLCC shipbuilding contracts).

        The Note and Guarantee Agreement requires us to comply with a number of customary covenants, including covenants related to the delivery of quarterly and annual financial statements, budgets and annual projections; maintaining properties and required insurances; compliance with laws (including environmental); compliance with ERISA; performance of obligations under the terms of each mortgage, indenture, security agreement and other debt instrument by which we are bound; payment of taxes; restrictions on consolidations, mergers or sales of assets; limitations on liens; limitations on issuance of certain equity interests and other restricted payments; limitations on additional indebtedness; limitations on transactions with affiliates; and other customary covenants. Although only certain covenants in the senior secured credit facilities restrict VLCC Corp. and its subsidiaries, all the covenants in the Note and Guarantee Agreement do restrict VLCC Corp. and its subsidiaries. To the extent these covenants in the Note and Guarantee Agreement restrict us and our subsidiaries party to the senior secured credit facilities, they are not materially more restrictive than those contained in the senior secured credit facilities (other than for certain cessations or reductions in restrictiveness resulting from declines in the loan to value ratio described above under "Description of Indebtedness—Senior secured credit facilities"). The Note and Guarantee Agreement allows for the incurrence of additional indebtedness or refinancing of existing indebtedness upon the reduction of the loan to value ratio set forth therein to or below certain thresholds.

        The Note and Guarantee Agreement includes customary events of default and remedies for facilities of this nature. If we do not comply with various covenants under the Note and Guarantee Agreement, the note purchasers may, subject to various customary cure rights, declare the unpaid principal amounts of the senior notes plus any accrued and unpaid interest and any make-whole amounts, as applicable, immediately due and payable.

        We have the option to redeem up to 35.0% of the principal amount of the senior notes with the proceeds of an equity offering at a redemption price of 110.5% in principal amount, subject to certain terms and conditions set forth in the Note and Guaranty Agreement. Additionally, we have to option to prepay the senior notes at any time. However, if they are paid prior to May 13, 2016 (other than with the proceeds of an equity offering as described above) we will be obligated to pay a make-whole premium provided for in the Note and Guarantee Agreement. If we redeem the notes during periods from May 13, 2016 to May 12, 2017, from May 13, 2017 to May 12, 2018 and from May 13, 2108 to May 12, 2019 we will be obligated to pay redemption premiums of 9.0%, 6.0% and 3.0% respectively.

        Concurrent with the issuance of the senior notes, we entered into an Amendment No. 1 and Consent, by and among the parties to the Note and Guarantee Agreement. This amendment included certain technical and conforming amendments to the Note and Guarantee Agreement, such as amendments with respect to the list of subsidiary guarantors and related revisions to certain definitions, representations and warranties and affirmative covenants.

        As of June 30, 2014, the discount on the senior notes was $6,563, which we amortize as additional interest expense until March 28, 2020. Interest expense, including amortization of the discount, amounted to $1,921 and $0 during the six months ended June 30, 2014 and 2013, respectively.

MARSHALL ISLANDS COMPANY CONSIDERATIONS

        Our corporate affairs are governed by our articles of incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Republic of the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in the United States. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or significant shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders' rights.

Marshall Islands	Delaware
Shareholder Meetings
Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.
Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.
May be held within or without the Marshall Islands.	May be held within or without Delaware.
Notice:	Notice:
Whenever shareholders are required to take any action at a meeting, written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.	Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communications, if any.
A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting.	Written notice of any meeting shall be given not less than 10 nor more than 60 days before the date of the meeting.
Shareholders' Voting Rights
Any action required to be taken by a meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote.	Any action required to be taken at a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not fewer than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
Any person authorized to vote may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him or her by proxy.
Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting.	For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

Marshall Islands	Delaware
The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.
Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by a majority vote of the holders of outstanding shares at a shareholder meeting.	Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by shareholders of each constituent corporation at an annual or special meeting.
Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation's usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a shareholder meeting.	Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board of directors deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of the corporation entitled to vote.
Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any corporation.	Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of shareholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called shareholder meeting.
Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the shareholders, unless otherwise provided for in the articles of incorporation.	Any mortgage or pledge of a corporation's property and assets may be authorized without the vote or consent of shareholders, except to the extent that the certificate of incorporation otherwise provides.
Directors
The board of directors must consist of at least one member.	The board of directors must consist of at least one member.
The number of board members may be changed by an amendment to the bylaws, by the shareholders, or by action of the board under the specific provisions of a bylaw.	The number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by an amendment to the certificate of incorporation.
If the board is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director.	If the number of directors is fixed by the certificate of incorporation, a change in the number shall be made only by an amendment of the certificate.

Marshall Islands	Delaware
Removal
Any or all of the directors may be removed for cause by vote of the shareholders.	Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.
If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders.	In the case of a classified board, shareholders may affect removal of any or all directors only for cause.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a discussion of the material U.S. federal income tax consequences to a U.S. holder or a non-U.S. holder, as defined below, with respect to the ownership and disposition of our common shares. The following discussion, in so far as it expresses conclusions as to the application of United States federal income tax consequences of the ownership and disposition of our common shares, is the opinion of Kramer Levin Naftalis & Frankel LLP. This discussion does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to U.S. holder or a non-U.S. holder nor does this discussion address the tax consequences of owning our common shares with respect to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, U.S. expatriates, persons holding our common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, pass-through entities and investors therein, persons who own, actually or under applicable constructive ownership rules, 10% or more of our common shares, dealers in securities or currencies and U.S. holders whose functional currency is not the U.S. dollar) may be subject to special rules. This discussion deals only with holders who purchase common shares in connection with this offering and hold the common shares as a capital asset. Moreover, this discussion is based on the Internal Revenue Code of 1986, as amended, or the "Code," existing final and temporary regulations thereunder, and current administrative rulings and court decisions, all as in effect on the date of this registration statement and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our common shares (including consequences arising under U.S. federal estate and gift tax laws).

        For purposes of this discussion, the term "U.S. holder" means a beneficial owner of our common shares that is, for U.S. federal income tax purposes, (a) an individual who is a citizen or resident of the U.S., (b) a domestic corporation, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust if either (1) a court within the U.S. is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. A beneficial owner of our common shares that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust and is not a U.S. holder is referred to below as a "non-U.S. holder."

        If a partnership (or entity treated as such for U.S. federal income tax purposes) holds common shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and upon the activities of the partnership. If you are a partner in such a partnership holding our common shares, you are encouraged to consult your tax advisor.

U.S. Federal Income Taxation of U.S. Holders

      Distributions

        Subject to the discussion under "PFIC Status" below, any distributions made by us to a U.S. holder with respect to our common shares generally will constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of those earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. holder's tax basis in our common shares (determined on a share-by-share basis), and thereafter as capital gain. Because we are not a U.S. corporation, U.S. holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us.

        Dividends paid on our common shares to a U.S. holder who is an individual, trust or estate, or a "non-corporate U.S. holder," will generally be treated as "qualified dividend income" that is taxable to such non-corporate U.S. holder at preferential tax rates, provided that (1) our common shares are readily tradable on an established securities market in the United States (such as the NYSE, on which our common shares are traded); (2) we are not a passive foreign investment company, or a" PFIC," for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we have been, are, or will be); (3) the non-corporate U.S. holder 's holding period of our common shares includes more than 60 days in the 121-day period beginning 60 days before the date on which our common shares becomes ex-dividend; and (4) the non-corporate U.S. holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. If we were to be a PFIC, as discussed below, for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. A non-corporate U.S. holder will be able to take qualified dividend income into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case, the dividend will be taxed at ordinary income rates. Non-corporate U.S. holders also may be required to pay a 3.8% surtax on all or part of such holder's "net investment income," which includes, among other items, dividends on our shares, subject to certain limitations and exceptions. Prospective investors are encouraged to consult their own tax advisors regarding the effect, if any, of this surtax on their ownership of our shares.

        Amounts taxable as dividends generally will be treated as passive income from sources outside the U.S. However, if (a) we are 50% or more owned, by vote or value, by U.S. persons and (b) at least 10% of our earnings and profits are attributable to sources within the U.S., then for foreign tax credit purposes, a portion of our dividends would be treated as derived from sources within the U.S. With respect to any dividend paid for any taxable year, the U.S. source ratio of our dividends for foreign tax credit purposes would be equal to the portion of our earnings and profits from sources within the U.S. for such taxable year divided by the total amount of our earnings and profits for such taxable year.

        Special rules may apply to any "extraordinary dividend"—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted basis (or fair market value in certain circumstances) in a share of our common shares—paid by us. If we pay an "extraordinary dividend" on our common shares that is treated as "qualified dividend income", then any loss derived by a non-corporate U.S. holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

      Sale, Exchange or Other Disposition of Common Shares

        Subject to the discussion under "PFIC Status" below, a U.S. holder generally will recognize capital gain or loss upon a sale, exchange or other taxable disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. holder from such disposition and the U.S. holder's tax basis in such shares. Capital gain of a non-corporate U.S. holder generally is taxed at a lower rate than ordinary income where such holder has a holding period greater than one year. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. holder's ability to deduct capital losses is subject to certain limitations. Non-corporate U.S. holders also may be required to pay a 3.8% surtax on all or part of that holder's "net investment income," which generally may include, among other items, net gain attributable to the disposition of our shares, subject to certain limitations and exceptions. Prospective investors are encouraged to consult their own tax advisors regarding the effect, if any, of this surtax on their disposition of our shares.

      PFIC Status

        The foregoing discussion assumed that we are not and will not become a "passive foreign investment company," or "PFIC."

        We will be a PFIC if either:

  •
  75% or more of our gross income in a taxable year consists of "passive income" (generally including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury Regulations); or

  •
  at least 50% of our assets in a taxable year (averaged over the year and generally determined based upon value) produce or are held for the production of passive income.

        For purposes of determining whether we are a PFIC, we will be treated as earning and owning a proportionate share of the income and assets, respectively, of our subsidiaries that have made special U.S. tax elections to be disregarded as separate entities (see "Taxation of the Company") as well as of any other corporate subsidiary in which we own at least 25% of the subsidiary's stock.

        For purposes of these tests, income derived from the performance of services does not constitute passive income. By contrast, rental income would generally constitute passive income unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business. We intend to treat our income from the time and spot charter of vessels as services income, rather than rental income. Accordingly, we intend to take the position that such income does not constitute passive income, and that the assets that we will own and operate in connection with the production of that income, primarily our vessels, do not constitute passive assets for purposes of determining whether we are a PFIC. While there is no direct legal authority under the PFIC rules addressing our method of operation, there is legal authority supporting this position consisting of pronouncements by the U.S. Internal Revenue Service, or the "IRS," concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also legal authority, consisting of case law, which characterizes time charter income as rental income rather than services income for other tax purposes.

        Based on our existing operations and our view that income from time and spot chartered vessels is services income rather than rental income, we intend to take the position that we are not now and have never been a PFIC with respect to any taxable year. Although there is legal authority to the contrary, as noted above, our counsel, Kramer Levin Naftalis & Frankel LLP, is of the opinion that, based on applicable law, including the Code, legislative history, published revenue rulings and court decisions, and representations we have made to them regarding the composition of our assets, the source of our income and the nature of our activities and other operations following this offering, we should not be a PFIC in 2014 or (assuming that there is no material change to the composition of our assets, the source of our income or the nature of our activities and other operations) any future taxable year. No assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover because there are uncertainties in the application of the PFIC rules and PFIC status is determined annually and depends on the composition of a company's income and assets, we can provide no assurance that we will not become a PFIC in any future taxable year.

        No assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover because there are uncertainties in the application of the PFIC rules and PFIC status is determined annually and depends on the composition of a company's income and assets, we can provide no assurance that we will not become a PFIC in any future taxable year.

        Subject to the QEF and mark-to-market elections discussed below, if we were to be treated as a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), (i) each U.S. holder who is treated as owning our common shares during such taxable year for purposes of the PFIC rules would be required to allocate any excess distributions received (i.e., the portion of any distributions received by the U.S. holder on our common shares in a taxable year in excess of 125 percent of the average annual distributions received by the U.S. holder in the three preceding taxable years, or, if shorter, the U.S. holder's holding period for our common shares) and any gain realized from the disposition of our common shares ratably over the U.S. holder's holding period of our common shares; (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be treated as ordinary income; and (iii) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

        A U.S. holder who holds our common shares during a period when we are a PFIC generally will be subject to the foregoing rules for that taxable year and all subsequent taxable years with respect to that U.S. holder's holding of our common shares, even if we ceased to be a PFIC, subject to certain exceptions for U.S. holders who made a mark-to-market or QEF election discussed below. U.S. holders are urged to consult their tax advisors regarding the PFIC rules, including as to the advisability of choosing to make a QEF or mark-to-market election.

        QEF Election.    The above rules relating to the taxation of excess distributions and dispositions will not apply to a U.S. holder who has made a timely "qualified electing fund," or a "QEF," election for all taxable years that the holder has held our common shares and we were a PFIC. Instead, each U.S. holder who has made a timely QEF election is required for each taxable year to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long term capital gain, regardless of whether we have made any distributions of the earnings or gain. The U.S. holder's basis in our common shares will be increased to reflect taxed but undistributed income. Distributions of income that had been previously taxed will result in a corresponding reduction in the basis of the common shares and will not be taxed again once distributed. A U.S. holder making a QEF election would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. If we determine that we are a PFIC for any taxable year, we will use reasonable efforts to provide each U.S. holder with all necessary information in order to make the QEF election described above.

        "Mark-to-Market" Election.    Alternatively, if we were to be treated as a PFIC for any taxable year and provided that our common shares are treated as "regularly traded on a qualified exchange," which we believe will be the case, a U.S. holder may make a mark-to-market election. There can be no assurance, however, that our common shares will be "regularly traded" for purposes of the mark-to-market election. Under a mark-to-market election, any excess of the fair market value of the common shares at the close of any taxable year over the U.S. holder's adjusted tax basis in the common shares is included in the U.S. holder's income as ordinary income. In addition, the excess, if any, of the U.S. holder's adjusted tax basis at the close of any taxable year over the fair market value of the common shares is deductible in an amount equal to the lesser of the amount of the excess or the amount of the net mark-to-market gains that the U.S. holder included in income in prior years. A

U.S. holder's tax basis in our common shares would be adjusted to reflect any such income or loss. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. holder.

U.S. Federal Income Taxation of Non-U.S. Holders

        Non-U.S. holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us on our common shares unless the income is effectively connected income (and, if an applicable income tax treaty so provides, the dividends are attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.).

        Non-U.S. holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless either:

  •
  the gain is effectively connected income (and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.); or

  •
  the non-U.S. holder is an individual who is present in the U.S. for 183 days or more during the taxable year of disposition and certain other conditions are met, in which case such gain (net of certain U.S. source losses) generally will be taxed at a 30% rate (unless an applicable income tax treaty provides otherwise).

        Effectively connected income (or, if an income tax treaty applies, income attributable to a permanent establishment maintained in the U.S.) generally will be subject to regular U.S. federal income tax in the same manner as discussed in the section above relating to the taxation of U.S. holders. In addition, earnings and profits of a corporate non-U.S. holder that are attributable to such income, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

        Non-U.S. holders may be subject to tax in jurisdictions other than the United States on dividends received from us on our common shares and on any gain realized upon the sale, exchange or other disposition of our common shares.

Backup Withholding and Information Reporting

        In general, payments of distributions on our common shares to a non-corporate U.S. holder, and proceeds of a disposition of our common shares by a non-corporate U.S. holder, will be subject to U.S. federal income tax information reporting requirements. Such amounts may also be subject to U.S. federal backup withholding tax if the non-corporate U.S. holder:

  •
  fails to provide us with an accurate taxpayer identification number;

  •
  is notified by the IRS that they have become subject to backup withholding because they previously failed to report all interest or dividends required to be shown on their federal income tax returns; or

  •
  fails to comply with applicable certification requirements.

        A non-U.S. holder that receives distributions on our common shares, or sells our common shares through the U.S. office of a broker, or a non-U.S. office of a broker with specified connections to the United States, may be subject to backup withholding and related information reporting unless the non-U.S. holder certifies that it is a non-U.S. person, under penalties of perjury, or otherwise establishes an exemption.

        Backup withholding tax is not an additional tax. Holders generally may obtain a refund of any amounts withheld under backup withholding rules that exceed their income tax liability by timely filing a refund claim with the IRS.

Tax Return Disclosure Requirement

        Certain U.S. holders (and to the extent provided in IRS guidance, certain non-U.S. holders) who hold interests in "specified foreign financial assets" (as defined in Section 6038D of the Code) are generally required to file an IRS Form 8938 as part of their U.S. federal income tax returns to report their ownership of such specified foreign financial assets, which may include our common shares, if the total value of those assets exceed certain thresholds. Substantial penalties may apply to any failure to timely file IRS Form 8938. In addition, in the event a holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. Holders should consult their own tax advisors regarding their tax reporting obligations.

MATERIAL MARSHALL ISLANDS TAX CONSIDERATIONS

        The following are the material Marshall Islands tax consequences of our activities to us and to our shareholders of investing in our common shares. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax or income tax will be imposed upon payments of dividends by us to our shareholders or proceeds from the disposition of our common shares.

        Holders are urged to consult their tax advisors concerning the U.S. federal, state and local and non-U.S. tax consequences of owning shares of our common stock.

 UNDERWRITING

        Citigroup Global Markets Inc. and UBS Securities LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.

UBS Securities LLC.

Total

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $            per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

        If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to            additional shares at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

        We, our officers and directors and certain shareholders have agreed that, for a period of 180 days from the date of this prospectus, subject to specified exceptions, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and UBS Securities LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Citigroup and UBS in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

        Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

        We have applied to have our shares listed on the New York Stock Exchange under the symbol "GMR."

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

Paid by General Maritime Corporation
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

        We estimate that our portion of the total expenses of this offering will be $            .

        In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

  •
  Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

  •
  "Covered" short sales are sales of shares in an amount up to the number of shares represented by the underwriters' over-allotment option.

  •
  "Naked" short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters' over-allotment option.

  •
  Covering transactions involve purchases of shares either pursuant to the underwriters' over-allotment option or in the open market in order to cover short positions.

  •
  To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  To close a covered short position, the underwriters must purchase shares in the open market or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

  •
  Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

        Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

        The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. In addition, affiliates of some of the underwriters are lenders, and in some cases agents or managers for the lenders, under our senior secured credit facilities. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        For purposes of this provision, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

        The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a "relevant person"). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

        Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

  •
  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

  •
  used in connection with any offer for subscription or sale of the shares to the public in France. Such offers, sales and distributions will be made in France only:

  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

  •
  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

  •
  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

The shares may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Switzerland

        This prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations ("CO") and the shares will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Notice to Prospective Investors in Hong Kong

        The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  •
  to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

  •
  where no consideration is or will be given for the transfer; or

  •
  where the transfer is by operation of law.

Notice to Prospective Investors in Australia

        No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia ("Corporations Act")) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission ("ASIC"). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

  •
  you confirm and warrant that you are either:

  •
  a "sophisticated investor" under Section 708(8)(a) or (b) of the Corporations Act;

  •
  a "sophisticated investor" under Section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to us which complies with the requirements of Section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

  •
  a person associated with the company under Section 708(12) of the Corporations Act; or

  •
  a "professional investor" within the meaning of Section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

  •
  you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under Section 708 of the Corporations Act.

 LEGAL MATTERS

        Various legal matters in connection with this offering will be passed on for us by Kramer Levin Naftalis & Frankel LLP, New York, New York, and Reeder & Simpson P.C., Majuro, Marshall Islands. The underwriters have been represented in connection with this offering by Cravath Swaine & Moore LLP, New York, New York.

EXPERTS

        The consolidated financial statements of General Maritime Corporation as of December 31, 2013 and 2012 (Successor Company balance sheets) and for the year ended December 31, 2013 and the period from May 18, 2012 through December 31, 2012 (Successor Company operations), and the period from January 1, 2012 through May 17, 2012 (Predecessor Company operations) included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to the Bankruptcy Court's confirmation of the Company's plan of reorganization and the resulting application of fresh-start reporting, which resulted in a lack of comparability between the financial statements of the Company and the Predecessor). Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The following sections in this prospectus have been reviewed by Drewry Shipping Consultants Limited, which has confirmed to us that such sections accurately describe the international tanker market, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus: (a)(i) the second sentence of the fifth paragraph and (ii) the second sentence of the sixth paragraph, in each case under the caption "Summary—Our Company"; (b)(i) the third sentence under the caption "Summary—Our Competitive Strengths—Vessel employment strategy well positioned to capture upside from the improving tanker industry" and (ii) the full third paragraph under the caption "Summary—Our Competitive Strengths—customer relationships, including a strategic relationship with Unipec"; (c) the fourth sentence of the second paragraph under the caption "Summary—Our Business Strategy"; (d)(i) the fourth sentence and the last sentence of the Risk Factor titled "The cyclical nature of the tanker industry may lead to volatility in charter rates and vessel values which may adversely affect our earnings," (ii) the Risk Factor titled "The international tanker industry has experienced a drastic downturn after experiencing historically high charter rates and vessel values in early 2008, and a sustained or further downturn in this market may have an adverse effect on our earnings, impair the carrying value of our vessels and affect compliance with our loan covenants," (iii) the fourth sentence of the Risk Factor titled "A further economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, financial position and results of operations," and (iv) the fourth sentence of the Risk Factor titled "Increasing self-sufficiency in energy by the United States could lead to a decrease in imports of oil to that country, which to date has been one of the largest importers of oil worldwide," in each case under the caption "Risk Factors—Risk Factors Related to our Industry"; (e) the section titled "The International Oil Tanker Shipping Industry"; (f)(i) the second sentence of the fifth paragraph and (ii) the second sentence of the sixth paragraph, in each case under the caption "Business—Our Company"; (g)(i) the second sentence under the caption "Business—Our Competitive Strengths—Vessel employment strategy well positioned to capture upside from the improving tanker model"; and (ii) the second sentence under the caption "Business—Our Competitive Strengths—Strong customer relationships, including a strategic relationship with Unipec"; (h) the second sentence of the first paragraph under the caption "Business—Employment of Our Fleet;" (i) the section titled "Business—Oil Major Vetting Process"; (j) the third paragraph under the caption "Business—Operations and Ship Management"; (k) the section titled "Business—Competition"; (l) the section titled "Business—Permits and Authorizations"; (m) the section titled "Business—Ship Safety"; (n) the section titled "Business—Inspection by Classification Societies"; (o) the section titled "Business—Environmental and Other Regulations"; and (p) the section titled "Glossary of Shipping Terms."

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common shares offered hereby. This prospectus which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common shares offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and copies of these materials may be obtained from those offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC's website is www.sec.gov.

        Upon completion of this offering, we will be required and we intend to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. To comply with these requirements, we will file periodic reports, proxy statements and other information with the SEC. In addition, we intend to make available on or through our internet website, www.generalmaritimecorp.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are a Marshall Islands company, and we expect that substantially all of our assets and those of our subsidiaries will be located outside of the United States. As a result, you should not assume that courts in the countries in which we are incorporated or where our assets are located (1) would enforce judgments of U.S. courts obtained in actions against us based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce liabilities against us based upon these laws. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a Marshall Islands court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise because the Marshall Islands courts would not have subject matter jurisdiction to entertain such a suit.

        Reeder & Simpson PC, our counsel as to Marshall Islands law, has advised us that the Marshall Islands does not have a specific treaty with the United States and many other countries providing for the reciprocal recognition and enforcement of judgments of courts. However, the Marshall Islands courts will enforce money judgments of foreign courts without a retrial on the merits if the provisions of the Marshall Islands Uniform Foreign Money-Judgments Recognition Act are complied with and there would be no impediment for you to originate an action in the Marshall Islands based upon Marshall Islands law.

 GLOSSARY OF SHIPPING TERMS

        The following are abbreviations and definitions of certain terms commonly used in the shipping industry and this annual report. The terms are taken from the Marine Encyclopedic Dictionary (Sixth Edition) published by Lloyd's of London Press Ltd. and other sources, including information supplied by us.

        Aframax tanker.    Tanker ranging in size from 80,000 DWT to 120,000 DWT.

        American Bureau of Shipping.    American classification society.

        Annual survey.    The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

        Bareboat charter.    Contract or hire of a vessel under which the shipowner is usually paid a fixed amount for a certain period of time during which the charterer is responsible for the complete operation and maintenance of the vessel, including crewing.

        Bunker Fuel.    Fuel supplied to ships and aircraft in international transportation, irrespective of the flag of the carrier, consisting primarily of residual fuel oil for ships and distillate and jet fuel oils for aircraft.

        Cabotage.    The transport of cargo by sea between ports in the same country, sometimes reserved for national flag vessels.

        Charter.    The hire of a vessel for a specified period of time or to carry a cargo from a loading port to a discharging port. A vessel is "chartered in" by an end user and "chartered out" by the provider of the vessel.

        Charterer.    The individual or company hiring a vessel.

        Charterhire.    A sum of money paid to the shipowner by a charterer under a charter for the use of a vessel.

        Classification society.    A private, self-regulatory organization which has as its purpose the supervision of vessels during their construction and afterward, in respect to their seaworthiness and upkeep, and the placing of vessels in grades or "classes" according to the society's rules for each particular type of vessel.

        Demurrage.    The delaying of a vessel caused by a voyage charterer's failure to load, unload, etc. before the time of scheduled departure. The term is also used to describe the payment owed by the voyage charterer for such delay.

        Det Norske Veritas.    Norwegian classification society.

        Double-hull.    Hull construction design in which a vessel has an inner and outer side and bottom separated by void space, usually several feet in width.

        Double-sided.    Hull construction design in which a vessel has watertight protective spaces that do not carry any oil and which separate the sides of tanks that hold any oil within the cargo tank length from the outer skin of the vessel.

        Drydock.    Large basin where all the fresh/sea water is pumped out to allow a vessel to dock in order to carry out cleaning and repairing of those parts of a vessel which are below the water line.

        DWT.    Deadweight ton. A unit of a vessel's capacity, for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kilograms. A vessel's DWT or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

        Gross ton.    Unit of 100 cubic feet or 2.831 cubic meters.

        Handymax tanker.    Tanker ranging in size from 40,000 DWT to 60,000 DWT.

        Hull.    Shell or body of a vessel.

        IMO.    International Maritime Organization, a United Nations agency that sets international standards for shipping.

        Intermediate survey.    The inspection of a vessel by a classification society surveyor which takes place approximately two and half years before and after each special survey. This survey is more rigorous than the annual survey and is meant to ensure that the vessel meets the standards of the classification society.

        Lightering.    To put cargo in a lighter to partially discharge a vessel or to reduce her draft. A lighter is a small vessel used to transport cargo from a vessel anchored offshore.

        Net voyage revenues.    Voyage revenues minus voyage expenses.

        Newbuilding.    A new vessel under construction or just completed.

        Off hire.    The period a vessel is unable to perform the services for which it is immediately required under its contract. Off hire periods include days spent on repairs, drydockings, special surveys and vessel upgrades. Off hire may be scheduled or unscheduled, depending on the circumstances.

        Panamax tanker.    Tanker ranging in size from 60,000 DWT to 80,000 DWT.

        P&I Insurance.    Third-party indemnity insurance obtained through a mutual association, or P&I Club, formed by shipowners to provide protection from third-party liability claims against large financial loss to one member by contribution towards that loss by all members.

        Scrapping.    The disposal of old vessel tonnage by way of sale as scrap metal.

        Single-hull.    Hull construction design in which a vessel has only one hull.

        Sister ship.    Ship built to same design and specifications as another.

        Special survey.    The inspection of a vessel by a classification society surveyor that takes place every four to five years.

        Spot market.    The market for immediate chartering of a vessel, usually on voyage charters.

        Suezmax tanker.    Tanker ranging in size from 120,000 DWT to 200,000 DWT.

        Tanker.    Vessel designed for the carriage of liquid cargoes in bulk with cargo space consisting of many tanks. Tankers carry a variety of products including crude oil, refined products, liquid chemicals and liquid gas. Tankers load their cargo by gravity from the shore or by shore pumps and discharge using their own pumps.

        TCE.    Time charter equivalent. TCE is a measure of the average daily revenue performance of a vessel on a per voyage basis determined by dividing net voyage revenue by total operating days for fleet.

        Time charter.    Contract for hire of a vessel under which the shipowner is paid charterhire on a per day basis for a certain period of time. The shipowner is responsible for providing the crew and paying operating costs while the charterer is responsible for paying the voyage expenses. Any delays at port or during the voyages.

        VLCC.    Acronym for Very Large Crude Carrier, or a tanker ranging in size from 200,000 DWT to 320,000 DWT.

        Voyage charter.    A Charter under which a customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. The shipowner pays all voyage expenses, and all vessel expenses, unless the vessel to which the Charter relates has been time chartered in. The customer is liable for demurrage, if incurred.

        Worldscale.    Industry name for the Worldwide Tanker Nominal Freight Scale published annually by the Worldscale Association as a rate reference for shipping companies, brokers, and their customers engaged in the bulk shipping of oil in the international markets. Worldscale is a list of calculated rates for specific voyage itineraries for a standard vessel, as defined, using defined voyage cost assumptions such as vessel speed, fuel consumption and port costs. Actual market rates for voyage charters are usually quoted in terms of a percentage of Worldscale.

GENERAL MARITIME CORPORATION

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements for the Years Ended December 31, 2013 and 2012

Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2014 and 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
General Maritime Corporation
New York, New York

        We have audited the accompanying consolidated balance sheets of General Maritime Corporation and subsidiaries (the "Company") as of December 31, 2013 and 2012 (Successor Company balance sheets), and the related consolidated statements of operations, comprehensive loss, shareholders' equity, and cash flows for the year ended December 31, 2013 and the period from May 18, 2012 through December 31, 2012 (Successor Company operations), and the period from January 1, 2012 through May 17, 2012 (Predecessor Company operations). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 1 and Note 2 to the consolidated financial statements, on May 7, 2012, the Bankruptcy Court entered an order confirming the Company's plan of reorganization which became effective after the close of business on May 17, 2012. Accordingly, the accompanying consolidated financial statements have been prepared in conformity with FASB ASC 852—Reorganizations, for the Successor Company as a new entity with assets, liabilities, and a capital structure having carrying values not comparable with prior periods as described in Note 1 and Note 2 to the consolidated financial statements.

        In our opinion, the Successor Company consolidated financial statements present fairly, in all material respects, the financial position of General Maritime Corporation and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the year ended December 31, 2013 and for the period from May 18, 2012 through December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the Predecessor Company consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of the Predecessor Company and its subsidiaries for the period from January 1, 2012 through May 17, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
New York, New York
November 10, 2014

GENERAL MARITIME CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND DECEMBER 31, 2012

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	December 31, 2013	December 31, 2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$97,707	$28,921
Restricted cash	659	658
Due from charterers, net	45,610	22,204
Vessel held for sale	5,899	—
Prepaid expenses and other current assets	50,813	29,635

Total current assets	200,688	81,418

NONCURRENT ASSETS:
Vessels, net of accumulated depreciation of $69,734 and $27,558, respectively	873,435	932,887
Other fixed assets, net	2,711	2,208
Deferred drydock costs, net	6,728	2,585
Deferred financing costs, net	2,187	676
Other assets	6,706	23,641
Goodwill	30,479	31,547

Total noncurrent assets	922,246	993,544

TOTAL ASSETS	$1,122,934	$1,074,962

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$79,508	$37,268
Deferred voyage revenue	—	1,534
Derivative liability	—	1,964

Total current liabilities	79,508	40,766

NONCURRENT LIABILITIES:
Long-term debt	677,632	774,902
Other noncurrent liabilities	104	39

TOTAL LIABILITIES	757,244	815,707

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
Class A common stock, $0.01 par value per share; authorized 50,000,000 shares; issued and outstanding 11,270,196 shares and 11,167,969 shares at December 31, 2013 and December 31, 2012, respectively	113	112
Class B common stock, $0.01 par value per share; authorized 30,000,000 shares; issued and outstanding 11,314,170 and 0 shares at December 31, 2013 and December 31, 2012, respectively	113	—
Preferred stock, $0.01 par value per share; authorized 5,000,000 shares; issued and outstanding 0 shares at December 31, 2013 and 2012	—	—
Paid-in capital	611,231	402,728
Accumulated deficit	(245,906)	(143,667)
Accumulated other comprehensive income	139	82

Total shareholders' equity	365,690	259,255

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,122,934	$1,074,962

See notes to consolidated financial statements.

GENERAL MARITIME CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013 (SUCCESSOR), PERIOD FROM
MAY 18, 2012 THROUGH DECEMBER 31, 2012 (SUCCESSOR), AND PERIOD FROM
JANUARY 1, 2012 TO MAY 17, 2012 (PREDECESSOR)

(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

	Successor	Successor	Predecessor
	Year Ended December 31, 2013	Period from May 18, 2012 through December 31, 2012	Period from January 1, 2012 through May 17, 2012
VOYAGE REVENUES:
Voyage revenues	$356,669	$174,284	$123,367

OPERATING EXPENSES:
Voyage expenses	259,982	102,671	66,739
Direct vessel operating expenses	90,297	56,073	40,292
Bareboat lease expense	—	832	3,726
General and administrative	21,814	14,142	11,797
Depreciation and amortization	45,903	28,296	34,830
Goodwill impairment	1,068	89,026	—
Loss on impairment of vessel	2,048	—	—
Loss on disposal of vessels and vessel equipment	2,452	2,375	1,206

Total operating expenses	423,564	293,415	158,590

OPERATING LOSS	(66,895)	(119,131)	(35,223)

OTHER EXPENSES:
Interest expense, net	(34,643)	(21,687)	(22,854)
Other (expense) income, net	(30)	(62)	53

Total other expenses	(34,673)	(21,749)	(22,801)

Loss before reorganization items, net	(101,568)	(140,880)	(58,024)
Reorganization items, net	495	(2,787)	(317,075)

Net loss	(101,073)	(143,667)	(375,099)
Preferred stock dividends paid-in-kind	(1,166)	—	—

Net loss applicable to common stock	$(102,239)	$(143,667)	$(375,099)

LOSS PER CLASS A AND CLASS B COMMON SHARE
Basic	$(8.64)	$(14.20)	$(3.08)

Diluted	$(8.64)	$(14.20)	$(3.08)

See notes to consolidated financial statements.

GENERAL MARITIME CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEAR ENDED DECEMBER 31, 2013 (SUCCESSOR), PERIOD FROM MAY 18, 2012
THROUGH DECEMBER 31, 2012 (SUCCESSOR), AND PERIOD FROM JANUARY 1, 2012 TO
MAY 17, 2012 (PREDECESSOR)

(DOLLARS IN THOUSANDS)

	Successor	Successor	Predecessor
	Year Ended December 31, 2013	Period from May 18, 2012 through December 31, 2012	Period from January 1, 2012 through May 17, 2012
Net loss	$(101,073)	$(143,667)	$(375,099)

Other comprehensive income:
Unrealized derivative gain, net of reclassifications	—	—	2,462
Foreign currency translation adjustments	57	82	(88)

total other comprehensive income	57	82	2,374

Comprehensive loss	$(101,016)	$(143,585)	$(372,725)

See notes to consolidated financial statements.

GENERAL MARITIME CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013 (SUCCESSOR), PERIOD FROM
MAY 18, 2012 THROUGH DECEMBER 31, 2012 (SUCCESSOR), AND PERIOD FROM
JANUARY 1, 2012 TO MAY 17, 2012 (PREDECESSOR)

(DOLLARS IN THOUSANDS)

Predecessor	Common Stock	Preferred Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance as of January 1, 2012	$1,217	$—	$636,532	$(381,356)	$(6,587)	$249,806
Net loss, before fresh-start and reorganization adjustments				(106,299)		(106,299)
Unrealized derivative gain, net of reclassifications					2,462	2,462
Foreign currency translation adjustments					(88)	(88)
Restricted stock amortization			2,346			2,346

Balance as of May 17, 2012, before fresh-start and reorganization adjustments	1,217	—	638,878	(487,655)	(4,213)	148,227
Equity infusion from Oaktree Plan Sponsors	47		174,953			175,000
Equity issued to eliminate liabilities subject to compromise	53		193,368			193,421
Fresh-start adjustments				(552,425)		(552,425)
Reorganization adjustments				283,625		283,625
Eliminate Predecessor balances for fresh start	(1,217)		(638,878)	756,455	4,213	120,573

Balance as of May 17, 2012	$100	$—	$368,321	$—	$—	$368,421

Successor	Common Stock	Preferred Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance as of May 17, 2012	$100	$—	$368,321	$—	$—	$368,421
Net loss				(143,667)		(143,667)
Foreign currency translation adjustments					82	82
Issuance of 83,129 shares of common stock to settle a payable	1		3,061			3,062
Issuance of 1,084,269 shares of common stock to BlueMountain	11		28,848		28,859	28,859
Amortization of stock based compensation			2,498			2,498

Balance as of December 31, 2012	$112	$—	$402,728	$(143,667)	$82	$259,255

Balance as of January 1, 2013	$112	$—	$402,728	$(143,667)	$82	$259,255
Net loss				(101,073)		(101,073)
Foreign currency translation adjustments					57	57
Issuance of 102,227 shares of common stock to settle a payable	1		2,828			2,829
Issuance of 10,146 shares of preferred stock		10,146	(331)			9,815
Conversion of 10,146 shares of preferred stock to 611,468 shares of Class B common stock		(10,146)	11,312	(1,166)		—
Issuance of 10,702,702 shares of Class B
common stock	113		193,329			193,442
Amortization of stock based compensation			1,365			1,365

Balance as of December 31, 2013	$226	$—	$611,231	$(245,906)	$139	$365,690

See notes to consolidated financial statements.

GENERAL MARITIME CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013 (SUCCESSOR), PERIOD FROM
MAY 18, 2012 THROUGH DECEMBER 31, 2012 (SUCCESSOR), AND PERIOD FROM
JANUARY 1, 2012 TO MAY 17, 2012 (PREDECESSOR)

(DOLLARS IN THOUSANDS)

	Successor	Successor	Predecessor
	Year Ended December 31, 2013	Period from May 18, 2012 Through December 31, 2012	Period from January 1, 2012 Through May 17, 2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(101,073)	$(143,667)	$(375,099)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on disposal of vessels and vessel equipment	2,452	2,375	1,206
Loss on impairment of vessel	2,048	—	—
Goodwill impairment	1,068	89,026	—
Depreciation and amortization	45,903	28,296	34,830
Amortization of deferred financing costs	201	4	3,997
Stock-based compensation expense	1,365	2,498	2,346
Write-off of deferred financing costs	24	—	14,812
Reorganization adjustments	—	—	(283,625)
Fresh-start adjustments	—	—	552,425
Net unrealized (gain) loss on derivative financial instruments	(1,964)	(1,549)	1,177
Allowance for bad debts	2,005	594	402
Changes in assets and liabilities:
Payment to settle liabilities subject to compromise	—	—	(6,013)
(Increase) decrease in due from charterers	(25,411)	2,171	2,391
(Increase) decrease in prepaid expenses and other current and noncurrent assets	(4,748)	7,323	(5,237)
Increase (decrease) in accounts payable and other current and noncurrent liabilities	44,442	(13,377)	18,294
(Decrease) increase in deferred voyage revenue	(1,534)	(884)	1,496
Deferred drydock costs incurred	(5,250)	(2,711)	(10,440)

Net cash used in operating activities	(40,472)	(29,901)	(47,038)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of vessels	7,546	7,228	7,069
Deposit of restricted cash to collateralize letter of credit	—	(658)	—
Purchase of vessel improvements and other fixed assets	(3,244)	(1,887)	(1,314)

Net cash provided by investing activities	4,302	4,683	5,755

CASH FLOWS FROM FINANCING ACTIVITIES:
Net repayments on DIP Facility	—	—	(40,000)
Borrowings on credit facilities	18,870	—	4,000
Repayments of credit facilities	(116,140)	(7,220)	(75,000)
Proceeds from Oaktree equity investment	—	—	175,000
Proceeds from issuance of common stock	198,000	30,000	—
Proceeds from issuance of preferred stock	10,146	—	—
Payment of common stock issuance costs	(3,908)	(775)	—
Payment of preferred stock issuance costs	(331)	—	—
Deferred financing costs paid	(1,736)	(680)	(143)

Net cash provided by financing activities	104,901	21,325	63,857

EFFECT OF EXCHANGE RATE CHANGES ON CASH BALANCES	55	79	(23)

NET INCREASE (DECREASE) IN CASH BALANCES	68,786	(3,814)	22,551
CASH AND CASH EQUIVALENTS, beginning of period	28,921	32,735	10,184

CASH AND CASH EQUIVALENTS, end of period	$97,707	$28,921	$32,735

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—
Cash paid during the period for interest	$35,691	$23,550	$18,441

See Note 3 for a summary of noncash items relating to fresh-start and reorganization items.

See notes to consolidated financial statements.

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        NATURE OF BUSINESS—General Maritime Corporation (the "Company"), through its subsidiaries, provides international transportation services of seaborne crude oil and petroleum products. The Company's fleet is comprised of VLCC, Suezmax, Aframax, Panamax and Handymax vessels. The Company operates its business in one business segment, which is the transportation of international seaborne crude oil and petroleum products.

        The Company's vessels are primarily available for charter on a spot voyage or time charter basis. Under a spot voyage charter, which generally lasts from several days to several weeks, the owner of a vessel agrees to provide the vessel for the transport of specific goods between specific ports in return for the payment of an agreed-upon freight per ton of cargo or, alternatively, for a specified total amount. All operating and specified voyage costs are paid by the owner of the vessel.

        A time charter involves placing a vessel at the charterer's disposal for a set period of time, generally one to three years, during which the charterer may use the vessel in return for the payment by the charterer of a specified daily or monthly hire rate. In time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel and specified voyage costs such as fuel, canal and port charges are paid by the charterer.

        BASIS OF PRESENTATION—The financial statements of the Company have been prepared on the accrual basis of accounting. A summary of the significant accounting policies followed in the preparation of the accompanying financial statements, which conform with accounting principles generally accepted in the United States of America, is presented below.

        ACCOUNTING FOR THE CHAPTER 11 FILING—The Company follows the accounting prescribed by FASB ASC 852—Reorganizations. This accounting literature provides guidance for periods subsequent to a Chapter 11 filing regarding the presentation of liabilities that are and are not subject to compromise by the bankruptcy court proceedings, as well as the treatment of interest expense and presentation of costs associated with the proceedings.

        Because the former stockholders of the Company owned less than 50% of the voting shares after it emerged from bankruptcy, and because the reorganization value of the assets of the emerging entity immediately before the date of confirmation was less than the total of all post petition liabilities and allowed claims, the Company adopted fresh-start reporting, in which its assets and liabilities were recorded at their estimated fair value using the principles of purchase accounting contained in FASB ASC 805—Business Combinations. The difference between the estimated fair value of the Company's identifiable assets and liabilities was recognized as goodwill. Adopting fresh-start reporting resulted in a new reporting entity with no beginning retained earnings or deficit. In addition, a new capital structure arose as the result of eliminating Predecessor common stock, paid-in capital and accumulated other comprehensive loss on the Effective Date (May 17, 2012, see Note 2), replacing it with Post-Emergence Common Stock and associated paid-in capital. See Note 2 for discussion of application of fresh-start accounting and effects of the Chapter 11 Plan. The implementation of the Chapter 11 Plan and the application of fresh-start accounting as discussed in Note 2 results in financial statements that are not comparable to financial statements in periods prior to emergence.

        BUSINESS GEOGRAPHICS—Non-U.S. operations accounted for a majority of our revenues and results of operations. Vessels regularly move between countries in international waters, over hundreds

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

of trade routes. It is therefore impractical to assign revenues, earnings or assets from the transportation of international seaborne crude oil and petroleum products by geographical area.

        SEGMENT REPORTING—Each of the Company's vessels serve the same type of customer, have similar operations and maintenance requirements, operate in the same regulatory environment, and are subject to similar economic characteristics. Based on this, the Company has determined that it operates in one reportable segment, the transportation of crude oil and petroleum products with its fleet of vessels.

        PRINCIPLES OF CONSOLIDATION—The accompanying consolidated financial statements include the accounts of General Maritime Corporation and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

        REVENUE AND EXPENSE RECOGNITION—Revenue and expense recognition policies for spot market voyage and time charter agreements are as follows:

          SPOT MARKET VOYAGE CHARTERS.     Spot market voyage revenues are recognized on a pro rata basis based on the relative transit time in each period. The period over which voyage revenues are recognized commences at the time the vessel departs from its last discharge port and ends at the time the discharge of cargo at the next discharge port is completed. The Company does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. The Company does not recognize revenue when a vessel is off hire. Estimated losses on voyages are provided for in full at the time such losses become evident. Voyage expenses primarily include only those specific costs which are borne by the Company in connection with voyage charters which would otherwise have been borne by the charterer under time charter agreements. These expenses principally consist of fuel, canal and port charges which are generally recognized as incurred. Demurrage income represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the spot market voyage charter. Demurrage income is measured in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage claims arise and is recognized on a pro rata basis over the length of the voyage to which it pertains. At December 31, 2013 and 2012, the Company has a reserve of approximately $2,093 and $1,313, respectively, against its due from charterers balance associated with freight and demurrage revenues.

          TIME CHARTERS.     Revenue from time charters is recognized on a straight-line basis over the term of the respective time charter agreement. Direct vessel operating expenses are recognized when incurred. Time charter agreements require that the vessels meet specified speed and bunker consumption standards. The Company believes that there may be unasserted claims relating to its time charters of $1,455 and $994 as of December 31, 2013 and 2012, respectively, for which the Company has reduced its amounts due from charterers to the extent that there are amounts due from charterers with asserted or unasserted claims or as an accrued expense to the extent the claims exceed amounts due from such charterers.

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        VESSELS, NET—Vessels, net is stated at cost, adjusted to fair value pursuant to fresh-start reporting, less accumulated depreciation. Vessels are depreciated on a straight-line basis over their estimated useful lives, determined to be 25 years from date of initial delivery from the shipyard. In addition, the Company estimates residual value of its vessels to be $265/LWT.

        Depreciation is based on cost, adjusted to fair value pursuant to fresh-start reporting, less the estimated residual scrap value. The costs of significant replacements and betterments are capitalized and depreciated over the shorter of the vessel's remaining useful life or the life of the betterment. Depreciation expense of vessel assets for the year ended December 31, 2013, the period from May 18, 2012 to December 31, 2012, and the period from January 1, 2012 to May 17, 2012, totaled $44,096, $27,748, and $29,414, respectively. Undepreciated cost of any asset component being replaced is written off as a component of Loss on disposal of vessels and vessel equipment. Expenditures for routine maintenance and repairs are expensed as incurred. Leasehold improvements are depreciated over the shorter of the life of the assets (10 years) or the remaining term of the lease.

        OTHER FIXED ASSETS, NET—Other fixed assets, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

DESCRIPTION	USEFUL LIVES
Furniture and fixtures	10 years
Vessel and computer equipment	5 years

        REPLACEMENTS, RENEWALS AND BETTERMENTS—The Company capitalizes and depreciates the costs of significant replacements, renewals and betterments to its vessels over the shorter of the vessel's remaining useful life or the life of the renewal or betterment. The amount capitalized is based on management's judgment as to expenditures that extend a vessel's useful life or increase the operational efficiency of a vessel. Costs that are not capitalized are written off as a component of direct vessel operating expense during the period incurred. Expenditures for routine maintenance and repairs are expensed as incurred.

        GOODWILL—The Company follows the provisions of FASB ASC 350-20-35, Intangibles—Goodwill and Other. This statement requires that goodwill and intangible assets with indefinite lives be tested for impairment at least annually or when there is a triggering event and written down with a charge to operations when the carrying amount of the reporting unit that includes goodwill exceeds the estimated fair value of the reporting unit. If the carrying value of the goodwill exceeds the reporting unit's implied goodwill, such excess must be written off. Goodwill as of December 31, 2013 and 2012 was $30,479 and $31,547, respectively. Pursuant to goodwill impairment testing performed as of November 30, 2013 and 2012, it was determined that there was goodwill impairment of $1,068 and $89,026, respectively, relating to the goodwill recorded on May 17, 2012.

        IMPAIRMENT OF LONG-LIVED ASSETS—The Company follows FASB ASC 360-10-05, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

undiscounted cash flows estimated to be generated by those assets are less than the asset's carrying amount. In the evaluation of the future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. The Company estimates fair value primarily through the use of third-party valuations performed on an individual vessel basis. Various factors, including the use of trailing 10-year industry average for each vessel class to forecast future charter rates and vessel operating costs, are included in this analysis.

        During 2013 and 2012, tanker rates were depressed. As a result, the Company concluded that impairment indicators were present and therefore prepared an analysis which estimated the future undiscounted cash flows for each vessel at November 30, 2013 and November 30, 2012, respectively. Based on the analysis, which included consideration of the Company's long-term intentions relative to its vessels, including its assessment of whether the Company would drydock and continue to operate its older vessels given the weak current rate environment, it was determined that there was no impairment indicated for any vessel in 2012. Note that with the Company's adoption of fresh-start accounting upon emergence from bankruptcy, long-lived assets have been revalued based on their fair values as of May 17, 2012. It was also determined that an impairment loss in 2013 was amounted to $2,048, which was related to one vessel sold in February 2014 and was calculated as the difference between the vessel's carrying value and its net realizable value.

        DEFERRED DRYDOCK COSTS, NET—Approximately every 30 to 60 months, the Company's vessels are required to be drydocked for major repairs and maintenance, which cannot be performed while the vessels are operating. The Company defers costs associated with the drydocks as they occur and amortizes these costs on a straight-line basis over the estimated period between drydocks. Amortization of drydock costs is included in depreciation and amortization in the consolidated statements of operations. For the year ended December 31, 2013, the period from May 18, 2012 to December 31, 2012, and the period from January 1, 2012 to May 17, 2012, amortization was $1,107, $208, and $3,826, respectively. Accumulated amortization as of December 31, 2013 and 2012 was $1,315 and $208, respectively.

        The Company only includes in deferred drydocking costs those direct costs that are incurred as part of the drydocking to meet regulatory requirements, or are expenditures that add economic life to the vessel, increase the vessel's earnings capacity or improve the vessel's efficiency. Direct costs include shipyard costs as well as the costs of placing the vessel in the shipyard. Expenditures for normal maintenance and repairs, whether incurred as part of the drydocking or not, are expensed as incurred. As part of fresh-start reporting, deferred drydock costs were reduced to zero as the vessels were written down to their fair values.

        DEFERRED FINANCING COSTS, NET—Deferred financing costs include origination fees and amendment fees paid to the banks and legal expenses associated with securing new loan facilities. These costs are amortized on a straight-line basis over the life of the related debt, which is included in interest expense. On November 17, 2011, amortization ceased for deferred financing costs relating to the Prepetition Senior Notes and Oaktree Prepetition Credit Facility when such indebtedness was reclassified to Liabilities subject to compromise on the consolidated balance sheets (see Note 12). From

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

January 1, 2012 to May 17, 2012, the Company did not record $792 of interest for amortization of deferred financing costs relating to the Prepetition Senior Notes and Oaktree Prepetition Credit Facility, which would have been incurred had the indebtedness not been reclassified. Amortization for the year ended December 31, 2013, the period from May 18, 2012 to December 31, 2012, and the period from January 1, 2012 to May 17, 2012 was $201, $4, and $3,997, respectively. The write-off of amortization due to early repayment of loan facilities during the year ended December 31, 2013, the period from May 18, 2012 to December 31, 2012, and the period from January 1, 2012 to May 17, 2012 was $18, $0, and $0, respectively. Accumulated amortization as of December 31, 2013 and 2012 was $187 and $4, respectively. As part of fresh-start reporting, deferred financing costs were reduced to zero as the Company's credit facilities were amended and restated and are considered to be at their fair values.

        DEFERRED VOYAGE REVENUE—Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts will be recognized as income when earned in the appropriate future periods.

        COMPREHENSIVE LOSS—The Company follows FASB ASC 220, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income and its components in the financial statements. Comprehensive loss is comprised of net loss, foreign currency translation adjustments, and unrealized gains and losses related to the Company's interest rate swaps to the extent they qualify for hedge accounting treatment, net of reclassifications to earnings.

        ACCOUNTING ESTIMATES—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On the Effective Date, the Company's assets and liabilities were adjusted to their fair values. Significant ongoing estimates include goodwill, vessel and drydock valuations and the valuation of amounts due from charterers. Actual results could differ from those estimates.

        LOSS PER SHARE—Basic loss per share is computed by dividing net income by the weighted-average number of common shares outstanding during the year. Diluted loss per share reflects the

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1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

potential dilution that could occur if securities or other contracts to issue common stock were exercised.

	Successor		Successor	Predecessor
	Year ended December 31, 2013		Period from May 18, 2012 to December 31, 2012	Period from January 1, 2012 to May 17, 2012
	Class A*	Class B	Class A*	Common
Basic loss per share:
Numerator:
Allocation of loss applicable to common stock	$(97,148)	$(5,091)	$(143,667)	$(375,099)
Denominator:
Weighted-average shares outstanding, basic	11,237,987	588,957	10,118,648	121,705,048

Basic loss per share	$(8.64)	$(8.64)	$(14.20)	$(3.08)

Diluted net loss per share:
Numerator:
Allocation of loss applicable to common stock	$(97,148)	$(5,091)	$(143,667)	$(375,099)
Reallocation of loss as a result of assumed conversion of Class B to Class A shares	(5,091)	—	—	—

Allocation of loss applicable to common stock, diluted	$(102,239)	$(5,091)	$(143,667)	$(375,099)

Denominator:
Weighted-average shares outstanding used in basic computation	11,237,987	588,957	10,118,648	121,705,048
Assumed conversion of Class B to Class A shares	588,957	—	—	—

Weighted-average shares outstanding, diluted	11,826,944	588,957	10,118,648	121,705,048

Diluted loss per share	$(8.64)	$(8.64)	$(14.20)	$(3.08)

*:
Common stock was reclassified as Class A shares on December 12, 2013 on a one to one basis and this reclassification was applied retrospectively as of May 18, 2012. Options to purchase 365,140 and 515,493 shares of Class A stock were excluded from the above calculation for the year ended December 31, 2013 and for the period from May 18, 2012 to December 31, 2012, respectively, because the impact is anti-dilutive.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        CASH AND CASH EQUIVALENTS—Cash and cash equivalents include cash on deposit in overnight deposit accounts and investments in term deposits with maturities of three months or less at the time of purchase.

        FAIR VALUE OF FINANCIAL INSTRUMENTS—With the exception of the Company's long-term debt (see Note 15), the estimated fair values of the Company's financial instruments approximate their individual carrying amounts as of December 31, 2013 and 2012 due to their short-term maturity or the variable-rate nature of the respective borrowings.

        DERIVATIVE FINANCIAL INSTRUMENTS—In addition to the interest rate swaps described below, which guard against the risk of rising interest rates which would increase interest expense on the Company's outstanding borrowings, the Company has been party to other derivative financial instruments to guard against the risks of (a) a weakening U.S. Dollar that would make future Euro-based expenditures more costly, (b) rising fuel costs which would increase future voyage expenses and (c) declines in future spot market rates which would reduce revenues on future voyages of vessels trading on the spot market. Except for its interest rate swaps described below, the Company's derivative financial instruments have not historically qualified for hedge accounting for accounting purposes, although the Company considered certain of these derivative financial instruments to be economic hedges against these risks. The Company records the fair value of its derivative financial instruments on its balance sheet as Derivative liabilities or assets, as applicable. Changes in fair value in the derivative financial instruments that do not qualify for hedge accounting, as well as payments made to, or received from counterparties, to periodically settle the derivative transactions, are recorded as an adjustment to Interest expense on the consolidated statements of operations as applicable. See Notes 12, 14 and 15 for additional disclosures on the Company's financial instruments.

        INTEREST RATE RISK MANAGEMENT—The Company is exposed to interest rate risk through its variable rate credit facilities. Pay fixed, receive variable interest rate swaps are used to achieve a fixed rate of interest on the hedged portion of debt in order to increase the ability of the Company to forecast interest expense. Through November 16, 2011, these interest rate swaps qualified for hedge accounting treatment. Upon the filing of the Chapter 11 Cases on November 17, 2011, these swaps became cancelable at the option of the counterparty and were de-designated from hedge accounting. The objective of these swaps is to protect the Company from changes in borrowing rates on the current and any replacement floating rate credit facility where LIBOR is consistently applied. Upon execution, the Company designates the hedges as cash flow hedges of benchmark interest rate risk under FASB ASC 815, Derivatives and Hedging, and establishes effectiveness testing and measurement processes. Until November 17, 2011, changes in the fair value of the interest rate swaps were recorded as assets or liabilities and effective gains/losses were captured in a component of accumulated other comprehensive loss (OCI) until reclassified to interest expense when the hedged variable rate interest expenses were accrued and paid. From November 17, 2011, changes in fair value of the interest rate swaps are recorded on consolidated statements of operations as a component of other income or expense. See Notes 12, 14 and 15 for additional disclosures on the Company's interest rate swaps.

        As of December 31, 2012, the Company is party to a pay-fixed, receive-variable interest rate swap agreement that expired in December 2013 which effectively converts floating rate obligations to fixed

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1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

rate instruments. During the year ended December 31, 2013, the period from May 18, 2012 to December 31, 2012, and the period from January 1, 2012 to May 17, 2012, the Company recognized a credit to OCI of $0, $0, and $2,462, respectively. The aggregate net liability in connection with the Company's interest rate swaps as of December 31, 2013 and 2012 was $0 and $1,964, respectively, and is presented as Derivative liability on the balance sheet.

        CONCENTRATION OF CREDIT RISK—Financial instruments that potentially subject the Company to concentrations of credit risk are amounts due from charterers and vessel pools. With respect to accounts receivable, the Company limits its credit risk by performing ongoing credit evaluations and, when deemed necessary, requires letters of credit, guarantees or collateral. During the period from May 18, 2012 to December 31, 2012, the Company did not earn revenue in excess of 10% from any single customer. During the year ended December 31, 2013 and the period from January 1, 2012 to May 17, 2012, the Company earned 12.2% and 13.0%, respectively, of its revenues from one customer.

        The Company maintains substantially all of its cash and cash equivalents with two financial institutions. None of the Company's cash balances are covered by insurance in the event of default by these financial institutions.

        FOREIGN EXCHANGE GAINS AND LOSSES—Gains and losses on transactions denominated in foreign currencies are recorded within the consolidated statements of operations as components of general and administrative expenses or other income (expense) depending on the nature of the transactions to which they relate. During the year ended December 31, 2013, the period from May 18, 2012 to December 31, 2012, and the period from January 1, 2012 to May 17, 2012, transactions denominated in foreign currencies resulted in other expense of $69, $87, and $4, respectively.

        TAXES—The Company is incorporated in the Republic of the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, the Company is not subject to Marshall Islands income tax. Additionally, pursuant to the U.S. Internal Revenue Code of 1986, as amended (the "Code"), the Company is exempt from U.S. income tax on its income attributable to the operation of vessels in international commerce. The Company is similarly exempt from state and local income taxation. Pursuant to various tax treaties, the Company's shipping operations are not subject to foreign income taxes. Therefore, no provision for income taxes is required. However, as a result of the change in ownership of the Company, on the Effective Date, the Company no longer qualifies for an exemption pursuant to Section 883 of the Code, making the Company subject to U.S. federal tax on its shipping income that is derived from U.S. sources retroactive to the beginning of 2012. As such, the Company has recorded an accrued gross transportation tax of $436 on the Effective Date relating to such shipping income for the period from January 1, 2012 to May 17, 2012, which was recorded as a current liability on the consolidated balance sheet of the successor company. During the year ended December 31, 2013 and the period from May 18, 2012 to December 31, 2012, the Company recorded an additional gross transportation tax of $1,139 and $642, respectively, which is recorded on its statement of operations as a component of voyage expenses.

        RECENT ACCOUNTING PRONOUNCEMENTS—In April 2014, the FASB issued Accounting Standards Update No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Components of an Entity. Under this new guidance, only disposals that represent a strategic shift that has (or will have) a major effect on the entity's results and operations would qualify as discontinued operations. In addition, the new guidance expands the disclosure requirements for disposals that meet the definition of a discontinued operation and requires entities to disclose information about disposals of individually significant components that do not meet the definition of discontinued operations. The new standard is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2014. We do not expect a material impact on our consolidated financial statements as a result of the adoption of this standard.

        In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers, or "ASU 2014-09," which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The standard is effective for annual periods beginning after December 15, 2016, and interim periods therein, and shall be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. We are evaluating the potential impact of this adoption on our consolidated financial statements.

2. CHAPTER 11 REORGANIZATION

        On November 17, 2011, which is referred to as the "petition date", the Company and substantially all of its subsidiaries (with the exception of those in Portugal, Russia and Singapore, as well as certain inactive subsidiaries) (collectively, the "Debtors") filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") (Case No. 11-15285 (MG) (the "Chapter 11 Cases"). On January 31, 2012, the Debtors filed a joint plan of reorganization with the Bankruptcy Court which, as subsequently amended and modified, was confirmed on May 3, 2012 (the "Chapter 11 Plan"), and entered an order (the "Confirmation Order") confirming the Chapter 11 Plan on May 7, 2012. In addition, the Debtors also served notice of the entry of the Confirmation Order on May 10, 2012 and May 11, 2012.

        On May 17, 2012 (the "Effective Date"), the Debtors completed their financial restructuring and emerged from Chapter 11 through a series of transactions contemplated by the Chapter 11 Plan, and the Chapter 11 Plan became effective pursuant to its terms. In addition, the Debtors also served notice of the occurrence of the Effective Date on May 22, 2012 to the holders of the Prepetition Senior Notes (as defined below), and to the holders of the Company's prepetition equity securities and to all other parties on May 18, 2012.

Post-Emergence Common Stock

        Pursuant to the Chapter 11 Plan, on the Effective Date, all outstanding prepetition equity securities in the Company, including but not limited to all outstanding shares of the Company's

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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2. CHAPTER 11 REORGANIZATION (Continued)

common stock, par value $0.01 per share (the "Prepetition Common Stock"), and all outstanding options and contractual or other rights to acquire any equity securities in the Company, were canceled and discharged and are of no further force and effect, whether surrendered for cancelation or otherwise, and holders of such prepetition equity securities received no distributions under the Chapter 11 Plan in respect thereof. In addition, among other things, holders of allowed unsecured claims against the Company and its Debtor subsidiaries that guaranteed the Company's obligations under its prepetition secured credit facilities (the "Guarantor Debtors") shared in $6,000 in cash, warrants (the "Post-Emergence Warrants") exercisable for up to 309,296 shares of the Company's new common stock, par value $0.01 per share (the "Post-Emergence Common Stock") (representing up to three percent of the Post-Emergence Common Stock when aggregated with the shares of Post-Emergence Common Stock issued on the Effective Date), and 200,011 shares of Post-Emergence Common Stock (representing two percent of the Post-Emergence Common Stock). In addition, pursuant to the Chapter 11 Plan, OCM Marine Holdings TP, L.P. ("OCM Marine Holdings"), an entity which is wholly owned (including through its general partner) by Oaktree Principal Fund V, L.P., Oaktree Principal Fund V (Parallel), L.P., Oaktree FF Investment Fund, L.P.—Class A, and OCM Asia Principal Opportunities Fund, L.P. (collectively, the "Oaktree Plan Sponsors"), and OCM Marine Investments CTB, Ltd. ("OCM Marine Investments") received 9,800,560 shares of Post-Emergence Common Stock (representing 98% of the Post-Emergence Common Stock (subject to dilution)) for an infusion of $175,000 in new capital from OCM Marine Holdings (the "Oaktree Equity Investment"), and the conversion of $175,000 of secured claims under the Credit Agreement (the "Oaktree Prepetition Credit Facility"), dated as of March 29, 2011, as amended and restated on May 6, 2011, by and among the Company, General Maritime Subsidiary Corporation ("GMR Sub Corp."), GMR Sub II Corp. ("GMR Sub II Corp.") and OCM Marine Investments, as more fully described below.

        Refer to Note 12 for Senior Secured Credit Facilities.

Registration Rights Agreement

        On the Effective Date, pursuant to the Chapter 11 Plan, the Company entered into a Registration Agreement (as amended from time to time, the "Registration Rights Agreement") with OCM Marine Holdings, OCM Marine Investments, and each of the other shareholders party thereto. Each holder of an allowed general unsecured claim under the Chapter 11 Plan against a Guarantor Debtor that received (or will receive in the future) Post-Emergence Common Stock under the terms of the Chapter 11 Plan equal to an aggregate amount of at least 0.15% of all Post-Emergence Common Stock on a fully-diluted basis (such amount, the "0.15% Post-Emergence Common Stock Threshold") was deemed to have entered into the Registration Rights Agreement. Since the Effective Date, additional shareholders of the Company have become party to the Registration Rights Agreement.

        The Registration Rights Agreement provides OCM Marine Holdings and its affiliates with demand registration rights. The Registration Rights Agreement also provides piggyback registration rights to OCM Marine Holdings and the other shareholders of the Company party thereto. The Registration Rights Agreement was amended and restated as the First Amended and Restated Registration Agreement, dated as of November 1, 2012.

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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2. CHAPTER 11 REORGANIZATION (Continued)

Shareholders' Agreement

        On the Effective Date, pursuant to the Chapter 11 Plan, the Company entered into a Shareholders' Agreement (as amended from time to time, the "Shareholders' Agreement") with OCM Marine Holdings, OCM Marine Investments, and each of the other shareholders party thereto. Each holder of an allowed general unsecured claim under the Chapter 11 Plan against a Guarantor Debtor that received (or will receive in the future) Post-Emergence Common Stock under the terms of the Chapter 11 Plan equal to an aggregate amount of Post-Emergence Common Stock equal to at least the 0.15% Post-Emergence Common Stock Threshold was deemed to have entered into the Shareholders' Agreement. Other shareholders of the Company have also entered into the Shareholders' Agreement. Among other things, the Shareholders' Agreement provides for customary tag-along and drag-along rights, preemptive rights and certain other rights as set forth in the agreement. The Shareholders' Agreement provides OCM Marine Holdings with consent rights with respect to specified significant corporate actions, as well as the right to designate the members of the Board of Directors of the Company (the "Board"). As described below in Note 21 and 25, following the Effective Date, certain later investors were given the right to cause OCM Marine Holdings to appoint certain individuals to the Board. These rights were provided for in an amendment and restatement of the Shareholders' Agreement on December 12, 2013.

Post-Emergence Warrant Agreement

        On the Effective Date, pursuant to the Chapter 11 Plan, the Company entered into a Warrant Agreement (the "Post-Emergence Warrant Agreement"). Each Post-Emergence Warrant is exercisable at a price of $42.50 at any time for a period of five years following the Effective Date. Post-Emergence Warrants to purchase an aggregate total of 309,296 shares of Post-Emergence Common Stock were issued under the Post-Emergence Warrant Agreement, representing an aggregate total of three percent of the Post-Emergence Common Stock issuable on the Effective Date in accordance with the Chapter 11 Plan when aggregated with such issued Post-Emergence Common Stock (subject to dilution from the Post-Emergence Common Stock issuable under the 2012 Equity Incentive Plan, as described below). The fair value of each of the Post-Emergence Warrants was $15.95 upon emergence from bankruptcy, derived using a term of five years, volatility of 55% (representing the five-year volatility of a peer group), a risk-free interest rate of 0.74% and a dividend rate of 0%. The aggregate fair value of the Post-Emergence Warrants was $4,932 upon emergence from bankruptcy and is a disclosure item only in these consolidated financial statements as they were considered in the opening equity value of the Company on the Effective Date. The Post-Emergence Warrant Agreement provides holders of the Post-Emergence Warrants with cashless exercise rights. The Post-Emergence Warrant Agreement also provides for, among other things, redemption rights, anti-dilution protection and transfer restrictions, as set forth in the Post-Emergence Warrant Agreement.

Articles of Incorporation and By-Laws

        The Chapter 11 Plan provided that the Company adopt an Amended and Restated Articles of Incorporation (as amended from time to time, the "Amended Articles"), which became effective on the Effective Date. As of the Effective Date, the Amended Articles authorized the Company to issue up to 15,000,000 shares of Post-Emergence Common Stock and up to 5,000,000 shares of preferred stock, par

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

2. CHAPTER 11 REORGANIZATION (Continued)

value $0.01 per share. Among other things, the Amended Articles provided OCM Marine Holdings and OCM Marine Investments with certain drag-along rights and provided other shareholders with certain tag-along rights with respect to a transfer by OCM Marine Holdings, OCM Marine Investments or their affiliates of at least 85% of the Company's securities held by such entities. As described in Note 21, the Amended Articles were amended and restated on December 11, 2013. In addition, in connection with the Chapter 11 Plan, the Company adopted Amended and Restated By-Laws, which became effective on the Effective Date.

Fresh-Start Accounting and Effects of the Chapter 11 Plan

        The Company follows the guidance of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 852, Reorganizations ("FASB ASC 852"). Fresh-start accounting results in a new basis of accounting and reflects the allocation of the Company's estimated fair value to its underlying assets and liabilities. The Company's estimates of fair value are inherently subject to significant uncertainties and contingencies beyond the Company's reasonable control. Accordingly, there can be no assurance that the estimates, assumptions, valuations, appraisals and financial projections will be realized, and actual results could vary materially.

        The Company has adopted fresh-start reporting on the Effective Date because: (i) the reorganization value of the assets of the emerging entity immediately before the date of confirmation was less than the total of all post petition liabilities and allowed claims, and (ii) holders of existing voting shares immediately before confirmation received less than 50 percent of the voting shares of the emerging entity, with the new controlling interest not reverting to the shareholders existing immediately before the Chapter 11 Plan was filed or confirmed.

        Fresh-start accounting provides, among other things, for a determination of the value to be assigned to the equity of the emerging company as of a date selected for financial reporting purposes, which for the Company is May 17, 2012, the date that the Company emerged from Chapter 11. The Company's reorganization value reflects the fair value of the new equity and the new debt, the conditions of which were determined after negotiations between the Company's creditors.

        As discussed below, the Debtors have looked primarily to the Debtors' marketing process in selecting a plan sponsor as an indication of value informing its judgment on Chapter 11 Plan-related valuation issues. As part of the overall settlement between the Debtors and the Oaktree Plan Sponsors with respect to the Oaktree Equity Investment, OCM Marine Investments and the Debtors agreed that the secured portion of OCM Marine Investments' claims under the Oaktree Prepetition Credit Facility (the "OCM Facility Secured Claims") was $175,000 for purposes of allocating equity in the reorganized Company. Using $175,000 as the value for the OCM Facility Secured Claims implied a total equity value for the reorganized Company of approximately $368,400 after giving effect to the Oaktree Equity Investment.

        Management believes the value provided under the Chapter 11 Plan was a reasonable measure of the Debtors' value in light of, among other things, the robust and exhaustive marketing and negotiation process for a restructuring transaction (including, ultimately, the terms of the Chapter 11 Plan) leading up to the confirmation of the Chapter 11 Plan.

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

2. CHAPTER 11 REORGANIZATION (Continued)

        On November 16, 2011, the Debtors entered into a restructuring support agreement with OCM Marine Investments, OCM Administrative Agent, LLC and certain prepetition senior lenders of the Company and commenced the Chapter 11 Cases. The Debtors also entered into an equity purchase agreement (described in Note 21 as the "Oaktree Purchase Agreement") with the Oaktree Plan Sponsors, which provided that the Oaktree Supporting Parties would receive 100% of the equity in the reorganized Debtors subject to dilution on the terms set forth in the Chapter 11 Plan in exchange for OCM Marine Investments' secured debt claims, which had a value of up to approximately $251,000, and the Oaktree Equity Investment. The Oaktree transaction implied an equity value for the reorganized Debtors of between $175,000 and $426,000.

        The four-column table below as of May 17, 2012 reflects the implementation of the Chapter 11 Plan on the Company's consolidated balance sheet. Reorganization adjustments have been recorded within the consolidated balance sheet as of May 17, 2012 to reflect effects of the Chapter 11 Plan, including discharge of liabilities subject to compromise and the adoption of fresh-start reporting in accordance with FASB ASC 852.

        Under fresh-start accounting, the total Company value is allocated to its assets and liabilities based on their respective fair values in conformity with the purchase method of accounting for business combinations in FASB ASC Topic 805, Business Combinations ("FASB ASC 805"). The excess of reorganization value over the fair value of tangible and identifiable intangible assets and liabilities is recorded as goodwill. Liabilities existing as of the Effective Date were recorded at the present value of amounts expected to be paid using appropriate risk adjusted interest rates. The fair value of long-term indebtedness is deemed to approximate their carrying values because such indebtedness was amended and restated as of the Effective Date. Predecessor accumulated depreciation, accumulated amortization, accumulated deficit, common stock and accumulated other comprehensive loss were eliminated.

        The valuations required to determine the fair value of the Company's assets and liabilities as presented below represent the results of valuation procedures performed by management with the assistance of the independent valuation specialists. The estimates of fair values of assets and liabilities have been reflected in the consolidated balance sheet of the Company as of the Effective Date.

        The adjustments below are to the Company's May 17, 2012 consolidated balance sheet. The balance sheet reorganization adjustments presented below summarize the impact of the Chapter 11 Plan and the adoption of fresh-start accounting as of the Effective Date.

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

2. CHAPTER 11 REORGANIZATION (Continued)

	May 17, 2012
	Predecessor	Reorganization Adjustments(1)		Fresh-Start Adjustments(2)		Successor
ASSETS
CURRENT ASSETS:
Cash	$12,252	$20,483	a	$—		$32,735
Due from charterers, net	24,969					24,969
Prepaid expenses and other current assets	36,230					36,230

Total current assets	73,451	20,483		—		93,934

NONCURRENT ASSETS:
Vessels	1,474,126			(504,251)	d	969,875
Other fixed assets, net	11,532			(10,301)	d	1,231
Deferred drydock costs, net	30,737			(30,737)	d
Deferred financing costs, net	17,213			(17,213)	f
Other assets	19,387	183	a	5,001	e	24,388
		(183)	b
Goodwill				120,573	g	120,573

Total noncurrent assets	1,552,995	—		(436,928)		1,116,067

TOTAL ASSETS	$1,626,446	$20,483		$(436,928)		$1,210,001

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES NOT SUBJECT TO COMPROMISE:
Accounts payable and accrued expenses	$58,738	$(5,647)	a	$436	c	$53,527
Deferred voyage revenue	2,418					2,418
Derivative liability	2,307					2,307

Total current liabilities not subject to compromise	63,463	(5,647)		436		58,252
NONCURRENT LIABILITIES NOT SUBJECT TO COMPROMISE:
Long-term debt	924,979	(142,857)	a			782,122
Other noncurrent liabilities	5,512			(3,537)	c
				(1,975)	e
Derivative liability	1,206					1,206

Total liabilities not subject to compromise	995,160	(148,504)		(5,076)		841,580
LIABILITIES SUBJECT TO COMPROMISE	483,059	(483,059)	b

TOTAL LIABILITIES	1,478,219	(631,563)		(5,076)		841,580

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
Post-Emergence common stock, $0.01 par value per share; authorized 15,000,000 shares		47	a			100
		53	b
Predecessor common stock, $0.01 par value per share; authorized 390,000,000 shares	1,217			(1,217)	g
Preferred stock, $0.01 par value per share; authorized 5,000,000 shares
Additional paid-in capital	638,878	174,953	a	(638,878)	g	368,321
		193,368	b
Accumulated deficit	(487,655)	283,625	b	756,455	g
				3,101	c
				(545,289)	d
				6,976	e
				(17,213)	f
Accumulated other comprehensive loss	(4,213)			4,213	g

Total shareholders' equity	148,227	652,046		(431,852)		368,421

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,626,446	$20,483		$(436,928)		$1,210,001

(1)
The Company's reorganization adjustments are summarized below.

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

2. CHAPTER 11 REORGANIZATION (Continued)

a
The Plan's impact resulted in a net increase of $20,483 on cash. The significant sources and uses of cash were as follows:

Source:
Equity infusion—issuance of 4,750,271 shares of Post-Emergence Common Stock to Oaktree Plan Sponsors	$175,000

Uses
Repayment of balance of the DIP Facility	67,857
Repayment of a portion of the $508M Facility	35,351
Repayment of a portion of the $273M Facility	39,649
Payment of accrued interest and bank agency fees	2,137
Payment of professional fees	3,510
Payment to Prepetition Senior Notes trustee to be distributed to holders of Prepetition Senior Notes	5,830
Payment of amount placed in escrow for other unsecured creditors, including fees	183

Total uses	154,517

Net cash increase	$20,483

b
The Company's liabilities subject to compromise, which primarily consisted of the Oaktree Prepetition Credit Facility and Prepetition Senior Notes, were eliminated via an exchange of Post-Emergence Common Stock and $6,000 cash to unsecured creditors. These adjustments are summarized as follows:

Elimination of liabilities subject to compromise	$483,059

Consideration given to creditors:
Issuance of 4,750,271 shares of Post-Emergence Common Stock to Oaktree Plan Sponsors in exchange for
Oaktree Credit Facility	175,000
Issuance of 300,017 shares of Post-Emergence Common Stock to Oaktree Plan Sponsors for its commitment fee	11,053
Issuance of 200,011 shares of Post-Emergence Common Stock to Prepetition Senior Note holders and other unsecured creditors	7,368
Cash paid to holders of Prepetition Senior Notes	5,830
Cash paid to other unsecured creditors, including fees	183

Total consideration given to creditors	199,434

Gain on elimination of liabilities subject to compromise	$283,625

(2)
The Company's fresh-start adjustments are summarized below:

c
The Company rejected its bareboat charter contracts on three Handymax vessels, which had accumulated a liability pursuant to the Company straight-lining its rental payments. Also, pursuant to the change in ownership, the Company is subject to a gross transportation tax, which is retroactive to January 1, 2012. The effects on the reorganized balance sheet are as follows:

Straight-line rent liability for bareboat charters	$3,537
Gross transportation tax	(436)

Gain on other adjustments	$3,101

d
On the Effective Date, the Company's vessels have been adjusted from their carrying values to their fair values. Because the fair values of the vessels which are deemed to be seaworthy are inclusive of all vessel equipment, vessel equipment and deferred drydock costs have been written off. These adjustments are summarized as follows:

Reduction of vessels' carrying value to fair value	$(504,251)
Write-off of unamortized deferred drydock costs	(30,737)
Write-off of undepreciated vessel equipment	(10,301)

Loss relating to fresh start revaluation of vessels	$(545,289)

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

2. CHAPTER 11 REORGANIZATION (Continued)

e
On the Effective Date, the Company was required to adjust its office lease and time charters to their fair values. Existing balances relating to straight-line lease adjustments were written off in the process, replaced by the fair values as of May 17, 2012.

Adjust office lease to fair value—write-off of straight-line liability	$1,975
Adjust office lease to fair value—fair value of lease asset	2,200
Adjust time charter contracts to fair value	2,801

Gain relating to fresh start revaluation of leases	$6,976

f
On the Effective Date, the Company was required to write-off the unamortized deferred financing costs on its indebtedness that remained outstanding.

g
Adjustments to arrive at Successor shareholders' equity balances with residual being goodwill:

Elimination of Predecessor accumulated other comprehensive income	$4,213
Elimination of Predecessor common stock	(1,217)
Elimination of Predecessor paid-in capital	(638,878)
Elimination of Predecessor accumulated deficit	756,455

Goodwill	$120,573

3. CASH FLOW INFORMATION

        The Company excluded from cash flows from investing and financing activities in the Consolidated Statement of Cash Flows items included in accounts payable and accrued expenses for the purchase of Other fixed assets of $89, and the fees related to the common stock offering of $1,016 as of December 31, 2013. The Company excluded from cash flows from investing and financing activities in the Consolidated Statement of Cash Flows items included in accounts payable and accrued expenses for the purchase of Other fixed assets of $227, and the fees related to the common stock offering of $366 as of December 31, 2012. The Company excluded from cash flows from investing and financing activities in the Consolidated Statements of Cash Flows items included in accounts payable and accrued expenses for the purchase of Other fixed assets of $404 as of May 17, 2012.

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

3. CASH FLOW INFORMATION (Continued)

        A summary of cash paid relating to Reorganization items, net for the year ended December 31, 2013, the period from May 18, 2012 to December 31, 2012, and the period from January 1, 2012 to May 17, 2012 is as follows:

	Successor	Successor	Predecessor
	Year ended December 31, 2103	Period from May 18, 2012 to December 31, 2012	Period from January 1, 2012 to May 17, 2012
Reorganization items, net	$(495)	$2,787	$317,075
Unpaid at end of period	(178)	(4,181)	(16,672)
Unpaid at beginning of period	4,181	16,672	6,016
Prepaid at beginning of period	—	—	(100)
Noncash fresh-start adjustments (see Note 2):
Gain on elimination of Liabilities subject to compromise			283,625
Gain on writeoff of bareboat liability			3,537
Loss on establishing gross transportation tax			(436)
Adjustment to fair value of vessels			(504,251)
Adjustment to fair value of deferred drydock costs			(30,737)
Adjustment to fair value of vessel equipment			(10,301)
Adjustment to fair value of leases and time charters			6,976
Write-off of deferred financing costs associated with amended and restated indebtedness			(17,213)
Noncash adjustments:
Write-off of deferred financing costs associated with liabilities subject to compromise			(14,812)
New Common Stock granted in lieu of payment	(2,829)	(3,062)	—

Amount paid	$679	$12,216	$22,707

4. GOODWILL

	Goodwill	Accumulated impairment losses	Net
Balance as of January 1, 2012	$—	$—	$—
Fresh-start accounting (Note 2)	120,573	—	120,573

Balance as of May 17, 2012	120,573	—	120,573
Impairment losses	—	(89,026)	(89,026)

Balance as of December 31, 2012	120,573	(89,026)	31,547
Write-off related to sales of vessels	(1,068)	—	(1,068)
Balance as of December 31, 2013	$119,505	$(89,026)	$30,479

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

4. GOODWILL (Continued)

        FASB ASC 350-20-35, Intangibles—Goodwill and Other, bases the accounting for goodwill on the units of the combined entity into which an acquired entity is integrated (those units are referred to as reporting units). A reporting unit is an operating segment as defined in FASB ASC 280, Disclosures about Segments of an Enterprise and Related Information, or one level below an operating segment. The Company considers each vessel to be an operating segment and a reporting unit. Accordingly, goodwill, relating to the Company's emergence from Chapter 11 on May 17, 2012 was allocated to the 29 vessel/reporting units based on their proportional fair value as of that date.

        FASB ASC 350-20-35 provides guidance for impairment testing of goodwill, which is not amortized. Other than goodwill, the Company does not have any other intangible assets that are not amortized. Goodwill is tested for impairment using a two-step process that begins with an estimation of the fair value of the Company's reporting units. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any. The first step involves a comparison of the estimated fair value of a reporting unit with its carrying amount. If the estimated fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is considered unimpaired. Conversely, if the carrying amount of the reporting unit exceeds its estimated fair value, the second step is performed to measure the amount of impairment, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by allocating the estimated fair value of the reporting unit to the estimated fair value of its existing assets and liabilities in a manner similar to a purchase price allocation. The unallocated portion of the estimated fair value of the reporting unit is the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying amount, an impairment loss, equivalent to the difference, is recorded as a reduction of goodwill and a charge to operating expense.

        In the Company's 2013 and 2012 annual assessments of goodwill for impairment, the Company estimated the fair value of the reporting units to which goodwill has been allocated over their remaining useful lives. For this purpose, over their remaining useful lives, the Company uses the trailing 10-year industry average rates for each vessel class recognizing that the transportation of crude oil and petroleum products is cyclical in nature and is subject to wide fluctuation in rates, and management believes the use of a 10-year average is the best measure of future rates over the remaining useful life of the Company's fleet. Also for this purpose, the Company uses a utilization rate based on the Company's historic average.

        The Company expects to incur the following costs over the remaining useful lives of the vessels in the Company's fleet:

  •
  Vessel operating costs based on historic costs adjusted for inflation,

  •
  Drydocking costs based on historic costs adjusted for inflation, and

  •
  General and administrative costs based on budgeted costs adjusted for inflation.

        The more significant factors which could impact management's assumptions regarding voyage revenues, drydocking costs and general and administrative expenses include, without limitation: (a) loss or reduction in business from the Company's significant customers; (b) changes in demand; (c) material declines in rates in the tanker market; (d) changes in production of or demand for oil and petroleum

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

4. GOODWILL (Continued)

products, generally or in particular regions; (e) greater than anticipated levels of tanker new building orders or lower than anticipated rates of tanker scrapping; (f) changes in rules and regulations applicable to the tanker industry, including, without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries; (g) actions taken by regulatory authorities; and (h) increases in costs including without limitation: crew wages, insurance, provisions, repairs and maintenance.

        Step 1 of impairment testing as of November 30, 2013 and November 30, 2012 consisted of determining and comparing the fair value of a reporting unit, calculated using discounted expected future cash flows and the fair value of the vessel owned by the reporting unit, to the carrying value of the reporting unit. Based on performance of this test, it was determined that the goodwill allocated to 0 reporting units and 17 reporting units in 2013 and 2012, respectively, may be impaired. The Company then undertook the second step of the goodwill impairment test which involves the procedures discussed above in 2012. As a result of this testing, management determined that goodwill allocated to 13 of these reporting units in 2012 were impaired, which resulted in a write-off at December 31, 2012 of $89,026.

        Additionally, one Aframax vessel was sold in October 2013 and another Aframax vessel, which was held for sale at December 31, 2013, was sold in February 2014. Goodwill associated with these two vessels of $1,068 was written-off during the year ended December 31, 2013.

5. DISPOSAL OF VESSELS

        During the year ended December 31, 2013, the Company recorded a loss on disposal of vessels and vessel equipment of $2,452, of which $1,136 related to the sale of a vessel for proceeds, net of commission, of $7,546. During the period from May 18, 2012 to December 31, 2012, the Company recorded a loss on disposal of vessels and vessel equipment of $2,375, of which $2,140 related to the sale of a vessel for proceeds of $7,228. During the period from January 1, 2012 to May 17, 2012, the Company recorded a loss on disposal of vessels and vessel equipment of $1,206, of which $802 related to the sale of a vessel for proceeds of $7,069.

        Losses on disposal of vessels include the cost of fuel consumed to deliver the vessel to its point of sale, as well as legal costs and commissions. The remaining loss on disposal of vessels and vessel equipment relates to replacement of steel and vessel equipment.

6. VESSEL HELD FOR SALE AND VESSEL IMPAIRMENT

        As of December 31, 2013, the Company classified one vessel as held for sale, as the sale had been approved and marketed at that time. The vessel was subsequently sold during February 2014. This vessel was written down to its fair value, less cost to sell, as determined by the contract to sell this vessel which was finalized in January 2014, and was reclassified on the consolidated balance sheet to current assets. In addition, any unamortized drydock costs and undepreciated vessel equipment relating to the vessel were also written off as they were deemed to have been impaired. The aggregate loss of $2,048 was recorded on the consolidated statement of operations as a component of Loss on impairment of vessels.

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

6. VESSEL HELD FOR SALE AND VESSEL IMPAIRMENT (Continued)

        As a result of the current weak shipping rate environment, management determined that there were indicators of impairment. As such, the Company prepared an analysis which estimated the future undiscounted cash flows for each vessel at November 30, 2013. Based on this analysis, which included consideration of the Company's long-term intentions relative to its vessels, including its assessment of whether the Company would drydock and continue to trade its older vessels given the weak current rate environment, it was determined that there was no impairment on any vessel other than the one recorded as held-for-sale.

7. BAREBOAT CHARTERS

        In connection with the sales of the Stena Contest, the Genmar Concord and the Genmar Concept during January 2011 and February 2011, which were sold for an aggregate of $61,740, each vessel was leased back to subsidiaries of the Company under bareboat charters entered into with the seller for a period of seven years at a rate of $6,500 per day per vessel for the first two years of the charter period and $10,000 per day per vessel for the remainder of the charter period. The obligations of the Company's subsidiaries were guaranteed by the Company. As part of these agreements, the subsidiaries had options to repurchase the vessels for $24,000 per vessel at the end of year two of the charter period, $21,000 per vessel at the end of year three of the charter period, $19,500 per vessel at the end of year four of the charter period, $18,000 per vessel at the end of year five of the charter period, $16,500 per vessel at the end of year six of the charter period, and $15,000 per vessel at the end of year seven of the charter period.

        Pursuant to the Chapter 11 Cases, the Company rejected each of the bareboat charters, for which the rejection of the Genmar Concord bareboat charter was effective in June 2012, and the rejections of the Genmar Contest bareboat charter and the Stena Concept bareboat charter were effective in July 2012.

        The Company has recorded bareboat lease expense of $832 and $3,726 for the period from May 18, 2012 to December 31, 2012 and the period from January 1, 2012 to May 17, 2012, respectively. The Company has recorded bareboat lease expense for each vessel at a rate of $9,000 per day, until May 17, 2012 which is the straight-line average of daily rates over the life of the lease and at a daily rate of $6,500 for each vessel for the period from May 18, 2012 until the dates each vessel was returned to its owner.

8. CASH AND CASH EQUIVALENTS

        Cash and cash equivalents consist of the following:

	December 31, 2013	December 31, 2012
Cash	$97,627	$28,776
Cash equivalents	80	145

Total	$97,707	$28,921

        Cash equivalents refer to investments in term deposits.

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

9. PREPAID EXPENSES AND OTHER CURRENT ASSETS

        Prepaid expenses and other current assets consist of the following:

	December 31, 2013	December 31, 2012
Bunkers and lubricants	$37,394	$21,867
Insurance claims receivable	3,180	806
Prepaid insurance	2,112	2,353
Other	8,127	4,609

Total	$50,813	$29,635

        Insurance claims receivable consist substantially of payments made by the Company for repairs of vessels that the Company expects, pursuant to the terms of the insurance agreements, to recover from the carrier within one year, net of deductibles which have been expensed. As of December 31, 2013 and 2012, the portion of insurance claims receivable not expected to be collected within one year of $2,995 and $3,634, respectively, is included in Other assets on the consolidated balance sheets.

10. OTHER FIXED ASSETS

        Other fixed assets consist of the following:

	December 31, 2013	December 31, 2012
Other fixed assets:
Furniture, fixtures and equipment	$1,110	$1,105
Vessel equipment	2,367	1,266
Computer equipment	170	73
Other	71	71

Total cost	3,718	2,515
Less: accumulated depreciation	1,007	307

Total	$2,711	$2,208

        Depreciation of Other fixed assets for the year ended December 31, 2013, the period from May 18, 2012 to December 31, 2012, and the period from January 1, 2012 to May 17, 2012 was $700, $340, and $1,590, respectively.

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

11. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

        Accounts payable and accrued expenses consist of the following:

	December 31, 2013	December 31, 2012
Accounts payable	$59,901	$23,096
Due to pool for working capital	—	2,100
Accrued operating expenses	17,785	10,875
Accrued administrative expenses	1,221	1,100
Accrued interest	601	97

Total	$79,508	$37,268

12. LONG-TERM DEBT

        Long-term debt consists of the following:

	December 31, 2013	December 31, 2012
$508M Credit Facility	$436,051	$501,099
$273M Credit Facility	241,581	273,803

Total Long-term debt	677,632	774,902
Less: current portion of long-term debt	—	—

Long-term debt	$677,632	$774,902

Senior Secured Credit Facilities

        See Note 2—Chapter 11 Reorganization for discussion on the Company's reorganization after emergence from bankruptcy.

        The prepetition revolving credit facility entered into by the Company's wholly-owned subsidiary, GMR Sub Corp., and a syndicate of commercial lenders (the "2011 Credit Facility"), was amended and restated on the Effective Date (the "$508M Credit Facility"), whereby the outstanding revolving loans under the 2011 Credit Facility were converted into tranche A term loans, and the termination value of the Company's interest rate swap under the ISDA Master Agreement between Citibank, N.A. and the Company, together with interest thereon, was exchanged for tranche B term loans under the $508M Credit Facility. The $508M Credit Facility provides for term loans in the aggregate amount of $508,978.

        Additionally, the prepetition term loan and revolving credit facility entered into by the Company's wholly-owned subsidiary, GMR Sub II Corp., and a syndicate of commercial lenders (the "2010 Amended Credit Facility" and, together with the 2011 Credit Facility, collectively, the "Prepetition Facilities") was amended and restated on the Effective Date (the "$273M Credit Facility" and, together with the $508M Credit Facility, collectively, the "Senior Secured Credit Facilities"), whereby the outstanding revolving loans under the 2010 Amended Credit Facility were converted into term loans under the $273M Credit Facility and the outstanding term loans under the 2010 Amended Credit Facility were continued as term loans under the $273M Credit Facility. The $273M Credit Facility

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

12. LONG-TERM DEBT (Continued)

provides for term loans in the aggregate amount of $273,803. In addition, pursuant to the Chapter 11 Plan, on the Effective Date, the lenders under the Prepetition Facilities also received a $75,000 paydown of part of their existing obligations under the Prepetition Facilities.

        The Senior Secured Credit Facilities mature on May 17, 2017.

        The $508M Credit Facility bears interest at a rate per annum based on LIBOR plus a margin of 4% per annum. The $508M Credit Facility is secured on a first lien basis by a pledge by the Company of its interest in GMR Sub Corp. and Arlington, a pledge by such subsidiaries of their interest in the vessel-owning subsidiaries that they own and a pledge by such vessel-owning subsidiaries of substantially all their assets, and on a second lien basis by a pledge by the Company of its interest in GMR Sub II Corp., a pledge by such subsidiary of its interest in the vessel-owning subsidiaries that it owns and a pledge by such vessel-owning subsidiaries of substantially all of their assets, and is guaranteed by the Company and subsidiaries of the Company (other than GMR Sub Corp.) that guarantee its other existing credit facilities.

        The $273M Credit Facility bears interest at a rate per annum based on LIBOR plus a margin of 4% per annum. The $273M Credit Facility is secured on a first lien basis by a pledge by the Company of its interest in GMR Sub II Corp., a pledge by such subsidiary of its interest in the vessel-owning subsidiaries that it owns and a pledge by such vessel-owning subsidiaries of substantially all of their assets, and on a second lien basis by a pledge by the Company of its interest in GMR Sub Corp. and Arlington, a pledge by such subsidiaries of their interest in the vessel-owning subsidiaries that they own and a pledge by such vessel-owning subsidiaries of substantially all their assets, and is guaranteed by the Company and subsidiaries of the Company (other than GMR Sub II Corp.) that guarantee its other existing credit facilities.

        As of December 31, 2013 and 2012, the Company had an outstanding letter of credit of $658. This letter of credit is secured by cash placed in a restricted account amounting to $659 and $658 as of December 31, 2013 and 2012, respectively. On February 14, 2012, the Company was notified that a letter of credit issued by Citibank, N.A. in the amount of $4,000, which expired in March 2012, in favor of Citibank Turkey was drawn in its entirety, resulting in an additional $4,000 borrowing under the 2011 Credit Facility.

        Pursuant to the amendments to the Senior Secured Credit Facilities in 2012 and 2013, certain covenants under both facilities were modified to reflect the following terms as of December 31, 2013:

        Amortization Table—The $508M Credit Facility's amortization table's earliest payment date is March 31, 2016 and the $273M Credit Facility's amortization table's earliest payment date is June 30, 2016.

        Excess Liquidity—If at any time the Company's total leverage ratio is greater than 0.60:1.00, the Company shall make prepayments in an amount equal to the Company's excess liquidity. The definition of excess liquidity excludes, among other things, amounts raised from future issuances of equity.

        Affirmative and Negative Covenants—Pursuant to an amendment to the Senior Secured Credit Facilities, the Company was permitted to sell and release the security interest in an Aframax vessel notwithstanding the fact that at the time of the sale there were existing events of default and the

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

12. LONG-TERM DEBT (Continued)

Company could not certify that it would be in compliance with the financial covenants after giving effect to the sale. The net cash proceeds resulting from the sale of the Aframax vessel were required to be not less than $7,300 and such amount was required to be delivered to the administrative agent. The Company sold this Aframax vessel in October 2013 in accordance with this amendment. Additionally, the Company shall procure that the subsidiaries that own certain vessels dispose of such vessels on or before June 30, 2014, provided that the net cash proceeds of such disposition shall be applied as required by the mandatory prepayment provisions of the Senior Secured Credit Facilities. The indebtedness, liens, capital expenditures and investments covenants permit the Company and its subsidiaries to acquire new vessels, subject to satisfaction of certain financial covenants and other conditions.

        Collateral Maintenance—The collateral maintenance tests require the aggregate fair market value of the collateral vessels under the Senior Secured Credit Facilities to be at least 110% of the aggregate principal amount of outstanding loans under the Senior Secured Credit Facilities, and increase over time to 120%.

        Minimum Cash—The minimum cash balance covenant requires a minimum cash balance level of $10,000 on December 13, 2013 to and including December 31, 2014, $15,000 on January 1, 2015 to and including December 31, 2015 and $20,000 at any time after January 1, 2016.

        Interest Expense Coverage Ratio—The date on which the interest expense coverage ratio becomes effective is March 31, 2016. The minimum ratio commences with a 1.00:1.00 ratio and increases over time to a 2.00:1.00 ratio on the maturity date.

        The vessel valuations the Company received in May, August and November 2013 indicated that the Company did not comply with certain of its collateral maintenance covenants. The Senior Secured Credit Facilities prohibit the Company from electing an interest period other than one month when the Company is not in compliance with its covenants. On August 27, 2013, the Company obtained a waiver of such restriction from the lenders to permit the Company to select a three month interest period commencing on August 30, 2013. On November 29, 2013, the lenders agreed to waive, as of December 13, 2013, existing events of default related to the Company's failure to comply with certain of its collateral maintenance covenants, potential events of default for failure to comply with the minimum cash balance covenant arising from the funding of interest payments due on November 29, 2013 and any related defaults or events of default.

        A repayment schedule of outstanding borrowings at December 31, 2013 is as follows:

YEAR ENDING DECEMBER 31,	$508M Credit Facility	$273M Credit Facility	TOTAL
2014	$—	$—	$—
2015	—	—	—
2016	60,806	17,015	77,821
2017	375,245	224,566	599,811

	$436,051	$241,581	$677,632

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

12. LONG-TERM DEBT (Continued)

        As of December 31, 2013, $436,051 and $241,581 of the $508M Credit Facility and the $273M Credit Facility, respectively, were outstanding. As of December 31, 2012, $501,099 and $273,803 of the $508M Credit Facility and the $273M Credit Facility, respectively, were outstanding. These facilities are fully drawn and, at December 31, 2013 and 2012, there is no availability for additional borrowings. For the year ended December 31, 2013, the period from May 18, 2012 to December 31, 2012 and the period from January 1, 2012 to May 17, 2012, interest expense incurred under the Senior Secured Credit Facilities amounted to $33,239, $21,069, and $13,882, respectively.

Prepetition Senior Notes

        On November 12, 2009, the Company and certain of the Company's direct and indirect subsidiaries issued $300,000 of 12% Senior Notes which are due November 15, 2017 (the "Prepetition Senior Notes"). As a result of the Chapter 11 Cases, the Company did not make any additional principal or interest payments on the Prepetition Senior Notes. The Prepetition Senior Notes were deemed to be liabilities subject to compromise as a result of the Company's bankruptcy. As such, pursuant to accounting rules, during the period from January 1, 2012 to May 17, 2012, interest expense of $13,920, including amortization of the original issue discount relative to the Prepetition Senior Notes, was not recognized.

        Pursuant to the Chapter 11 Plan, on the Effective Date, the Indenture was terminated and the holders of the Prepetition Senior Notes, as unsecured creditors, received a portion of the $6,013 cash, Post-Emergence Warrants and shares of Post-Emergence Common Stock on the Effective Date.

DIP Facility

        In connection with the Chapter 11 Cases, on December 15, 2011, the Bankruptcy Court approved the Senior Secured Superpriority Debtor-in-Possession Credit Agreement, dated as of November 17, 2011 (the "DIP Facility"), among the Company and all of its subsidiaries party thereto from time to time, as guarantors, GMR Sub Corp. and GMR Sub II Corp., as borrowers, various lenders and Nordea Bank Finland plc, New York Branch ("Nordea"), as administrative agent and collateral agent.

        The principal amounts outstanding under the DIP Facility bore interest based on the adjusted Eurodollar Rate (which includes a floor of 1.50%) plus 6.50% per annum. Upon the occurrence and during the continuance of an event of default in the DIP Facility, an additional default interest rate equal to 2% per annum applied to all outstanding borrowings under the DIP Facility. The DIP Facility also provided for certain fees payable to the agents and lenders, as well as availability fees payable with respect to any unused portions of the DIP Facility and any letters of credit issued thereunder. Interest expense recognized under the DIP Facility amounted to $1,886 for the period from January 1, 2012 to May 17, 2012.

        On the Effective Date, pursuant to the Chapter 11 Plan, a portion of the $175,000 equity capital infusion from OCM Marine Holdings was used to pay down in full the DIP Facility. In connection therewith, all of the liens securing the Debtors' obligations under the DIP Facility were released, and the DIP Facility was terminated.

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

12. LONG-TERM DEBT (Continued)

Oaktree Prepetition Credit Facility

        On March 29, 2011, the Company, GMR Sub Corp. and GMR Sub II Corp. entered into the Oaktree Prepetition Credit Facility with Oaktree. Upon closing of the loan under the Oaktree Prepetition Credit Facility on May 6, 2011, the Company received $200,000 and issued 23,091,811 detachable warrants (the "Oaktree Warrants") to the lender (the "Oaktree Lender") thereunder. These Oaktree Warrants were terminated upon the emergence from bankruptcy (see Note 13).

        The Oaktree Prepetition Credit Facility bore interest at a rate per annum based on LIBOR (with a 3% minimum) plus a margin of 6% per annum if the payment of interest will be in cash, or a margin of 9% if the payment of interest will be in kind, at the option of GMR Sub Corp. and GMR Sub II Corp.

        The Company reclassified the Oaktree Prepetition Credit Facility, along with accumulated interest paid in kind, to Liabilities subject to compromise on November 17, 2011, the date of filing of the Chapter 11 Cases. During the period from January 1, 2012 to May 17, 2012, the Company did not record $12,454 of interest for the Oaktree Prepetition Credit Facility, including amortization discount, pursuant to accounting rules for companies in bankruptcy. Pursuant to the Chapter 11 Plan, on the Effective Date, the Oaktree Prepetition Credit Facility was terminated, and all of the liens securing the Debtors' obligations thereunder were released.

        Pursuant to the Chapter 11 Plan, on the Effective Date, $175,000 of secured claims under the Oaktree Prepetition Credit Facility were converted into 4,750,271 shares of Post-Emergence Common Stock.

Oaktree Note

        On April 11, 2013, the Company, GMR Sub Corp. and GMR Sub II Corp., each as a borrower, entered into a revolving promissory note (the "Oaktree Note") in the principal amount of $9,342 in favor of OCM Marine Holdings, as initial lender. The Oaktree Note, which was unsecured, was guaranteed by Arlington. The Oaktree Note was to mature on April 11, 2014 and bore interest at a rate of 12% per annum. Interest expense recognized relative to the Oaktree Note was $153 for the year ended December 31, 2013.

        On June 11, 2013, the Company fully repaid the Oaktree Note with the proceeds from the Wells Fargo Credit Facility, described below.

Wells Fargo Credit Facility

        On June 11, 2013, the Company entered into a credit agreement with and delivered a promissory note to Wells Fargo Bank, National Association providing for a revolving line of credit in the principal amount of up to $9,341 (the "Wells Fargo Credit Facility") for working capital and general corporate purposes. On June 11, 2013, the Company borrowed $9,342 under the Wells Fargo Credit Facility and used the proceeds to repay in full the Oaktree Note. The Wells Fargo Credit Facility, which was unsecured, was guaranteed severally (and not jointly), on a specified pro rata basis, by the Oaktree Plan Sponsors. The Wells Fargo Credit Facility bore interest, at the Company's option, at either a fluctuating rate equal to Wells Fargo's Prime Rate or LIBOR plus a margin of 2.5% per annum.

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

12. LONG-TERM DEBT (Continued)

Interest expense recognized relative to the Wells Fargo Credit Facility was $134 for the year ended December 31, 2013.

        On December 16, 2013, the Company fully repaid the Wells Fargo Credit Facility with the proceeds from the issuance of Class B Common Stock.

Interest Rate Swap Agreements

        On December 31, 2012, the Company was party to one interest rate swap agreement to manage interest costs and the risk associated with changing interest rates. The notional principal amount of this swap is $75,000, the details of which are as follows:

Notional Amount	Expiration Date	Fixed Interest Rate	Floating Interest Rate	Counterparty
$75,000	12/31/2013	2.975%	3 mo. LIBOR	Nordea

        The changes in the notional principal amounts of the swaps during the years ended December 31, 2013 and 2012 are as follows:

	Successor	Successor	Predecessor
	Year ended December 31, 2013	May 18, 2012 to December 31, 2012	January 1, 2012 to May 17, 2012
Notional principal amount, beginning of period	$75,000	$150,000	$150,000
Additions	—	—	—
Terminations	—	—	—
Expirations	(75,000)	(75,000)	—

Notional principal amount, end of the period	$—	$75,000	$150,000

        The filing of the Chapter 11 Cases constituted a termination event under the interest rate swap agreements, making them cancelable at the option of the counterparties. As a result of the Chapter 11 Cases, the Company de-designated all of its interest rate swaps from hedge accounting as of November 17, 2011. Once de-designated, changes in fair value of the swaps are recorded on the statements of operations and amounts included in accumulated OCI are amortized to interest expense over the original term of the hedging relationship.

        The Company's 19 vessels which collateralize the $508M Credit Facility also served as collateral for the interest rate swap agreement with Nordea, subordinated to the outstanding borrowings and outstanding letters of credit under the $508M Credit Facility.

        Interest expense pertaining to interest rate swaps for the year ended December 31, 2013, the period from May 18, 2012 to December 31, 2012, and the period from January 1, 2012 to May 17, 2012 was $81, $475, and $2,697, respectively.

        Interest expense under the Company's current and former credit facilities aggregated $33,732, $21,544, and $18,790 for the year ended December 31, 2013, the period from May 18, 2012 to December 31, 2012 and the period from January 1, 2012 to May 17, respectively.

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

13. OAKTREE WARRANTS

        Pursuant to the closing of the Oaktree Prepetition Credit Facility on May 6, 2011 (see Note 12), the Company issued 23,091,811 Oaktree Warrants to the Oaktree Lender, which were to expire on May 6, 2018 (being the date that is seven years from their issuance). The Oaktree Warrants had an exercise price of $0.01 per share and were exercisable at any time. Through their expiration date, Oaktree Warrant holders were to have certain anti-dilution protections.

        The Company determined the fair value of the Oaktree Warrants as of May 6, 2011 to be $48,114, using the Monte Carlo method, based on a grant date stock price of $2.07, a volatility of 90.92%, a dilution protection premium of 15.94%, a put option cost of $0.31 and a liquidity discount of 14.80%. The fair value of the Oaktree Warrants was recorded as a noncurrent liability on the Company's balance sheet, and the carrying value of the Oaktree Prepetition Credit Facility was reduced by an offsetting amount.

        In addition, on September 23, 2011, pursuant to certain anti-dilution rights granted to the Oaktree Lender, 1,091,673 additional Oaktree Warrants were issued to the Oaktree Lender as a result of issuances of Prepetition Common Stock between June 9, 2011 and July 7, 2011 (see Note 20).

        The Oaktree Warrants were cancelled on May 17, 2012 pursuant to the Chapter 11 Plan.

14. DERIVATIVE FINANCIAL INSTRUMENTS AND WARRANTS

        Tabular disclosure of financial instruments under FASB ASC 815 required by FASB ASC 820 is as follows:

	Liability Derivatives
		Fair Value	Fair Value
	Balance Sheet Location	December 31, 2013	December 31, 2012
Derivatives not designated as hedging instruments
Interest rate contracts	Derivative Liability, current	$—	$1,964

Total derivatives		$—	$1,964

The Effect of Derivative Instruments on the Consolidated Statements of Operations For the Years Ended December 31, 2013 and 2012

	Amount of Loss Recognized in OCI on Derivative (Effective Portion)				Amount of Loss Reclassified from Accumulated OCI into Income (Effective Portion)
	Successor	Successor	Predecessor		Successor	Successor	Predecessor
				Location of Loss Reclassified from Accumulated OCI into Income (Effective Portion)
Derivatives in FASB ASC815 Cash Flow Hedging Relationship	Year ended December 31, 2013	Period from May 18, 2012 to December 31, 2012	Period from January 1, 2012 to May 17, 2012		Year ended December 31, 2013	Period from May 18, 2012 to December 31, 2012	Period from January 1, 2012 to May 17, 2012
Interest rate contracts	$—	$—	$—	Interest Expense	$—	$—	$(2,462)

Total	$—	$—	$—		$—	$—	$(2,462)

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

14. DERIVATIVE FINANCIAL INSTRUMENTS AND WARRANTS (Continued)

The Effect of Derivative Instruments on the Consolidated Statements of Operations

		Amount of Gain (Losses) Recognized in Income on Derivative
		Successor	Successor	Predecessor
Derivatives Not Designated as Hedging Instruments under FASB ASC815	Location of Gain Recognized in Income on Derivative	Year ended December 31, 2013	Period from May 18, 2012 to December 31, 2012	Period from January 1, 2012 to May 17, 2012
Warrants	Other income, net	$—	$—	$—
Interest rate contracts	Interest expense	1,964	1,549	(1,177)

Total		$1,964	$1,549	$(1,177)

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

        The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2013		December 31, 2012
	Carrying Value	Fair Value	Carrying Value	Fair Value
Restricted cash	$659	$659	$658	$658
Long-term debt	677,632	677,632	774,902	774,902
Derivative financial instruments
(See Note 14)	—	—	1,964	1,964

        The fair value of the Company's long-term debt as of December 31, 2013 was deemed to approximate the fair value of similar long-term debt having the terms agreed to on December 12, 2013 when these loans were amended. The fair value of interest rate swaps is the estimated amount the Company would pay to terminate swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the Company and the swap counterparties.

        The carrying amounts of the Company's other financial instruments at December 31, 2013 and 2012 (principally cash and cash equivalent, restricted cash, amounts due from charterers, prepaid expenses, accounts payable and accrued expenses) approximate fair values because of the relative short maturity of those instruments.

        The Company has elected to use the income approach to value the interest rate swap derivatives using observable Level 2 market expectations at the measurement date and standard valuation techniques to convert future amounts to a single present amount assuming that participants are motivated, but not compelled to transact. Level 2 inputs for the swap valuations are limited to quoted prices for similar assets or liabilities in active markets (specifically futures contracts on LIBOR) and inputs other than quoted prices that are observable for the asset or liability (specifically LIBOR cash and swap rates and credit risk at commonly quoted intervals). FASB ASC 820 states that the fair value measurements must include credit considerations. Credit default swaps basis available at commonly quoted intervals are collected from Bloomberg and applied to all cash flows when the swap is in an asset position pre-credit effect to reflect the credit risk of the counterparties. The spread over LIBOR

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

15. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

on the Company's $273M Credit Facility and $508M Credit Facility of 4.0% is applied to all cash flows when the swap is in a liability position pre-credit effect to reflect the credit risk to the counterparties.

        FASB ASC 820-10 states that the fair value measurement of a liability must reflect the nonperformance risk of the entity. Therefore, the impact of the Company's creditworthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

        The fair value of a Vessel held for sale (see Note 6) was determined based on the selling price, net of estimated costs to sell, of such asset based on the contract of sale finalized within a short period of time of its classification as held for sale, and measured on a nonrecurring basis. Because sales of vessels occur infrequently, and as the sale of such asset was being negotiated around period end, the selling price is considered to be a Level 2 item. The fair value of Goodwill can be measured only as a residual and cannot be measured directly, and is measured on a nonrecurring basis. The Company employs a methodology used to determine an amount that achieves a reasonable estimate of the value of goodwill for purposes of measuring an impairment loss. That estimate, referred to as implied fair value of goodwill, is a Level 3 measurement. No such measurement on Goodwill impairment was deemed necessary as of December 31, 2013 (see Note 4). The following table summarizes the valuation of assets measured on a nonrecurring basis:

	December 31, 2013			December 31, 2012
	Total	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Vessel held for sale	$5,899	$5,899	$—	n/a	n/a	n/a
Goodwill	n/a	n/a	n/a	31,547	—	31,547

        The following table summarizes the valuation of the Company's financial instruments by the above FASB ASC 820-10 pricing levels as of the valuation dates listed:

	December 31, 2013			December 31, 2012
	Significant Other Observable Inputs (Level 2)	Significant Other Observable Inputs (Level 3)	Total	Significant Other Observable Inputs (Level 2)	Significant Other Observable Inputs (Level 3)	Total
Restricted cash	$659	$—	$659	$658	$—	$658
Long-term debt	677,632	—	677,632	774,902	—	774,902
Derivative financial instruments (See Note 14)	—	—	—	1,964	—	1,964

        In accordance with the provisions of FASB ASC 350-20, goodwill allocated to vessel reporting units was written down to the implied value of each reporting unit, resulting in an impairment charge of $1,068, $89,026, and $0 for the year ended December 31, 2013, the period from May 18, 2012 to December 31, 2012, and the period from January 1, 2012 to May 17, 2012, respectively, which was included in earnings for those periods. The Company used significant unobservable inputs (Level 3) in determining the implied fair value of goodwill, as discussed in Note 4.

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

16. REVENUE FROM TIME CHARTERS

        Total revenue earned on time charters for the year ended December 31, 2013, the period from May 18, 2012 to December 31, 2012, and the period from January 1, 2012 to May 17, 2012, was $16,226, $43,338, and $38,078, respectively. Future minimum rental receipts, excluding any additional revenue relating to profit sharing arrangements under certain time charters and time charters associated with vessels subject to performance claims, based on vessels committed to non-cancelable time charter contracts and excluding any periods for which a charterer has an option to extend the contracts as of December 31, 2013 are $7,209 and $3,970 during 2014 and 2015, respectively.

17. VESSEL POOL ARRANGEMENTS

        The Company is party to certain commercial pooling arrangements. Commercial pools are designed to provide for effective chartering and commercial management of similar vessels that are combined into a single fleet to improve customer service, increase fleet utilization and capture cost efficiencies.

2011 VLCC Pool

        During the second quarter of 2011, the Company agreed to enter five of its VLCCs into a commercial pool of VLCCs (the "2011 VLCC Pool") managed by a third-party company ("2011 VLCC Pool Operator").

        Through March 31, 2012, the Genmar Vision, the Genmar Ulysses, the Genmar Zeus, the Genmar Hercules and the Genmar Victory were delivered into the 2011 VLCC Pool.

        The subsidiaries of the Company which own the Genmar Poseidon and the Genmar Atlas entered into time charters with a subsidiary company of the 2011 VLCC Pool Operator which in turn delivered those vessels into the 2011 VLCC Pool in July 2011. These two time charters were for a term of 12 months at market related rates, subject to a floor of $15,000 per day and a 50% profit share above $30,000 per day. In January 2013, the Genmar Atlas time charter was terminated and the vessel was removed from the 2011 VLCC Pool.

        As each vessel entered the 2011 VLCC Pool, it was required to fund a working capital reserve of $2,000 per vessel, which was increased to $2,500 per vessel during the fourth quarter of 2012. This reserve was being accumulated over an eight-month period via $250 per month being withheld from distributions of revenues earned. The 2011 VLCC Pool Operator is responsible for the working capital reserve for the two vessels it charters. For the five vessels delivered directly into the 2011 VLCC Pool by December 31, 2012, there is a working capital reserve of $12,500 which is recorded on the consolidated balance sheet as Other assets as of December 31, 2012. All these five vessels left the 2011 VLCC Pool by the end of May 2013. During the year ended December 31, 2013, the period from May 18, 2012 to December 31, 2012, and the period from January 1, 2012 to May 17, 2012, these five vessels earned time charter revenue of $4,045, $14,636, and $14,408, respectively, and have receivables from the 2011 VLCC Pool amounting to $3,812 and $3,090 as of December 31, 2013 and 2012, respectively, for undistributed earnings and bunkers onboard the vessels when they entered into the 2011 VLCC Pool and certain other advances made by the Company on behalf of the vessels in the 2011 VLCC Pool.

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

17. VESSEL POOL ARRANGEMENTS (Continued)

        See Note 24—Commitments and Contingencies for discussion regarding a dispute on balance due from the 2011 VLCC Pool.

Unique Tankers Pool

        On November 29, 2012, Unique Tankers LLC, a wholly-owned subsidiary of the Company ("Unique Tankers"), entered into an Agency Agreement (the "Unique Agency Agreement") with Unipec UK Company Limited ("Unipec") for purposes of establishing and operating a pool of tanker vessels (the "Unique Pool") to be employed in the worldwide carriage or storage of crude oil, fuel oil or other products. Pursuant to the Unique Agency Agreement, Unique Tankers is jointly managed by General Maritime Management LLC, a wholly-owned subsidiary of the Company ("GMM"), and Unipec through a pool committee (the "Unique Pool Committee").

        Unique Tankers charters in tanker vessels ("Unique Pool Vessels") under time charters providing vessel owners with a market-based rate along with additional hire based on pool weightings assigned to the vessels. In turn, Unique Tankers deploys Unique Pool Vessels as disponent owner to its customers.

        Subject to the direction of the Unique Pool Committee, GMM acts as Unique Pool manager, providing administrative services to Unique Tankers. GMM also oversees, monitors and assists with, as requested, commercial management of the Unique Pool Vessels. GMM is entitled to receive a fixed fee per day for each Unique Pool Vessel not owned by the Company for such services. The Unique Pool did not commence activities until fiscal year 2013. For the year ended December 31, 2013, all of the Unique Pool Vessels were owned by the Company. Pursuant to the Unique Agency Agreement, Unipec has acted as the exclusive commercial manager of the Unique Pool Vessels, and as a compensation to receive certain percent of the gross voyage revenues obtained by each Unique Pool Vessel (the "Unique Agency Fee"). As Unique Tankers is currently one of our wholly owned subsidiaries, pool results are consolidated in our consolidated financial statements, and transactions between us and Unique Tankers are eliminated in our consolidated financial statements. For the year ended December 31, 2013, the Unique Agency Fee amounted to $491 and is included in the Voyage Expenses on the consolidated statements of operations.

        Unipec has agreed that it will not manage other vessels without giving Unique Tankers a right of first refusal and will manage Unique Pool Vessels on terms at least as favorable as those for any other vessels managed by Unipec.

        Under an exclusivity side letter, the Company has agreed not to establish or operate Suezmax or VLCC crude oil tankers on the spot market without the prior approval of Unipec during the term of the Unique Agency Agreement. Also, under an option side letter, GMM has granted Unipec an option to purchase Unique Tankers for a fixed price, which option is exercisable during the term of the Unique Agency Agreement.

        As of December 31, 2013, 18 of the Company's vessels have entered the Unique Pool. For the year ended December 31, 2013, voyage revenue associated with the Unique Pool of $228,517 are included in the consolidated statements of operations.

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

18. LEASE COMMITMENTS

        In December 2004, the Company entered into a 15-year lease for office space in New York, New York. The monthly rental is as follows: Free rent from December 1, 2004 to September 30, 2005, $110 per month from October 1, 2005 to September 30, 2010, $119 per month from October 1, 2010 to September 30, 2015, and $128 per month from October 1, 2015 to September 30, 2020. The monthly straight-line rental expense from December 1, 2004 to May 17, 2012 was $105 and is $145, including amortization of the lease asset recorded on May 17, 2012 associated with fresh-start accounting, for the period from May 18, 2012 to December 31, 2020. During the year ended December 31, 2013, the period from May 18, 2012 to December 31, 2012, and the period from January 1, 2012 to May 17, 2012, the Company recorded $1,756, $1,072, and $476, respectively, of expense associated with this lease.

        Future minimum rental payments on this lease for the next five years are as follows: 2014—$1,426, 2015—$1,454, 2016—$1,536, 2017—$1,536, 2018—$1,536, and thereafter—$2,688.

19. REORGANIZATION ITEMS, NET

        Reorganization items, net represent amounts incurred and recovered subsequent to the bankruptcy filing as a direct result of the filing of the Chapter 11 Cases and are comprised of the following:

	(Successor)		(Predecessor)
	Year ended December 31, 2013	Period from May 18, 2012 to December 31, 2012	Period from January 1, 2012 to May 17, 2012
Trustee fees incurred	$11	$156	$462
Professional fees incurred	50	2,287	32,317
Cancellation of bareboat charters	(119)	344
Write-off of deferred financing costs associated with liabilities subject to compromise			14,813
Write-off pre-bankruptcy liabilities	(437)
Fresh-start adjustments (see Note 2)			552,425
Reorganization adjustments (see Note 2)			(283,625)
Severance			683

	$(495)	$2,787	$317,075

20. RELATED PARTY TRANSACTIONS

        The following are related party transactions not disclosed elsewhere in these financial statements:

        During the year ended December 31, 2013, the period from May 18, 2012 to December 31, 2012, and the period from January 1, 2012 to May 17, 2012, the Company incurred office expenses totaling $6, $39, and $4, respectively, on behalf of P C Georgiopoulos & Co. LLC, an investment management company controlled by Peter C. Georgiopoulos, the Chairman of the Company's Board. As of December 31, 2013 and 2012, a balance due from P C Georgiopoulos & Co., LLC of $3 and $8, respectively, remains outstanding.

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

20. RELATED PARTY TRANSACTIONS (Continued)

        During the year ended December 31, 2013, the period from May 18, 2012 to December 31, 2012, and the period from January 1, 2012 to May 17, 2012, the Company incurred fees for legal services aggregating $27, $41, and $0, respectively, due to the father of Peter C. Georgiopoulos. No balances remain outstanding as of December 31, 2013 and 2012.

        During the year ended December 31, 2013, the period from May 18, 2012 to December 31, 2012, and the period from January 1, 2012 to May 17, 2012, the Company incurred certain business, travel and entertainment costs totaling $133, $76, and $11, respectively, on behalf of Genco Shipping & Trading Limited ("Genco"), an owner and operator of dry bulk vessels. Peter C. Georgiopoulos is chairman of Genco's board of directors. As of December 31, 2013 and 2012, a balance due from Genco of $51 and $35, respectively, remains outstanding.

        During the year ended December 31, 2013, the period from May 18, 2012 to December 31, 2012, and the period from January 1, 2012 to May 17, 2012, Genco made available certain of its employees who performed internal audit services for the Company for which the Company was invoiced $140, $22, and $63, respectively, based on actual time spent by the employees. As of December 31, 2013 and 2012, a balance of $35 and $23, respectively, remains outstanding.

        During the year ended December 31, 2013, the period from May 18, 2012 to December 31, 2012, and the period from January 1, 2012 to May 17, 2012, Aegean Marine Petroleum Network, Inc. ("Aegean") supplied bunkers and lubricating oils to the Company's vessels aggregating $11,780, $10,385, and $20,273, respectively. As of December 31, 2013 and 2012, a balance of $443 and $1,778, respectively, remains outstanding. Peter Georgiopoulos is the chairman of Aegean's board of directors, John Tavlarios is a member of the Company's Board and the president and CEO of the Company and is on the board of directors of Aegean. In addition, the Company provided office space to Aegean and Aegean incurred rent and other expenses in its New York office during the year ended December 31, 2013, the period from May 18, 2012 to December 31, 2012, and the period from January 1, 2012 to May 17, 2012 for $30, $36, and $28, respectively. As of December 31, 2013 and 2012, a balance of $3 and $3, respectively, remains outstanding.

        Pursuant to an agreement among Oaktree Principal Fund V, L.P., Oaktree Principal Fund V (Parallel), L.P., Oaktree FF Investment Fund, L.P., OCM Asia Principal Opportunities Fund, L.P. (collectively "Oaktree Guarantors") and the Company dated June 11, 2013, the Company agreed to pay Oaktree Guarantors an annual fee of $500 until the guarantees provided by the Oaktree Guarantors in favor of Wells Fargo Bank, National Association in connection with the Wells Fargo Credit Agreement were terminated. The amount of $500 for the year ended December 31, 2013 is included in Other expense on the consolidated statement of operations. No balance remains outstanding as of December 31, 2013.

        During 2013, the Company assigned certain payments associated with bunker supply contracts with third-party vendors amounting to $20,364 to Oaktree Principal Bunker Holdings Ltd., which is managed by Oaktree Capital Management, L.P. Three board members of the Company are associated with or employed by Oaktree Capital Management, L.P. The fees payable to Oaktree Principal Bunker Holdings Ltd. for this assignment amounted to $1,222 for the year ended December 31, 2013, and this amount is included in Voyage expenses on consolidated statement of operations. As of December 31, 2013, a balance of $1,222 remains outstanding.

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

20. RELATED PARTY TRANSACTIONS (Continued)

        Amounts due from the related parties described above as of December 31, 2013 and 2012 are included in Prepaid expenses and other current assets on the consolidated balance sheets; amounts due to the related parties described above as of December 31, 2013 and 2012 are included in Accounts payable and accrued expenses on the consolidated balance sheets.

        During 2013, Oaktree Value Opportunities Fund, L.P. and OCM Starfish Debtco S.A.R.L., both funds managed by Oaktree Capital Management, L.P., purchased approximately $51,200 of the Company's long-term debt in the secondary market.

        On January 7, 2012, Peter C. Georgiopoulos assigned to the Company his interest in OCM Marine Holdings, a limited partnership controlled and managed by Oaktree Capital Management L.P. or affiliates thereof, which had been granted to him in connection with the transactions contemplated by the Oaktree Prepetition Credit Facility. The assignment was consummated pursuant to an Assignment of Limited Partnership Interest and an amended and restated exempted limited partnership agreement of OCM Marine Holdings (the "OCM Marine Holdings Partnership Agreement"). As a result of the assignment, the Company received substantially the same rights as Mr. Georgiopoulos had under the OCM Marine Holdings Partnership Agreement. Under the OCM Marine Holdings Partnership Agreement, the Company was, following this assignment, entitled to an interest in distributions by OCM Marine Holdings, which in the aggregate would not exceed 4.9% of all distributions made by OCM Marine Holdings, provided that no distributions would be made to the Company until the other investors in OCM Marine Holdings had received distributions equal to the amount of their respective investments. The Company did not have any rights to participate in the management of OCM Marine Holdings, and the Company did not make, nor was it required to make, any investment in the OCM Marine Holdings. As of January 7, 2012, OCM Marine Holdings and its subsidiaries held the entire loan made under Oaktree Prepetition Credit Facility as well as all of the Oaktree Warrants issued by the Company in connection therewith. Pursuant to the Chapter 11 Plan, on the Effective Date and in accordance with a Partnership Withdrawal Agreement between the Company and Oaktree, the Company rejected the Assignment of Limited Partnership Interest, dated as of January 7, 2012 described above, and withdrew as a party to the OCM Marine Holdings Partnership Agreement. As a result, the Company's right to receive up to 4.9% of the distributions made by the limited partnership was terminated.

21. COMMON STOCK ISSUANCES

        Pursuant to (i) the Equity Purchase Agreement, dated as of December 15, 2011 and amended on March 26, 2012 (the "Oaktree Purchase Agreement"), by and among the Company and the Oaktree Plan Sponsors, and (ii) the order (the "Oaktree Purchase Agreement Order") of the Bankruptcy Court authorizing the Debtors to enter into the Oaktree Purchase Agreement, the Company is required to reimburse the Oaktree Plan Sponsors for certain advisory fees, including those of its financial advisor (the "Oaktree Financial Advisor"), incurred in connection with the Oaktree Purchase Agreement, the Chapter 11 Cases and certain related matters.

        On June 22, 2012, pursuant to a subscription agreement dated as of June 19, 2012, the Company issued 83,129 shares of Post-Emergence Common Stock to the Oaktree Financial Advisor, having an agreed-upon value of $36.84 per share, or $3,062 in the aggregate, which payment was deemed to be a reimbursement by the Company of the Oaktree Plan Sponsors, in accordance with the Oaktree

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

21. COMMON STOCK ISSUANCES (Continued)

Purchase Agreement and the Oaktree Purchase Agreement Order, for certain fees (equal to $3,062) owed to the Oaktree Financial Advisor.

        On December 21, 2012, pursuant to a Common Stock Subscription Agreement, dated as of November 1, 2012 (the "BlueMountain Subscription Agreement"), among the Company, OCM Marine Holdings and the investors party thereto (together, "BlueMountain"), the Company issued 1,084,269 shares of Post-Emergence Common Stock to investment entities affiliated with BlueMountain Capital Management, LLC for net proceeds of $28,859. In connection with the transactions contemplated by the BlueMountain Subscription Agreement, the Company also entered into a Letter Agreement (the "BlueMountain Letter Agreement"), dated as of November 1, 2012, with OCM Marine Holdings and BlueMountain providing certain shareholder and corporate governance rights to BlueMountain, including preemptive rights for equity and debt issuances, the right to cause the Company to pursue an initial public offering, demand registration rights, the right to designate a member of the Board and consent rights with respect to certain significant corporate actions. In February 2013, the size of the Board was increased from five to six members and BlueMountain's designee was elected as the additional director.

        The BlueMountain Letter Agreement was terminated in connection with the amendment and restatement of the Shareholders' Agreement on December 12, 2013 described below and rights substantially similar to those provided to BlueMountain in this letter agreement were incorporated into the Shareholders' Agreement.

        Pursuant to a Letter Agreement, dated as of October 3, 2011, between the Company and an investment bank (the "GMR Financial Advisor"), the Company was required to pay the GMR Financial Advisor certain fees and expenses incurred in connection with financial advisory services rendered by the GMR Financial Advisor to the Company in connection with the Company's Chapter 11 restructuring. On April 25, 2013, pursuant to a subscription agreement, dated as of April 25, 2013, between the Company and the GMR Financial Advisor, the Company issued 102,227 shares of common stock, par value $0.01 per share, of the Company to the GMR Financial Advisor in satisfaction of approximately $2,829 of remaining outstanding fees owed to the GMR Financial Advisor.

        At a Special Meeting of Shareholders held on December 11, 2013, the shareholders of the Company approved a Second Amended and Restated Articles of Incorporation which (i) authorized 50,000,000 shares of a new class of Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), (ii) authorized 30,000,000 shares of a new class of Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), which Class B Common Stock is convertible into shares of Class A Common Stock and has rights with respect to voting and dividends that are substantially similar to the Class A Common Stock, (iii) authorized 5,000,000 shares of Preferred Stock, par value $0.01 per share, and (iv) reclassified the Company's existing shares of Post-Emergence Common Stock, par value $0.01 per share, into shares of Class A Common Stock. In the event of a liquidation, a sale of the Company approved by the Company or OCM Marine Holdings and OCM Marine Investments (an "Approved Sale"), or certain similar transactions described in the Amended Articles (collectively, a "Liquidation"), the holders of the Class B Common Stock (unless the Class B Common Stock is converted into shares of the Class A Common Stock) will be entitled to a liquidation preference of $18.50 per share (plus the amount of any declared but unpaid dividends thereon) prior to any distributions to holders of Class A Common Stock, and, except as described in the following sentence,

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

21. COMMON STOCK ISSUANCES (Continued)

the holders of Class B Common Stock will not be entitled to any further distributions in respect of such shares. Notwithstanding the preceding sentence, for purposes of determining the amount each holder of Class B Common Stock is entitled to receive in the event of a Liquidation, each share of Class B Common Stock will be deemed to have converted to Class A Common Stock immediately prior to the Liquidation if such a conversion would result in the holders of shares of Class B Common Stock receiving a greater distribution than they would receive without converting.

        Class B Common Stock is convertible to Class A Common Stock at the option of the Company in connection with an initial public offering. In the event the Company exercises this option, upon consummation of the initial public offering, each share of Class B Common Stock will be converted into a number of shares of Class A Common Stock equal to the quotient obtained by dividing (x) $18.50 by (y) the lower of (A) the per share price at which the Company's common stock is offered in the initial public offering and (B) $18.50.

        Furthermore, each share of Class B Common Stock will convert into a share of Class A Common Stock on a one-for-one basis (i) at any time at the option of its holder, (ii) upon the election of the holders of 75% of the outstanding shares of Class B Common Stock other than those held by OCM Marine Holdings or OCM Marine Investments, (iii) upon the consummation of an Approved Sale or (iv) in the event of a transfer of shares of Class B Common Stock by a holder of such shares pursuant to a public offering or through certain "tag-along" sales.

        On December 12, 2013, the Company issued 10,702,702 shares of Class B Common Stock (the "December 2013 Class B Shares") in a private placement for $18.50 per share, resulting in aggregate gross proceeds to the Company of approximately $198,000, pursuant to an Amended and Restated Subscription Agreement (the "December 2013 Subscription Agreement") by and among the Company, OCM Marine Holdings and certain other investors party thereto (the "December 2013 Class B Investors"). The Company used the net proceeds of the private placement to repay outstanding indebtedness and for working capital and other general corporate purposes.

22. PREFERRED STOCK ISSUANCE

        On June 27, 2013, the Company authorized 150,000 shares of a new series of preferred stock of the Company, par value $0.01 per share, with a liquidation preference $1,000 per share, designated as "Series A Preferred Stock" (the "Series A Preferred Stock"). The Series A Preferred Stock ranks senior as to dividends over the Company's common stock and any other class of stock that by its terms ranks junior as to dividends to the Series A Preferred Stock, when and if issued. Each share of Series A Preferred Stock is entitled to receive dividends when, as and if declared by the Board, and to the extent permitted under the Company's outstanding indebtedness existing at the time of a declaration or payment, at an annual rate of 25% on each share's $1,000 liquidation preference, compounded quarterly and accruing from the date of issuance. Dividends on the Series A Preferred Stock will accrue until the Company's liquidation or they are redeemed, reclassified, exchanged or otherwise acquired by the Company.

        On each of June 28, 2013 and July 3, 2013, the Company issued 5,000 shares of Series A Preferred Stock to OCM Marine Holdings in a private placement for $1,000 per share, resulting in aggregate net proceeds to the Company of $5,000 on June 28, 2013 and $5,000 on July 3, 2013. In August 2013, the

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

22. PREFERRED STOCK ISSUANCE (Continued)

Company issued an aggregate of 146 shares of Series A Preferred Stock in private placements for $1,000 per share to two additional accredited investors. The Company used the net proceeds of the private placements for working capital and general corporate purposes.

        In connection with the purchase and sale of the Class B Common Stock pursuant to the December 2013 Subscription Agreement, all of the outstanding shares of the Company's Series A Preferred Stock were converted into Class B Common Stock at a price of $18.50 per share of Class B Common Stock based on the liquidation preference of the Series A Preferred Stock, together with the accumulated and unpaid dividends of $1,166 (the "Series A Preferred Conversion"). The Series A Preferred Conversion was approved by OCM Marine Holdings and the Board, in accordance with the Statement of Designation, Powers, Preferences and Rights of Series A Preferred Stock, dated as of June 28, 2013. As a result of the Series A Preferred Conversion, on December 12, 2013, 10,146 shares of Series A Preferred Stock of the Company were converted into 611,468 shares of Class B Common Stock.

        Pursuant to the issuance of common and preferred shares during the year ended December 31, 2013, the period from May 18, 2012 to December 31, 2012, and the period from January 1, 2012 to May 17, 2012, the Company incurred professional fee costs of $1,086, $1,142 and $0, respectively, which were recorded as a reduction of proceeds from share issuances.

23. STOCK-BASED COMPENSATION

Successor

2012 Equity Incentive Plan

        On the Effective Date, pursuant to the Chapter 11 Plan, the Company adopted the General Maritime Corporation 2012 Equity Incentive Plan (the "2012 Equity Incentive Plan"). An aggregate of 1,145,541 shares of Class A Common Stock were available for award under the 2012 Equity Incentive Plan, which represented approximately 10% of the shares of Post-Emergence Common Stock outstanding as of the Effective Date on a fully-diluted basis. Shares of Class A Common Stock are available for award under the 2012 Equity Incentive Plan from and after the Effective Date to eligible employees, non-employee directors and/or officers of the Company and its subsidiaries (collectively, "Eligible Individuals"). Under the 2012 Equity Incentive Plan, a committee appointed by the Board from time to time (or, in the absence of such a committee, the Board) (in either case, the "Plan Committee") may grant a variety of stock-based incentive awards, as the Plan Committee deems appropriate, to Eligible Individuals whom the Plan Committee believes are key to furthering the growth and profitability of the Company. The Plan Committee may award stock options, stock appreciation rights, restricted stock, restricted stock units, and other awards valued in whole or in part by reference to, or payable in or otherwise based on, shares of Class A Common Stock Shares, cash payments and such other forms as the Plan Committee in its discretion deems appropriate.

        On the Effective Date, pursuant to the 2012 Equity Incentive Plan, certain officers of the Company were granted options to purchase an aggregate 515,493 shares of Post-Emergence Common Stock. The exercise price for each such option is $38.26 per share, and each option has a 10-year term. The fair value of each option upon emergence from bankruptcy was $18.22, derived using a term of 6.5 years, volatility of 52% (representing the five-year volatility of a peer group), a risk-free interest rate of 0.90% and a dividend rate of 0%. The aggregate fair value of these awards upon emergence

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

23. STOCK-BASED COMPENSATION (Continued)

from bankruptcy was $9,392. The options vest 20% on each of the first five anniversaries of the grant date, with accelerated vesting upon a change in control of the Company. If any executive's employment is terminated by the Company without cause or by the executive for good reason, then the portion of that executive's options that would have vested on the next anniversary of the grant date will vest. Upon termination of any executive's employment for any reason, the Company has the right to purchase the shares received by the executive upon exercise of his options as a price which will depend on the circumstances surrounding the termination.

        In February 2013, the Company's chief financial officer resigned from the Company, forfeiting all of the 171,831 stock options granted to him. During the year ended December 31, 2013, the Company recorded a recovery of $809 previously recorded as stock-based compensation expense, which is a component of general and administrative expenses.

        For the year ended December 31, 2013 and the period from May 18, 2012 to December 31, 2012, amortization of the fair value of these stock options was $1,365 and $2,498, respectively, which is included in the Company's consolidated statements of operations as a component of general and administrative expense. Amortization of the unamortized stock-based compensation balance of $2,399 as of December 31, 2013 is expected to be $1,216, $720, $369, and $94 during the years ending December 31, 2014, 2015, 2016 and 2017, respectively.

        The following table summarizes all stock option activity for the year ended December 31, 2013 and the period from May 17, 2012 to December 31, 2012:

	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value
Outstanding, January 1, 2013	515,493	$38.26	$18.22
Granted	—
Exercised	—
Forfeited	(171,831)

Outstanding, December 31, 2013	343,662	$38.26	$18.22

Outstanding, May 17, 2012	515,493	$38.26	$18.22
Granted	—
Exercised	—
Forfeited	—

Outstanding, December 31, 2012	515,493	$38.26	$18.22

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

23. STOCK-BASED COMPENSATION (Continued)

        The following table summarizes certain information about stock options outstanding as of December 31, 2013 and 2012:

	Options Outstanding, December 31, 2013			Options Exercisable, December 31, 2013
Exercise Price	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price
$38.26	343,662	$38.26	8.4	—	—

	Options Outstanding, December 31, 2012			Options Exercisable, December 31, 2012
Exercise Price	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price
$38.26	515,493	$38.26	9.4	—	—

Predecessor

Stock Incentive Plans

        Pursuant to the Chapter 11 Plan, on the Effective Date, all outstanding prepetition equity securities in the Company, including but not limited to all outstanding shares of the Prepetition Common Stock, and all outstanding options and contractual or other rights to acquire any equity securities in the Company, were canceled and discharged and are of no further force and effect, whether surrendered for cancelation or otherwise, and all related contracts, plans, programs and arrangements, including all restricted stock grant agreements, the General Maritime Corporation 2011 Stock Incentive Plan and the General Maritime Corporation 2001 Stock Incentive Plan (as amended and restated, effective as of December 16, 2008), were terminated. Immediately prior to the Effective Date, there were 121,705,048 shares of Prepetition Common Stock outstanding. Holders of prepetition equity securities prior to the Effective Date received no distributions under the Chapter 11 Plan in respect thereof.

Stock Options

        The following table summarizes all stock option activity for the period from January 1, 2012 to May 17, 2012:

	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value
Outstanding, January 1, 2012	6,700	$15.35	$7.51
Granted	—
Exercised	—
Cancelled	(6,700)	$15.35	$7.51

Outstanding, May 17, 2012	—	—	—

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

23. STOCK-BASED COMPENSATION (Continued)

Restricted Stock

        The Company's restricted stock grants to employees generally vest ratably upon continued employment over periods of approximately 4 or 5 years from date of grant. Certain restricted stock grants to the Company's Chairman vest approximately 10 years from date of grant. Restricted stock grants to non-employee directors generally vest over a one-year period. Such grants are subject to accelerated vesting upon certain circumstances set forth in the relevant grant agreements. Grants made through December 31, 2010 were made under the 2001 Stock Incentive Plan. Subsequent grants were made under the 2011 Stock Incentive Plan.

        On August 9, 2011, the Company granted a total of 180,000 shares of restricted common stock to the Company's six non-employee directors. Restrictions on the restricted stock were to lapse on August 9, 2012 or the date of the Company's 2012 Annual Meeting of Shareholders, whichever occurred first. The foregoing grants are subject to accelerated vesting upon certain circumstances set forth in the relevant grant agreement. These restricted shares and all 2,675,087 of the Company's unvested restricted shares were cancelled on May 17, 2012.

        A summary of the activity for restricted stock awards for the period from January 1, 2012 to May 17, 2012 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and nonvested, January 1, 2012	2,675,087	$19.66
Granted	—
Vested	—
Cancelled	(2,675,087)	$19.66

Outstanding, May 17, 2012	—

        On the Effective date, all existing unvested restricted shares were cancelled.

        Total compensation cost recognized in income relating to amortization of restricted stock awards during the period from January 1, 2012 to May 17, 2012 was $2,346.

24. COMMITMENTS AND CONTINGENCIES

        From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

GENMAR STAR

        On March 7, 2006, Kiyi Emniyeti Genel Müdürlügü (the Directorate General of Coastal Safety) filed a claim against the Company in an in rem proceeding before the Istanbul Admiralty Court in Turkey (the "Turkish Court") relating to an incident in 2006 when the vessel became disabled in

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

24. COMMITMENTS AND CONTINGENCIES (Continued)

Turkish waters as a result of a rudder failure problem. The claimant asserted that it provided a salvage service to the vessel and the Company asserted that the service provided to the vessel was merely towage assistance. The Turkish Court required the Company to post a $4,000 letter of credit, which permitted the Company to sail and sell the vessel. The Company sold the vessel in May 2006. On February 14, 2012, the Company was notified that the letter of credit was drawn in its entirety. The drawdown of this letter of credit resulted in an additional $4,000 borrowing under the 2011 Credit Facility during February 2012 and was treated as a $4,000 security deposit with the Turkish Court pending the outcome of this case, which was classified on the Company's consolidated balance sheet as a component of other long-term assets as of December 31, 2012.

        As of December 31, 2013, the Company settled the claim for $2,600, of which approximately $1,700 is expected to be covered by insurance. The remaining balance of the security deposits of $1,400 was received by the Company in January 2014. Accordingly, the portion of the settlement which is not covered by insurance amounted to approximately $900, and has been included in the direct vessel operating expenses in the accompanying consolidated statements of operations.

GENMAR PROGRESS

        In August 2007, an oil sheen was discovered and reported by shipboard personnel in the vicinity of the Genmar Progress, in Guayanilla Bay, Puerto Rico. Subsequently, the U.S. Coast Guard formally designated the Genmar Progress as a source of the pollution incident. In October 2010, the United States, GMR Progress, LLC, and General Maritime Management (Portugal) L.d.A. executed a Joint Stipulation and Settlement Agreement. Pursuant to the terms of this agreement, the United States agreed to accept $6,273 in full satisfaction of oil spill response costs of the Coast Guard and certain natural damage assessment costs incurred through the date of settlement. The settlement had been paid in full by the vessel's protection & indemnity underwriters.

        In April 2013, the Natural Resource Trustees for the United States and the Commonwealth of Puerto Rico, or the "Trustees," submitted a claim to GMR Progress, LLC and General Maritime Management (Portugal) L.d.A. for alleged injury to natural resources as a result of this oil spill, primarily seeking monetary damages in the amount of $4,940 for both loss of beach use and compensation for injury to natural resources such as mangroves, sea grass and coral. On July 7, 2014, the Trustees presented a revised claim for $7,851, consisting of $848 for loss of beach use, $4,906 for injuries to mangroves, sea grass and coral, $83 for uncompensated damage assessment costs and $2,014 for a 35% contingency for monitoring and oversight. This claim is disputed and has been reported to the vessel's protection & indemnity underwriters, who are expected to fund the settlement of any such claim.

2011 VLCC POOL DISPUTE

        Pursuant to an arbitration commenced in January 2013, on August 2, 2013, five vessel owning subsidiaries of the Company (the "2011 VLCC Pool Subs") that entered into the 2011 VLCC Pool submitted to arbitration in accordance with the terms of the London Maritime Arbitrator's Association claims of balances due following the withdrawal of their respective vessels from the 2011 VLCC Pool. The claims are for, among other things, amounts due for hire of the vessels and amounts due in respect of working capital invested in the 2011 VLCC Pool. The respondents in the arbitrations, the

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

24. COMMITMENTS AND CONTINGENCIES (Continued)

2011 VLCC Pool Operator and agent, assert that lesser amounts are owed to the 2011 VLCC Pool Subs by the 2011 VLCC Pool and that the working capital amounts of approximately $1,900 in the aggregate are not due to be returned until a later date pursuant to the terms of the pool agreements. The respondents also counterclaim for damages for alleged breaches of collateral contracts to the pool agreements, claiming that such contracts purport to extend the earliest date by which the 2011 VLCC Pool Subs were entitled to withdraw their vessels from the 2011 VLCC Pool. Such counterclaim for damages has not yet been quantified. Submissions in this arbitration have closed, and the parties are expected to exchange responses to the London Maritime Arbitrators Association questionnaires by April 22, 2014.

        As of December 31, 2013, amounts due from the 2011 VLCC Pool of $3,314 and $1,900 were included in Due from charterers (current) and Other assets (noncurrent), respectively; and amounts due to the 2011 VLCC Pool of $1,401 were included in Accounts payable and accrued expenses on the consolidated balance sheet. In January 2014, the Company received $1,152 from the 2011 VLCC Pool for charter hires and as a return of working capital.

ATLAS CHARTER DISPUTE

        On April 22, 2013, GMR Atlas LLC, a vessel owning subsidiary of the Company, submitted to arbitration in accordance with the terms of the London Maritime Arbitrator's Association a claim for declaratory relief as to the proper construction of certain provisions of a charterparty contract (the "Atlas Charterparty") between GMR Atlas LLC and the party chartering a vessel from GMR Atlas LLC (the "Atlas Claimant") relating to, among other things, customer vetting eligibility. The Atlas Claimant is an affiliate of the 2011 VLCC Pool Operator. The Atlas Claimant has counterclaimed for amounts allegedly due to them in respect of hire paid and bunkers consumed during the period from July 22, 2012 through November 4, 2012. GMR Atlas LLC has provided security for those claims, plus amounts in respect of interest and costs, in the sum of $3,498 pursuant to an escrow agreement.

        The Atlas Claimant served further submissions on March 7, 2014 which set out, among other things, additional claims for damages in the aggregate amount of $3,926. While these claims were additional and distinct to those described in the previous paragraph, they may include $140 or more of claims overlapping with the claims described in the previous paragraph and may also include claims which are mutually exclusive to claims described in the previous paragraph. Without any reduction for overlapping or mutually exclusive claims, the aggregate amount of claims brought by the Atlas Claimant is $7,424.

25. SUBSEQUENT EVENTS

        In preparing the consolidated financial statements, the Company has evaluated events and transactions occurring after December 31, 2013 for recognition or disclosure purposes. Based on this

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

25. SUBSEQUENT EVENTS (Continued)

evaluation, from January 1, 2014 through November 10, 2014, which represents the date the consolidated financial statements were available to be issued, the following events have been identified:

JANUARY 2014 PREEMPTIVE RIGHTS OFFERING

        On January 24, 2014, in connection with the issuance of the December 2013 Class B Shares to the December 2013 Class B Investors described in Note 21, the Company made a preemptive rights offering of Class B Common Stock to all eligible shareholders of the Company. On February 3, 2014, the Company issued 16,250 shares of Class B Common Stock pursuant to preemptive rights in a private placement for $18.50 per share to an accredited investor exercising its preemptive rights.

SCORPIO TRANSACTION

        In March 2014, VLCC Acquisition I Corporation ("VLCC Corp."), a wholly-owned subsidiary of the Company, entered into an agreement with Scorpio Tankers Inc. ("Scorpio") and seven of its wholly-owned subsidiaries ("Shipbuilding SPVs") for VLCC Corp to purchase the outstanding common stock of the Shipbuilding SPVs for an aggregate price of approximately $162,683 (the "SPV Stock Purchase").

        In December 2013, each of the Shipbuilding SPVs entered into a shipbuilding contract (collectively, the "Shipbuilding Contracts") with either Daewoo Shipbuilding & Marine Engineering Co., Ltd. or with Hyundai Samho Heavy Industries Co., Ltd. (collectively, the "Ship Builders") for the construction and purchase of a 300,000 DWT Crude Oil Tanker (collectively, the "VLCC Newbuildings"). As a result of the acquisition by VLCC Corp. of the Shipbuilding SPVs, the Company acquired indirect ownership of the Shipbuilding Contracts. Under the terms of the Shipbuilding Contracts, the VLCC Newbuildings are scheduled to be delivered during the period from on or before August 2015 through August 2016. The aggregate remaining installment payments under the Shipbuilding Contracts at the time of purchase were $572,318. The Company expects to finance the remaining installment payments through issuances of equity securities, senior secured bank debt, issuance of the Senior Notes described below or a combination of the foregoing. However, there is no assurance that the Company will be able to obtain any additional financing.

        In December 2013, in connection with the entry by the Shipbuilding SPAs into the Shipbuilding Contracts, Scorpio agreed to guarantee (the "Scorpio Guarantees") the performance of each of the Shipbuilding SPVs under the Shipbuilding Contracts for the benefit of the Ship Builders. In March 2014, in connection with the SPV Stock Purchase, VLCC Corp. and Scorpio entered into an agreement, pursuant to which VLCC Corp., among other things, agreed to indemnify Scorpio to the extent that Scorpio is required to perform its obligations under the Scorpio Guarantees.

        In March 2014, each of the Shipbuilding SPVs entered into an agreement with Scorpio Shipmanagement S.A.M. ("SSM") to appoint SSM as their agent to monitor the construction of the VLCC Newbuildings. The agreement provides for SSM to be reimbursed for these services at the rate of $10 per week for an initial period of six weeks from the date of the agreement with an option to extend.

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

25. SUBSEQUENT EVENTS (Continued)

MARCH 2014 PRIVATE PLACEMENT

        On March 21, 2014, the Company issued 9,000,001 shares of Class B Common Stock in a private placement for $18.50 per share (the "March 2014 Private Placement"), resulting in aggregate gross proceeds to the Company of approximately $166,500, pursuant to Subscription Agreements (the "March 2014 Subscription Agreements") entered individually with certain of the Company's existing shareholders and OCM Marine Holdings. Pursuant to the terms of the March 2014 Subscription Agreements, the Company agreed to use all or substantially all of the net proceeds of the March 2014 Private Placement for purposes of satisfying the Company's obligations in connection with the SPV Stock Purchase and Shipbuilding Contracts described above. To the extent such net proceeds exceed the aggregate amount of such obligations, the Company is permitted to use the remaining net proceeds for general corporate purposes. On March 25, 2014, the Company used approximately $162,700 of the proceeds of March 2014 Private Placement to fund the purchase price of the Scorpio SPVs as described above.

NOTE AND GUARANTEE AGREEMENT

        On March 28, 2014, the Company and VLCC Corp. entered into a Note and Guarantee Agreement (the "Note and Guarantee Agreement") with affiliates of BlueMountain Capital Management, LLC (collectively the "Note Purchasers"). Pursuant to the Note and Guarantee Agreement, the Company will authorize the issue and sale of senior unsecured notes, on or prior to May 13, 2014, in the aggregate principal amount of $131,600 due 2020 (the "Senior Notes") to the Note Purchasers which, after giving effect to the original issue discount provided for in the Note and Guarantee Agreement, will yield proceeds to the Company of $125,000 (before fees and expenses). Interest on the Senior Notes will accrue at the rate of 11.0% per annum, except that if the Company at any time irrevocably elects to pay interest in cash for the remainder of the life of the Senior Notes, interest on the Senior Notes will thereafter accrue at the rate of 10.0% per annum. The Senior Notes, which are unsecured, will be guaranteed by subsidiaries of the Company. The Note and Guarantee Agreement provides that all proceeds of the Senior Notes shall be used to pay transaction costs and expenses and the remaining consideration payable in connection with the Shipbuilding Contracts.

        The Note and Guarantee Agreement requires the Company to comply with a number of customary covenants, including covenants related to the delivery of quarterly and annual financial statements, budgets and annual projections; maintaining properties and required insurances; compliance with laws (including environmental); compliance with ERISA; performance of obligations under the terms of each mortgage, indenture, security agreement and other debt instrument by which it is bound; payment of taxes; restrictions on consolidations, mergers or sales of assets; limitations on liens; limitations on issuance of certain equity interests and other restricted payments; limitations on additional indebtedness; limitations on transactions with affiliates; and other customary covenants. Although only certain covenants in the Senior Secured Credit Facilities restrict VLCC Corp. and its subsidiaries, all the covenants in the Note and Guarantee Agreement do restrict VLCC Corp. and its subsidiaries. To the extent these covenants in the Note and Guarantee Agreement restrict the Company and its subsidiaries party to the Senior Secured Credit Facilities, the covenants (other than those covenants relating to limitations on additional indebtedness, limitations on liens and limitations on restricted

GENERAL MARITIME CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY, PER TON AND PER SHARE DATA)

25. SUBSEQUENT EVENTS (Continued)

payments) are not materially more restrictive than those contained in the Senior Secured Credit Facilities.

        The Note and Guarantee Agreement includes customary events of default and remedies for facilities of this nature. If the Company does not comply with various covenants under the Note and Guarantee Agreement, the Note Purchasers may, subject to various customary cure rights, declare the unpaid principal amounts of the Senior Notes plus any accrued and unpaid interest and any make-whole amounts, as applicable, immediately due and payable.

        Pursuant to the terms of the Note and Guarantee Agreement, the Company will use reasonable efforts to enter into an amendment to each Senior Secured Credit Facility to approve or permit the Company to issue the Senior Notes. If such an amendment cannot be obtained, VLCC Corp. will be designated as the issuer of the Senior Notes, certain of the covenants will be modified to restrict VLCC Corp. from engaging in any business and owning equity interest in any subsidiary other than as related to the ownership and operation of the VLCC Newbuildings, and the Company will guarantee the Senior Notes; provided, however, if the lenders to the Senior Secured Credit Facilities do not permit the Company to guarantee the Senior Notes, then the interest rate applicable to the Senior Notes will increase by 2.0%. In the event that the Company does not obtain consent and approval from the lenders to the Senior Secured Credit Facilities, the amendments to the Senior Secured Credit Facilities are not consummated and neither the Company nor VLCC Corp. is permitted to issue the Senior Notes by May 13, 2014, the Company will pay to the Note Purchasers a commitment fee equal to $6,250 (in cash or in aggregate value of the same equity issued in the March 2014 Private Placement) and the Note and Guarantee Agreement will terminate.

MAY 2014 PREEMPTIVE RIGHTS OFFERING

        On May 5, 2014, in connection with the March 2014 Private Placement, the Company made a preemptive rights offering of Class B Common Stock to all eligible shareholders of the Company. On May 21, 2014, the Company issued 2,577 shares of Class B Common Stock pursuant to preemptive rights in a private placement for $18.50 per share to an accredited investor exercising its preemptive rights.

JUNE 2014 PRIVATE PLACEMENT

        On June 25, 2014, the Company issued 1,670,000 shares of Class B Common Stock in a private placement for $18.50 per share, resulting in aggregate gross proceeds to the Company of $30,895, pursuant to Subscription Agreements entered individually with certain accredited investor investment entities which may be deemed affiliates of Aurora.

GENERAL MARITIME CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013

(DOLLARS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

(UNAUDITED)

	June 30, 2014	December 31, 2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$182,550	$97,707
Restricted cash	659	659
Due from charterers, net	38,633	45,610
Vessel held for sale	14,992	5,899
Prepaid expenses and other current assets	44,177	50,813

Total current assets	281,011	200,688

NONCURRENT ASSETS:
Vessels, net of accumulated depreciation of $88,203 and $69,734, respectively	834,363	873,435
Construction in progress	231,804	—
Other fixed assets, net	2,946	2,711
Deferred drydock costs, net	11,834	6,728
Deferred financing costs, net	2,187	2,187
Other assets	7,689	6,706
Goodwill	29,230	30,479

Total noncurrent assets	1,120,053	922,246

TOTAL ASSETS	$1,401,064	$1,122,934

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$62,657	$79,508
Advance receipt for vessel held for sale	1,500	—
Deferred voyage revenue	612	—

Total current liabilities	64,769	79,508

NONCURRENT LIABILITIES:
Long-term debt	798,202	677,632
Other noncurrent liabilities	137	104

TOTAL LIABILITIES	863,108	757,244

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
Class A common stock, $0.01 par value per share; authorized 50,000,000 shares; issued and outstanding 11,270,196 shares at June 30, 2014 and December 31, 2013	113	113
Class B common stock, $0.01 par value per share; authorized 30,000,000 shares; issued and outstanding 22,002,998 and 11,314,170 shares at June 30, 2014 and December 31, 2013, respectively	220	113
Preferred stock, $0.01 par value per share; authorized 5,000,000 shares; issued and outstanding 0 shares at June 30, 2014 and December 31, 2013	—	—
Paid-in capital	809,083	611,231
Accumulated deficit	(271,729)	(245,906)
Accumulated other comprehensive income	269	139

Total shareholders' equity	537,956	365,690

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,401,064	$1,122,934

See notes to condensed consolidated financial statements.

GENERAL MARITIME CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(DOLLARS IN THOUSANDS)

(UNAUDITED)

	For the Six Months Ended June 30,
	2014	2013
VOYAGE REVENUES:
Voyage revenues	$206,607	$161,840

OPERATING EXPENSES:
Voyage expenses	126,875	115,390
Direct vessel operating expenses	43,195	46,181
General and administrative	11,773	10,996
Depreciation and amortization	22,676	22,717
Goodwill impairment	1,249	—
Loss on impairment of vessel held for sale	6,300	—
Loss on disposal of vessel and vessel equipment	1,735	687
Closing of Portugal office	4,221	—

Total operating expenses	218,024	195,971

OPERATING LOSS	(11,417)	(34,131)

OTHER EXPENSES:
Interest expense, net	(14,274)	(17,174)
Other expense, net	(64)	(90)

Total other expenses	(14,338)	(17,264)

Loss before reorganization items, net	(25,755)	(51,395)
Reorganization items, net	(68)	461

NET LOSS	$(25,823)	$(50,934)

LOSS PER CLASS A AND CLASS B COMMON SHARE:
Basic	$(0.93)	$(4.55)

Diluted	$(0.93)	$(4.55)

See notes to condensed consolidated financial statements.

GENERAL MARITIME CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(DOLLARS IN THOUSANDS)

(UNAUDITED)

	For the Six Months Ended June 30,
	2014	2013
Net loss	$(25,823)	$(50,934)

Other comprehensive income:
Foreign currency translation adjustments	130	71

Total other comprehensive income	130	71

Comprehensive loss	$(25,693)	$(50,863)

See notes to condensed consolidated financial statements.

GENERAL MARITIME CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2014

(DOLLARS IN THOUSANDS)

(UNAUDITED)

	Common Stock	Preferred Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance as of January 1, 2014	$226	$—	$611,231	$(245,906)	$139	$365,690
Net loss				(25,823)		(25,823)
Foreign currency translation adjustments					130	130
Issuance of 10,688,828 shares of Class B common stock	107		197,131			197,238
Amortization of stock based compensation			721			721

Balance as of June 30, 2014	$333	$—	$809,083	$(271,729)	$269	$537,956

See notes to condensed consolidated financial statements.

GENERAL MARITIME CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(DOLLARS IN THOUSANDS)

(UNAUDITED)

	For the Six Months Ended June 30,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(25,823)	$(50,934)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on disposal of vessels and vessel equipment	1,735	687
Loss on impairment of vessel	6,300	—
Goodwill impairment	1,249	—
Payment-in-kind interest expense	1,646	—
Depreciation and amortization	22,676	22,717
Amortization of deferred financing costs	355	95
Stock-based compensation expense	721	555
Write-off of deferred financing costs	—	78
Net unrealized gain on derivative financial instruments	—	(955)
Allowance for bad debts	266	1,044
Changes in assets and liabilities:
Decrease (increase) in due from charterers	6,710	(17,933)
Decrease (increase) in prepaid expenses and other current and noncurrent assets	4,946	(1,624)
(Decrease) increase in accounts payable and other current and noncurrent liabilities	(16,928)	25,950
Increase (decrease) in deferred voyage revenue	612	(922)
Deferred drydock costs incurred	(8,551)	(3,222)

Net cash used in operating activities	(4,086)	(24,464)

CASH FLOWS FROM INVESTING ACTIVITIES:
Installment payments for purchase of vessels	(229,412)	—
Payment of capitalized interest	(2,104)	—
Proceeds from sale of vessels	6,438	—
Advance receipt for vessel held for sale	1,500	—
Purchase of vessel improvements and other fixed assets	(2,573)	(1,453)

Net cash used in investing activities	(226,151)	(1,453)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under Senior Notes	125,020	—
Borrowings under promissory note	—	9,342
Repayments of Senior Secured Credit Facility	(6,371)	—
Proceeds from issuance of common stock	197,743	—
Proceeds from issuance of preferred stock	—	5,000
Payment of stock issuance costs	(1,087)	(366)
Deferred financing costs paid	(355)	(231)

Net cash provided by financing activities	314,950	13,745

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	130	72

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	84,843	(12,100)
CASH AND CASH EQUIVALENTS, beginning of period	97,707	28,921

CASH AND CASH EQUIVALENTS, end of period	$182,550	$16,821

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—
Cash paid during the period for interest, net of payment of capitalized interest	$12,584	$17,211

See Note 2 for supplementary information of noncash items.

See notes to condensed consolidated financial statements.

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        NATURE OF BUSINESS—General Maritime Corporation (the "Company"), through its subsidiaries, provides international transportation services of seaborne crude oil and petroleum products. The Company's fleet is comprised of VLCC, Suezmax, Aframax, Panamax and Handymax vessels. The Company operates its business in one business segment, which is the transportation of international seaborne crude oil and petroleum products.

        The Company's vessels are primarily available for charter on a spot voyage or time charter basis. Under a spot voyage charter, which generally lasts from several days to several weeks, the owner of a vessel agrees to provide the vessel for the transport of specific goods between specific ports in return for the payment of an agreed-upon freight per ton of cargo or, alternatively, for a specified total amount. All operating and specified voyage costs are paid by the owner of the vessel.

        A time charter involves placing a vessel at the charterer's disposal for a set period of time, generally one to three years, during which the charterer may use the vessel in return for the payment by the charterer of a specified daily or monthly hire rate. In time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel and specified voyage costs such as fuel, canal and port charges are paid by the charterer.

        The Company is party to certain commercial pooling arrangements. Commercial pools are designed to provide for effective chartering and commercial management of similar vessels that are combined into a single fleet to improve customer service, increase vessel utilization and capture cost efficiencies (see Note 15).

        BASIS OF PRESENTATION—The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. In the opinion of management of the Company, all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of financial position and operating results, have been included in the financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's Financial Statements for the year ended December 31, 2013. The results of operations for the six month periods ended June 30, 2014 and 2013 are not necessarily indicative of the operating results for the full year.

        ACCOUNTING FOR THE CHAPTER 11 FILING—On May 17, 2012 (the "Effective Date"), the Company completed its financial restructuring and emerged from chapter 11 of the United States Bankruptcy Code through a series of transactions contemplated by the Plan of Reorganization (the "Chapter 11 Plan"), and the Chapter 11 Plan became effective pursuant to its terms. The Company follows the guidance of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 852, Reorganizations. Pursuant to this, the Company adopted fresh start accounting which results in a new basis of accounting and reflects the allocation of the Company's estimated fair value to its underlying assets and liabilities. The excess of reorganization value over the fair value of tangible and identifiable intangible assets and liabilities is recorded as goodwill.

        BUSINESS GEOGRAPHICS—Non-U.S. operations accounted for a majority of our revenues and results of operations. Vessels regularly move between countries in international waters, over hundreds

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

of trade routes. It is therefore impractical to assign revenues, earnings or assets from the transportation of international seaborne crude oil and petroleum products by geographical area.

        SEGMENT REPORTING—Each of the Company's vessels serve the same type of customer, have similar operations and maintenance requirements, operate in the same regulatory environment, and are subject to similar economic characteristics. Based on this, the Company has determined that it operates in one reportable segment, the transportation of crude oil and petroleum products with its fleet of vessels.

        PRINCIPLES OF CONSOLIDATION—The accompanying condensed consolidated financial statements include the accounts of General Maritime Corporation and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

        REVENUE AND EXPENSE RECOGNITION—Revenue and expense recognition policies for spot market voyage and time charter agreements are as follows:

          SPOT MARKET VOYAGE CHARTERS.     Spot market voyage revenues are recognized on a pro rata basis based on the relative transit time in each period. The period over which voyage revenues are recognized commences at the time the vessel departs from its last discharge port and ends at the time the discharge of cargo at the next discharge port is completed. The Company does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. The Company does not recognize revenue when a vessel is off hire. Estimated losses on voyages are provided for in full at the time such losses become evident. Voyage expenses primarily include only those specific costs which are borne by the Company in connection with voyage charters which would otherwise have been borne by the charterer under time charter agreements. These expenses principally consist of fuel, canal and port charges which are generally recognized as incurred. Demurrage income represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the spot market voyage charter. Demurrage income is measured in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage claims arise and is recognized on a pro rata basis over the length of the voyage to which it pertains. At June 30, 2014 and December 31, 2013, the Company has a reserve of approximately $2,493 and $2,093, respectively, against its due from charterers balance associated with freight and demurrage revenues.

          TIME CHARTERS.     Revenue from time charters is recognized on a straight-line basis over the term of the respective time charter agreement. Direct vessel operating expenses are recognized when incurred. Time charter agreements require that the vessels meet specified speed and bunker consumption standards. The Company believes that there may be unasserted claims relating to its time charters of $1,455 as of June 30, 2014 and December 31, 2013 for which the Company has reduced its amounts due from charterers to the extent that there are amounts due from charterers with asserted or unasserted claims or as an accrued expense to the extent the claims exceed amounts due from such charterers.

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        VESSELS, NET—Vessels, net is stated at cost, adjusted to fair value pursuant to fresh-start reporting, less accumulated depreciation. Vessels are depreciated on a straight-line basis over their estimated useful lives, determined to be 25 years from date of initial delivery from the shipyard. In addition, the Company estimates residual value of its vessels to be $265/LWT.

        Depreciation is based on cost, adjusted to fair value pursuant to fresh-start reporting, less the estimated residual scrap value. Depreciation expense of vessel assets for the six months ended June 30, 2014 and 2013 totaled $21,240 and $21,929, respectively. Undepreciated cost of any asset component being replaced is written off as a component of Loss on disposal of vessels and vessel equipment. Expenditures for routine maintenance and repairs are expensed as incurred. Leasehold improvements are depreciated over the shorter of the life of the assets (10 years) or the remaining term of the lease.

        CONSTRUCTION IN PROGRESS—Construction in progress represents the cost of acquiring contracts to build vessels, installments paid to shipyards, certain other payments made to third parties and interest costs incurred during the construction of vessels (until the vessel is substantially complete and ready for its intended use). During the six months ended June 30, 2014 and 2013, the Company capitalized interest expense associated with construction in progress of $2,391 and $0, respectively.

        OTHER FIXED ASSETS, NET—Other fixed assets, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

DESCRIPTION	USEFUL LIVES
Furniture and fixtures	10 years
Vessel and computer equipment	5 years

        REPLACEMENTS, RENEWALS AND BETTERMENTS—The Company capitalizes and depreciates the costs of significant replacements, renewals and betterments to its vessels over the shorter of the vessel's remaining useful life or the life of the renewal or betterment. The amount capitalized is based on management's judgment as to expenditures that extend a vessel's useful life or increase the operational efficiency of a vessel. Costs that are not capitalized are written off as a component of direct vessel operating expense during the period incurred. Expenditures for routine maintenance and repairs are expensed as incurred.

        GOODWILL—The Company follows the provisions of FASB ASC 350-20-35, Intangibles—Goodwill and Other. This statement requires that goodwill and intangible assets with indefinite lives be tested for impairment at least annually or when there is a triggering event and written down with a charge to operations when the carrying amount of the reporting unit that includes goodwill exceeds the estimated fair value of the reporting unit. If the carrying value of the goodwill exceeds the reporting unit's implied goodwill, such excess must be written off. Goodwill as of June 30, 2014 and December 31, 2013 was $29,230 and $30,479, respectively. It was determined that there was goodwill impairment of $1,249 (relating to one vessel sold in July 2014) and $0, respectively, during the six months ended June 30, 2014 and 2013.

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        IMPAIRMENT OF LONG-LIVED ASSETS—The Company follows FASB ASC 360-10-05, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the asset's carrying amount. In the evaluation of the future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. The Company estimates fair value primarily through the use of third-party valuations performed on an individual vessel basis. Various factors, including the use of trailing 10-year industry average for each vessel class to forecast future charter rates and vessel operating costs, are included in this analysis.

        The Company incurred an impairment loss during the six months ended June 30, 2014 totaling $6,300, which was related to one vessel sold in July 2014. The impairment loss was calculated as the difference between the vessel's carrying value and its net realizable value. It was also determined that there was no indicator of impairment for any vessel for the six months ended June 30, 2013.

        DEFERRED DRYDOCK COSTS, NET—Approximately every 30 to 60 months, the Company's vessels are required to be drydocked for major repairs and maintenance, which cannot be performed while the vessels are operating. The Company defers costs associated with the drydocks as they occur and amortizes these costs on a straight-line basis over the estimated period between drydocks. Amortization of drydock costs is included in depreciation and amortization in the condensed consolidated statements of operations. For the six months ended June 30, 2014 and 2013, amortization was $995 and $456, respectively. Accumulated amortization as of June 30, 2014 and December 31, 2013 was $2,259 and $1,315, respectively.

        The Company only includes in deferred drydocking costs those direct costs that are incurred as part of the drydocking to meet regulatory requirements, or are expenditures that add economic life to the vessel, increase the vessel's earnings capacity or improve the vessel's efficiency. Direct costs include shipyard costs as well as the costs of placing the vessel in the shipyard. Expenditures for normal maintenance and repairs, whether incurred as part of the drydocking or not, are expensed as incurred.

        DEFERRED FINANCING COSTS, NET—Deferred financing costs include origination fees and amendment fees paid to the banks associated with securing new loan facilities. These costs are amortized on a straight-line basis over the life of the related debt, which is included in interest expense. Amortization for the six months ended June 30, 2014 and 2013 was $355 and $95, respectively. Accumulated amortization as of June 30, 2014 and December 31, 2013 was $541 and $186, respectively.

        DEFERRED VOYAGE REVENUE—Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts will be recognized as income when earned in the appropriate future periods.

        COMPREHENSIVE LOSS—The Company follows FASB ASC 220, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income and its components in the financial statements. Comprehensive loss is comprised of net loss, foreign currency translation adjustments, and unrealized gains and losses related to the Company's interest rate swaps, if any, to the extent they qualify for hedge accounting treatment, net of reclassifications to earnings.

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        ACCOUNTING ESTIMATES—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On the Effective Date, the Company's assets and liabilities were adjusted to their fair values. Significant ongoing estimates include goodwill, vessel and drydock valuations and the valuation of amounts due from charterers. Actual results could differ from those estimates.

        CASH AND CASH EQUIVALENTS—Cash and cash equivalents include cash on deposit in overnight deposit accounts and investments in term deposits with maturities of three months or less at the time of purchase.

        LOSS PER SHARE—Basic loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

	Six months ended
	June 30, 2014		June 30, 2013
	Class A*	Class B	Class A*	Class B
Basic loss per share:
Numerator:
Allocation of loss applicable to common stock	$(10,519)	$(15,304)	$(50,934)	—
Denominator:
Weighted-average shares outstanding, basic	11,270,196	16,396,170	11,205,245	—

Basic loss per share	$(0.93)	$(0.93)	$(4.55)	—

Diluted loss per share:
Numerator:
Allocation of loss	$(10,519)	$(15,304)	$(50,934)	—
Reallocation of loss as a result of assumed conversion of Class B to Class A shares	(15,304)	—	—	—

Allocation of loss applicable to common stock	$(25,823)	$(15,304)	$(50,934)	—

Denominator:
Weighted-average shares outstanding used in basic computation	11,270,196	16,396,170	11,205,245	—
Add:
Conversion of Class B to Class A shares	16,396,170	—	—	—

Weighted-average shares outstanding, diluted	27,666,366	16,396,170	10,205,245	—

Diluted loss per share	$(0.93)	$(0.93)	$(4.55)	—

*
common shares were reclassified as Class A shares on December 12, 2013 on a one-to-one basis. Such reclassification has been retrospectively reflected herein. Options to purchase 343,662 and 386,620 shares of Class A stock were excluded from the above calculation for the six months ended June 30, 2014 and 2013, respectively, because the impact is anti-dilutive.

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        FAIR VALUE OF FINANCIAL INSTRUMENTS—With the exception of the Company's long-term debt (see Note 13), the estimated fair values of the Company's financial instruments approximate their individual carrying amounts as of June 30, 2014 and December 31, 2013 due to their short-term or variable-rate nature of the respective borrowings.

        DERIVATIVE FINANCIAL INSTRUMENTS—In addition to the interest rate swaps described below, which guard against the risk of rising interest rates which would increase interest expense on the Company's outstanding borrowings, the Company has been party to other derivative financial instruments to guard against the risks of (a) a weakening U.S. Dollar that would make future Euro-based expenditures more costly, (b) rising fuel costs which would increase future voyage expenses and (c) declines in future spot market rates which would reduce revenues on future voyages of vessels trading on the spot market. Except for its interest rate swaps described below, the Company's derivative financial instruments have not historically qualified for hedge accounting for accounting purposes, although the Company considered certain of these derivative financial instruments to be economic hedges against these risks. The Company records the fair value of its derivative financial instruments on its balance sheet as Derivative liabilities or assets, as applicable. Changes in fair value in the derivative financial instruments that do not qualify for hedge accounting, as well as payments made to, or received from counterparties, to periodically settle the derivative transactions, are recorded as an adjustment to Interest expense on the condensed consolidated statements of operations as applicable. See Notes 11, 12 and 13 for additional disclosures on the Company's financial instruments.

        INTEREST RATE RISK MANAGEMENT—The Company is exposed to interest rate risk through its variable rate credit facilities. Pay fixed, receive variable interest rate swaps are used to achieve a fixed rate of interest on the hedged portion of debt in order to increase the ability of the Company to forecast interest expense. Through November 16, 2011, these interest rate swaps qualified for hedge accounting treatment. Upon the filing of the voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the "Chapter 11 Cases") on November 17, 2011, these swaps became cancelable at the option of the counterparty and were de-designated from hedge accounting. The objective of these swaps is to protect the Company from changes in borrowing rates on the current and any replacement floating rate credit facility where LIBOR is consistently applied. Upon execution, the Company designates the hedges as cash flow hedges of benchmark interest rate risk under FASB ASC 815, Derivatives and Hedging, and establishes effectiveness testing and measurement processes. From November 17, 2011, changes in fair value of the interest rate swaps are recorded on the condensed consolidated statements of operations as a component of other income or expense. See Notes 11 and 12 for additional disclosures on the Company's interest rate swaps.

        CONCENTRATION OF CREDIT RISK—Financial instruments that potentially subject the Company to concentrations of credit risk are amounts due from charterers. With respect to accounts receivable, the Company limits its credit risk by performing ongoing credit evaluations and, when deemed necessary, requires letters of credit, guarantees or collateral. During the six months ended June 30, 2014 and 2013, the Company earned 16.3% and 14.8%, respectively, of its revenues from one customer; and the Company also earned 5.7% and 10.4%, respectively, of its revenues from another customer.

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Company maintains substantially all of its cash and cash equivalents with two financial institutions. None of the Company's cash balances are covered by insurance in the event of default by these financial institutions.

        FOREIGN EXCHANGE GAINS AND LOSSES—Gains and losses on transactions denominated in foreign currencies are recorded within the condensed consolidated statements of operations as components of general and administrative expenses or other expense depending on the nature of the transactions to which they relate. During the six months ended June 30, 2014 and 2013, transactions denominated in foreign currencies resulted in other expense (income) of $83 and ($10), respectively.

        TAXES—The Company is incorporated in the Republic of the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, the Company is not subject to Marshall Islands income tax. Additionally, pursuant to the U.S. Internal Revenue Code of 1986, as amended (the "Code"), the Company is exempt from U.S. income tax on its income attributable to the operation of vessels in international commerce. The Company is similarly exempt from state and local income taxation. Pursuant to various tax treaties, the Company's shipping operations are not subject to foreign income taxes. Therefore, no provision for income taxes is required. However, as a result of the change in ownership of the Company, on the Effective Date, the Company no longer qualifies for an exemption pursuant to Section 883 of the Code, making the Company subject to U.S. federal tax on its shipping income that is derived from U.S. sources retroactive to the beginning of 2012. As such, the Company has recorded gross transportation tax relating to such shipping income as a current liability on the condensed consolidated balance sheet. During the six months ended June 30, 2014 and 2013, the Company recorded gross transportation tax of $773 and $523, respectively, as a component of voyage expenses on its condensed statements of operations.

2. CASH FLOW INFORMATION

        The Company excluded from cash flows from investing and financing activities in the Condensed Consolidated Statements of Cash Flows items included in accounts payable and accrued expenses for the purchase of other fixed assets of $395 and $89 as of June 30, 2014 and December 31, 2013, respectively; and for unpaid fees related to the common stock offering (see Note 20) of $434 and $1,016, respectively, as of June 30, 2014 and December 31, 2013, respectively. Capitalized interest amounted to $2,391 for the six months ended June 30, 2014, out of which, $287 has not been paid out as of June 30, 2014 and is included in Accounts payable and accrued expenses in the condensed consolidated balance sheet.

3. GOODWILL

	Goodwill	Accumulated impairment losses	Net
Balance as of December 31, 2013	$119,505	$(89,026)	$30,479
Write-off related to vessel held for sale	(1,249)	—	(1,249)

Balance as of June 30, 2014	$118,256	$(89,026)	$29,230

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

3. GOODWILL (Continued)

        FASB ASC 350-20-35, Intangibles—Goodwill and Other, bases the accounting for goodwill on the units of the combined entity into which an acquired entity is integrated (those units are referred to as reporting units). A reporting unit is an operating segment as defined in FASB ASC 280, Disclosures about Segments of an Enterprise and Related Information, or one level below an operating segment. The Company considers each vessel to be an operating segment and a reporting unit. Accordingly, goodwill relating to the Company's emergence from Chapter 11 on May 17, 2012 was allocated to the 29 vessel/reporting units based on their proportional fair value as of that date.

        FASB ASC 350-20-35 provides guidance for impairment testing of goodwill, which is not amortized. Other than goodwill, the Company does not have any other intangible assets that are not amortized. Goodwill is tested for impairment using a two-step process that begins with an estimation of the fair value of the Company's reporting units. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any. The first step involves a comparison of the estimated fair value of a reporting unit with its carrying amount. If the estimated fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is considered unimpaired. Conversely, if the carrying amount of the reporting unit exceeds its estimated fair value, the second step is performed to measure the amount of impairment, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by allocating the estimated fair value of the reporting unit to the estimated fair value of its existing assets and liabilities in a manner similar to a purchase price allocation. The unallocated portion of the estimated fair value of the reporting unit is the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying amount, an impairment loss, equivalent to the difference, is recorded as a reduction of goodwill and a charge to operating expense.

        In the Company's annual assessments of goodwill for impairment, the Company estimated the fair value of the reporting units to which goodwill has been allocated over their remaining useful lives. For this purpose, over their remaining useful lives, the Company uses the trailing 10-year industry average rates for each vessel class recognizing that the transportation of crude oil and petroleum products is cyclical in nature and is subject to wide fluctuation in rates, and management believes the use of a 10-year average is the best measure of future rates over the remaining useful life of the Company's fleet. Also for this purpose, the Company uses a utilization rate based on the Company's historic average.

        The Company expects to incur the following costs over the remaining useful lives of the vessels in the Company's fleet:

  •
  Vessel operating costs based on historic costs adjusted for inflation,

  •
  Drydocking costs based on historic costs adjusted for inflation, and

  •
  General and administrative costs based on budgeted costs adjusted for inflation.

        The more significant factors which could impact management's assumptions regarding voyage revenues, drydocking costs and general and administrative expenses include, without limitation: (a) loss or reduction in business from the Company's significant customers; (b) changes in demand; (c) material declines in rates in the tanker market; (d) changes in production of or demand for oil and petroleum

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

3. GOODWILL (Continued)

products, generally or in particular regions; (e) greater than anticipated levels of tanker new building orders or lower than anticipated rates of tanker scrapping; (f) changes in rules and regulations applicable to the tanker industry, including, without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries; (g) actions taken by regulatory authorities; and (h) increases in costs including without limitation: crew wages, insurance, provisions, repairs and maintenance.

        Goodwill associated with one Suezmax vessel, which was sold in July 2014, of $1,249 was written-off during the six months ended June 30, 2014.

4. DISPOSAL OF VESSEL AND VESSEL EQUIPMENT

        During the six months ended June 30, 2014, the Company recorded a loss on disposal of vessel and vessel equipment of $1,735, of which $1,197 related to the disposal of vessel equipment and $538 related to the sale of a vessel for proceeds of $6,438. During the six months ended June 30, 2013, the Company incurred losses of $687 related to the disposal of vessel equipment.

        Losses on disposal of vessel of $538 include the cost of fuel consumed to deliver the vessel to its point of sale, as well as legal costs and commissions. The loss on disposal of vessel equipment relates to replacement of steel and vessel equipment.

5. VESSEL HELD FOR SALE AND VESSEL IMPAIRMENT

        As of June 30, 2014, the Company classified one vessel as held for sale, as the sale had been approved and marketed at that time. The vessel was subsequently sold during July 2014. This vessel was written down to its fair value, less cost to sell, as determined by the contract to sell this vessel which was finalized in June 2014, and was reclassified on the condensed consolidated balance sheet to current assets. In addition, unamortized drydock costs of $2.5 million and undepreciated vessel equipment of $0.1 million relating to the vessel were also written off.

6. CONSTRUCTION IN PROGRESS

        Construction in progress consists of the following:

	June 30, 2014	December 31, 2013
SPV Stock Purchase	$162,683	$—
Installment payments	66,220	—
Capitalized interest expense	2,391	—
Drawing approval and site supervision fee	420	—
Others (Initial agent fee, etc.)	90	—

Total	$231,804	$—

        In March 2014, VLCC Acquisition I Corporation ("VLCC Corp."), a wholly-owned subsidiary of the Company, entered into an agreement with Scorpio Tankers Inc. ("Scorpio") and seven of its wholly-owned subsidiaries ("Shipbuilding SPVs") for VLCC Corp. to purchase the outstanding common stock

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

6. CONSTRUCTION IN PROGRESS (Continued)

of the Shipbuilding SPVs for an aggregate price of approximately $162,683 (the "SPV Stock Purchase"), including aggregate yard payments previously paid of $89,883.

        In December 2013, each of the Shipbuilding SPVs entered into a shipbuilding contract (collectively, the "Shipbuilding Contracts") with either Daewoo Shipbuilding & Marine Engineering Co., Ltd. or with Hyundai Samho Heavy Industries Co., Ltd. (collectively, the "Ship Builders") for the construction and purchase of a 300,000 DWT Crude Oil Tanker (collectively, the "VLCC Newbuildings"). As a result of the acquisition by VLCC Corp. of the Shipbuilding SPVs, the Company acquired indirect ownership of the Shipbuilding Contracts. Under the terms of the Shipbuilding Contracts, the VLCC Newbuildings are scheduled to be delivered during the period from on or before August 2015 through August 2016. The aggregate remaining installment payments under the Shipbuilding Contracts are $506,098 as of June 30, 2014. The Company expects to finance the remaining installment payments using the senior secured bank debt or a combination of such senior secured bank debt and the approximately remaining $58,000 proceeds of the Senior Notes described below (see Note 11). However, there is no assurance that the Company will be able to obtain any additional financing.

        In December 2013, in connection with the entry by the Shipbuilding SPVs into the Shipbuilding Contracts, Scorpio agreed to guarantee (the "Scorpio Guarantees") the performance of each of the Shipbuilding SPVs under the Shipbuilding Contracts for the benefit of the Ship Builders. In March 2014, in connection with the SPV Stock Purchase, VLCC Corp. and Scorpio entered into an agreement pursuant to which VLCC Corp., among other things, agreed to indemnify Scorpio to the extent that Scorpio is required to perform its obligations under the Scorpio Guarantees.

        In March 2014, the Shipbuilding SPVs collectively entered into an agreement for the Appointment of a Buyer's representative with Scorpio Ship Management S.A.M. ("SSM") to appoint SSM as their agent to review and approve drawings and documents and equipment proposals relating to the construction of the VLCC Newbuildings (the "Initial agent fee"). The agreement provides for SSM to be reimbursed for these services at the rate of $10 per week for an initial period of six weeks from the date of the agreement, subsequently extended by agreement to eight weeks.

        In May 2014, each of the Shipbuilding SPVs entered into a Project Consultation and Site Building Supervision Agreement with SSM to appoint SSM as their project manager to supervise and inspect the construction of each of the VLCC Newbuildings. The agreement provides for SSM a site supervision fee totaling $600 in respect of each of the VLCC Newbuildings to be constructed by Daewoo Shipbuilding & Marine Engineering Co., Ltd., a site supervision fee totaling $550 in respect of each of the VLCC Newbuildings to be constructed by Hyundai Samho Heavy Industries Co., Ltd., and for each of the VLCC Newbuildings, a drawing and plans approval fee of $20, payable in each case by the relevant Shipbuilding SPVs.

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

7. CASH AND CASH EQUIVALENTS

        Cash and cash equivalents consist of the following:

	June 30, 2014	December 31, 2013
Cash	$182,550	$97,627
Cash equivalents	—	80

Total	$182,550	$97,707

        Cash equivalents refer to investments in term deposits.

8. PREPAID EXPENSES AND OTHER CURRENT ASSETS

        Prepaid expenses and other current assets consist of the following:

	June 30, 2014	December 31, 2013
Bunkers and lubricants	$33,528	$37,394
Insurance claims receivable	3,240	3,180
Prepaid insurance	2,378	2,112
Other	5,031	8,127

Total	$44,177	$50,813

        Insurance claims receivable consist substantially of payments made by the Company for repairs of vessels that the Company expects, pursuant to the terms of the insurance agreements, to recover from the carrier within one year, net of deductibles which have been expensed. As of June 30, 2014 and December 31, 2013, the portion of insurance claims receivable not expected to be collected within one year of $2,961 and $2,995, respectively, is included in Other assets on the condensed consolidated balance sheets.

9. OTHER FIXED ASSETS

        Other fixed assets consist of the following:

	June 30, 2014	December 31, 2013
Other fixed assets:
Furniture, fixtures and equipment	$1,075	$1,110
Vessel equipment	3,000	2,367
Computer equipment	173	170
Other	71	71

Total cost	4,319	3,718
Less: accumulated depreciation	1,373	1,007

Total	$2,946	$2,711

        Depreciation of Other fixed assets for the six months ended June 30, 2014 and 2013 was $441 and $332, respectively.

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

10. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

        Accounts payable and accrued expenses consist of the following:

	June 30, 2014	December 31, 2013
Accounts payable	$41,533	$59,901
Accrued operating expenses	19,484	17,785
Accrued administrative expenses	1,561	1,221
Accrued interest	79	601

Total	$62,657	$79,508

11. LONG-TERM DEBT

        Long-term debt consists of the following:

	June 30, 2014	December 31, 2013
$508M Credit Facility	$429,680	$436,051
$273M Credit Facility	241,581	241,581
Senior Notes	126,941	—

Long-term debt	798,202	677,632
Less: current portion of long-term debt	—	—

Long-term debt	$798,202	$677,632

SENIOR SECURED CREDIT FACILITIES

        The Third Amended and Restated Credit Agreement, dated as of May 17, 2012 (the "$508M Credit Facility"), among the Company, as parent, General Maritime Subsidiary II Corporation ("GMR Sub II Corp."), as borrower, Arlington Tankers Ltd. ("Arlington") and General Maritime Subsidiary Corporation ("GMR Sub Corp."), each as a guarantor, certain other subsidiaries of the Company, the lenders party thereto from time to time, and Nordea Bank Finland PLC, New York Branch and the Second Amended and Restated Credit Agreement, dated as of May 17, 2012 (the "$273M Credit Facility"), among the Company, as parent, GMR Sub Corp., as borrower, Arlington and GMR Sub II Corp., each as a guarantor, and certain other Subsidiaries of the Company, the lenders party thereto from time to time, and Nordea Bank Finland PLC, New York (collectively, "Senior Secured Credit Facilities") mature on May 17, 2017.

        The $508M Credit Facility bears interest at a rate per annum based on LIBOR plus a margin of 4% per annum. The $508M Credit Facility is secured on a first lien basis by a pledge by the Company of substantially all of its assets (other than its interests in its wholly-owned subsidiary VLCC Corp. and its subsidiaries and Unique Tankers, LLC and related assets), including its interest in GMR Sub Corp. and Arlington, a pledge by such subsidiaries of their interest in the vessel-owning subsidiaries that they own and a pledge by such vessel-owning subsidiaries of substantially all their assets, and on a second lien basis by a pledge by the Company of its interest in GMR Sub II Corp., a pledge by such subsidiary

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

11. LONG-TERM DEBT (Continued)

of its interest in the vessel-owning subsidiaries that it owns and a pledge by such vessel-owning subsidiaries of substantially all of their assets, and is guaranteed by the Company and subsidiaries of the Company (other than GMR Sub Corp.) that guarantee its other existing credit facilities.

        The $273M Credit Facility bears interest at a rate per annum based on LIBOR plus a margin of 4% per annum. The $273M Credit Facility is secured on a first lien basis by a pledge by the Company of substantially all of its assets (other than its interests in its wholly-owned subsidiary VLCC Corp. and its subsidiaries and Unique Tankers, LLC and related assets), including its interest in GMR Sub II Corp., a pledge by such subsidiary of its interest in the vessel-owning subsidiaries that it owns and a pledge by such vessel-owning subsidiaries of substantially all of their assets, and on a second lien basis by a pledge by the Company of its interest in GMR Sub Corp. and Arlington, a pledge by such subsidiaries of their interest in the vessel-owning subsidiaries that they own and a pledge by such vessel-owning subsidiaries of substantially all their assets, and is guaranteed by the Company and subsidiaries of the Company (other than GMR Sub II Corp.) that guarantee its other existing credit facilities.

        As of June 30, 2014 and December 31, 2013, the Company had an outstanding letter of credit of $658. This letter of credit is secured by cash placed in a restricted account amounting to $659 as of June 30, 2014 and December 31, 2013.

        The Company is required to comply with various collateral maintenance and financial covenants under the Senior Secured Credit Facilities, including with respect to the Company's minimum cash balance and an interest expense coverage ratio covenant. The Senior Secured Credit Facilities also require the Company to comply with a number of customary covenants, including covenants related to the delivery of quarterly and annual financial statements, budgets and annual projections; maintaining required insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of the collateral vessels; restrictions on consolidations, mergers or sales of assets; limitations on liens; limitations on issuance of certain equity interests; limitations on transactions with affiliates; sale of certain vessels within specified time frames; and other customary covenants.

        The Senior secured credit facilities include customary events of default and remedies for facilities of this nature. If the Company does not comply with its various financial and other covenants under the Senior Secured Credit Facilities, the lenders may, subject to various customary cure rights, require the immediate payment of all amounts outstanding under the Senior Secured Credit Facilities.

        Pursuant to the amendments to the Senior Secured Credit Facilities in 2012, 2013, and 2014, certain covenants under both facilities were modified to reflect the following terms as of June 30, 2014:

        Amortization Table—The $508M Credit Facility's amortization table's earliest payment date is March 31, 2016 and the $273M Credit Facility's amortization table's earliest payment date is June 30, 2016.

        Excess Liquidity—If at any time the Company's total leverage ratio is greater than 0.60:1.00, the Company shall make prepayments in an amount equal to the Company's excess liquidity. The definition of excess liquidity excludes, among other things, amounts raised from future issuances of equity.

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

11. LONG-TERM DEBT (Continued)

        Affirmative and Negative Covenants—In addition to the covenants described above, the Company is also obligated to cause certain subsidiaries that own specified vessels to dispose of such vessels on or before August 31, 2014 and apply the net cash proceeds of such dispositions as required by the mandatory prepayment provisions of the Senior Secured Credit Facilities. Exceptions to certain negative covenants, specifically the indebtedness, liens, capital expenditures and investments covenants, permit the Company and its subsidiaries to acquire new vessels, and to incur debt and grant liens in connection therewith, subject to satisfaction of certain financial covenants and other conditions.

        Collateral Maintenance—The collateral maintenance tests require the aggregate fair market value of the collateral vessels under the Senior Secured Credit Facilities to be at least 110% of the aggregate principal amount of outstanding loans under the Senior Secured Credit Facilities, and increase over time to 120%.

        Minimum Cash—The minimum cash balance covenant requires a minimum cash balance level of $10,000 on December 13, 2013 to and including December 31, 2014, $15,000 on January 1, 2015 to and including December 31, 2015 and $20,000 at any time after January 1, 2016.

        Interest Expense Coverage Ratio—The date on which the interest expense coverage ratio becomes effective is March 31, 2016. The minimum ratio commences with a 1.00:1.00 ratio and increases over time to a 2.00:1.00 ratio on the maturity date.

        A repayment schedule of outstanding Senior Secured Credit Facilities at June 30, 2014 is as follows:

YEAR ENDING DECEMBER 31,	$508M Credit Facility	$273M Credit Facility	TOTAL
2016	$59,913	$17,015	$76,928
2017	369,767	224,566	594,333

	$429,680	$241,581	$671,261

        As of June 30, 2014, $429,680 and $241,581 of the $508M Credit Facility and the $273M Credit Facility, respectively, were outstanding. As of December 31, 2013, $436,051 and $241,581 of the $508M Credit Facility and the $273M Credit Facility, respectively, were outstanding. These facilities are fully drawn and, at June 30, 2014 and December 31, 2013, there is no availability for additional borrowings. For the six months ended June 30, 2014 and 2013, interest expense incurred under the Senior Secured Credit Facilities amounted to $14,339 and $16,926, respectively.

NOTE AND GUARANTEE AGREEMENT

        On March 28, 2014, the Company and VLCC Corp. entered into a Note and Guarantee Agreement (the "Note and Guarantee Agreement") with affiliates of BlueMountain Capital Management, LLC (collectively the "Note Purchasers"). Pursuant to the Note and Guarantee Agreement, the Company issued senior unsecured notes due 2020 on May 13, 2014 in the aggregate principal amount of $131,600 (the "Senior Notes") to the Note Purchasers for proceeds to the Company of $125,020 (before fees and expenses), after giving effect to the original issue discount provided for in the Note and Guarantee Agreement. Interest on the Senior Notes accrues at the rate

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

11. LONG-TERM DEBT (Continued)

of 11.0% per annum, except that if the Company at any time irrevocably elects to pay interest in cash for the remainder of the life of the Senior Notes, interest on the Senior Notes will thereafter accrue at the rate of 10.0% per annum. The Senior Notes, which are unsecured, are guaranteed by VLCC Corp. and its subsidiaries. The Note and Guarantee Agreement provides that all proceeds of the Senior Notes shall be used to pay transaction costs and expenses and the remaining consideration payable in connection with the Shipbuilding Contracts (see Note 6).

        The Note and Guarantee Agreement requires the Company to comply with a number of customary covenants, including covenants related to the delivery of quarterly and annual financial statements, budgets and annual projections; maintaining properties and required insurances; compliance with laws (including environmental); compliance with ERISA; performance of obligations under the terms of each mortgage, indenture, security agreement and other debt instrument by which it is bound; payment of taxes; restrictions on consolidations, mergers or sales of assets; limitations on liens; limitations on issuance of certain equity interests and other restricted payments; limitations on additional indebtedness; limitations on transactions with affiliates; and other customary covenants. Although only certain covenants in the Senior Secured Credit Facilities restrict VLCC Corp. and its subsidiaries, all the covenants in the Note and Guarantee Agreement do restrict VLCC Corp. and its subsidiaries. To the extent these covenants in the Note and Guarantee Agreement restrict the Company and its subsidiaries party to the Senior Secured Credit Facilities, the covenants (other than those covenants relating to limitations on additional indebtedness, limitations on liens and limitations on restricted payments) are not materially more restrictive than those contained in the Senior Secured Credit Facilities.

        The Note and Guarantee Agreement includes customary events of default and remedies for facilities of this nature. If the Company does not comply with various covenants under the Note and Guarantee Agreement, the Note Purchasers may, subject to various customary cure rights, declare the unpaid principal amounts of the Senior Notes plus any accrued and unpaid interest and any make-whole amounts, as applicable, immediately due and payable.

        Concurrent with the issuance of the Senior Notes, the Company entered into an Amendment No. 1 and Consent ("Amendment No. 1 to Note and Guarantee Agreement"), by and among the parties to the Note and Guarantee Agreement. Amendment No. 1 to Note and Guarantee Agreement included certain technical and conforming amendments to the Note and Guarantee Agreement, such as amendments with respect to the list of subsidiary guarantors and related revisions to certain definitions, representations and warranties and affirmative covenants.

        As of June 30, 2014, the discount on the Senior Notes was $6,563, which the Company amortizes as additional interest expense until March 28, 2020. Interest expense, including amortization of the discount, amounted to $1,921 and $0 during the six months ended June 30, 2014 and 2013, respectively.

OAKTREE NOTE

        On April 11, 2013, the Company, GMR Sub Corp. and GMR Sub II Corp., each as a borrower, entered into a revolving promissory note (the "Oaktree Note") in the principal amount of $9,342 in favor of OCM Marine Holdings TP, L.P. ("OCM Marine Holdings"), as initial lender. The Oaktree Note, which was unsecured, was guaranteed by Arlington. The Oaktree Note was to mature on

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

11. LONG-TERM DEBT (Continued)

April 11, 2014 and bore interest at a rate of 12% per annum. Interest expense recognized relative to the Oaktree Note was $153 for the six months ended June 30, 2013.

        On June 11, 2013, the Company fully repaid the Oaktree Note with the proceeds from the Wells Fargo Credit Facility, described below.

WELLS FARGO CREDIT FACILITY

        On June 11, 2013, the Company entered into a credit agreement with and delivered a promissory note to Wells Fargo Bank, National Association providing for a revolving line of credit in the principal amount of up to $9,341 (the "Wells Fargo Credit Facility") for working capital and general corporate purposes. On June 11, 2013, the Company borrowed $9,342 under the Wells Fargo Credit Facility and used the proceeds to repay in full the Oaktree Note. The Wells Fargo Credit Facility, which is unsecured, is guaranteed severally (and not jointly), on a specified pro rata basis, by Oaktree Principal Fund V, L.P., Oaktree Principal Fund V (Parallel), L.P., Oaktree FF Investment Fund, L.P.—Class A, and OCM Asia Principal Opportunities Fund, L.P.. The Wells Fargo Credit Facility bears interest, at the Company's option, at either a fluctuating rate equal to Wells Fargo's Prime Rate or LIBOR plus a margin of 2.5% per annum. Interest expense recognized relative to the Wells Fargo Credit Facility was $14 for the six months ended June 30, 2013.

        On December 16, 2013, the Company fully repaid the Wells Fargo Credit Facility with the proceeds from the issuance of Class B Common Stock.

INTEREST RATE SWAP AGREEMENT

        Prior to December 31, 2013, the Company was party to one interest rate swap agreement to manage interest costs and the risk associated with changing interest rates. The notional principal amount of this swap was $75,000, the details of which are as follows:

Notional Amount	Expiration Date	Fixed Interest Rate	Floating Interest Rate	Counterparty
$75,000	12/31/2013	2.975%	3 mo. LIBOR	Nordea

        The changes in the notional principal amounts of the swaps during the six months ended June 30, 2014 and 2013 are as follows:

	For the Six Months Ended June 30,
	2014	2013
Notional principal amount, beginning of period	$—	$75,000
Additions	—	—
Terminations	—	—
Expirations	—	—

Notional principal amount, end of the period	$—	$75,000

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

11. LONG-TERM DEBT (Continued)

        The filing of the Chapter 11 Cases constituted a termination event under the interest rate swap agreements, making them cancelable at the option of the counterparties. As a result of the Chapter 11 Cases, the Company de-designated all of its interest rate swaps from hedge accounting as of November 17, 2011. Once de-designated, changes in fair value of the swaps are recorded on the statements of operations and amounts included in accumulated OCI are amortized to interest expense over the original term of the hedging relationship.

        The Company's 19 vessels which collateralize the $508M Credit Facility also served as collateral for the interest rate swap agreement with Nordea, subordinated to the outstanding borrowings and outstanding letters of credit under the $508M Credit Facility.

        Interest expense pertaining to interest rate swaps for the six months ended June 30, 2014 and 2013 was $0 and $56, respectively.

12. DERIVATIVE FINANCIAL INSTRUMENTS

        The effect of derivative instruments on the condensed consolidated statements of operations is as follows:

		Amount of Gain Recognized in Income on Derivative
		For the Six Months Ended June 30,
Derivatives Not Designated as Hedging Instruments under FASB ASC 815	Location of Gain Recognized in Income on Derivative
		2014	2013
Interest rate contracts	Interest expense	$—	$954

Total		$—	$954

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

        The estimated fair values of the Company's financial instruments are as follows:

	June 30, 2014		December 31, 2013
	Carrying Value	Fair Value	Carrying Value	Fair Value
Restricted cash	$659	$659	$659	$659
Long-term debt	798,202	798,202	677,632	677,632

        The fair value of the Company's long-term debt as of June 30, 2014 was deemed to approximate the carrying value as the loan agreements have recently been amended in 2014. The fair value of the Company's long-term debt as of December 31, 2013 was deemed to approximate the fair value of similar long-term debt having the terms agreed to on December 12, 2013 when these loans were amended.

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

13. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The carrying amounts of the Company's other financial instruments at June 30, 2014 and December 31, 2013 (principally cash and cash equivalent, restricted cash, amounts due from charterers, prepaid expenses, accounts payable and accrued expenses) approximate fair values because of the relative short maturity of those instruments.

        The fair value of the Vessel held for sale (see Note 5) was determined based on the selling price, net of estimated costs to sell, of such asset based on the contract of sale finalized within a short period of time of its classification as held for sale, and measured on a nonrecurring basis. Because sales of vessels occur infrequently, and as the sale of such asset was being negotiated around period end, the selling price is considered to be a Level 2 item. The fair value of Goodwill can be measured only as a residual and cannot be measured directly, and is measured on a nonrecurring basis. The Company employs a methodology used to determine an amount that achieves a reasonable estimate of the value of goodwill for purposes of measuring an impairment loss. That estimate, referred to as implied fair value of goodwill, is a Level 3 measurement. No such measurement on Goodwill impairment was deemed necessary as of June 30, 2014 and December 31, 2013 (see Note 3).

        The following table summarizes the valuation of the Company's financial instruments by the above FASB ASC 820-10 pricing levels as of the valuation dates listed:

	June 30, 2014			December 31, 2013
	Significant Other Observable Inputs (Level 2)	Significant Other Observable Inputs (Level 3)	Total	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Restricted cash	$659	$—	$659	$659	$—	$659
Long-Term debt	798,202	—	798,202	677,632	—	677,632

14. REVENUE FROM TIME CHARTERS AND SPOT VOYAGES

        Total revenue earned on time charters for the six months ended June 30, 2014 and 2013 was $4,164 and $13,734, respectively; while the total revenue earned on spot voyages for the six months ended June 30, 2014 and 2013 was $202,443 and $148,106, respectively. Future minimum rental receipts, excluding any additional revenue relating to profit sharing arrangements under certain time charters and time charters associated with vessels subject to performance claims, based on vessels committed to non-cancelable time charter contracts and excluding any periods for which a charterer has an option to extend the contracts as of June 30, 2014 are $6,615 and $3,950 during the second half of 2014 and 2015, respectively.

15. VESSEL POOL ARRANGEMENTS

2011 VLCC Pool

        During the second quarter of 2011, the Company agreed to enter five of its VLCCs into a commercial pool of VLCCs (the "2011 VLCC Pool") managed by a third-party company ("2011 VLCC Pool Operator").

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

15. VESSEL POOL ARRANGEMENTS (Continued)

        Through March 31, 2012, the Genmar Vision, the Genmar Ulysses, the Genmar Zeus, the Genmar Hercules and the Genmar Victory were delivered into the 2011 VLCC Pool.

        The subsidiaries of the Company which own the Genmar Poseidon and the Genmar Atlas entered into time charters with a subsidiary company of the 2011 VLCC Pool Operator which in turn delivered those vessels into the 2011 VLCC Pool in July 2011. These two time charters were at market related rates, subject to a floor of $15,000 per day and a 50% profit share above $30,000 per day. The Genmar Atlas time charter and the Genmar Poseidon time charter was terminated and the vessel was removed from the 2011 VLCC Pool in October 2012 and June 2013, respectively.

        As each vessel entered the 2011 VLCC Pool, it was required to fund a working capital reserve of $2,000 per vessel, which was increased to $2,500 per vessel during the fourth quarter of 2012. This reserve was being accumulated over an eight-month period via $250 per month being withheld from distributions of revenues earned. The 2011 VLCC Pool Operator is responsible for the working capital reserve for the two vessels it charters. For the five vessels delivered directly into the 2011 VLCC Pool by December 31, 2012, there is a working capital reserve of $1,900 and $4,400 as of June 30, 2014 and December 31, 2013, respectively, which is recorded on the condensed consolidated balance sheet as Other assets. All these five vessels left the 2011 VLCC Pool by the end of May 2013 while the Company continues to own and operate these vessels. During the six months ended June 30, 2014 and 2013, these five vessels earned time charter revenue of $0 and $6,111, respectively, and have receivables from the 2011 VLCC Pool, including the working capital reserve, amounting to $2,660 and $3,812 as of June 30, 2014 and December 31, 2013, respectively, for undistributed earnings and bunkers onboard the vessels when they entered into the 2011 VLCC Pool and certain other advances made by the Company on behalf of the vessels in the 2011 VLCC Pool.

        See Note 22—Commitments and Contingencies for discussion regarding a dispute on balance due from the 2011 VLCC Pool.

Unique Tankers Pool

        On November 29, 2012, Unique Tankers LLC, a wholly-owned subsidiary of the Company ("Unique Tankers"), entered into an Agency Agreement (the "Unique Agency Agreement") with Unipec UK Company Limited ("Unipec") for purposes of establishing and operating a pool of tanker vessels (the "Unique Pool") to be employed in the worldwide carriage or storage of crude oil, fuel oil or other products. Pursuant to the Unique Agency Agreement, Unique Tankers is jointly managed by General Maritime Management LLC, a wholly-owned subsidiary of the Company ("GMM"), and Unipec through a pool committee (the "Unique Pool Committee"). The Unique Agency Agreement continues in full force and effect until terminated by either party.

        Unique Tankers charters in tanker vessels ("Unique Pool Vessels") under time charters providing vessel owners with a market-based rate along with additional hire based on pool weightings assigned to the vessels. In turn, Unique Tankers deploys Unique Pool Vessels as disponent owner to its customers.

        Subject to the direction of the Unique Pool Committee, GMM acts as Unique Pool manager, providing administrative services to Unique Tankers. GMM also oversees, monitors and assists with, as requested, commercial management of the Unique Pool Vessels. GMM is entitled to receive a fixed fee per day for each Unique Pool Vessel not owned by the Company for such services. For the six months

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

15. VESSEL POOL ARRANGEMENTS (Continued)

ended June 30, 2014 and 2013, all of the Unique Pool Vessels were owned by the Company. Pursuant to the Unique Agency Agreement, Unipec has acted as the exclusive commercial manager of the Unique Pool Vessels, and as compensation is to receive a certain percentage of the gross voyage revenues obtained by each Unique Pool Vessel (the "Unique Agency Fee"). For the six months ended June 30, 2014 and 2013, the Unique Agency Fee amounted to $404 and $169, respectively, and is included in the Voyage Expenses on the condensed consolidated statements of operations.

        Unipec has agreed that it will not manage other vessels without giving Unique Tankers a right of first refusal and will manage Unique Pool Vessels on terms at least as favorable as those for any other vessels managed by Unipec.

        Under an exclusivity side letter, the Company has agreed not to establish or operate Suezmax or VLCC crude oil tankers on the spot market without the prior approval of Unipec during the term of the Unique Agency Agreement. Also, under an option side letter, GMM has granted Unipec an option to purchase Unique Tankers for a fixed price, which option is exercisable during the term of the Unique Agency Agreement.

        As of June 30, 2014 and December 31, 2013, 17 and 18, respectively, of the Company's vessels have entered the Unique Pool. For the six months ended June 30, 2014 and 2013, voyage revenue associated with the Unique Pool of $157,280 and $86,505, respectively, are included in the condensed consolidated statements of operations.

16. LEASE COMMITMENTS

        In December 2004, the Company entered into a 15-year lease for office space in New York, New York. The monthly rental is as follows: Free rent from December 1, 2004 to September 30, 2005, $110 per month from October 1, 2005 to September 30, 2010, $119 per month from October 1, 2010 to September 30, 2015, and $128 per month from October 1, 2015 to September 30, 2020. The monthly straight-line rental expense is $145, including amortization of the lease asset recorded on May 17, 2012 associated with fresh-start accounting, for the period from May 18, 2012 to December 31, 2020. During the six months ended June 30, 2014 and 2013, the Company recorded $1,038 and $1,027, respectively, of expense associated with this lease.

        Future minimum rental payments on this lease for the next five years are as follows: 2014—$713, 2015—$1,454, 2016—$1,536, 2017—$1,536, 2018—$1,536, and thereafter—$2,688.

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

17. REORGANIZATION ITEMS, NET

        Reorganization items, net represent amounts incurred and recovered subsequent to the bankruptcy filing as a direct result of the filing of the Chapter 11 Cases and are comprised of the following:

	For the Six Months Ended June 30
	2014	2013
Trustee fees incurred	$(18)	$(7)
Professional fees incurred / (reversal)	(50)	58
Bareboat charters	—	(28)
Write-off pre-bankruptcy liabilities	—	438

	$(68)	$461

18. CLOSING OF PORTUGAL OFFICE

        The Company announced the closing of its Portugal office to its employee on April 29, 2014. Management estimates that the total charges associated with the closing, including severance of $4,900, will be approximately $6,700. The Company outsources the management of the vessels that have been managed by the Portugal office to a third-party ship manager with its principal office in Mumbai, India. Management commenced the change of management of the vessels in May 2014, which is expected to be completed by October 2014.

        For the six months ended June 30, 2014, costs incurred associated with the closing of Portugal office amounted to $4,221 (including the estimated severance costs of $4,122) and are included in Closing of Portugal office on the condensed consolidated statement of operations. As of June 30, 2014, a balance of $4,017 remains outstanding and is included in Accounts payable and accrued expenses on the condensed consolidated balance sheet.

Closing of Portugal Office
Balance as of January 1, 2014	$—
Expenses accrued	4,221
Amount paid	(204)

Balance as of June 30, 2014	$4,017

19. RELATED PARTY TRANSACTIONS

        The following are related party transactions not disclosed elsewhere in these financial statements:

        During the six months ended June 30, 2014 and 2013, the Company incurred office expenses totaling $6 and $3, respectively, on behalf of P C Georgiopoulos & Co. LLC, an investment management company controlled by Peter C. Georgiopoulos, the Chairman of the Company's Board. As of June 30, 2014 and December 31, 2013, a balance due from P C Georgiopoulos & Co., LLC of $8 and $3, respectively, remains outstanding.

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

19. RELATED PARTY TRANSACTIONS (Continued)

        During the six months ended June 30, 2014 and 2013, the Company incurred fees for legal services aggregating $45 and $0, respectively, due to the father of Peter C. Georgiopoulos. As of June 30, 2014 and December 31, 2013, a balance due to the father of Peter C. Georgiopoulos of $4 and $0, respectively, remains outstanding.

        During the six months ended June 30, 2014 and 2013, the Company incurred certain entertainment and travel costs totaling $49 and $55, respectively, on behalf of Genco Shipping & Trading Limited ("Genco"), an owner and operator of dry bulk vessels. Peter C. Georgiopoulos is chairman of Genco's board of directors. As of June 30, 2014 and December 31, 2013, a balance due from Genco of $22 and $51, respectively, remains outstanding.

        During the six months ended June 30, 2014 and 2013, Genco made available certain of its employees who performed internal audit services for the Company for which the Company was invoiced $72 and $70, respectively, based on actual time spent by the employees. As of June 30, 2014 and December 31, 2013, a balance of $37 and $35, respectively, remains outstanding.

        During the six months ended June 30, 2014 and 2013, Aegean Marine Petroleum Network, Inc. ("Aegean") supplied bunkers and lubricating oils to the Company's vessels aggregating $5,706 and $4,496, respectively. As of June 30, 2014 and December 31, 2013, a balance of $370 and $443, respectively, remains outstanding. Peter Georgiopoulos is the chairman of Aegean's board of directors, John Tavlarios is a member of the Company's Board and the president and CEO of the Company and is on the board of directors of Aegean. In addition, the Company provided office space to Aegean and Aegean incurred rent and other expenses in its New York office during the six months ended June 30, 2014 and 2013 for $103 and $15, respectively. As of June 30, 2014 and December 31, 2013, a balance of $18 and $3, respectively, remains outstanding.

        During 2013, the Company assigned certain payments associated with bunker supply contracts with third-party vendors to Oaktree Principal Bunker Holdings Ltd., managed by Oaktree Capital Management, L.P. Three board members of the Company are associated with or employed by Oaktree Capital Management, L.P. The fees payable to Oaktree Principal Bunker Holdings Ltd. for this assignment amounted to $1,842 and $0 for the six months ended June 30, 2014 and 2013, respectively, and this amount is included in Voyage expenses on the condensed consolidated statement of operations. As of June 30, 2014 and December 31, 2013, a balance of $1,808 and $1,222, respectively, remains outstanding, and is included in Accounts payable and accrued expenses on condensed consolidated balance sheets.

        Amounts due from the related parties described above as of June 30, 2014 and December 31, 2013 are included in Prepaid expenses and other current assets on the condensed consolidated balance sheets; amounts due to the related parties described above as of June 30, 2014 and December 31, 2013 are included in Accounts payable and accrued expenses on the condensed consolidated balance sheets.

20. COMMON STOCK ISSUANCES

        On January 24, 2014, in connection with the issuance of Class B common stock, par value $0.01 per share ("Class B Common Stock") in December 2013, the Company made a preemptive rights offering of Class B Common Stock to all eligible shareholders of the Company. On February 3, 2014,

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

20. COMMON STOCK ISSUANCES (Continued)

the Company issued 16,250 shares of Class B Common Stock pursuant to preemptive rights in a private placement for $18.50 per share to an accredited investor exercising its preemptive rights.

        On March 21, 2014, the Company issued 9,000,001 shares of Class B common stock in a private placement for $18.50 per share (the "March 2014 Private Placement"), resulting in aggregate gross proceeds to the Company of $166,500 in the aggregate, pursuant to Subscription Agreements (the "March 2014 Subscription Agreements") entered individually with certain of the Company's existing shareholders, including (i) OCM Marine Holdings, an investment entity which may be deemed an affiliate of Oaktree Capital Management, L.P. (together with its affiliated investment entities and funds managed by it, "Oaktree") in the amount of approximately $10,000, (ii) an investment entity which may be deemed an affiliate of Aurora Resurgence Capital Partners II LLC (together with its affiliated investment entities, "Aurora") in the amount of approximately $15,000, (iii) certain investment entities which may be deemed affiliates of BlackRock, Inc. (together with its affiliated investment entities, "BlackRock") in the aggregate amount of approximately $67,500, (iv) certain investment entities which may be deemed affiliates of BlueMountain Capital Management, LLC (together with its affiliated investment entities, "BlueMountain") in the aggregate amount of approximately $50,000, (v) an investment entity which may be deemed an affiliate of Twin Haven Capital Partners, LLC (together with its affiliated investment entities, "Twin Haven") in the amount of approximately $15,000 and (vi) certain other accredited investors. Three members of the Board of Directors of the Company (the "Board") are associated with and are employees of Oaktree, one member of the Board is associated with or an employee of Aurora, one member of the Board is associated with or an employee of BlackRock, one member of the Board is associated with or an employee of BlueMountain and one member of the Board is associated with or an employee of Twin Haven. Pursuant to the terms of the March 2014 Subscription Agreements, the Company agreed to use all or substantially all of the net proceeds of the March 2014 Private Placement for purposes of satisfying the Company's obligations in connection with the SPV Stock Purchase and Shipbuilding Contracts described above. To the extent such net proceeds exceed the aggregate amount of such obligations, the Company is permitted to use the remaining net proceeds for general corporate purposes. On March 25, 2014, the Company used approximately $162,700 of the proceeds of March 2014 Private Placement to fund the purchase price of the Shipbuilding SPVs as described above.

        On May 5, 2014, in connection with the March 2014 Private Placement, the Company made a preemptive rights offering of Class B Common Stock to all eligible shareholders of the Company. On May 21, 2014, the Company issued 2,577 shares of Class B Common Stock pursuant to preemptive rights in a private placement for $18.50 per share to an accredited investor exercising its preemptive rights.

        On June 25, 2014, the Company issued 1,670,000 shares of Class B Common Stock in a private placement for $18.50 per share, resulting in aggregate gross proceeds to the Company of $30,895, pursuant to Subscription Agreements entered individually with certain accredited investor investment entities which may be deemed affiliates of Aurora.

        Pursuant to the issuance of common stock during the six months ended June 30, 2014, the Company incurred professional fee costs of $505, which was recorded as a reduction of proceeds from share issuances.

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

21. STOCK-BASED COMPENSATION

        For the six months ended June 30, 2014 and 2013, amortization of the fair value of stock options was $721 and $555, respectively, which is included in the Company's condensed consolidated statements of operations as a component of general and administrative expense. Amortization of the unamortized stock-based compensation balance of $1,677 as of June 30, 2014 is expected to be $494, $720, $369, and $94 during the years ending December 31, 2014, 2015, 2016 and 2017, respectively.

        The following table summarizes all stock option activity for the six months ended June 30, 2014:

	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value
Outstanding, January 1, 2014	343,662	$38.26	$18.22
Granted	—
Exercised	—
Forfeited	—

Outstanding, June 30, 2014	343,662	$38.26	$18.22

22. COMMITMENTS AND CONTINGENCIES

        From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

GENMAR STAR

        On March 7, 2006, Kiyi Emniyeti Genel Müdürlügü (the Directorate General of Coastal Safety) filed a claim against the Company in an in rem proceeding before the Istanbul Admiralty Court in Turkey (the "Turkish Court") relating to an incident in 2006 when the vessel became disabled in Turkish waters as a result of a rudder failure problem. The claimant asserted that it provided a salvage service to the vessel and the Company asserted that the service provided to the vessel was merely towage assistance. The Turkish Court required the Company to post a $4,000 letter of credit, which permitted the Company to sail and sell the vessel. The Company sold the vessel in May 2006. On February 14, 2012, the Company was notified that the letter of credit was drawn in its entirety. The drawdown of this letter of credit resulted in an additional $4,000 borrowing during February 2012 under the prepetition revolving credit facility entered into by the Company's wholly-owned subsidiary, GMR Sub Corp., and was treated as a $4,000 security deposit with the Turkish Court pending the outcome of this case. As of June 30, 2014, the Company settled the claim for $2,600, of which approximately $1,700 is expected to be covered by insurance and $900 was written off to direct vessel operating expenses in 2013. The remaining balance of the security deposits of $1,400 was received by the Company in January 2014.

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

22. COMMITMENTS AND CONTINGENCIES (Continued)

GENMAR PROGRESS

        In August 2007, an oil sheen was discovered and reported by shipboard personnel in the vicinity of the Genmar Progress, in Guayanilla Bay, Puerto Rico. Subsequently, the U.S. Coast Guard formally designated the Genmar Progress as a source of the pollution incident. In October 2010, the United States, GMR Progress, LLC, and General Maritime Management (Portugal) L.d.A. executed a Joint Stipulation and Settlement Agreement. Pursuant to the terms of this agreement, the United States agreed to accept $6,273 in full satisfaction of oil spill response costs of the Coast Guard and certain natural damage assessment costs incurred through the date of settlement. The settlement had been paid in full by the vessel's protection & indemnity underwriters.

        In April 2013, the Natural Resource Trustees for the United States and the Commonwealth of Puerto Rico, or the "Trustees," submitted a claim to GMR Progress, LLC and General Maritime Management (Portugal) L.d.A. for alleged injury to natural resources as a result of this oil spill, primarily seeking monetary damages in the amount of $4,940 for both loss of beach use and compensation for injury to natural resources such as mangroves, sea grass and coral. On July 7, 2014, the Trustees presented a revised claim for $7,851, consisting of $848 for loss of beach use, $4,906 for injuries to mangroves, sea grass and coral, $83 for uncompensated damage assessment costs and $2,014 for a 35% contingency for monitoring and oversight. This claim is disputed and has been reported to the vessel's protection & indemnity underwriters, who are expected to fund the settlement of any such claim.

2011 VLCC POOL DISPUTE

        Pursuant to an arbitration commenced in January 2013, on August 2, 2013, five vessel owning subsidiaries of the Company (the "2011 VLCC Pool Subs") that entered into the 2011 VLCC Pool submitted to arbitration in accordance with the terms of the London Maritime Arbitrator's Association claims of balances due following the withdrawal of their respective vessels from the 2011 VLCC Pool. The claims are for, among other things, amounts due for hire of the vessels and amounts due in respect of working capital invested in the 2011 VLCC Pool. The respondents in the arbitrations, the 2011 VLCC Pool Operator and agent, assert that lesser amounts are owed to the 2011 VLCC Pool Subs by the 2011 VLCC Pool and that the working capital amounts of approximately $1,900 in the aggregate are not due to be returned until a later date pursuant to the terms of the pool agreements. The respondents also counterclaim for damages for alleged breaches of collateral contracts to the pool agreements, claiming that such contracts purport to extend the earliest date by which the 2011 VLCC Pool Subs were entitled to withdraw their vessels from the 2011 VLCC Pool. Such counterclaim for damages has not yet been quantified. Submissions in this arbitration have closed.

        As of June 30, 2014, amount due from the 2011 VLCC Pool of $2,661 was included in Other assets (noncurrent). It is possible, although not assured, that the Company may be able to obtain payment of this amount by accessing the funds in the Escrow Account currently being held by the attorneys of the 2011 VLCC Pool Operator (see below Atlas Charter Dispute for a description of the Escrow Account). As of December 31, 2013, amounts due from the 2011 VLCC Pool of $3,314 and $1,900 were included in Due from charterers (current) and Other assets (noncurrent), respectively; and amounts due to the 2011 VLCC Pool of $1,401 were included in Accounts payable and accrued

GENERAL MARITIME CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(DOLLARS IN THOUSANDS, EXCEPT PER DAY AND PER SHARE DATA)

22. COMMITMENTS AND CONTINGENCIES (Continued)

expenses on the condensed consolidated balance sheet. In January 2014, the Company received $1,152 from the 2011 VLCC Pool for charter hires and as a return of working capital.

ATLAS CHARTER DISPUTE

        On April 22, 2013, GMR Atlas LLC, a vessel owning subsidiary of the Company, submitted to arbitration in accordance with the terms of the London Maritime Arbitrator's Association a claim for declaratory relief as to the proper construction of certain provisions of a charterparty contract between GMR Atlas LLC and the party chartering a vessel from GMR Atlas LLC (the "Atlas Claimant") relating to, among other things, customer vetting eligibility. The Atlas Claimant is an affiliate of the 2011 VLCC Pool Operator. The Atlas Claimant has counterclaimed for amounts allegedly due to them in respect of hire paid and bunkers consumed during the period from July 22, 2012 through November 4, 2012. GMR Atlas LLC has provided security for those claims, plus amounts in respect of interest and costs, in the sum of $3,498 pursuant to an escrow agreement (the "Escrow Account").

        The Atlas Claimant served further submissions on March 7, 2014 which set out, among other things, additional claims for damages in the aggregate amount of $3,926. While these claims were additional and distinct to those described in the previous paragraph, they may include $140 or more of claims overlapping with the claims described in the previous paragraph and may also include claims which are mutually exclusive to claims described in the previous paragraph. Without any reduction for overlapping or mutually exclusive claims, the aggregate amount of claims brought by the Atlas Claimant is $7,424.

23. SUBSEQUENT EVENTS

        In preparing the consolidated financial statements, the Company has evaluated events and transactions occurring after June 30, 2014 for recognition or disclosure purposes. Based on this evaluation, from July 1, 2014 through November 10, 2014, which represents the date the consolidated financial statements were available to be issued, no material events have been identified.

              Shares

GENERAL MARITIME CORPORATION

Common Stock

P R E L I M I N A R Y    P R O S P E C T U S

Joint Book-Running Managers

Citigroup	UBS

Co-Managers

        Until                ,        (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the issuance and distribution of the common shares being registered. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or "FINRA," filing fee and the NYSE listing fee.

SEC registration fee	$
Printing and engraving expense
Legal fees and expenses
Accounting fees and expenses
NYSE listing fee
FINRA filing fee
Transfer agent fees and expenses
Miscellaneous expenses

Total	$

Item 14.    Indemnification of Directors and Officers

      Indemnification

        Under the BCA, for actions not by or in the right of a Marshall Islands corporation, a corporation may indemnify any person who was or is a party to any threatened or pending action or proceeding by reason of the fact that such person is or was a director or officer of the corporation against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such conduct was unlawful.

        In addition, under the BCA, in actions brought by or in right of a Marshall Islands corporation, any agent who is or is threatened to be made party can be indemnified for expenses (including attorney's fees) actually and reasonably incurred in connection with the defense or settlement of the action if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, provided that indemnification is not permitted with respect to any claims in which such person has been found liable for negligence or misconduct with respect to the corporation unless the appropriate court determines that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity.

        We will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that such person is or was a director or officer of ours, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was unlawful.

        We will also indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of us to procure judgment in our favor by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the Company as a director or officer of (or in a similar capacity in respect of) another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by such person or in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and except that no indemnification will be made in respect of any claim, issue or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of such person's duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

      Limitations on Personal Liability

        Under Marshall Islands law, directors and officers shall discharge their duties in good faith and with that degree of diligence, care and skill which ordinarily prudent people would exercise under similar circumstances in like positions. In discharging their duties, directors and officers may rely upon financial statements of the corporation represented to them to be correct by the president or the officer having charge of its books or accounts or by independent accountants.

        The Business Corporations Act of the Republic of the Marshall Islands, or the "BCA," provides that the articles of incorporation of a Marshall Islands company may include a provision for the elimination or limitation of liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director:

  •
  for any breach of the director's duty of loyalty to the corporation or its shareholders;

  •
  for acts or omissions not undertaken in good faith or which involve intentional misconduct or a knowing violation of law; or

  •
  for any transaction from which the director derived an improper personal benefit.

        Our directors will not be personally liable to us or our shareholders for monetary damages for any breach of duty in such capacity, except that the liability of a director will not be eliminated or limited:

  •
  for any breach of the director's duty of loyalty to the corporation or its shareholders;

  •
  for acts or omissions not undertaken in good faith or which involve intentional misconduct or a knowing violation of law; or

  •
  for any transaction from which the director derived an improper personal benefit.

        The limitation of liability and indemnification provisions in our amended and restated bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Item 15.    Recent Sales of Unregistered Securities

      Issuance of Detachable Warrants in May of 2011

        On March 29, 2011, we entered into a credit agreement with Oaktree, which was amended and restated on May 6, 2011, pursuant to which Oaktree agreed to make a $200.0 million secured loan to certain of our subsidiaries and received 23,091,811 detachable warrants to be issued by us for the purchase of 19.9% of our outstanding prepetition common stock (measured as of immediately prior to the closing date of such transaction) at an exercise price of $0.01 per share. The closing of this loan and the issuance of these warrants occurred on May 6, 2011. We refer to this agreement as the "Oaktree prepetition credit facility," to the loan thereunder as the "Oaktree prepetition loan" and to the aforementioned warrants as the "Oaktree warrants."

        The issuance of the Oaktree warrants was exempt from registration pursuant to Section 4(2) of the Securities Act. Each Oaktree entity receiving the shares represented to us that it was an "accredited investor," as defined in Regulation D promulgated under the Securities Act, and agreed that the securities could not be sold in the absence of an effective registration statement or an exemption from registration. We did not engage in a general solicitation or advertising with respect to the issuance of such securities and did not offer any securities to the general public in connection with such issuance.

        The Oaktree warrants were cancelled on May 17, 2012 pursuant to the Chapter 11 Plan.

      Issuance of Securities under Chapter 11 Plan

        Pursuant to the chapter 11 plan, on the effective date, all our outstanding prepetition equity securities, including but not limited to all outstanding shares of our common stock, par value $0.01 per share, and all outstanding options and contractual or other rights to acquire any equity securities in the Company, were canceled and discharged and are of no further force and effect, whether surrendered for cancelation or otherwise, and holders of such prepetition equity securities received no distributions under the chapter 11 plan in respect thereof. In addition, among other things, the Chapter 11 plan provided for the issuance of 200,011 shares of Common Stock to our prepetition general unsecured creditors and a total of 9,800,560 shares of Common Stock to Oaktree.

        Of the 200,011 shares allocated to our unsecured creditors, 195,070 shares have, as of                , been distributed to creditors and 4,941 shares remain in an escrow account in respect of disputed claims. To the extent that any shares remain in escrow following resolution of the disputed claims, they will either be distributed pro rata to holders of claims which were previously allowed, or, if the amount remaining is de minimis, they will be returned to us. Although these escrowed shares are not treated as outstanding for purposes of voting, when referencing outstanding shares or issued shares in this prospectus, we will, unless otherwise indicated by context, treat the escrowed shares as if they are outstanding and issued to holders of allowed general unsecured claims. See "Business—Chapter II Reorganization" for more information regarding the issuance of these shares. The offer and distribution of these shares and warrants, as well as the shares underlying these warrants was exempt from registration pursuant to Section 1145 of the Bankruptcy Code.

        The 9,800,560 shares of Common Stock issued to Oaktree on the effective date consisted of:

  •
  4,750,271 shares issued to Oaktree pursuant to the Chapter 11 plan in exchange for the conversion of secured claims held by Oaktree in respect of the Oaktree prepetition credit facility, which we refer to as the "Oaktree conversion shares"; and

  •
  5,050,289 shares issued to Oaktree pursuant to the Chapter 11 plan in exchange for a $175.0 million investment, which we refer to as the "Oaktree investment shares."

        The issuance of the Oaktree investment shares was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act and these shares are restricted securities. Oaktree represented to us that it was an "accredited investor," as defined in Regulation D promulgated under the Securities Act, and agreed that the Oaktree investment shares could not be sold in the absence of an effective registration statement or an exemption from registration. We did not engage in a general solicitation or advertising with respect to the issuance of the Oaktree investment shares and did not offer any securities to the general public in connection with such issuance. The issuance of the Oaktree conversion shares was exempt from the registration requirements of the Securities Act pursuant to Section 1145 of the Bankruptcy Code.

      Grant of Options to Executive Officers

        In addition, on the effective date, pursuant to the 2012 Equity Incentive Plan (which was provided for by the chapter 11 plan) described above under "Executive Compensation—2012 Equity Incentive Plan," John Tavlarios was granted options to purchase 229,108 shares of Common Stock, Leonard Vrondissis was granted options to purchase 57,277 shares of Common Stock and Milton Gonzales was granted options to purchase 57,277 shares of Common Stock. Our former chief financial officer was also granted options to purchase 171,831 shares of Common Stock. When our former chief financial officer resigned in February 2013, he forfeited these options in accordance with their terms. The terms of these options are described above under "Executive Compensation—2012 Equity Incentive Plan."

        The grant of these options, as described above, was exempt from registration pursuant to Section 4(2) of the Securities Act. Each of the recipients of the options was an "accredited investor," as defined in Regulation D promulgated under the Securities Act. Each such recipient agreed that the options were non-transferable other than by testamentary disposition or by the laws of descent and distribution. We did not engage in a general solicitation or advertising with respect to the issuance of such options and did not offer any options to the general public in connection with such issuance.

      June 2012 Issuance to Oaktree's Financial Advisor

        Pursuant to an Equity Purchase Agreement, dated as of December 15, 2011 and amended on March 26, 2012, which we refer to as the "Oaktree purchase agreement," among us and Oaktree, and an order of the Bankruptcy Court, which we refer to as the "Oaktree purchase agreement order," authorizing the debtors to enter into the Oaktree purchase agreement, we were required to reimburse Oaktree for certain advisory fees, including those owed to an investment bank, which we refer to as the "Oaktree financial advisor," incurred in connection with the Oaktree purchase agreement, the Chapter 11 cases and certain related matters.

        On June 22, 2012, pursuant to a subscription agreement dated as of June 19, 2012, we issued 83,129 common shares to the Oaktree financial advisor, having an agreed-upon value of $36.84 per share, or $3.1 million in the aggregate, which payment was deemed to be a reimbursement by us of Oaktree, in accordance with the Oaktree purchase agreement and the Oaktree purchase agreement order, for certain fees (equal to $3.1 million) owed to the Oaktree financial advisor.

        The issuance of the common shares to the Oaktree financial advisor, as described above, was exempt from registration pursuant to Section 4(2) of the Securities Act. The Oaktree financial advisor represented to us that it was an "accredited investor," as defined in Regulation D promulgated under the Securities Act, and agreed that the securities could not be sold in the absence of an effective registration statement or an exemption from registration. We did not engage in a general solicitation or advertising with respect to the issuance of such securities and did not offer any securities to the general public in connection with such issuance.

      December 2012 Issuance to BlueMountain

        On December 21, 2012, pursuant to a Common Stock Subscription Agreement, dated as of November 1, 2012, which we refer to as the "BlueMountain subscription agreement," among the

Company, Oaktree and BlueMountain, we issued 1,084,269 common shares in a private placement to BlueMountain for net proceeds of $28.9 million.

        The issuance of the shares of Common Stock to the BlueMountain, as described above, was exempt from registration pursuant to Section 4(2) of the Securities Act. Each BlueMountain entity receiving the shares represented to us that it was an "accredited investor," as defined in Regulation D promulgated under the Securities Act, and agreed that the securities could not be sold in the absence of an effective registration statement or an exemption from registration. We did not engage in a general solicitation or advertising with respect to the issuance of such securities and did not offer any securities to the general public in connection with such issuance.

      April 2013 Issuance to GMR Financial Advisor

        Pursuant to a Letter Agreement, dated as of October 3, 2011, between us and an investment bank, which we refer to as the "GMR financial advisor," we were required to pay the GMR financial advisor certain fees and expenses incurred in connection with financial advisory services rendered by the GMR financial advisor to us in connection with our Chapter 11 restructuring. On April 25, 2013, we issued 102,227 shares of Class A Common Stock to the GMR financial advisor in a private placement in satisfaction of approximately $2.8 million of remaining outstanding fees owed to the GMR financial advisor.

        The issuance of the shares of Common Stock to the GMR financial advisor, as described above, was exempt from registration pursuant to Section 4(2) of the Securities Act. The GMR financial advisor represented to us that it was an "accredited investor," as defined in Regulation D promulgated under the Securities Act, and agreed that the securities could not be sold in the absence of an effective registration statement or an exemption from registration. We did not engage in a general solicitation or advertising with respect to the issuance of such securities and did not offer any securities to the general public in connection with such issuance.

      June - August 2013 Series A Preferred Stock Issuances

        On June 27, 2013, we authorized 150,000 shares of a new series of Series A Preferred Stock, par value $0.01 per share, with a liquidation preference $1,000 per share that ranks senior to our common stock. The Series A Preferred Stock ranked senior as to dividends over our common stock and any other class of stock that by its terms ranks junior as to dividends to the Series A Preferred Stock, when and if issued. Each share of Series A Preferred Stock was entitled to receive dividends when, as and if declared by our Board, and to the extent permitted under our outstanding indebtedness existing at the time of a declaration or payment, at an annual rate of 25% on each share's $1,000 liquidation preference, compounded quarterly and accruing from the date of issuance. Dividends on the Series A Preferred Stock accrue until our liquidation or until they are redeemed, reclassified, exchanged or otherwise acquired by us.

        On each of June 28, 2013 and July 3, 2013, we issued 5,000 shares on each date of Series A Preferred Stock to Oaktree in a private placement for $1,000 per share, resulting in aggregate net proceeds of $5.0 million on June 28, 2013 and $5.0 million on July 3, 2013. In August 2013, we issued an aggregate of 146 shares of Series A Preferred Stock in private placements for $1,000 per share to two additional accredited investors. As described below under "Class B Financing," all 10,146 shares of Series A Preferred Stock, together with the accumulated and unpaid dividends of $1.2 million, were converted into 611,648 shares of Class B Common Stock.

        The issuance of the shares of Series A Preferred Stock, as described above, was exempt from registration pursuant to Section 4(2) of the Securities Act. The purchasers of the Series A Preferred Stock represented to us that they were "accredited investors," as defined in Regulation D promulgated under the Securities Act, and agreed that the securities could not be sold in the absence of an effective registration statement or an exemption from registration. We did not engage in a general solicitation or advertising with respect to the issuance of such securities and did not offer any securities to the general public in connection with such issuance.

      December 2013 Class B Financing

        On December 12, 2013, we issued 10,702,702shares of Class B Common Stock in a private placement for $18.50 per share, resulting in aggregate gross proceeds of approximately $198.0 million, pursuant to an Amended and Restated Subscription Agreement, or the "December 2013 Class B subscription agreement," by and among the Company, OCM Marine Holdings and certain other accredited investors party thereto which we refer to collectively as the "December 2013Class B investors."

        In connection with the closing of the purchase and sale of the Class B shares, the Company, OCM Marine Holdings and each of the Class B investors entered into a joinder to the our existing Registration Agreement. For more information regarding our Registration Agreement, see Note 2 to the financial statements for the years ended December 31, 2013 and December 31, 2012 included elsewhere in this prospectus.

        In connection with the purchase and sale of the Class B shares, all of our outstanding shares of Series A Preferred Stock were converted into Class B shares at a price of $18.50 per share of Class B Common Stock based on the liquidation preference of, plus accrued and unpaid dividends on, the Series A Preferred Stock. We refer to this as the "Series A Preferred conversion." The Series A Preferred conversion was approved by Oaktree and our Board, in accordance with the Statement of Designation, Powers, Preferences and Rights of Series A Preferred Stock, dated as of June 28, 2013. As a result of the Series A Preferred conversion, on December 12, 2013, 10,146 shares of Series A Preferred Stock were converted into 611,468 shares of Class B Common Stock.

        In connection with the issuance of the Class B Common Stock in December 2013, our Articles of Incorporation and Shareholders Agreement were each amended and restated. See "Related Party Transactions—December 2013 Class B Financing" and Note 21 to the financial statements for the years ended December 31, 2013 and December 31, 2012 included elsewhere in this prospectus for a description of these amendments.

        On January 24, 2014, we made a preemptive rights offering to all of our eligible shareholders. On February 3, 2014, we issued 16,250 Class B shares pursuant to preemptive rights in a private placement for $18.50 per share to an accredited investor.

        The issuance of the Class B shares, as described above, was exempt from registration pursuant to Section 4(2) of the Securities Act. The recipients of the Class B shares represented to us that they were "accredited investors," as defined in Regulation D promulgated under the Securities Act, and agreed that the securities could not be sold in the absence of an effective registration statement or an exemption from registration. We did not engage in a general solicitation or advertising with respect to the issuance of such securities and did not offer any securities to the general public in connection with such issuance.

      March 2014 Class B Financing

        On March 21, 2014, we issued 9,000,001 shares of Class B Common Stock in a private placement for $18.50 per share, or the "March 2014 private placement", resulting in aggregate gross proceeds to the Company of approximately $166.5 million, pursuant to subscription agreements, which we refer to as the "March 2014 subscription agreements," entered individually with certain of the our existing shareholders and OCM Marine Holdings. Pursuant to the terms of the March 2014 subscription agreements, we agreed to use all or substantially all of the net proceeds of the March 2014 private placement for purposes of satisfying our obligations in connection with the VLCC SPV stock purchase and VLCC shipbuilding contracts described above under "Business—VLCC Newbuildings." To the extent such net proceeds exceed the aggregate amount of such obligations, we are permitted to use the remaining net proceeds for general corporate purposes. On March, 25, 2014, we used approximately $162.7 million of the proceeds of March 2014 private placement to fund the purchase price of the VLCC shipbuilding SPVs as described elsewhere in this prospectus.

        On May 5, 2014, we made a preemptive rights offering of Class B Common Stock to certain eligible shareholders. On May 21, 2014, we issued 2,577 shares of Class B Common Stock in a private placement for $18.50 per share to an investor exercising its preemptive rights.

        The issuance of the Class B shares, as described above, was exempt from registration pursuant to Section 4(2) of the Securities Act. The recipients of the Class B shares represented to us that they were "accredited investors," as defined in Regulation D promulgated under the Securities Act, and agreed that the securities could not be sold in the absence of an effective registration statement or an exemption from registration. We did not engage in a general solicitation or advertising with respect to the issuance of such securities and did not offer any securities to the general public in connection with such issuance.

      June 2014 Class B Financing

        On June 25, 2014, we issued 1,670,000 shares of Class B Common Stock in a private placement, which we refer to as the "June 2014 Class B financing" for $18.50 per share, resulting in aggregate gross proceeds to the Company of approximately $30.9 million, pursuant to subscription agreements entered individually with certain accredited investor investment entities.

        The issuance of the Class B shares, as described above, was exempt from registration pursuant to Section 4(2) of the Securities Act. The recipients of the Class B shares represented to us that they were "accredited investors," as defined in Regulation D promulgated under the Securities Act, and agreed that the securities could not be sold in the absence of an effective registration statement or an exemption from registration. We did not engage in a general solicitation or advertising with respect to the issuance of such securities and did not offer any securities to the general public in connection with such issuance.

      Senior Notes

        On March 28, 2014, we and our wholly owned subsidiary VLCC Corp. entered into a Note and Guarantee Agreement with affiliates of BlueMountain Capital Management, LLC which we refer to as the "note purchasers." Pursuant to the Note and Guarantee Agreement, we issued senior unsecured notes due 2020 on May 13, 2014 in the aggregate principal amount of $131.6 million to the note purchasers for proceeds of approximately $125 million (before fees and expenses), after giving effect to the original issue discount provided for in the Note and Guarantee Agreement. We refer to these notes as the "senior notes." The senior notes, which are unsecured, are guaranteed by VLCC Corp. and its subsidiaries. The Note and Guarantee Agreement provides that all proceeds of the senior notes shall be used to pay transaction costs and expenses and the remaining consideration payable in connection with the VLCC shipbuilding contracts (see "Business—Newbuildings" for more information on the VLCC shipbuilding contracts).

        The issuance of the senior notes, as described above, was exempt from registration pursuant to Section 4(2) of the Securities Act. The note purchasers represented to us that they were "accredited investors," as defined in Regulation D promulgated under the Securities Act, and agreed that the senior notes could not be sold in the absence of an effective registration statement or an exemption from registration. We did not engage in a general solicitation or advertising with respect to the issuance of such securities and did not offer any securities to the general public in connection with such issuance.

        See "Description of Indebtedness—Senior Notes" for further information regarding the senior notes.

Item 16.    Exhibits and Financial Statement Schedules

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement
2.1	*
Second Amended Joint Plan of Reorganization of the Debtors Under Chapter 11 of the Bankruptcy Code by and among General Maritime Corporation, Arlington Tankers Ltd., Arlington Tankers, LLC, Companion Ltd., Compatriot Ltd., Concept Ltd., Concord Ltd., Consul Ltd., Contest Ltd., GMR Administration Corp., General Maritime Investments LLC, General Maritime Management LLC, General Maritime Subsidiary Corporation, General Maritime Subsidiary II Corporation, General Maritime Subsidiary NSF Corporation, General Product Carriers Corporation, GMR Agamemnon LLC, GMR Ajax LLC, GMR Alexandra LLC, GMR Argus LLC, GMR Atlas LLC, GMR Chartering LLC, GMR Concept LLC, GMR Concord LLC, GMR Constantine LLC, GMR Contest LLC, GMR Daphne LLC, GMR Defiance LLC, GMR Elektra LLC, GMR George T LLC, GMR GP LLC, GMR Gulf LLC, GMR Harriet G LLC, GMR Hercules LLC, GMR Hope LLC, GMR Horn LLC, GMR Kara G LLC, GMR Limited LLC, GMR Maniate LLC, GMR Minotaur LLC, GMR Orion LLC, GMR Phoenix LLC, GMR Poseidon LLC, GMR Princess LLC, GMR Progress LLC, GMR Revenge LLC, GMR Spartiate LLC, GMR Spyridon LLC, GMR St. Nikolas LLC, GMR Star LLC, GMR Strength LLC, GMR Trader LLC, GMR Trust LLC, GMR Ulysses LLC, GMR Zeus LLC, Victory Ltd. and Vision Ltd.
3.1	*	Amended and Restated Articles of Incorporation
3.2	*	Bylaws of General Maritime Corporation
4.1	*
Amended and Restated Shareholders' Agreement, dated as of December 12, 2013, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and certain other shareholders of General Maritime Corporation
4.2	*
First Amended and Restated Registration Agreement, dated as of November 1, 2012, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and certain other shareholders of General Maritime Corporation
4.3	*
Joinder Agreement, dated as of November 1, 2012, by BlueMountain Credit Alternatives Master Fund L.P., BlueMountain Long/Short Credit Master Fund L.P., BlueMountain Kicking Horse Fund L.P., BlueMountain Credit Opportunities Master Fund I L.P., BlueMountain Timberline Ltd., BlueMountain Long/Short Credit and Distressed Reflection Fund p.l.c., BlueMountain Long Short Grassmoor Fund Ltd. and BlueMountain Distressed Master Fund L.P. to that certain Registration Agreement, dated as of May 17, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein), as amended
4.4	*
Joinder Agreement, dated as of December 12, 2013, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and BlackRock Funds II, BlackRock High Yield Bond Portfolio to that certain Registration Agreement, dated as of May 17, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein), as amended

Exhibit Number		Description
4.5	*	Joinder Agreement, dated as of December 12, 2013, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and BlackRock Corporate High Yield Fund VI, Inc. to that certain Registration Agreement, dated as of May 17, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein), as amended
4.6	*
Joinder Agreement, dated as of December 12, 2013, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and MET Investors Series Trust—BlackRock High Yield Portfolio to that certain Registration Agreement, dated as of May 17, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein), as amended
4.7	*
Joinder Agreement, dated as of December 12, 2013, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and ARF II Maritime Holdings LLC to that certain Registration Agreement, dated as of May 17, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein), as amended
4.8	*
Joinder Agreement, dated as of December 12, 2013, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and Bamboula Partners LP to that certain Registration Agreement, dated as of May 17, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein), as amended
4.9	*
Joinder Agreement, dated as of December 12, 2013, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and J. Goldman Master Fund, L.P. to that certain Registration Agreement, dated as of May 17, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein), as amended
4.10	*
Joinder Agreement, dated as of December 12, 2013, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and Opps Marine Holdings TP, L.P. to that certain Registration Agreement, dated as of May 17, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein), as amended
4.11	*
Joinder Agreement, dated as of December 12, 2013, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and Shun Lee Dynasty Holdings, LP to that certain Registration Agreement, dated as of May 17, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein), as amended
4.12	*
Joinder Agreement, dated as of December 12, 2013, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and The Anschutz Foundation to that certain Registration Agreement, dated as of May 17, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein), as amended
4.13	*
Joinder Agreement, dated as of December 12, 2013, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and Twin Haven Special Opportunities Fund IV, L.P. to that certain Registration Agreement, dated as of May 17, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein), as amended
4.14	*
Joinder Agreement, dated as of January 1, 2014, by Moelis & Company Holding LP to that certain Amended and Restated Shareholders' Agreement, dated as of December 12, 2013, by and among General Maritime Corporation and the Shareholders (as defined herein) and to that certain First Amended and Restated Registration Agreement, dated as of November 1, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein)

Exhibit Number		Description
4.15	*	Joinder Agreement, dated as of March 21, 2014, by BlueMountain Strategic Credit Master Fund L.P. to that certain Amended and Restated Shareholders' Agreement, dated as of December 12, 2013, by and among General Maritime Corporation and the Shareholders (as defined herein) and to that certain First Amended and Restated Registration Agreement, dated as of November 1, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein)
4.16	*
Joinder Agreement, dated as of March 21, 2014, by BlueMountain Guadalupe Peak Fund L.P. to that certain Amended and Restated Shareholders' Agreement, dated as of December 12, 2013, by and among General Maritime Corporation and the Shareholders (as defined herein) and to that certain First Amended and Restated Registration Agreement, dated as of November 1, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein)
4.17	*
Joinder Agreement, dated as of March 21, 2014, by BlueMountain Long/Short Credit and Distressed Fund, a sub-fund of AAI BlueMountain Fund PLC to that certain Amended and Restated Shareholders' Agreement, dated as of December 12, 2013, by and among General Maritime Corporation and the Shareholders (as defined herein) and to that certain First Amended and Restated Registration Agreement, dated as of November 1, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein)
4.18	*
Joinder Agreement, dated as of March 21, 2014, by BlueMountain Montenvers Master Fund SCA SICAV-SIF to that certain Amended and Restated Shareholders' Agreement, dated as of December 12, 2013, by and among General Maritime Corporation and the Shareholders (as defined herein) and to that certain First Amended and Restated Registration Agreement, dated as of November 1, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein)
4.19	*
Joinder Agreement, dated as of June 25, 2014, by ARF II Maritime Equity Co-Investors LLC to that certain Amended and Restated Shareholders' Agreement, dated as of December 12, 2013, by and among General Maritime Corporation and the Shareholders (as defined herein) and to that certain First Amended and Restated Registration Agreement, dated as of November 1, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein)
4.20	*
Joinder Agreement, dated as of June 25, 2014, by ARF II Maritime Equity Partners LP to that certain Amended and Restated Shareholders' Agreement, dated as of December 12, 2013, by and among General Maritime Corporation and the Shareholders (as defined herein) and to that certain First Amended and Restated Registration Agreement, dated as of November 1, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein)
4.21	*	Subscription Agreement, dated as of June 19, 2012, by and between General Maritime Corporation and Houlihan Lokey Capital, Inc.
4.22	*	Subscription Agreement, dated as of June 28, 2013, by and between General Maritime Corporation and OCM Marine Holdings TP, L.P.
4.23	*	Subscription Agreement, dated as of August 22, 2013, by and between General Maritime Corporation and Houlihan Lokey Capital, Inc.
4.24	*	Subscription Agreement, dated as of August 21, 2013, by and between General Maritime Corporation and J. Goldman Master Fund, L.P.

Exhibit Number		Description
4.25	*	Common Stock Subscription Agreement, dated September 30, 2013, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and Aurora Resurgence Fund II, LP
4.26	*
Common Stock Subscription Agreement, dated as of November 1, 2012, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P., BlueMountain Credit Alternatives Master Fund L.P., BlueMountain Long/Short Credit Master Fund L.P., BlueMountain Kicking Horse Fund L.P., BlueMountain Credit Opportunities Master Fund I L.P., BlueMountain Timberline Ltd., BlueMountain Long/Short Credit and Distressed Reflection Fund p.l.c., BlueMountain Long Short Grassmoor Fund Ltd. and BlueMountain Distressed Master Fund L.P.
4.27	*
Amended and Restated Common Stock Subscription Agreement, dated as of December 12, 2013, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P., Aurora Resurgence Fund II LP and certain other shareholders of General Maritime Corporation
4.28	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and ARF II Maritime Holdings LLC
4.29	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and Twin Haven Special Opportunities Fund IV, L.P.
4.30	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and Bamboula Partners LP
4.31	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and Shun Lee Dynasty Holdings LP
4.32	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and BlackRock Funds II, BlackRock High Yield Bond Portfolio
4.33	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and BlackRock Corporate High Yield Fund VI
4.34	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and MET Investors Series Trust—BlackRock High Yield Portfolio
4.35	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation and OCM Marine Holdings TP, L.P.
4.36	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and BlueMountain Strategic Credit Master Fund L.P.
4.37	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and BlueMountain Guadalupe Peak Fund L.P.
4.38	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and BlueMountain Montenvers Master Fund SCA SICA V-SIF
4.39	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and BlueMountain Timberline Ltd.

Exhibit Number		Description
4.40	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and BlueMountain Kicking Horse Fund L.P.
4.41	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and BlueMountain Credit Opportunities Master Fund I L.P.
4.42	*
Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and BlueMountain Long/Short Credit and Distressed Reflection Fund, a sub-fund of AAI BlueMountain Fund PLC
4.43	*	Subscription Agreement, dated as of June 25, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and ARF II Maritime Equity Partners L.P.
4.44	*	Subscription Agreement, dated as of June 25, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and ARF II Maritime Equity Co-Investors LLC
4.45	*
Note and Guarantee Agreement, dated as of March 28, 2014, by and among General Maritime Corporation, VLCC Acquisition I Corporation, BlueMountain Strategic Credit Master Fund L.P., BlueMountain Guadalupe Peak Fund L.P., BlueMountain Montenvers Master Fund SCA SICA V-SIF, BlueMountain Timberline Ltd., BlueMountain Kicking Horse Fund L.P., BlueMountain Long/Short Credit and Distressed Reflection Fund, a sub-fund of AAI BlueMountain Fund PLC and BlueMountain Credit Opportunities Master Fund I L.P., including Form of Note
4.46	*
Amendment No. 1 to the Note and Guarantee Agreement, dated as of May 13, 2014, by and among General Maritime Corporation, VLCC Acquisition I Corporation, BlueMountain Strategic Credit Master Fund L.P., BlueMountain Guadalupe Peak Fund L.P., BlueMountain Montenvers Master Fund SCA SICA V-SIF, BlueMountain Timberline Ltd., BlueMountain Kicking Horse Fund L.P., BlueMountain Long/Short Credit and Distressed Reflection Fund, a sub-fund of AAI BlueMountain Fund PLC and BlueMountain Credit Opportunities Master Fund I L.P.
4.47	*
Subsidiary Guarantee, dated as of May 13, 2014, by VLCC Acquisition I Corporation, STI Glasgow Shipping Company Limited, STI Edinburgh Shipping Company Limited, STI Perth Shipping Company Limited, STI Dundee Shipping Company Limited, STI Newcastle Shipping Company Limited, STI Cavaliere Shipping Company Limited and STI Esles Shipping Company Limited in favor of certain noteholders of General Maritime Corporation
4.48	*	Specimen Common Stock Certificate
4.49	*	Warrant Agreement, dated as of May 17, 2012, by and between General Maritime Corporation and Computershare Shareowner Services LLC
4.50	*	Global Warrant Certificate, dated May 17, 2012, held by The Depository Trust Company for the benefit of Cede & Co.
5.1	*	Opinion of Dennis J. Reeder, Esq. regarding the validity of the common stock being issued
8.1	*	Opinion of Kramer Levin Naftalis & Frankel LLP regarding U.S. tax matters
8.2	*	Opinion of Dennis J. Reeder, Esq. regarding Republic of Marshall Islands tax matters
10.1	*	General Maritime Corporation 2012 Equity Incentive Plan, adopted May 17, 2012
10.2	*	Employment Agreement, dated as of May 17, 2012, by and between General Maritime Corporation and John P. Tavlarios

Exhibit Number		Description
10.3	*	Employment Agreement, dated as of May 17, 2012, by and between General Maritime Corporation and Leonard J. Vrondissis
10.4	*	Employment Agreement, dated as of May 17, 2012, by and between General Maritime Corporation and Milton H. Gonzales
10.5	*	Stock Option Award Agreement pursuant to the General Maritime Corporation 2012 Equity Incentive Plan, dated May 17, 2012, by and among General Maritime Corporation and John P. Tavlarios
10.6	*	Stock Option Award Agreement pursuant to the General Maritime Corporation 2012 Equity Incentive Plan, dated May 17, 2012, by and among General Maritime Corporation and Leonard J. Vrondissis
10.7	*	Stock Option Award Agreement pursuant to the General Maritime Corporation 2012 Equity Incentive Plan, dated May 17, 2012, by and among General Maritime Corporation and Milton H. Gonzales
10.8	*	Stock Option Award Agreement pursuant to the General Maritime Corporation 2012 Equity Incentive Plan, dated May 17, 2012, by and among General Maritime Corporation and Jeffrey D. Pribor
10.9	*
Third Amended and Restated Credit Agreement, dated as of May 17, 2012, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, General Maritime Subsidiary II Corporation, Arlington Tankers Ltd., Various Lenders and Nordea Bank Finland PLC, New York Branch
10.10	*
Second Amended and Restated Pledge Agreement, dated as of May 17, 2012, by the Pledgors (as defined therein) to Nordea Bank Finland PLC, New York Branch for the benefit of the Secured Creditors (as defined therein)
10.11	*
Amended and Restated Secondary Pledge Agreement, dated as of May 17, 2012, by the Pledgors (as defined therein) to Nordea Bank Finland PLC, New York Branch for the benefit of the Secured Creditors (as defined therein)
10.12	*	Pari Passu Pledge Agreement, dated as of May 17, 2012, by the Pledgors (as defined therein) to Nordea Bank Finland PLC, New York Branch for the benefit of the Secured Creditors (as defined therein)
10.13	*	Amendment and Reaffirmation Agreement, dated as of May 17, 2012, by the Subsidiary Guarantors (as defined therein) in favor of Nordea Bank Finland PLC, New York Branch
10.14	*	Omnibus Amendment to Assignments of Earnings, dated as of May 17, 2012, by and among the Assignors (as defined therein) and Nordea Bank Finland PLC, New York Branch
10.15	*	Omnibus Amendment to Secondary Assignments of Earnings, dated as of May 17, 2012, by and among the Assignors (as defined therein) and Nordea Bank Finland PLC, New York Branch
10.16	*	Omnibus Amendment to Assignments of Insurances, dated as of May 17, 2012, by and among the Assignors (as defined therein) and Nordea Bank Finland PLC, New York Branch
10.17	*	Omnibus Amendment to Secondary Assignments of Insurances, dated as of May 17, 2012, by and among the Assignors (as defined therein) and Nordea Bank Finland PLC, New York Branch

Exhibit Number		Description
10.18	*	Intercreditor Agreement, dated as of May 17, 2012, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, General Maritime Subsidiary II Corporation, the Subsidiary Guarantors (as defined therein), Nordea Bank Finland PLC, New York Branch on behalf of the First Priority Creditors (as defined therein) and Nordea Bank Finland PLC, New York Branch on behalf of the Second Priority Obligations (as defined therein)
10.19	*
Intercreditor Agreement, dated as of May 17, 2012, by and among General Maritime Corporation, General Maritime Subsidiary II Corporation, General Maritime Subsidiary Corporation, the Subsidiary Guarantors (as defined therein), Nordea Bank Finland PLC, New York Branch on behalf of the First Priority Creditors (as defined therein) and Nordea Bank Finland PLC, New York Branch on behalf of the Second Priority Obligations (as defined therein)
10.20	*
Omnibus First Amendment, dated as of December 21, 2012, to the Third Amended and Restated Credit Agreement, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, General Maritime Subsidiary II Corporation, Arlington Tankers Ltd., Various Lenders and Nordea Bank Finland PLC, New York Branch
10.21	*
Second Amendment, dated as of October 2, 2013, to the Third Amended and Restated Credit Agreement, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, General Maritime Subsidiary II Corporation, Arlington Tankers Ltd., Various Lenders and Nordea Bank Finland PLC, New York Branch
10.22	*
Third Amendment, dated as of November 29, 2013, to the Third Amended and Restated Credit Agreement, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, General Maritime Subsidiary II Corporation, Arlington Tankers Ltd., Various Lenders and Nordea Bank Finland PLC, New York Branch
10.23	*
Fourth Amendment, dated as of May 7, 2014, to the Third Amended and Restated Credit Agreement, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, General Maritime Subsidiary II Corporation, Arlington Tankers Ltd., Various Lenders and Nordea Bank Finland PLC, New York Branch
10.24	*
Fifth Amendment, dated as of July 11, 2014, to the Third Amended and Restated Credit Agreement, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, General Maritime Subsidiary II Corporation, Arlington Tankers Ltd., Various Lenders and Nordea Bank Finland PLC, New York Branch
10.25	*	Charter Assignment, dated as of May 17, 2012, between GMR Harriet G LLC and Nordea Bank Finland PLC, New York Branch
10.26	*	Amendment No. 1 to Amended and Restated Deed of Covenants, dated as of May17, 2012, between Victory Ltd. and Nordea Bank Finland PLC, New York Branch
10.27	*	Amendment No. 1 to Amended and Restated Deed of Covenants, dated as of May 17, 2012 between Vision Ltd. and Nordea Bank Finland PLC, New York Branch
10.28	*	Amendment No. 2 to Deed of Covenants, dated as of May 17, 2012, between Companion Ltd. and Nordea Bank Finland PLC, New York Branch
10.29	*	Amendment No. 2 to Deed of Covenants, dated as of May 17, 2012, between Compatriot Ltd. and Nordea Bank Finland PLC, New York Branch

Exhibit Number		Description
10.30	*	Amendment No. 2 to Deed of Covenants, dated as of May 17, 2012, between Consul Ltd. and Nordea Bank Finland PLC, New York Branch
10.31	*	Amendment No. 4 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Agamemnon LLC and Nordea Bank Finland PLC, New York Branch
10.32	*	Amendment No. 4 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Ajax LLC and Nordea Bank Finland PLC, New York Branch
10.33	*	Amendment No. 4 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Defiance LLC and Nordea Bank Finland PLC, New York Branch
10.34	*	Amendment No. 4 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Harriet G LLC and Nordea Bank Finland PLC, New York Branch
10.35	*	Amendment No. 4 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Kara G LLC and Nordea Bank Finland PLC, New York Branch
10.36	*	Amendment No. 4 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Minotaur LLC and Nordea Bank Finland PLC, New York Branch
10.37	*	Amendment No. 4 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Strength LLC and Nordea Bank Finland PLC, New York Branch
10.38	*	Amendment No. 4 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Argus LLC and Nordea Bank Finland PLC, New York Branch
10.39	*	Amendment No. 2 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Daphne LLC and Nordea Bank Finland PLC, New York Branch
10.40	*	Amendment No. 3 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Elektra LLC and Nordea Bank Finland PLC, New York Branch
10.41	*	Amendment No. 4 to First Preferred Mortgage, dated as of May 17, 2012, between GMR George T LLC and Nordea Bank Finland PLC, New York Branch
10.42	*	Amendment No. 4 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Horn LLC and Nordea Bank Finland PLC, New York Branch
10.43	*	Amendment No. 4 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Hope LLC and Nordea Bank Finland PLC, New York Branch
10.44	*	Amendment No. 4 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Orion LLC and Nordea Bank Finland PLC, New York Branch
10.45	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Phoenix LLC and Nordea Bank Finland PLC, New York Branch
10.46	*	Amendment No. 4 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Spyridon LLC and Nordea Bank Finland PLC, New York Branch
10.47	*	Amendment No. 3 to First Preferred Mortgage, dated as of May 17, 2012, between GMR St. Nikolas LLC and Nordea Bank Finland PLC, New York Branch
10.48	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Atlas LLC and Nordea Bank Finland PLC, New York Branch
10.49	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Hercules LLC and Nordea Bank Finland PLC, New York Branch

Exhibit Number		Description
10.50	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Maniate LLC and Nordea Bank Finland, New York Branch
10.51	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Spartiate LLC and Nordea Bank Finland PLC, New York Branch
10.52	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Ulysses LLC and Nordea Bank Finland PLC, New York Branch
10.53	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Zeus LLC and Nordea Bank Finland PLC, New York Branch
10.54	*	Share Charge, dated as of May 17, 2012 , by General Maritime Corporation in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Arlington Tankers Ltd.
10.55	*	Share Charge, dated as of May 17, 2012, by Arlington Tankers Ltd in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Companion Ltd.
10.56	*	Share Charge, dated as of May 17, 2012, by Arlington Tankers Ltd in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Compatriot Ltd.
10.57	*	Share Charge, dated as of May 17, 2012, by Arlington Tankers Ltd. in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Consul Ltd.
10.58	*	Share Charge, dated as of May 17, 2012, by Arlington Tankers Ltd. in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Victory Ltd.
10.59	*	Share Charge, dated as of May 17, 2012 by Arlington Tankers Ltd. in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Vision Ltd.
10.60	*
Second Amended and Restated Control Agreement Regarding Deposit Accounts, dated as of May 17, 2012, among the Assignor (as defined therein), Nordea Bank Finland PLC, New York Branch on behalf of the First Priority Creditors (as defined therein), Nordea Bank Finland PLC, New York Branch on behalf of the Second Priority Creditors (as defined therein) and Nordea Bank Finland PLC, Cayman Islands Branch
10.61	*
Control Agreement Regarding Deposit Accounts, dated as of May 17, 2012, among the Assignor (as defined therein) , Nordea Bank Finland PLC, New York Branch on behalf of the Secured Creditors (as defined therein) and Nordea Bank Finland PLC, Cayman Islands Branch
10.62	*
Control Agreement Regarding Deposit Accounts, dated as of May 17, 2012, among the Assignor (as defined therein), Nordea Bank Finland PLC, New York Branch on behalf of the Secured Creditors (as defined therein) and Nordea Bank Finland PLC, Cayman Islands Branch
10.63	*
Second Amended and Restated Credit Agreement, dated as of May 17, 2012, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, Arlington Tankers, Ltd., General Maritime Subsidiary II Corporation, Various Lenders and Nordea Bank Finland PLC, New York Branch
10.64	*
Amended and Restated Pledge Agreement, dated as of May 17, 2012, by the Pledgors (as defined therein) to Nordea Bank Finland PLC, New York Branch for the benefit of the Secured Creditors (as defined therein)

Exhibit Number		Description
10.65	*	Amended and Restated Parent Pledge Agreement, dated as of May 17, 2012, by General Maritime Corporation to Nordea Bank Finland PLC, New York Branch for the benefit of the Secured Creditors (as defined therein)
10.66	*
Amended and Restated Secondary Pledge Agreement, dated as of May 17, 2012, by the Pledgors (as defined therein) to Nordea Bank Finland PLC, New York Branch for the benefit of the Secured Creditors (as defined therein)
10.67	*	Pari Passu Pledge Agreement, dated as of May 17, 2012, by the Pledgors (as defined therein) to Nordea Bank Finland PLC, New York Branch for the benefit of the Secured Creditors (as defined therein)
10.68	*
Amended and Restated Subsidiaries Guaranty, dated as of May 17, 2012, by the Guarantors (as defined therein) in favor of Nordea Bank Finland PLC, New York Branch for the benefit of the Secured Creditors (as defined therein)
10.69	*	Omnibus Amendment to Assignments of Earnings, dated as of May 17, 2012, by and among the Assignors (as defined therein) and Nordea Bank Finland PLC, New York Branch
10.70	*	Omnibus Amendment to Secondary Assignments of Earnings, dated as of May 17, 2012, by and among the Assignors (as defined therein) and Nordea Bank Finland PLC, New York Branch
10.71	*	Omnibus Amendment to Assignments of Insurances, dated as of May 17, 2012, by and among the Assignors (as defined therein) and Nordea Bank Finland PLC, New York Branch
10.72	*	Omnibus Amendment to Secondary Assignments of Insurances, dated as of May 17, 2012, by and among the Assignors (as defined therein) and Nordea Bank Finland PLC, New York Branch
10.73	*
Intercreditor Agreement, dated as of May 17, 2012, by and among General Maritime Corporation, General Maritime Subsidiary II Corporation, General Maritime Subsidiary Corporation, the Subsidiary Guarantors (as defined therein), Nordea Bank Finland PLC, New York Branch on behalf of the First Priority Creditors (as defined therein) and Nordea Bank Finland PLC, New York Branch on behalf of the Second Priority Obligations (as defined therein)
10.74	*
Intercreditor Agreement, dated as of May 17, 2012, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, General Maritime Subsidiary II Corporation, the Subsidiary Guarantors (as defined therein), Nordea Bank Finland PLC, New York Branch on behalf of the First Priority Creditors (as defined therein) and Nordea Bank Finland PLC, New York Branch on behalf of the Second Priority Obligations (as defined therein)
10.75	*
Omnibus First Amendment, dated as of December 21, 2012, to the Second Amended and Restated Credit Agreement, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, Arlington Tankers, Ltd., General Maritime Subsidiary II Corporation, Various Lenders and Nordea Bank Finland PLC, New York Branch
10.76	*
Second Amendment, dated as of October 2, 2013, to the Second Amended and Restated Credit Agreement, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, Arlington Tankers, Ltd., General Maritime Subsidiary II Corporation, Various Lenders and Nordea Bank Finland PLC, New York Branch

Exhibit Number		Description
10.77	*	Third Amendment, dated as of November 29, 2013, to the Second Amended and Restated Credit Agreement, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, Arlington Tankers, Ltd., General Maritime Subsidiary II Corporation, Various Lenders and Nordea Bank Finland PLC, New York Branch
10.78	*
Fourth Amendment, dated as of May 7, 2014, to the Second Amended and Restated Credit Agreement, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, Arlington Tankers, Ltd., General Maritime Subsidiary II Corporation, Various Lenders and Nordea Bank Finland PLC, New York Branch
10.79	*
Fifth Amendment, dated as of July 11, 2014, to the Second Amended and Restated Credit Agreement, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, Arlington Tankers, Ltd., General Maritime Subsidiary II Corporation, Various Lenders and Nordea Bank Finland PLC, New York Branch
10.80	*	Secondary Charter Assignment, dated as of May 17, 2012, between GMR Harriet G LLC and Nordea Bank Finland PLC, New York Branch
10.81	*	Amendment No. 1 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Atlas LLC and Nordea Bank Finland PLC, New York Branch
10.82	*	Amendment No. 1 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Hercules LLC and Nordea Bank Finland PLC, New York Branch
10.83	*	Amendment No. 1 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Maniate LLC and Nordea Bank Finland PLC, New York Branch
10.84	*	Amendment No. 1 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Poseidon LLC and Nordea Bank Finland PLC, New York Branch
10.85	*	Amendment No. 1 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Spartiate LLC and Nordea Bank Finland PLC, New York Branch
10.86	*	Amendment No. 1 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Ulysses LLC and Nordea Bank Finland PLC, New York Branch
10.87	*	Amendment No. 1 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Zeus LLC and Nordea Bank Finland PLC, New York Branch
10.88	*	Amendment No. 1 to Secondary Deed of Covenants, dated as of May 17, 2012, between Victory Ltd. and Nordea Bank Finland PLC, New York Branch
10.89	*	Amendment No. 1 to Secondary Deed of Covenants, dated as of May 17, 2012, between Vision Ltd. and Nordea Bank Finland PLC, New York Branch
10.90	*	Amendment No. 1 to Secondary Deed of Covenants, dated as of May 17, 2012, between Companion Ltd. and Nordea Bank Finland PLC, New York Branch
10.91	*	Amendment No. 1 to Secondary Deed of Covenants, dated as of May 17, 2012, between Compatriot Ltd. and Nordea Bank Finland PLC, New York Branch
10.92	*	Amendment No. 1 to Secondary Deed of Covenants, dated as of May 17, 2012, between Consul Ltd. and Nordea Bank Finland PLC, New York Branch
10.93	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Agamemnon LLC and Nordea Bank Finland PLC, New York Branch

Exhibit Number		Description
10.94	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Ajax LLC and Nordea Bank Finland PLC, New York Branch
10.95	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Defiance LLC and Nordea Bank Finland PLC, New York Branch
10.96	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Harriet G LLC and Nordea Bank Finland PLC, New York Branch
10.97	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Kara G LLC and Nordea Bank Finland PLC, New York Branch
10.98	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Minotaur LLC and Nordea Bank Finland PLC, New York Branch
10.99	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Strength LLC and Nordea Bank Finland PLC, New York Branch
10.100	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Argus LLC and Nordea Bank Finland PLC, New York Branch
10.101	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Daphne LLC and Nordea Bank Finland PLC, New York Branch
10.102	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Elektra LLC and Nordea Bank Finland PLC, New York Branch
10.103	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR George T LLC and Nordea Bank Finland PLC, New York Branch
10.104	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Hope LLC and Nordea Bank Finland PLC, New York Branch
10.105	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Horn LLC and Nordea Bank Finland PLC, New York Branch
10.106	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Orion LLC and Nordea Bank Finland PLC, New York Branch
10.107	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Phoenix LLC and Nordea Bank Finland PLC, New York Branch
10.108	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Spyridon LLC and Nordea Bank Finland PLC, New York Branch
10.109	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR St. Nikolas LLC and Nordea Bank Finland PLC, New York Branch
10.110	*	Secondary Share Charge, dated as of May 17, 2012 , by General Maritime Corporation in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Arlington Tankers Ltd.
10.111	*	Secondary Share Charge, dated as of May 17, 2012, by Arlington Tankers Ltd in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Companion Ltd.
10.112	*	Secondary Share Charge, dated as of May 17, 2012, by Arlington Tankers Ltd in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Compatriot Ltd.

Exhibit Number		Description
10.113	*	Secondary Share Charge, dated as of May 17, 2012, by Arlington Tankers Ltd. in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Consul Ltd.
10.114	*	Secondary Share Charge, dated as of May 17, 2012, by Arlington Tankers Ltd. in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Victory Ltd.
10.115	*	Secondary Share Charge, dated as of May 17, 2012 by Arlington Tankers Ltd. in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Vision Ltd.
10.116	*	Credit Agreement, dated as of June 11, 2013, by and between General Maritime Corporation and Wells Fargo Bank, National Association
10.117	*	Pool Participation Agreement, dated as of December 3, 2012, by and between Unique Tankers LLC and General Maritime Corporation
10.118	*	Agency Agreement, dated as of November 30, 2012, by and between Unique Tankers LLC and Unipec UK Company Limited
10.119	*	Option Letter Agreement, dated as of November 30, 2012, by and between General Maritime Management LLC and Unipec UK Company Limited
10.120	*	Exclusivity Letter Agreement, dated as of November 30, 2012, by and between General Maritime Management LLC and Unipec UK Company Limited
10.121	*	Agreement of Lease, dated as of November 30, 2004, by and between Fisher-Park Lane Owner LLC and General Maritime Corporation
10.122	*	Rental Contract, dated as of June 1, 2009, by and between Imopolis-Sociedad Gestora de Fundos de Investimento Imobilario, S.A. and General Maritime Management (Portugal) LDA
10.123	*
Addendum, dated February 24, 2012, to the Rental Contract, dated as of June 1, 2009, by and between Imopolis-Sociedad Gestora de Fundos de Investimento Imobilario, S.A. and General Maritime Management (Portugal) LDA
10.124	*	Non-Residential Premises Lease Contract, dated as of October 1, 2013, by and between Gisheva Merem Batmirzovna and General Maritime Crewing LLC
21.1	*	Subsidiaries of General Maritime Corporation
23.1	*	Consent of Kramer Levin Naftalis & Frankel LLP (included in its opinion filed as Exhibit 8.1)
23.2	*	Consent of Drewry Shipping Consultants Limited
23.3	*	Consent of Deloitte and Touche LLP
24.1	*	Powers of Attorney

*
To be filed by amendment

Item 17.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on the    day of                ,         .

General Maritime Corporation
By:
	Name:	John P. Tavlarios
	Title:	President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John P. Tavlarios and Leonard J. Vrondissis, or either of them, with full power to act alone, his or her true lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this registration statement, whether pre-effective or post-effective, including any subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary to be done, as fully for all intents and purposes as he or she might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on                ,         in the capacities indicated.

Signature	Title

John P. Tavlarios	Chief Executive Officer, President and Director (Principal Executive Officer)
Leonard J. Vrondissis	Chief Financial Officer and Executive Vice President (Principal Financial Officer and Principal Accounting Officer)
Peter C. Georgiopoulos	Chairman, Director

 EXHIBIT INDEX

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement
2.1	*	Second Amended Joint Plan of Reorganization of the Debtors Under Chapter 11 of the Bankruptcy Code by and among General Maritime Corporation, Arlington Tankers Ltd., Arlington Tankers, LLC, Companion Ltd., Compatriot Ltd., Concept Ltd., Concord Ltd., Consul Ltd., Contest Ltd., GMR Administration Corp., General Maritime Investments LLC, General Maritime Management LLC, General Maritime Subsidiary Corporation, General Maritime Subsidiary II Corporation, General Maritime Subsidiary NSF Corporation, General Product Carriers Corporation, GMR Agamemnon LLC, GMR Ajax LLC, GMR Alexandra LLC, GMR Argus LLC, GMR Atlas LLC, GMR Chartering LLC, GMR Concept LLC, GMR Concord LLC, GMR Constantine LLC, GMR Contest LLC, GMR Daphne LLC, GMR Defiance LLC, GMR Elektra LLC, GMR George T LLC, GMR GP LLC, GMR Gulf LLC, GMR Harriet G LLC, GMR Hercules LLC, GMR Hope LLC, GMR Horn LLC, GMR Kara G LLC, GMR Limited LLC, GMR Maniate LLC, GMR Minotaur LLC, GMR Orion LLC, GMR Phoenix LLC, GMR Poseidon LLC, GMR Princess LLC, GMR Progress LLC, GMR Revenge LLC, GMR Spartiate LLC, GMR Spyridon LLC, GMR St. Nikolas LLC, GMR Star LLC, GMR Strength LLC, GMR Trader LLC, GMR Trust LLC, GMR Ulysses LLC, GMR Zeus LLC, Victory Ltd. and Vision Ltd.
3.1	*	Amended and Restated Articles of Incorporation
3.2	*	Bylaws of General Maritime Corporation
4.1	*	Amended and Restated Shareholders' Agreement, dated as of December 12, 2013, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and certain other shareholders of General Maritime Corporation
4.2	*	First Amended and Restated Registration Agreement, dated as of November 1, 2012, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and certain other shareholders of General Maritime Corporation
4.3	*	Joinder Agreement, dated as of November 1, 2012, by BlueMountain Credit Alternatives Master Fund L.P., BlueMountain Long/Short Credit Master Fund L.P., BlueMountain Kicking Horse Fund L.P., BlueMountain Credit Opportunities Master Fund I L.P., BlueMountain Timberline Ltd., BlueMountain Long/Short Credit and Distressed Reflection Fund p.l.c., BlueMountain Long Short Grassmoor Fund Ltd. and BlueMountain Distressed Master Fund L.P. to that certain Registration Agreement, dated as of May 17, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein), as amended
4.4	*	Joinder Agreement, dated as of December 12, 2013, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and BlackRock Funds II, BlackRock High Yield Bond Portfolio to that certain Registration Agreement, dated as of May 17, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein), as amended
4.5	*	Joinder Agreement, dated as of December 12, 2013, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and BlackRock Corporate High Yield Fund VI, Inc. to that certain Registration Agreement, dated as of May 17, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein), as amended
4.6	*	Joinder Agreement, dated as of December 12, 2013, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and MET Investors Series Trust—BlackRock High Yield Portfolio to that certain Registration Agreement, dated as of May 17, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein), as amended

Exhibit Number		Description
4.7	*	Joinder Agreement, dated as of December 12, 2013, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and ARF II Maritime Holdings LLC to that certain Registration Agreement, dated as of May 17, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein), as amended
4.8	*	Joinder Agreement, dated as of December 12, 2013, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and Bamboula Partners LP to that certain Registration Agreement, dated as of May 17, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein), as amended
4.9	*	Joinder Agreement, dated as of December 12, 2013, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and J. Goldman Master Fund, L.P. to that certain Registration Agreement, dated as of May 17, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein), as amended
4.10	*	Joinder Agreement, dated as of December 12, 2013, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and Opps Marine Holdings TP, L.P. to that certain Registration Agreement, dated as of May 17, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein), as amended
4.11	*	Joinder Agreement, dated as of December 12, 2013, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and Shun Lee Dynasty Holdings, LP to that certain Registration Agreement, dated as of May 17, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein), as amended
4.12	*	Joinder Agreement, dated as of December 12, 2013, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and The Anschutz Foundation to that certain Registration Agreement, dated as of May 17, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein), as amended
4.13	*	Joinder Agreement, dated as of December 12, 2013, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and Twin Haven Special Opportunities Fund IV, L.P. to that certain Registration Agreement, dated as of May 17, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein), as amended
4.14	*	Joinder Agreement, dated as of January 1, 2014, by Moelis & Company Holding LP to that certain Amended and Restated Shareholders' Agreement, dated as of December 12, 2013, by and among General Maritime Corporation and the Shareholders (as defined herein) and to that certain First Amended and Restated Registration Agreement, dated as of November 1, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein)
4.15	*	Joinder Agreement, dated as of March 21, 2014, by BlueMountain Strategic Credit Master Fund L.P. to that certain Amended and Restated Shareholders' Agreement, dated as of December 12, 2013, by and among General Maritime Corporation and the Shareholders (as defined herein) and to that certain First Amended and Restated Registration Agreement, dated as of November 1, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein)
4.16	*	Joinder Agreement, dated as of March 21, 2014, by BlueMountain Guadalupe Peak Fund L.P. to that certain Amended and Restated Shareholders' Agreement, dated as of December 12, 2013, by and among General Maritime Corporation and the Shareholders (as defined herein) and to that certain First Amended and Restated Registration Agreement, dated as of November 1, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein)

Exhibit Number		Description
4.17	*	Joinder Agreement, dated as of March 21, 2014, by BlueMountain Long/Short Credit and Distressed Fund, a sub-fund of AAI BlueMountain Fund PLC to that certain Amended and Restated Shareholders' Agreement, dated as of December 12, 2013, by and among General Maritime Corporation and the Shareholders (as defined herein) and to that certain First Amended and Restated Registration Agreement, dated as of November 1, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein)
4.18	*	Joinder Agreement, dated as of March 21, 2014, by BlueMountain Montenvers Master Fund SCA SICAV-SIF to that certain Amended and Restated Shareholders' Agreement, dated as of December 12, 2013, by and among General Maritime Corporation and the Shareholders (as defined herein) and to that certain First Amended and Restated Registration Agreement, dated as of November 1, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein)
4.19	*	Joinder Agreement, dated as of June 25, 2014, by ARF II Maritime Equity Co-Investors LLC to that certain Amended and Restated Shareholders' Agreement, dated as of December 12, 2013, by and among General Maritime Corporation and the Shareholders (as defined herein) and to that certain First Amended and Restated Registration Agreement, dated as of November 1, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein)
4.20	*	Joinder Agreement, dated as of June 25, 2014, by ARF II Maritime Equity Partners LP to that certain Amended and Restated Shareholders' Agreement, dated as of December 12, 2013, by and among General Maritime Corporation and the Shareholders (as defined herein) and to that certain First Amended and Restated Registration Agreement, dated as of November 1, 2012, by and among General Maritime Corporation and the Shareholders (as defined therein)
4.21	*	Subscription Agreement, dated as of June 19, 2012, by and between General Maritime Corporation and Houlihan Lokey Capital, Inc.
4.22	*	Subscription Agreement, dated as of June 28, 2013, by and between General Maritime Corporation and OCM Marine Holdings TP, L.P.
4.23	*	Subscription Agreement, dated as of August 22, 2013, by and between General Maritime Corporation and Houlihan Lokey Capital, Inc.
4.24	*	Subscription Agreement, dated as of August 21, 2013, by and between General Maritime Corporation and J. Goldman Master Fund, L.P.
4.25	*	Common Stock Subscription Agreement, dated September 30, 2013, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and Aurora Resurgence Fund II, LP
4.26	*	Common Stock Subscription Agreement, dated as of November 1, 2012, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P., BlueMountain Credit Alternatives Master Fund L.P., BlueMountain Long/Short Credit Master Fund L.P., BlueMountain Kicking Horse Fund L.P., BlueMountain Credit Opportunities Master Fund I L.P., BlueMountain Timberline Ltd., BlueMountain Long/Short Credit and Distressed Reflection Fund p.l.c., BlueMountain Long Short Grassmoor Fund Ltd. and BlueMountain Distressed Master Fund L.P.
4.27	*	Amended and Restated Common Stock Subscription Agreement, dated as of December 12, 2013, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P., Aurora Resurgence Fund II LP and certain other shareholders of General Maritime Corporation
4.28	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and ARF II Maritime Holdings LLC

Exhibit Number		Description
4.29	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and Twin Haven Special Opportunities Fund IV, L.P.
4.30	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and Bamboula Partners LP
4.31	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and Shun Lee Dynasty Holdings LP
4.32	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and BlackRock Funds II, BlackRock High Yield Bond Portfolio
4.33	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and BlackRock Corporate High Yield Fund VI
4.34	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and MET Investors Series Trust—BlackRock High Yield Portfolio
4.35	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation and OCM Marine Holdings TP, L.P.
4.36	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and BlueMountain Strategic Credit Master Fund L.P.
4.37	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and BlueMountain Guadalupe Peak Fund L.P.
4.38	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and BlueMountain Montenvers Master Fund SCA SICA V-SIF
4.39	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and BlueMountain Timberline Ltd.
4.40	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and BlueMountain Kicking Horse Fund L.P.
4.41	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and BlueMountain Credit Opportunities Master Fund I L.P.
4.42	*	Subscription Agreement, dated as of March 21, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and BlueMountain Long/Short Credit and Distressed Reflection Fund, a sub-fund of AAI BlueMountain Fund PLC
4.43	*	Subscription Agreement, dated as of June 25, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and ARF II Maritime Equity Partners L.P.
4.44	*	Subscription Agreement, dated as of June 25, 2014, by and among General Maritime Corporation, OCM Marine Holdings TP, L.P. and ARF II Maritime Equity Co-Investors LLC

Exhibit Number		Description
4.45	*	Note and Guarantee Agreement, dated as of March 28, 2014, by and among General Maritime Corporation, VLCC Acquisition I Corporation, BlueMountain Strategic Credit Master Fund L.P., BlueMountain Guadalupe Peak Fund L.P., BlueMountain Montenvers Master Fund SCA SICA V-SIF, BlueMountain Timberline Ltd., BlueMountain Kicking Horse Fund L.P., BlueMountain Long/Short Credit and Distressed Reflection Fund, a sub-fund of AAI BlueMountain Fund PLC and BlueMountain Credit Opportunities Master Fund I L.P., including Form of Note
4.46	*	Amendment No. 1 to the Note and Guarantee Agreement, dated as of May 13, 2014, by and among General Maritime Corporation, VLCC Acquisition I Corporation, BlueMountain Strategic Credit Master Fund L.P., BlueMountain Guadalupe Peak Fund L.P., BlueMountain Montenvers Master Fund SCA SICA V-SIF, BlueMountain Timberline Ltd., BlueMountain Kicking Horse Fund L.P., BlueMountain Long/Short Credit and Distressed Reflection Fund, a sub-fund of AAI BlueMountain Fund PLC and BlueMountain Credit Opportunities Master Fund I L.P.
4.47	*	Subsidiary Guarantee, dated as of May 13, 2014, by VLCC Acquisition I Corporation, STI Glasgow Shipping Company Limited, STI Edinburgh Shipping Company Limited, STI Perth Shipping Company Limited, STI Dundee Shipping Company Limited, STI Newcastle Shipping Company Limited, STI Cavaliere Shipping Company Limited and STI Esles Shipping Company Limited in favor of certain noteholders of General Maritime Corporation
4.48	*	Specimen Common Stock Certificate
4.49	*	Warrant Agreement, dated as of May 17, 2012, by and between General Maritime Corporation and Computershare Shareowner Services LLC
4.50	*	Global Warrant Certificate, dated May 17, 2012, held by The Depository Trust Company for the benefit of Cede & Co.
5.1	*	Opinion of Dennis J. Reeder, Esq. regarding the validity of the common stock being issued
8.1	*	Opinion of Kramer Levin Naftalis & Frankel LLP regarding U.S. tax matters
8.2	*	Opinion of Dennis J. Reeder, Esq. regarding Republic of Marshall Islands tax matters
10.1	*	General Maritime Corporation 2012 Equity Incentive Plan, adopted May 17, 2012
10.2	*	Employment Agreement, dated as of May 17, 2012, by and between General Maritime Corporation and John P. Tavlarios
10.3	*	Employment Agreement, dated as of May 17, 2012, by and between General Maritime Corporation and Leonard J. Vrondissis
10.4	*	Employment Agreement, dated as of May 17, 2012, by and between General Maritime Corporation and Milton H. Gonzales
10.5	*	Stock Option Award Agreement pursuant to the General Maritime Corporation 2012 Equity Incentive Plan, dated May 17, 2012, by and among General Maritime Corporation and John P. Tavlarios
10.6	*	Stock Option Award Agreement pursuant to the General Maritime Corporation 2012 Equity Incentive Plan, dated May 17, 2012, by and among General Maritime Corporation and Leonard J. Vrondissis
10.7	*	Stock Option Award Agreement pursuant to the General Maritime Corporation 2012 Equity Incentive Plan, dated May 17, 2012, by and among General Maritime Corporation and Milton H. Gonzales

Exhibit Number		Description
10.8	*	Stock Option Award Agreement pursuant to the General Maritime Corporation 2012 Equity Incentive Plan, dated May 17, 2012, by and among General Maritime Corporation and Jeffrey D. Pribor
10.9	*	Third Amended and Restated Credit Agreement, dated as of May 17, 2012, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, General Maritime Subsidiary II Corporation, Arlington Tankers Ltd., Various Lenders and Nordea Bank Finland PLC, New York Branch
10.10	*	Second Amended and Restated Pledge Agreement, dated as of May 17, 2012, by the Pledgors (as defined therein) to Nordea Bank Finland PLC, New York Branch for the benefit of the Secured Creditors (as defined therein)
10.11	*	Amended and Restated Secondary Pledge Agreement, dated as of May 17, 2012, by the Pledgors (as defined therein) to Nordea Bank Finland PLC, New York Branch for the benefit of the Secured Creditors (as defined therein)
10.12	*	Pari Passu Pledge Agreement, dated as of May 17, 2012, by the Pledgors (as defined therein) to Nordea Bank Finland PLC, New York Branch for the benefit of the Secured Creditors (as defined therein)
10.13	*	Amendment and Reaffirmation Agreement, dated as of May 17, 2012, by the Subsidiary Guarantors (as defined therein) in favor of Nordea Bank Finland PLC, New York Branch
10.14	*	Omnibus Amendment to Assignments of Earnings, dated as of May 17, 2012, by and among the Assignors (as defined therein) and Nordea Bank Finland PLC, New York Branch
10.15	*	Omnibus Amendment to Secondary Assignments of Earnings, dated as of May 17, 2012, by and among the Assignors (as defined therein) and Nordea Bank Finland PLC, New York Branch
10.16	*	Omnibus Amendment to Assignments of Insurances, dated as of May 17, 2012, by and among the Assignors (as defined therein) and Nordea Bank Finland PLC, New York Branch
10.17	*	Omnibus Amendment to Secondary Assignments of Insurances, dated as of May 17, 2012, by and among the Assignors (as defined therein) and Nordea Bank Finland PLC, New York Branch
10.18	*	Intercreditor Agreement, dated as of May 17, 2012, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, General Maritime Subsidiary II Corporation, the Subsidiary Guarantors (as defined therein), Nordea Bank Finland PLC, New York Branch on behalf of the First Priority Creditors (as defined therein) and Nordea Bank Finland PLC, New York Branch on behalf of the Second Priority Obligations (as defined therein)
10.19	*	Intercreditor Agreement, dated as of May 17, 2012, by and among General Maritime Corporation, General Maritime Subsidiary II Corporation, General Maritime Subsidiary Corporation, the Subsidiary Guarantors (as defined therein), Nordea Bank Finland PLC, New York Branch on behalf of the First Priority Creditors (as defined therein) and Nordea Bank Finland PLC, New York Branch on behalf of the Second Priority Obligations (as defined therein)
10.20	*	Omnibus First Amendment, dated as of December 21, 2012, to the Third Amended and Restated Credit Agreement, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, General Maritime Subsidiary II Corporation, Arlington Tankers Ltd., Various Lenders and Nordea Bank Finland PLC, New York Branch

Exhibit Number		Description
10.21	*	Second Amendment, dated as of October 2, 2013, to the Third Amended and Restated Credit Agreement, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, General Maritime Subsidiary II Corporation, Arlington Tankers Ltd., Various Lenders and Nordea Bank Finland PLC, New York Branch
10.22	*	Third Amendment, dated as of November 29, 2013, to the Third Amended and Restated Credit Agreement, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, General Maritime Subsidiary II Corporation, Arlington Tankers Ltd., Various Lenders and Nordea Bank Finland PLC, New York Branch
10.23	*	Fourth Amendment, dated as of May 7, 2014, to the Third Amended and Restated Credit Agreement, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, General Maritime Subsidiary II Corporation, Arlington Tankers Ltd., Various Lenders and Nordea Bank Finland PLC, New York Branch
10.24	*	Fifth Amendment, dated as of July 11, 2014, to the Third Amended and Restated Credit Agreement, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, General Maritime Subsidiary II Corporation, Arlington Tankers Ltd., Various Lenders and Nordea Bank Finland PLC, New York Branch
10.25	*	Charter Assignment, dated as of May 17, 2012, between GMR Harriet G LLC and Nordea Bank Finland PLC, New York Branch
10.26	*	Amendment No. 1 to Amended and Restated Deed of Covenants, dated as of May17, 2012, between Victory Ltd. and Nordea Bank Finland PLC, New York Branch
10.27	*	Amendment No. 1 to Amended and Restated Deed of Covenants, dated as of May 17, 2012 between Vision Ltd. and Nordea Bank Finland PLC, New York Branch
10.28	*	Amendment No. 2 to Deed of Covenants, dated as of May 17, 2012, between Companion Ltd. and Nordea Bank Finland PLC, New York Branch
10.29	*	Amendment No. 2 to Deed of Covenants, dated as of May 17, 2012, between Compatriot Ltd. and Nordea Bank Finland PLC, New York Branch
10.30	*	Amendment No. 2 to Deed of Covenants, dated as of May 17, 2012, between Consul Ltd. and Nordea Bank Finland PLC, New York Branch
10.31	*	Amendment No. 4 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Agamemnon LLC and Nordea Bank Finland PLC, New York Branch
10.32	*	Amendment No. 4 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Ajax LLC and Nordea Bank Finland PLC, New York Branch
10.33	*	Amendment No. 4 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Defiance LLC and Nordea Bank Finland PLC, New York Branch
10.34	*	Amendment No. 4 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Harriet G LLC and Nordea Bank Finland PLC, New York Branch
10.35	*	Amendment No. 4 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Kara G LLC and Nordea Bank Finland PLC, New York Branch
10.36	*	Amendment No. 4 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Minotaur LLC and Nordea Bank Finland PLC, New York Branch
10.37	*	Amendment No. 4 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Strength LLC and Nordea Bank Finland PLC, New York Branch
10.38	*	Amendment No. 4 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Argus LLC and Nordea Bank Finland PLC, New York Branch

Exhibit Number		Description
10.39	*	Amendment No. 2 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Daphne LLC and Nordea Bank Finland PLC, New York Branch
10.40	*	Amendment No. 3 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Elektra LLC and Nordea Bank Finland PLC, New York Branch
10.41	*	Amendment No. 4 to First Preferred Mortgage, dated as of May 17, 2012, between GMR George T LLC and Nordea Bank Finland PLC, New York Branch
10.42	*	Amendment No. 4 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Horn LLC and Nordea Bank Finland PLC, New York Branch
10.43	*	Amendment No. 4 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Hope LLC and Nordea Bank Finland PLC, New York Branch
10.44	*	Amendment No. 4 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Orion LLC and Nordea Bank Finland PLC, New York Branch
10.45	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Phoenix LLC and Nordea Bank Finland PLC, New York Branch
10.46	*	Amendment No. 4 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Spyridon LLC and Nordea Bank Finland PLC, New York Branch
10.47	*	Amendment No. 3 to First Preferred Mortgage, dated as of May 17, 2012, between GMR St. Nikolas LLC and Nordea Bank Finland PLC, New York Branch
10.48	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Atlas LLC and Nordea Bank Finland PLC, New York Branch
10.49	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Hercules LLC and Nordea Bank Finland PLC, New York Branch
10.50	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Maniate LLC and Nordea Bank Finland, New York Branch
10.51	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Spartiate LLC and Nordea Bank Finland PLC, New York Branch
10.52	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Ulysses LLC and Nordea Bank Finland PLC, New York Branch
10.53	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Zeus LLC and Nordea Bank Finland PLC, New York Branch
10.54	*	Share Charge, dated as of May 17, 2012 , by General Maritime Corporation in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Arlington Tankers Ltd.
10.55	*	Share Charge, dated as of May 17, 2012, by Arlington Tankers Ltd in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Companion Ltd.
10.56	*	Share Charge, dated as of May 17, 2012, by Arlington Tankers Ltd in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Compatriot Ltd.
10.57	*	Share Charge, dated as of May 17, 2012, by Arlington Tankers Ltd. in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Consul Ltd.
10.58	*	Share Charge, dated as of May 17, 2012, by Arlington Tankers Ltd. in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Victory Ltd.
10.59	*	Share Charge, dated as of May 17, 2012 by Arlington Tankers Ltd. in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Vision Ltd.

Exhibit Number		Description
10.60	*	Second Amended and Restated Control Agreement Regarding Deposit Accounts, dated as of May 17, 2012, among the Assignor (as defined therein), Nordea Bank Finland PLC, New York Branch on behalf of the First Priority Creditors (as defined therein), Nordea Bank Finland PLC, New York Branch on behalf of the Second Priority Creditors (as defined therein) and Nordea Bank Finland PLC, Cayman Islands Branch
10.61	*	Control Agreement Regarding Deposit Accounts, dated as of May 17, 2012, among the Assignor (as defined therein) , Nordea Bank Finland PLC, New York Branch on behalf of the Secured Creditors (as defined therein) and Nordea Bank Finland PLC, Cayman Islands Branch
10.62	*	Control Agreement Regarding Deposit Accounts, dated as of May 17, 2012, among the Assignor (as defined therein), Nordea Bank Finland PLC, New York Branch on behalf of the Secured Creditors (as defined therein) and Nordea Bank Finland PLC, Cayman Islands Branch
10.63	*	Second Amended and Restated Credit Agreement, dated as of May 17, 2012, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, Arlington Tankers, Ltd., General Maritime Subsidiary II Corporation, Various Lenders and Nordea Bank Finland PLC, New York Branch
10.64	*	Amended and Restated Pledge Agreement, dated as of May 17, 2012, by the Pledgors (as defined therein) to Nordea Bank Finland PLC, New York Branch for the benefit of the Secured Creditors (as defined therein)
10.65	*	Amended and Restated Parent Pledge Agreement, dated as of May 17, 2012, by General Maritime Corporation to Nordea Bank Finland PLC, New York Branch for the benefit of the Secured Creditors (as defined therein)
10.66	*	Amended and Restated Secondary Pledge Agreement, dated as of May 17, 2012, by the Pledgors (as defined therein) to Nordea Bank Finland PLC, New York Branch for the benefit of the Secured Creditors (as defined therein)
10.67	*	Pari Passu Pledge Agreement, dated as of May 17, 2012, by the Pledgors (as defined therein) to Nordea Bank Finland PLC, New York Branch for the benefit of the Secured Creditors (as defined therein)
10.68	*	Amended and Restated Subsidiaries Guaranty, dated as of May 17, 2012, by the Guarantors (as defined therein) in favor of Nordea Bank Finland PLC, New York Branch for the benefit of the Secured Creditors (as defined therein)
10.69	*	Omnibus Amendment to Assignments of Earnings, dated as of May 17, 2012, by and among the Assignors (as defined therein) and Nordea Bank Finland PLC, New York Branch
10.70	*	Omnibus Amendment to Secondary Assignments of Earnings, dated as of May 17, 2012, by and among the Assignors (as defined therein) and Nordea Bank Finland PLC, New York Branch
10.71	*	Omnibus Amendment to Assignments of Insurances, dated as of May 17, 2012, by and among the Assignors (as defined therein) and Nordea Bank Finland PLC, New York Branch
10.72	*	Omnibus Amendment to Secondary Assignments of Insurances, dated as of May 17, 2012, by and among the Assignors (as defined therein) and Nordea Bank Finland PLC, New York Branch

Exhibit Number		Description
10.73	*	Intercreditor Agreement, dated as of May 17, 2012, by and among General Maritime Corporation, General Maritime Subsidiary II Corporation, General Maritime Subsidiary Corporation, the Subsidiary Guarantors (as defined therein), Nordea Bank Finland PLC, New York Branch on behalf of the First Priority Creditors (as defined therein) and Nordea Bank Finland PLC, New York Branch on behalf of the Second Priority Obligations (as defined therein)
10.74	*	Intercreditor Agreement, dated as of May 17, 2012, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, General Maritime Subsidiary II Corporation, the Subsidiary Guarantors (as defined therein), Nordea Bank Finland PLC, New York Branch on behalf of the First Priority Creditors (as defined therein) and Nordea Bank Finland PLC, New York Branch on behalf of the Second Priority Obligations (as defined therein)
10.75	*	Omnibus First Amendment, dated as of December 21, 2012, to the Second Amended and Restated Credit Agreement, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, Arlington Tankers, Ltd., General Maritime Subsidiary II Corporation, Various Lenders and Nordea Bank Finland PLC, New York Branch
10.76	*	Second Amendment, dated as of October 2, 2013, to the Second Amended and Restated Credit Agreement, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, Arlington Tankers, Ltd., General Maritime Subsidiary II Corporation, Various Lenders and Nordea Bank Finland PLC, New York Branch
10.77	*	Third Amendment, dated as of November 29, 2013, to the Second Amended and Restated Credit Agreement, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, Arlington Tankers, Ltd., General Maritime Subsidiary II Corporation, Various Lenders and Nordea Bank Finland PLC, New York Branch
10.78	*	Fourth Amendment, dated as of May 7, 2014, to the Second Amended and Restated Credit Agreement, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, Arlington Tankers, Ltd., General Maritime Subsidiary II Corporation, Various Lenders and Nordea Bank Finland PLC, New York Branch
10.79	*	Fifth Amendment, dated as of July 11, 2014, to the Second Amended and Restated Credit Agreement, by and among General Maritime Corporation, General Maritime Subsidiary Corporation, Arlington Tankers, Ltd., General Maritime Subsidiary II Corporation, Various Lenders and Nordea Bank Finland PLC, New York Branch
10.80	*	Secondary Charter Assignment, dated as of May 17, 2012, between GMR Harriet G LLC and Nordea Bank Finland PLC, New York Branch
10.81	*	Amendment No. 1 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Atlas LLC and Nordea Bank Finland PLC, New York Branch
10.82	*	Amendment No. 1 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Hercules LLC and Nordea Bank Finland PLC, New York Branch
10.83	*	Amendment No. 1 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Maniate LLC and Nordea Bank Finland PLC, New York Branch
10.84	*	Amendment No. 1 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Poseidon LLC and Nordea Bank Finland PLC, New York Branch
10.85	*	Amendment No. 1 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Spartiate LLC and Nordea Bank Finland PLC, New York Branch
10.86	*	Amendment No. 1 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Ulysses LLC and Nordea Bank Finland PLC, New York Branch

Exhibit Number		Description
10.87	*	Amendment No. 1 to First Preferred Mortgage, dated as of May 17, 2012, between GMR Zeus LLC and Nordea Bank Finland PLC, New York Branch
10.88	*	Amendment No. 1 to Secondary Deed of Covenants, dated as of May 17, 2012, between Victory Ltd. and Nordea Bank Finland PLC, New York Branch
10.89	*	Amendment No. 1 to Secondary Deed of Covenants, dated as of May 17, 2012, between Vision Ltd. and Nordea Bank Finland PLC, New York Branch
10.90	*	Amendment No. 1 to Secondary Deed of Covenants, dated as of May 17, 2012, between Companion Ltd. and Nordea Bank Finland PLC, New York Branch
10.91	*	Amendment No. 1 to Secondary Deed of Covenants, dated as of May 17, 2012, between Compatriot Ltd. and Nordea Bank Finland PLC, New York Branch
10.92	*	Amendment No. 1 to Secondary Deed of Covenants, dated as of May 17, 2012, between Consul Ltd. and Nordea Bank Finland PLC, New York Branch
10.93	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Agamemnon LLC and Nordea Bank Finland PLC, New York Branch
10.94	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Ajax LLC and Nordea Bank Finland PLC, New York Branch
10.95	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Defiance LLC and Nordea Bank Finland PLC, New York Branch
10.96	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Harriet G LLC and Nordea Bank Finland PLC, New York Branch
10.97	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Kara G LLC and Nordea Bank Finland PLC, New York Branch
10.98	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Minotaur LLC and Nordea Bank Finland PLC, New York Branch
10.99	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Strength LLC and Nordea Bank Finland PLC, New York Branch
10.100	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Argus LLC and Nordea Bank Finland PLC, New York Branch
10.101	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Daphne LLC and Nordea Bank Finland PLC, New York Branch
10.102	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Elektra LLC and Nordea Bank Finland PLC, New York Branch
10.103	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR George T LLC and Nordea Bank Finland PLC, New York Branch
10.104	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Hope LLC and Nordea Bank Finland PLC, New York Branch
10.105	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Horn LLC and Nordea Bank Finland PLC, New York Branch
10.106	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Orion LLC and Nordea Bank Finland PLC, New York Branch
10.107	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Phoenix LLC and Nordea Bank Finland PLC, New York Branch

Exhibit Number		Description
10.108	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR Spyridon LLC and Nordea Bank Finland PLC, New York Branch
10.109	*	Amendment No. 1 to Second Preferred Mortgage, dated as of May 17, 2012, between GMR St. Nikolas LLC and Nordea Bank Finland PLC, New York Branch
10.110	*	Secondary Share Charge, dated as of May 17, 2012 , by General Maritime Corporation in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Arlington Tankers Ltd.
10.111	*	Secondary Share Charge, dated as of May 17, 2012, by Arlington Tankers Ltd in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Companion Ltd.
10.112	*	Secondary Share Charge, dated as of May 17, 2012, by Arlington Tankers Ltd in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Compatriot Ltd.
10.113	*	Secondary Share Charge, dated as of May 17, 2012, by Arlington Tankers Ltd. in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Consul Ltd.
10.114	*	Secondary Share Charge, dated as of May 17, 2012, by Arlington Tankers Ltd. in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Victory Ltd.
10.115	*	Secondary Share Charge, dated as of May 17, 2012 by Arlington Tankers Ltd. in favour of Nordea Bank Finland PLC, New York Branch in respect of the shares of Vision Ltd.
10.116	*	Credit Agreement, dated as of June 11, 2013, by and between General Maritime Corporation and Wells Fargo Bank, National Association
10.117	*	Pool Participation Agreement, dated as of December 3, 2012, by and between Unique Tankers LLC and General Maritime Corporation
10.118	*	Agency Agreement, dated as of November 30, 2012, by and between Unique Tankers LLC and Unipec UK Company Limited
10.119	*	Option Letter Agreement, dated as of November 30, 2012, by and between General Maritime Management LLC and Unipec UK Company Limited
10.120	*	Exclusivity Letter Agreement, dated as of November 30, 2012, by and between General Maritime Management LLC and Unipec UK Company Limited
10.121	*	Agreement of Lease, dated as of November 30, 2004, by and between Fisher-Park Lane Owner LLC and General Maritime Corporation
10.122	*	Rental Contract, dated as of June 1, 2009, by and between Imopolis-Sociedad Gestora de Fundos de Investimento Imobilario, S.A. and General Maritime Management (Portugal) LDA
10.123	*	Addendum, dated February 24, 2012, to the Rental Contract, dated as of June 1, 2009, by and between Imopolis-Sociedad Gestora de Fundos de Investimento Imobilario, S.A. and General Maritime Management (Portugal) LDA
10.124	*	Non-Residential Premises Lease Contract, dated as of October 1, 2013, by and between Gisheva Merem Batmirzovna and General Maritime Crewing LLC
21.1	*	Subsidiaries of General Maritime Corporation
23.1	*	Consent of Kramer Levin Naftalis & Frankel LLP (included in its opinion filed as Exhibit 8.1)
23.2	*	Consent of Drewry Shipping Consultants Limited
23.3	*	Consent of Deloitte and Touche LLP
24.1	*	Powers of Attorney

*
To be filed by amendment